Filed pursuant to Rule 424(b)(3)
File No. 333-192634

PROSPECTUS

Spectrum Brands, Inc.

Exchange Offer for

$520,000,000 6.375% Senior Notes due 2020 and Related Guarantees and

$570,000,000 6.625% Senior Notes due 2022 and Related Guarantees

The Notes and the Guarantees

•	We are offering to exchange $520,000,000 of our outstanding 6.375% Senior Notes due 2020 and certain related guarantees, which were issued on November 16, 2012 in a private offering and which we collectively refer to as the “2020 initial notes,” for a like aggregate amount of our registered 6.375% Senior Notes due 2020 and certain related guarantees, which we collectively refer to as the “2020 exchange notes.” The 2020 exchange notes will be issued under the indenture dated as of November 16, 2012, as supplemented by the supplemental indenture dated as of December 17, 2012, which we refer to as the “indenture.” We refer to the 2020 initial notes and the 2020 exchange notes collectively as the “2020 notes.”

•	We are offering to exchange $570,000,000 of our outstanding 6.625% Senior Notes due 2022 and certain related guarantees, which were issued on November 16, 2012 in a private offering and which we collectively refer to as the “2022 initial notes,” for a like aggregate amount of our registered 6.625% Senior Notes due 2022 and certain related guarantees, which we collectively refer to as the “2022 exchange notes.” The 2022 exchange notes will be issued under the indenture. We refer to the 2022 initial notes and the 2022 exchange notes collectively as the “2022 notes.”

•	We refer to the 2020 initial notes and the 2022 initial notes collectively or individually, as the context requires, as the “initial notes.” We refer to the 2020 exchange notes and the 2022 exchange notes collectively or individually, as the context requires, as the “exchange notes.” We refer to the initial notes and the exchange notes collectively as the “notes.”

•	The 2020 exchange notes will mature on November 15, 2020. We will pay interest on the 2020 exchange notes semi-annually on May 15 and November 15 of each year, commencing on May 15, 2014, at a rate of 6.375% per annum, to holders of record on the May 1 or November 1 immediately preceding the interest payment date.

•	The 2022 exchange notes will mature on November 15, 2022. We will pay interest on the 2022 exchange notes semi-annually on May 15 and November 15 of each year, commencing on May 15, 2014, at a rate of 6.625% per annum, to holders of record on the May 1 or November 1 immediately preceding the interest payment date.

•	The exchange notes will be guaranteed on a senior unsecured basis by our direct parent, SB/RH Holdings, LLC, and each of our existing and future Domestic Subsidiaries (as defined in the indenture, see “Description of Notes”), which we refer to collectively as the “guarantors.”

•	The exchange notes and the related guarantees will be the general unsecured obligations of us and the guarantors and will rank equally in right of payment with all of our and the guarantors’ existing and future senior indebtedness, including the initial notes (but effectively subordinated to our secured debt, including the Senior Credit Facilities (as defined herein) to the extent of the value of the assets securing such secured debt), and senior in right of payment to all of our and the guarantors’ future indebtedness that expressly provide for its subordination to the exchange notes and the related guarantees. See “Description of Notes.”

Terms of the Exchange Offer

•	The exchange offer will expire at 5:00 p.m., New York City time, on January 24, 2014, unless we extend it.

•	If all the conditions to this exchange offer are satisfied, we will exchange all of our initial notes that are validly tendered and not withdrawn for the applicable exchange notes.

•	You may withdraw your tender of initial notes at any time before the expiration of this exchange offer.

•	The exchange notes that we will issue you in exchange for your initial notes will be substantially identical to your initial notes except that, unlike your initial notes, the exchange notes will have no transfer restrictions or registration rights.

•	The exchange notes that we will issue you in exchange for your initial notes are new securities with no established market for trading.

Before participating in this exchange offer, please refer to the section in this prospectus entitled “Risk Factors” commencing on page 14.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have not applied, and do not intend to apply, for listing or quotation of the notes on any national securities exchange or automated quotation system.

Each broker-dealer that receives exchange notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date (as defined herein), we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

The date of this prospectus is December 23, 2013.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. Subject to our obligation to amend or supplement this prospectus as required by law and the rules and regulations of the SEC, the information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

Until March 23, 2014 (90 days after the date of this prospectus), all dealers effecting transactions in the exchange notes, whether or not participating in the exchange offer, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Each prospective purchaser of the exchange notes must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells the notes or possesses or distributes this prospectus and must obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the exchange notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales, and we shall not have any responsibility therefor.

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TRADEMARKS

We have proprietary rights to or are exclusively licensed to use a number of registered and unregistered trademarks that we believe are important to our business, including, without limitation, Rayovac®, VARTA®, Remington®, Spectracide®, Cutter®, Tetra®, 8-in-1®, Hot Shot®, Repel®, Dingo®, Black & Decker®, George Foreman®, Russell Hobbs®, Toastmaster®, Farberware®, Juiceman®, Breadman®, LitterMaid®, Black Flag®, TAT®, FURminator®, Kwikset®, Weiser®, Baldwin®, Pfister®, SmartKey®, FANAL, Smart Code, Home Connect, National® and EZSet®. We attempt to obtain registration of our key trademarks whenever possible or practicable and pursue any infringement of those trademarks. Solely for convenience, the trademarks, service marks and tradenames referred to in this prospectus are without the “®” and “TM” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and tradenames.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data and information used throughout this prospectus from our own internal company surveys and management estimates, and the industry, market and competitive position data and information used throughout this prospectus with respect to the HHI Business (as defined herein) was obtained from HHI’s (as defined herein) own internal company surveys and management estimates, as well as from industry and general publications and research, surveys or studies conducted by third parties. Industry and general publications and research, studies and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such data and information. While we believe that these publications and research, studies and surveys are reliable, neither we nor the initial purchasers have independently verified such data and information and neither we nor the initial purchasers make any representation or warranty as to the accuracy of such data and information.

There is only a limited amount of independent data available about our industry, market and competitive position, particularly outside of the United States. As a result, certain data and information are based on our good faith estimates, which are derived from our review of internal data and information, information that we obtain from customers, and other third party sources. We believe these internal surveys and management estimates are reliable; however, no independent sources have verified such surveys and estimates.

The industry data that we present in this prospectus includes estimates that involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

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PROSPECTUS SUMMARY

The following summary highlights basic information about us, the exchange offer and the exchange notes. It may not contain all of the information that is important to you. For a more comprehensive understanding of our business and the offering, you should read this entire prospectus, including the section entitled “Risk Factors.” Certain statements in this summary are forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”

Unless otherwise indicated in this prospectus or the context requires otherwise, “Spectrum,” we,” or “our” refers to Spectrum Brands, Inc. and, where applicable, its consolidated subsidiaries, SB/RH Holdings and its subsidiaries or SB Holdings and its subsidiaries. “Spectrum Brands” refers only to Spectrum Brands, Inc. and not to any of its subsidiaries. “SB/RH Holdings” refers to our parent SB/RH Holdings, LLC. “SB Holdings” refers to SB/RH Holdings, LLC’s parent Spectrum Brands Holdings, Inc.

Our Company

We are a global branded consumer products company. Spectrum Brands is a wholly owned direct subsidiary of SB/RH Holdings, which is a direct subsidiary of SB Holdings. SB Holdings’ common stock trades on the New York Stock Exchange (the “NYSE”) under the symbol “SPB.”

On December 17, 2012, we acquired the residential hardware and home improvement business (the “HHI Business”) from Stanley Black & Decker, Inc. (“Stanley Black & Decker”), which includes (i) the equity interests of certain subsidiaries of Stanley Black & Decker engaged in the business and (ii) certain assets of Stanley Black & Decker used or held for use in connection with the business (together the “Hardware Acquisition”). On April 8, 2013, we completed the Hardware Acquisition by acquiring certain assets of Tong Lung Metal Industry Co. Ltd., a Taiwan Corporation (“TLM Taiwan”), which is involved in the production of residential locksets. For information pertaining to the Hardware Acquisition, see Note 15, “Acquisitions” of Notes to Consolidated Financial Statements, included elsewhere in this prospectus.

We manufacture and market alkaline, zinc carbon and hearing aid batteries, herbicides, insecticides and repellants and specialty pet supplies. We design and market rechargeable batteries, battery-powered lighting products, electric shavers and accessories, grooming products and hair care appliances. We also design, market and distribute a broad range of branded small household appliances and personal care products. Our manufacturing and product development facilities are located in the United States (“U.S.”), Europe, Latin America and Asia. Substantially all of our rechargeable batteries, chargers and portable lighting products, shaving and grooming products, small household appliances and personal care products are manufactured by third-party suppliers, primarily located in Asia.

With the addition of the HHI Business, we design, manufacture, market, distribute and sell certain hardware, home improvement and plumbing products, and are a leading U.S. provider of residential locksets and builders’ hardware and a leading provider of faucets. The HHI Business has a broad portfolio of recognized brands names, including Kwikset, Weiser, Baldwin, National Hardware, Stanley, FANAL and Pfister, as well as patented technologies such as Smartkey, a rekeyable lockset technology, and Smart Code Home Connect. HHI Business customers include retailers, non-retailers and homebuilders. The HHI Business has sales offices, manufacturing facilities and distribution centers in the U.S., Canada, Mexico and Asia.

We sell our products in approximately 140 countries through a variety of trade channels, including retailers, wholesalers and distributors, hearing aid professionals, industrial distributors and original equipment manufacturers (“OEMs”) and enjoy strong name recognition in our markets under the Rayovac, VARTA and

Remington brands, each of which has been in existence for more than 80 years, and under the Tetra, 8-in-1, Dingo, Nature’s Miracle, Spectracide, Cutter, Hot Shot, Black & Decker, George Foreman, Russell Hobbs, Farberware, Black Flag, FURminator, the previously mentioned HHI Business brands and various other brands.

Our diversified global branded consumer products have positions in seven major product categories: consumer batteries; small appliances; pet supplies; electric shaving and grooming; electric personal care; home and garden controls; and hardware and home improvement, which consists of the recently acquired HHI Business. Our chief operating decision-maker manages the businesses in four vertically integrated, product-focused reporting segments: (i) Global Batteries & Appliances, which consists of our worldwide battery, electric shaving and grooming, electric personal care, and small appliances primarily in the kitchen and home product categories (“Global Batteries & Appliances”); (ii) Global Pet Supplies, which consists of our worldwide pet supplies business (“Global Pet Supplies”); (iii) Home and Garden Business, which consists of our home and garden and insect control business (the “Home and Garden Business”); and (iv) Hardware & Home Improvement, which consists of the recently acquired HHI Business (“Hardware & Home Improvement”). Management reviews our performance based on these segments. For information pertaining to our business segments, see Note 11, “Segment Information” of Notes to Consolidated Financial Statements, included elsewhere in this prospectus for further information on our operating segments.

Global and geographic strategic initiatives and financial objectives are determined at the corporate level. Each business segment is responsible for implementing defined strategic initiatives and achieving certain financial objectives and has a general manager responsible for sales and marketing initiatives and the financial results for all product lines within that business segment.

Our operating performance is influenced by a number of factors including: general economic conditions; foreign exchange fluctuations; trends in consumer markets; consumer confidence and preferences; our overall product line mix, including pricing and gross margin, which vary by product line and geographic market; pricing of certain raw materials and commodities; energy and fuel prices; and our general competitive position, especially as impacted by our competitors’ advertising and promotional activities and pricing strategies.

Corporate Structure

The chart below is a summary of the organizational structure of the Issuer and its parents and subsidiaries.

(1)	Guarantor under our asset backed revolving credit facility (the “ABL Facility”), the Term Loan Facility, the 6.75% Senior Notes due 2020 (the “6.75% Notes”) and the initial notes and will be a guarantor of the exchange notes offered hereby. As of September 30, 2013, there was no debt outstanding under the ABL Facility, $37.2 million in letters of credit issued and $288.9 million available for future borrowing.
(2)	Domestic Subsidiaries are guarantors under the Term Loan Facility and the 6.75% Notes and the initial notes and will be guarantors of the exchange notes offered hereby. Domestic Subsidiaries are borrowers under the ABL Facility.

Additional Information

We are a Delaware corporation and the address of our principal executive office is 3001 Deming Way, Middleton, Wisconsin 53562. Our telephone number is (608) 275-3340. Our website address is www.spectrumbrands.com. Information on or accessible through our website is not part of, and is not incorporated by reference into, this prospectus.

Summary of the Exchange Offer

In connection with the closing of the offering of the initial notes, we entered into a registration rights agreement (as more fully described below) with the initial purchasers of the initial notes. You are entitled to exchange in the exchange offer your initial notes for exchange notes.

Exchange Offer	We are offering to exchange $520 million aggregate principal amount of our 2020 exchange notes and certain related guarantees and $570 million aggregate principal amount of our 2022 exchange notes and certain related guarantees for a like aggregate principal amount of our 2020 initial notes and 2022 initial notes, respectively, and certain related guarantees.

In order to exchange your initial notes, you must properly tender them and we must accept your tender. We will exchange all outstanding initial notes that are validly tendered and not validly withdrawn. Initial notes may be exchanged only for a minimum principal denomination of $2,000 and in integral multiples of $1,000 in excess thereof.

Expiration Date	This exchange offer will expire at 5:00 p.m., New York City time, on January 24, 2014 (the “expiration date”), unless we decide to extend it.

Exchange Notes	The exchange notes will be identical in all material respects to the initial notes except that:

•	the exchange notes have been registered under the Securities Act and will be freely tradable by persons who are not affiliates of ours or subject to restrictions due to being broker-dealers;

•	the exchange notes are not entitled to the registration rights applicable to the initial notes under the registration rights agreement dated November 16, 2012 (the “Registration Rights Agreement”); and

•	our obligation to pay additional interest on the initial notes due to the failure to consummate the exchange offer by a prior date does not apply to the exchange notes.

Conditions to the Exchange Offer	We will complete this exchange offer only if:

•	there is no change in the laws and regulations which would impair our ability to proceed with this exchange offer,

•	there is no change in the current interpretation of the staff of the SEC which permits resales of the exchange notes,

•	there is no stop order issued by the SEC which would suspend the effectiveness of the registration statement which includes this prospectus or the qualification of the indenture governing the exchange notes under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”),

•	there is no litigation or threatened litigation which would impair our ability to proceed with this exchange offer, and

•	we obtain all the governmental approvals we deem necessary to complete this exchange offer.

Please refer to the section in this prospectus entitled “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Initial Notes	To participate in this exchange offer, you must complete, sign and date the letter of transmittal or its facsimile and transmit it, together with your initial notes to be exchanged and all other documents required by the letter of transmittal, to U.S. Bank National Association, as exchange agent, at its address indicated under “The Exchange Offer—Exchange Agent.” In the alternative, you can tender your initial notes by book-entry delivery following the procedures described in this prospectus. For more information on tendering your initial notes, please refer to the section in this prospectus entitled “The Exchange Offer—Procedures for Tendering Initial Notes.”

Special Procedures for Beneficial Owners	If you are a beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your initial notes in the exchange offer, you should contact the registered holder promptly and instruct that person to tender on your behalf.

Guaranteed Delivery Procedures	If you wish to tender your initial notes and you cannot get the required documents to the exchange agent on time, you may tender your initial notes by using the guaranteed delivery procedures described under the section of this prospectus entitled “The Exchange Offer—Procedures for Tendering Initial Notes—Guaranteed Delivery Procedure.”

Withdrawal Rights	You may withdraw the tender of your initial notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated under “The Exchange Offer—Exchange Agent” before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Acceptance of Initial Notes and Delivery of Exchange Notes	If all the conditions to the completion of this exchange offer are satisfied, we will accept any and all initial notes that are properly tendered in this exchange offer before 5:00 p.m., New York City time, on the expiration date. We will return any initial notes that we do not accept for exchange to you without expense promptly after the expiration date. We will deliver the exchange notes to you promptly after the expiration date and acceptance of your initial notes for exchange. Please refer to the section in this prospectus entitled “The Exchange Offer—Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes.”

Federal Income Tax Considerations Relating to the Exchange Offer	Exchanging your initial notes for exchange notes will not be a taxable event to you for United States federal income tax purposes. Please refer to the section of this prospectus entitled “Certain U.S. Federal Income Tax Considerations.”

Exchange Agent	U.S. Bank National Association is serving as exchange agent in the exchange offer.

Fees and Expenses	We will pay all expenses related to this exchange offer. Please refer to the section of this prospectus entitled “The Exchange Offer—Fees and Expenses.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes. We are making this exchange offer solely to satisfy our obligations under the Registration Rights Agreement. See “Use of Proceeds.”

Consequences to Holders Who Do Not Participate in the Exchange Offer	If you do not participate in this exchange offer:

•	except as set forth in the next paragraph, you will not necessarily be able to require us to register your initial notes under the Securities Act,

•	you will not be able to resell, offer to resell or otherwise transfer your initial notes unless they are registered under the Securities Act or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act, and

•	the trading market for your initial notes will become more limited to the extent other holders of initial notes participate in the exchange offer.

You will not be able to require us to register your initial notes under the Securities Act unless:

•	because of any change in law or in applicable interpretations thereof by the SEC staff, we are not permitted to effect the exchange offer;

•	the exchange offer is not consummated within 440 days of December 17, 2012;

•	you so request with respect to your initial notes that are not eligible to be exchanged for exchange notes in this exchange offer; or

•	you (so long as you are not an exchanging dealer) are not eligible to participate in this exchange offer or, if you (so long as you are not an exchanging dealer) participate in the exchange offer, and you may not resell the exchange notes without delivering a prospectus.

In these cases, the Registration Rights Agreement requires us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this paragraph. We do not currently anticipate that we will register under the Securities Act, any initial notes that remain outstanding after completion of the exchange offer.

Please refer to the section of this prospectus entitled “The Exchange Offer—Your Failure to Participate in the Exchange Offer Will May Have Adverse Consequences.”

Resales	It may be possible for you to resell the notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to the conditions described under “—Obligations of Broker-Dealers” below.

To tender your initial notes in this exchange offer and resell the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, you must make the following representations:

•	you are authorized to tender the initial notes and to acquire exchange notes, and that we will acquire good and unencumbered title thereto,

•	the exchange notes acquired by you are being acquired in the ordinary course of business,

•	you have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the exchange notes and are not participating in, and do not intend to participate in, the distribution of such exchange notes,

•	you are not an “affiliate” (as defined in Rule 405 under the Securities Act) of ours, or if you are an “affiliate,” you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

•	if you are not a broker-dealer, you are not engaging in, and do not intend to engage in, a distribution of exchange notes, and

•	if you are a broker-dealer, and initial notes to be exchanged were acquired by you as a result of market-making or other trading activities, you will deliver a prospectus in connection with any resale of such exchange notes.

Please refer to the sections of this prospectus entitled “The Exchange Offer—Procedure for Tendering Initial Notes—Proper Execution and Delivery of Letters of Transmittal,” “Risk Factors—Risks Related to

the Exchange Offer—Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes” and “Plan of Distribution.”

Obligations of Broker-Dealers	If you are a broker-dealer that receives exchange notes, you must acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the exchange notes. If you are a broker-dealer who acquired the initial notes as a result of market-making or other trading activities, you may use the exchange offer prospectus as supplemented or amended, in connection with resales of the exchange notes. If you are a broker-dealer who acquired the initial notes directly from us in the initial offering and not as a result of market-making and trading activities, you must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with resales of the exchange notes.

Summary of Terms of the Exchange Notes

The following is a summary of the terms of this offering. For a more complete description of the notes as well as the definitions of certain capitalized terms used below, see “Description of Notes” in this prospectus.

Exchange Notes

Issuer	Spectrum Brands, Inc.

2020 Exchange Notes	$520,000,000 aggregate principal amount of 6.375% Senior Notes due 2020. The form and terms of the 2020 exchange notes are the same as the form and terms of the 2020 initial notes except that the issuance of the 2020 exchange notes is registered under the Securities Act, the 2020 exchange notes will not bear legends restricting their transfer and the 2020 exchange notes will not be entitled to registration rights under our Registration Rights Agreement. The 2020 exchange notes will evidence the same debt as the 2020 initial notes, and both the 2020 initial notes and the 2020 exchange notes will be governed by the same indenture.

2022 Exchange Notes	$570,000,000 aggregate principal amount of 6.625% Senior Notes due 2022. The form and terms of the 2022 exchange notes are the same as the form and terms of the 2022 initial notes except that the issuance of the 2022 exchange notes is registered under the Securities Act, the 2022 exchange notes will not bear legends restricting their transfer and the 2022 exchange notes will not be entitled to registration rights under our Registration Rights Agreement. The 2022 exchange notes will evidence the same debt as the 2022 initial notes, and both the 2022 initial notes and the 2022 exchange notes will be governed by the same indenture.

Maturity Date	For the 2020 exchange notes: November 15, 2020. For the 2022 exchange notes: November 15, 2022.

Interest	The 2020 exchange notes will bear interest at a rate of 6.375% per annum and the 2022 exchange notes will bear interest at a rate of 6.625% per annum. Interest on the 2020 exchange notes will be payable in cash on May 15 and November 15 of each year, commencing on May 15, 2014. Interest on the 2022 exchange notes will be payable in cash on May 15 and November 15 of each year, commencing on May 15, 2014.

Optional Redemption	On or after November 15, 2016, we may redeem some or all of the 2020 notes and, on or after November 15, 2017, we may redeem some or all of the 2022 notes, in each case, at any time at the redemption prices set forth in “Description of Notes—Optional Redemption.” In addition, prior to November 15, 2016, we may redeem the 2020 notes and, prior to November 15, 2017, we may redeem the 2022 notes, in each case, at a redemption price equal to 100% of the principal amount plus a “make-whole” premium.

Change of Control	Upon a change of control, we will be required to make an offer to purchase the notes. The purchase price will equal 101% of the principal amount of the notes on the date of purchase plus accrued interest. We may not have sufficient funds available at the time of any change of control to make any required debt repayment (including repurchases of the notes). See “Risk Factors—We may not be able to make the change of control offer required by the indenture.”

Guarantees	The exchange notes will be unconditionally, jointly and severally guaranteed, on a senior unsecured basis, by SB/RH Holdings and all of our Domestic Subsidiaries.

Ranking	The exchange notes and the exchange guarantees will be the senior unsecured obligations of us and the guarantors and will:

•	rank equally in right of payment with all of our and the guarantors’ existing and future senior indebtedness, including the initial notes; and

•	rank senior in right of payment to all of our and the guarantors’ future indebtedness that expressly provide for its subordination to the notes and the guarantees.

However, the exchange notes will be effectively subordinated to any of our secured indebtedness, including our ABL Facility, our Term Loan Facility (each as defined in “Description of Other Indebtedness,” and together, our “Senior Credit Facilities”), to the extent of the value of the assets securing such indebtedness. In addition, the exchange notes will be structurally subordinated to all indebtedness and other liabilities of Spectrum Brands’ subsidiaries that do not guarantee the exchange notes.

Certain Covenants	The terms of the indenture governing the notes restrict our ability and the ability of certain of our subsidiaries (as described in “Description of Notes”) to:

•	incur additional indebtedness;

•	create liens;

•	engage in sale-leaseback transactions;

•	pay dividends or make distributions in respect of capital stock;

•	purchase or redeem capital stock;

•	make investments or certain other restricted payments;

•	sell assets;

•	issue or sell stock of restricted subsidiaries;

•	enter into transactions with affiliates; or

•	effect a consolidation or merger.

However, these limitations will be subject to a number of important qualifications and exceptions. In addition, if the notes are rated investment grade at any time by both Moody’s Investors Service and Standard & Poor’s Ratings Services, most of the restrictive covenants and corresponding events of default contained in the indenture governing the notes will be suspended.

Absence of a Public Market for the Exchange Notes	The exchange notes are new securities for which there is no established market. We cannot assure you that a market for these exchange notes will develop or that this market will be liquid. Please refer to the section of this prospectus entitled “Risk Factors—Risks Related to the Exchange Offer—There is no active trading market for the exchange notes.”

Form of the Exchange Notes	The exchange notes will be represented by one or more permanent global securities in registered form deposited on behalf of The Depository Trust Company (“DTC”) with U.S. Bank National Association, as custodian. You will not receive exchange notes in certificated form unless one of the events described in the section of this prospectus entitled “Book Entry; Delivery and Form—Exchange of Book Entry Notes for Certificated Notes” occurs. Instead, beneficial interests in the exchange notes will be shown on, and transfers of these exchange notes will be effected only through, records maintained in book-entry form by DTC with respect to its participants.

Trustee	U.S. Bank National Association is serving as trustee under the indenture.

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes. We are making this exchange offer solely to satisfy our obligations under the Registration Rights Agreement. See “Use of Proceeds.”

Risk Factors	You should consider all of the information contained in this prospectus before making an investment in the notes, including the exchange notes. In particular, you should consider the risks described under “Risk Factors.”

Summary Historical Financial Data of SB/RH Holdings

The following summary historical financial data is derived from our audited consolidated financial statements. Only our Consolidated Statements of Financial Position as of September 30, 2013 and 2012 and our Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income (Loss), Consolidated Statements of Shareholders’ Equity and Consolidated Statements of Cash Flows for the years ended September 30, 2013, 2012 and 2011 are included elsewhere in this prospectus. The information presented below as of and for the fiscal year ended September 30, 2013 also includes the results of the HHI Business operations since December 17, 2012, and the results of TLM Taiwan since April 8, 2013.

	Year Ended September 30,
	2013	2012	2011
Statement of Operations Data:
Net sales	$4,085.6	$3,252.4	$3,186.9
Gross profit	1,390.3	1,115.7	1,128.9
Operating income(1)	352.9	306.1	228.7
Interest expense(8)	369.5	192.0	208.5
Other expense (income), net	3.5	0.9	2.5
Reorganization items expense (income), net	—	—	—
Income (loss) from continuing operations before income taxes	(20.2)	113.2	17.7
Income tax expense	27.4	60.4	92.3
(Loss) income from discontinued operations, net of tax	—	—	—
Net income (loss)(2)(3)(4)	(47.5)	52.8	(74.6)
Less: Net income (loss) attributable to noncontrolling interest	0.1	—	—
Net income (loss) attributable to controlling interest	(47.4)	52.8	(74.6)
Restructuring and related charges—cost of goods sold(5)	10.0	9.8	7.8
Restructuring and related charges—operating expenses(5)	24.0	9.7	20.8

Cash Flow and Related Data:
Net cash provided by operating activities	$258.2	$248.7	$232.2
Capital expenditures(6)	82.0	46.8	36.2
Depreciation and amortization (excluding amortization of debt issuance costs)(6)	183.8	129.8	134.7
Statement of Financial Position Data (at period end):
Cash and cash equivalents	$198.2	$157.9	$142.4
Working capital(7)	524.4	454.4	412.0
Total assets	5,619.0	3,753.5	3,622.3
Total long-term debt, net of current maturities	3,115.9	1,652.9	1,535.5
Total debt	3,218.9	1,669.3	1,576.6
Total shareholders’ equity	933.9	992.7	989.1

(1)

Pursuant to the guidance in Financial Accounting Standards Board Accounting Standards Codification Topic 350: “Intangibles-Goodwill and Other,” we conduct annual impairment testing of goodwill and indefinite-lived intangible assets. As a result of these analyses we recorded non-cash pretax impairment charges of approximately $32 million in Fiscal 2011. No non-cash impairment charges were recorded during Fiscal 2013 and Fiscal 2012. See the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Valuation of Assets and Asset Impairment” as well as Note 2(j), “Significant Accounting Policies—Intangible Assets,” of Notes to Consolidated Financial Statements included elsewhere in this prospectus for further details on impairment charges.

(2)	Fiscal 2013 income tax expense of $27 million includes a non-cash charge of approximately $63 million resulting from an increase in the valuation allowance against certain net deferred tax assets, net of a $50 million benefit due to the reversal of $50 million of the valuation allowance in conjunction with the acquisition of HHI Business.
(3)	Fiscal 2012 income tax expense of $60 million includes a non-cash charge of approximately $14 million resulting from an increase in the valuation allowance against certain net deferred tax assets, net of a $15 million benefit due to the reversal of $15 million of the valuation allowance in conjunction with the acquisition of FURminator.
(4)	Fiscal 2011 income tax expense of $92 million includes a non-cash charge of approximately $65 million resulting from an increase in the valuation allowance against certain net deferred tax assets.
(5)	See Note 14, “Restructuring and Related Charges,” of Notes to Consolidated Financial Statements included elsewhere in this prospectus for further discussion.
(6)	Amounts reflect the results of continuing operations only.
(7)	Working capital is defined as current assets less current liabilities.
(8)	Fiscal 2013 includes a non-cash charge of $16 million related to the write-off of unamortized debt issuance costs and unamortized premiums in connection with the extinguishment and replacement of the Company’s 9.5% Notes and Term Loan in conjunction with the acquisition of the HHI Business. Fiscal 2012 includes a non-cash charge of $2 million related to the write-off of unamortized debt issuance costs and unamortized premiums in connection with the extinguishment and refinancing of the Company’s 12% Notes. Fiscal 2011 includes a non-cash charge of $24 million related to the write-off of unamortized debt issuance costs and unamortized discounts in conjunction with the refinancing of the Company’s Term Debt facility.

RISK FACTORS

Before investing in the notes, you should carefully consider the risk factors discussed below. Any of these risk factors could materially and adversely affect our or our subsidiaries’ business, financial condition and results of operations. These risk factors are not the only risks that we or our subsidiaries may face. Additional risks and uncertainties not presently known to us or our subsidiaries or that are not currently believed to be material also may adversely affect us or our subsidiaries.

Risks Related to the Notes

The notes will be our senior unsecured obligations and the guarantees will be unsecured obligations of the guarantors. As such, the notes and the guarantees will be effectively subordinated to any of our or our guarantors’ secured debt, including our existing and any future debt under our Senior Credit Facilities.

Our obligations under the notes and the guarantors’ obligations under the guarantees will not be secured. The notes will be effectively subordinated to our and our guarantors’ existing and any future secured indebtedness, including our Senior Credit Facilities, to the extent of the value of the assets securing such indebtedness, which assets include substantially all of our assets and the assets of our domestic restricted subsidiaries. As of September 30, 2013, we and our guarantors had $3,086 million of secured indebtedness outstanding. If we are involved in any dissolution, liquidation or reorganization, or if we default under the indenture governing the notes, holders of our secured debt would be paid before holders of the notes receive any amounts due under the notes to the extent of the value of the collateral securing such indebtedness. In that event, holders of the notes may not be able to recover any or all of the principal or interest due under the notes.

The notes will be effectively subordinated to all liabilities of and claims of creditors of all of our foreign subsidiaries.

The notes will not be guaranteed by any of our non-U.S. subsidiaries. Any right that we or the guarantors have to receive any assets of any of the foreign subsidiaries upon the liquidation or reorganization of those subsidiaries, and the consequent rights of holders of notes to realize proceeds from the sale of any of those subsidiaries’ assets, will be effectively subordinated to the claims of those subsidiaries’ creditors, including trade creditors, and holders of preferred equity interests of those subsidiaries. The indenture permits these subsidiaries to incur additional debt, subject to certain limits, and will not limit their ability to incur liabilities other than debt. As of September 30, 2013, these non-guarantor subsidiaries had $614 million of total liabilities and generated 41% of our revenue in the twelve months then ended.

If we are unable to comply with the restrictions and covenants in the agreements governing the notes and our other debt, there could be a default under the terms of these agreements, which could result in an acceleration of payment of funds that we have borrowed and would impact our ability to make principal and interest payments on the notes.

If we are unable to comply with the restrictions and covenants in our Senior Credit Facilities and in the indentures governing the notes and the 6.75% Notes or in current or future debt financing agreements, there could be a default under the terms of these agreements. Our ability to comply with these restrictions and covenants, including meeting financial ratios and tests, may be affected by events beyond our control. As a result, we cannot assure you that we will be able to comply with these restrictions and covenants or meet these tests. Any default under the agreements governing our indebtedness, including a default under the aforementioned debt instruments, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants in the instruments governing our indebtedness (including covenants in the aforementioned debt instruments), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default:

•	the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest;

•	the lenders under the Senior Credit Facilities could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets; and

•	we could be forced into bankruptcy or liquidation.

Moreover, the Senior Credit Facilities, the indenture governing the initial notes and the exchange notes offered hereby and the indenture governing the 6.75% Notes each contain cross-default or cross-acceleration provisions that would be triggered by the occurrence of a default or acceleration under other instruments governing our indebtedness. If the payment of our indebtedness is accelerated, there can be no assurance that our assets would be sufficient to repay in full that indebtedness and our other indebtedness that would become due as a result of any acceleration.

If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our Senior Credit Facilities to avoid being in default. If we breach our covenants under our Senior Credit Facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our Senior Credit Facilities, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

Despite our current levels of debt, we may still incur substantially more debt ranking equal or effectively senior to the notes and increase the risks associated with our proposed leverage.

Subject to certain restriction and limitation, we or our subsidiaries could incur significant additional indebtedness in the future. The provisions contained in the indenture and in our other debt agreements limit but do not prohibit our ability to incur additional indebtedness on an equal and ratable basis with the notes. In addition, any of our debt could be secured and therefore would be effectively senior to the notes to the extent of the value of the collateral securing that debt. This may have the effect of reducing the amount of proceeds available for the notes in the event of any bankruptcy, liquidation, reorganization or similar proceeding. If new debt is added to our current debt levels, the related risks that we now face could intensify.

Fraudulent transfer statutes may limit your rights as a holder of the notes.

Federal and state fraudulent transfer laws as previously interpreted by various courts permit a court, if it makes certain findings, to:

•	avoid all or a portion of our obligations to holders of the notes;

•	subordinate our obligations to holders of the notes to our other existing and future creditors, entitling such creditors to be paid in full before any payment is made on the notes; and

•	take other action detrimental to holders of the notes, including invalidating the notes.

In that event, we cannot assure you that you would ever be repaid. There is also no assurance that amounts previously paid to you pursuant to the notes or guarantees would not be subject to return.

Under federal and state fraudulent transfer laws, in order to take any of those actions, courts will typically need to find that we or the guarantors received less than fair consideration or reasonably equivalent value for incurring the indebtedness represented by the notes, and at the time the notes were issued:

•	were insolvent or were rendered insolvent by reason of the issuance of the notes;

•	were engaged, or were about to engage, in a business or transaction for which our capital was unreasonably small;

•	intended to incur, or believed or should have believed we would incur, indebtedness beyond our ability to pay as such indebtedness matures; or

•	were a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment was unsatisfied.

A court may also void an issuance of notes, a guarantee or grant of security, without regard to the above factors, if the court found that we issued the notes or the guarantors entered into their respective guaranty with actual intent to hinder, delay or defraud current or future creditors.

Many of the foregoing terms are defined in or interpreted under those fraudulent transfer statutes and as judicially interpreted. A court could find that we did not receive fair consideration or reasonably equivalent value for the incurrence of the indebtedness represented by the notes.

The measure of insolvency for purposes of the foregoing considerations will vary depending on the law of the jurisdiction that is being applied in any such proceeding. Generally, a company would be considered insolvent if, at the time it incurred the indebtedness:

•	the sum of its indebtedness (including contingent liabilities) is greater than its assets, at fair valuation;

•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing indebtedness and liabilities (including contingent liabilities) as they become absolute and matured; or

•	it could not pay its debts as they became due.

We cannot assure you what standard a court would apply in determining our solvency and whether it would conclude that we were solvent when we incurred our obligations under the notes.

In addition, the guarantees of the notes may also be subject to review under various laws for the protection of creditors. A court would likely find that we or a guarantor did not receive reasonably equivalent value or fair consideration for the notes or the guarantees, respectively, if we or a guarantor did not substantially benefit directly from the issuance of the notes. If a court were to void an issuance of the notes or the guarantees, you would no longer have a claim against us or the guarantors. Sufficient funds to repay the notes (or the related exchange notes) may not be available from other sources, including the remaining guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from us or the guarantors. In addition, any payment by us pursuant to the notes made at a time we were found to be insolvent could be voided and required to be returned to us or to a fund for the benefit of our creditors if such payment is made to an insider within a one-year period prior to a bankruptcy filing or within 90 days for any outside party and such payment would give the creditors more than such creditors would have received in a distribution under the bankruptcy code.

We may not be able to make the change of control offer required by the indenture.

Upon a change of control, subject to certain conditions, we are required to offer to repurchase all outstanding notes in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. We cannot assure you that we will have sufficient funds at the time of any change of control to make required repurchases of notes tendered. In addition, our other indebtedness agreements provide that certain change of control events will constitute an event of default thereunder. If the holders of the notes exercise their right to require us to repurchase all of the notes upon a change of control, the financial effect of this repurchase could cause a default under our other indebtedness, even if the change of control itself would not cause a default. Accordingly, it is possible that we will not have sufficient funds at the time of any such change of control to make the required repurchase of our other indebtedness and the notes or that restrictions in the indenture will not allow such repurchases. In addition, certain corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “Change of Control” under the indenture. See “Description of Notes—Repurchase at the Option of Holders—Change of Control” for additional information.

The market price of the notes may decline if we enter into a transaction that is not a change of control under the indenture.

We may enter into a highly leveraged transaction, reorganization, merger or similar transaction that is not a change of control under the indenture. In addition, such transactions could result in a downgrade of our credit ratings, thereby negatively affecting the value of the notes.

Changes in credit ratings issued by nationally recognized statistical ratings organizations could adversely affect our cost of financing and the market price of our securities, including the notes.

Credit rating agencies rate our debt securities on factors that include our operating results, actions that we take, their view of the general outlook for our industry and their view of the general outlook for the economy. Actions taken by the rating agencies can include maintaining, upgrading, or downgrading the current rating or placing us on a watch list for possible future downgrading. Downgrading the credit rating of our debt securities or placing us on a watch list for possible future downgrading would likely increase our cost of financing, limit our access to the capital markets and have an adverse effect on the market price of our securities, including the notes offered hereby.

If the notes are rated investment grade at any time by both Moody’s Investor Service and Standard & Poor’s Ratings Services, most of the restrictive covenants and corresponding events of default contained in the indenture governing the notes will be suspended, resulting in a reduction of credit protection.

If, at any time, the credit rating on the notes, as determined by both Moody’s Investors Service and Standard & Poor’s Ratings Services, equals or exceeds Baa3 and BBB-, respectively, or any equivalent replacement ratings, we will no longer be subject to most of the restrictive covenants and corresponding events of default contained in the indenture. Any restrictive covenants or corresponding events of default that cease to apply to us as a result of achieving these ratings will be restored if one or both of the credit ratings on the notes later falls below these thresholds. However, during any period in which these restrictive covenants are suspended, we may incur other indebtedness, make restricted payments and take other actions that would have been prohibited if these covenants had been in effect. If the restrictive covenants are later restored, the actions taken while the covenants were suspended will not result in an event of default under the indenture even if they would constitute an event of default at the time the covenants are restored. Accordingly, if these covenants and corresponding events of default are suspended, you will have less credit protection than you will at the time the notes are issued. See “Description of Notes—Suspension of Certain Covenants.”

The sale or other disposition by Harbinger Group Inc., the holder of a majority of the outstanding shares of our common stock, to non-affiliates of a sufficient amount of the common stock of SB Holdings would constitute a change of control under the agreements governing Spectrum Brands’ debt.

Harbinger Group Inc. (“HRG”) owns a majority of the outstanding shares of the common stock of SB Holdings. The sale or other disposition by HRG to non-affiliates of a sufficient amount of the common stock of SB Holdings could constitute a change of control under certain of the agreements governing our debt, including any foreclosure on or sale of SB Holdings’ common stock pledged as collateral by HRG pursuant to the indenture governing HRG’s 7.875% Senior Secured Notes due 2019. Under our Senior Credit Facilities, a change of control is an event of default and, if a change of control were to occur, we would be required to get an amendment to these agreements to avoid a default. If we were unable to get such an amendment, the lenders could accelerate the maturity of each of our Senior Credit Facilities. In addition, under the indentures governing the Notes, upon a change of control, we are required to offer to repurchase such notes from the holders at a price equal to 101% of principal amount of the notes plus accrued interest or obtain a waiver of default from the holders of such notes. If we were unable to make the change of control offer, or to obtain a waiver of default, it would be an event of default under the indentures that could allow holders of such notes to accelerate the maturity of the notes. We may not have sufficient funds to repay or refinance debt outstanding under the agreements governing our debt on terms acceptable to us, or at all.

Risks Related to the Exchange Offer

If you do not properly tender your initial notes, you will continue to hold unregistered initial notes and be subject to the same limitations on your ability to transfer initial notes.

We will only issue exchange notes for initial notes that are timely received by the exchange agent together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the initial notes and you should carefully follow the instructions on how to tender your initial notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the initial notes. If you are eligible to participate in the exchange offer and do not tender your initial notes or if we do not accept your initial notes because you did not tender your initial notes properly, then, after we consummate the exchange offer, you will continue to hold initial notes that are subject to the existing transfer restrictions and will no longer have any registration rights or be entitled to any additional interest with respect to the initial notes. In general, you may only offer or sell the initial notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. Except as required by the Registration Rights Agreement, we do not currently anticipate that we will register under the Securities Act, any initial notes that remain outstanding after the Exchange Offer. In addition:

•	if you tender your initial notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes; and

•	if you are a broker-dealer that receives exchange notes for your own account in exchange for initial notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of those exchange notes.

We have agreed that, for a period of 180 days after the exchange offer is consummated, we will make additional copies of this prospectus and any amendment or supplement to this prospectus available to any broker-dealer for use in connection with any resales of the exchange notes. After the exchange offer is consummated, if you continue to hold any initial notes, you may have difficulty selling them because there will be fewer initial notes outstanding.

There is no active trading market for the exchange notes.

The exchange notes are a new issue of securities for which there is no existing trading market. Accordingly, we cannot assure you that a liquid market for the exchange notes will develop or, if developed, that it will continue or that you will be able to sell your exchange notes at a particular time or at favorable prices. We have not applied, and do not intend to apply for listing or quotation of the notes on any securities exchange or automated quotation system.

The liquidity of any market for the exchange notes is subject to a number of factors, including:

•	the number of holders of exchange notes;

•	our operating performance and financial condition;

•	our ability to complete the exchange offer;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the exchange notes; and

•	prevailing interest rates.

We understand that one or more of the initial purchasers with respect to the initial notes presently intend to make a market in the exchange notes. However, they are not obligated to do so, and any market-making activity with respect to the exchange notes may be discontinued at any time without notice. In addition, any market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the exchange offer or the pendency of an applicable shelf registration statement.

The issuance of the exchange notes may adversely affect the market for the initial notes.

To the extent the initial notes are tendered and accepted in the exchange offer, the trading market for the untendered and tendered but unaccepted initial notes could be adversely affected. Because we anticipate that most holders of the initial notes will elect to exchange their initial notes for exchange notes due to the absence of restrictions on the resale of exchange notes under the Securities Act, we anticipate that the liquidity of the market for any initial notes remaining after the completion of this exchange offer may be substantially limited. Please refer to the section in this prospectus entitled “The Exchange Offer—Your Failure to Participate in the Exchange Offer May Have Adverse Consequences.”

Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes.

Based on interpretations of the staff of the Commission contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” you will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer your exchange notes. In these cases, if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes under the Securities Act, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, this liability.

Risks Related to Our Business

Our substantial indebtedness may limit our financial and operating flexibility, and we may incur additional debt, which could increase the risks associated with our substantial indebtedness.

We have, and we expect to continue to have, a significant amount of indebtedness. As of September 30, 2013, we had total indebtedness under our Term Loan and ABL Facility (together the “Senior Secured Facilities”), the 6.375% Notes, the 6.625% Notes, the 6.75% Notes (collectively, the “Notes”) and other debt of approximately $3 billion. Our substantial indebtedness has had, and could continue to have, material adverse consequences for our business, and may:

•	require us to dedicate a large portion of our cash flow to pay principal and interest on our indebtedness, which will reduce the availability of our cash flow to fund working capital, capital expenditures, research and development expenditures and other business activities;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict our ability to make strategic acquisitions, dispositions or to exploit business opportunities;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds (even when necessary to maintain adequate liquidity) or dispose of assets.

Under the Senior Secured Facilities and the indentures governing the Notes (together, the “Indentures”), we may incur additional indebtedness. If new debt is added to our existing debt levels, the related risks that we now face would increase.

Furthermore, a substantial portion of our debt bears interest at variable rates. If market interest rates increase, the interest rate on our variable rate debt will increase and will create higher debt service requirements, which would adversely affect our cash flow and could adversely impact our results of operations. While we may enter into agreements limiting our exposure to higher debt service requirements, any such agreements may not offer complete protection from this risk.

Restrictive covenants in the Senior Secured Facilities and the Indentures may restrict our ability to pursue our business strategies.

The Senior Secured Facilities and the Indentures each restrict, among other things, asset dispositions, mergers and acquisitions, dividends, stock repurchases and redemptions, other restricted payments, indebtedness and preferred stock, loans and investments, liens and affiliate transactions. The Senior Secured Facilities and the Indentures also contain customary events of default. These covenants, among other things, limit our ability to fund future working capital and capital expenditures, engage in future acquisitions or development activities, or otherwise realize the value of our assets and opportunities fully because of the need to dedicate a portion of cash flow from operations to payments on debt. In addition, the Senior Secured Facilities contain financial covenants relating to maximum leverage and minimum interest coverage. Such covenants could limit the flexibility of our restricted entities in planning for, or reacting to, changes in the industries in which they operate. Our ability to comply with these covenants is subject to certain events outside of our control. If we are unable to comply with these covenants, the lenders under our Senior Secured Facilities could terminate their commitments and the lenders under our Senior Secured Facilities or the holders of the Notes could accelerate repayment of our outstanding borrowings and, in either case, we may be unable to obtain adequate refinancing of outstanding borrowings on favorable terms or at all. If we are unable to repay outstanding borrowings when due, the lenders under the Senior Secured Facilities will also have the right to proceed against the collateral granted to them to secure the indebtedness owed to them. If our obligations under the Senior Secured Facilities are accelerated, we cannot assure you that our assets would be sufficient to repay in full such indebtedness.

We face risks related to the current economic environment.

The current economic environment and related turmoil in the global financial system has had and may continue to have an impact on our business and financial condition.

Global economic conditions have significantly impacted economic markets within certain sectors, with financial services and retail businesses being particularly impacted. Our ability to generate revenue depends significantly on discretionary consumer spending. It is difficult to predict new general economic conditions that could impact consumer and customer demand for our products or our ability to manage normal commercial relationships with our customers, suppliers and creditors. The recent continuation of a number of negative economic factors, including constraints on the supply of credit to households, uncertainty and weakness in the labor market and general consumer fears of a continuing economic downturn could have a negative impact on discretionary consumer spending. If the economy continues to deteriorate or fails to improve, our business could be negatively impacted, including as a result of reduced demand for our products or supplier or customer disruptions. Any weakness in discretionary consumer spending could have a material adverse effect on our revenues, results of operations and financial condition. In addition, our ability to access the capital markets may be restricted at a time when it could be necessary or beneficial to do so, which could have an impact on our flexibility to react to changing economic and business conditions.

Concern over continuing high unemployment, stagnant economic performance and government debt levels in many European Union countries has caused significant fluctuations of the Euro relative to other currencies, such as the U.S. Dollar. Criticism of excessive national debt among certain European Union countries has led to credit downgrades of the sovereign debt of several countries in the region, and uncertainty about the future status of the Euro. Destabilization of the European economy could lead to a decrease in consumer confidence, which could cause reductions in discretionary spending and demand for our products. Furthermore, sovereign debt issues could also lead to further significant, and potentially longer-term, economic issues such as reduced economic growth and devaluation of the Euro against the U.S. Dollar, any of which could adversely affect our business, financial conditions and operating results.

We depend on key personnel and may not be able to retain those employees or recruit additional qualified personnel.

We are highly dependent on the continuing efforts of our senior management team and other key personnel. Our business, financial condition and results of operations could be materially adversely affected if we lose any of these persons and are unable to attract and retain qualified replacements.

We participate in very competitive markets and we may not be able to compete successfully, causing us to lose market share and sales.

The markets in which we participate are very competitive. In the consumer battery market, our primary competitors are Duracell (a brand of Procter & Gamble), Energizer and Panasonic (a brand of Matsushita). In the electric shaving and grooming and electric personal care product markets, our primary competitors are Braun (a brand of Procter & Gamble), Norelco (a brand of Philips), and Vidal Sassoon and Revlon (brands of Helen of Troy). In the pet supplies market, our primary competitors are Mars, Hartz and Central Garden & Pet. In the Home and Garden Business, our principal national competitors are Scotts, Central Garden & Pet and S.C. Johnson. Our principal national competitors within our small appliances product category include Jarden Corporation, DeLonghi America, Euro-Pro Operating LLC, Metro Thebe, Inc., d/b/a HWI Breville, NACCO Industries, Inc. (Hamilton Beach) and SEB S.A. In the hardware and home improvement industry, our principal competitors are Schlage, a division of Ingersoll-Rand, Masco, Fortune Brands, Kohler, and American Standard. In each of these markets, we also face competition from numerous other companies. In addition, in a number of our product lines, we compete with our retail customers, who use their own private label brands, and with distributors and foreign manufacturers of unbranded products. Significant new competitors or increased competition from existing competitors may adversely affect our business, financial condition and results of our operations.

We compete with our competitors for consumer acceptance and limited shelf space based upon brand name recognition, perceived product quality, price, performance, product features and enhancements, product packaging and design innovation, as well as creative marketing, promotion and distribution strategies, and new product introductions. Our ability to compete in these consumer product markets may be adversely affected by a number of factors, including, but not limited to, the following:

•	We compete against many well-established companies that may have substantially greater financial and other resources, including personnel and research and development, and greater overall market share than us.

•	In some key product lines, our competitors may have lower production costs and higher profit margins than us, which may enable them to compete more aggressively in offering retail discounts, rebates and other promotional incentives.

•	Product improvements or effective advertising campaigns by competitors may weaken consumer demand for our products.

•	Consumer purchasing behavior may shift to distribution channels where we do not have a strong presence.

•	Consumer preferences may change to lower margin products or products other than those we market.

•	We may not be successful in the introduction, marketing and manufacture of any new products or product innovations or be able to develop and introduce, in a timely manner, innovations to our existing products that satisfy customer needs or achieve market acceptance.

Some competitors may be willing to reduce prices and accept lower profit margins to compete with us. As a result of this competition, we could lose market share and sales, or be forced to reduce our prices to meet competition. If our product offerings are unable to compete successfully, our sales, results of operations and financial condition could be materially and adversely affected.

We may not be able to realize expected benefits and synergies from future acquisitions of businesses or product lines.

We may acquire partial or full ownership in businesses or may acquire rights to market and distribute particular products or lines of products. The acquisition of a business or the rights to market specific products or use specific product names may involve a financial commitment by us, either in the form of cash or equity consideration. In the case of a new license, such commitments are usually in the form of prepaid royalties and future minimum royalty payments. There is no guarantee that we will acquire businesses or product distribution rights that will contribute positively to our earnings. Anticipated synergies may not materialize, cost savings may be less than expected, sales of products may not meet expectations, and acquired businesses may carry unexpected liabilities.

Sales of certain of our products are seasonal and may cause our operating results and working capital requirements to fluctuate.

On a consolidated basis our financial results are approximately equally weighted between quarters, however, sales of certain product categories tend to be seasonal. Sales in the consumer battery, electric shaving and grooming and electric personal care product categories, particularly in North America, tend to be concentrated in the December holiday season (Spectrum’s first fiscal quarter). Demand for hardware and home improvement products increases during the spring and summer construction period (Spectrum’s third and fourth fiscal quarters) and demand for pet supplies products remains fairly constant throughout the year. Demand for home and garden control products typically peaks during the first six months of the calendar year (Spectrum’s second and third fiscal quarters). Small Appliances peaks from July through December primarily due to the increased demand by customers in the late summer for “back-to-school” sales and in the fall for the holiday season. As a result of this seasonality, our inventory and working capital needs fluctuate significantly throughout the year. In addition, orders from retailers are often made late in the period preceding the applicable peak season, making forecasting of production schedules and inventory purchases difficult. If we are unable to accurately forecast and prepare for customer orders or our working capital needs, or there is a general downturn in business or economic conditions during these periods, our business, financial condition and results of operations could be materially and adversely affected.

We are subject to significant international business risks that could hurt our business and cause our results of operations to fluctuate.

Approximately 41% of our net sales for the fiscal year ended September 30, 2013 were to customers outside of the United States. Our pursuit of international growth opportunities may require significant investments for an extended period before returns on these investments, if any, are realized. Our international operations are subject to risks including, among others:

•	currency fluctuations, including, without limitation, fluctuations in the foreign exchange rate of the Euro, British Pound, Brazilian Real and the Mexican Peso;

•	changes in the economic conditions or consumer preferences or demand for our products in these markets;

•	the risk that because our brand names may not be locally recognized, we must spend significant amounts of time and money to build brand recognition without certainty that we will be successful;

•	labor unrest;

•	political and economic instability, as a result of terrorist attacks, natural disasters or otherwise;

•	lack of developed infrastructure;

•	longer payment cycles and greater difficulty in collecting accounts;

•	restrictions on transfers of funds;

•	import and export duties and quotas, as well as general transportation costs;

•	changes in domestic and international customs and tariffs;

•	changes in foreign labor laws and regulations affecting our ability to hire and retain employees;

•	inadequate protection of intellectual property in foreign countries;

•	unexpected changes in regulatory environments;

•	difficulty in complying with foreign law;

•	difficulty in obtaining distribution and support; and

•	adverse tax consequences.

The foregoing factors may have a material adverse effect on our ability to increase or maintain our supply of products, financial condition or results of operations.

Adverse weather conditions during our peak selling season for our home and garden control products could have a material adverse effect on our Home and Garden Business.

Weather conditions in the U.S. have a significant impact on the timing and volume of sales of certain of our lawn and garden and household insecticide and repellent products. For example, periods of dry, hot weather can decrease insecticide sales, while periods of cold and wet weather can slow sales of herbicides.

Our products utilize certain key raw materials; any increase in the price of, or change in supply and demand for, these raw materials could have a material and adverse effect on our business, financial condition and profits.

The principal raw materials used to produce our products—including zinc powder, brass, electrolytic manganese dioxide powder, petroleum-based plastic materials, steel, aluminum, copper and corrugated materials (for packaging)—are sourced either on a global or regional basis by us or our suppliers, and the prices of those raw materials are susceptible to price fluctuations due to supply and demand trends, energy costs, transportation costs, government regulations, duties and tariffs, changes in currency exchange rates, price controls, general economic conditions and other unforeseen circumstances. In particular, during 2011, 2012 and 2013, we experienced extraordinary price increases for raw materials, particularly as a result of strong demand from China. Although we may increase the prices of certain of our goods to our customers, we may not be able to pass all of these cost increases on to our customers. As a result, our margins may be adversely impacted by such cost increases. We cannot provide any assurance that our sources of supply will not be interrupted due to changes in worldwide supply of, or demand for, raw materials or other events that interrupt material flow, which may have an adverse effect on our profitability and results of operations.

We regularly engage in forward purchase and hedging derivative transactions in an attempt to effectively manage and stabilize some of the raw material costs we expect to incur over the next 12 to 24 months. However, our hedging positions may not be effective, or may not anticipate beneficial trends, in a particular raw material market or may, as a result of changes in our business, no longer be useful for us. In addition, for certain of the principal raw materials we use to produce our products, such as electrolytic manganese dioxide powder, there are no available effective hedging markets. If these efforts are not effective or expose us to above-average costs for an extended period of time, and we are unable to pass our raw materials costs on to our customers, our future profitability may be materially and adversely affected. Furthermore, with respect to transportation costs, certain modes of delivery are subject to fuel surcharges which are determined based upon the current cost of diesel fuel in relation to pre-established agreed upon costs. We may be unable to pass these fuel surcharges on to our customers, which may have an adverse effect on our profitability and results of operations.

In addition, we have exclusivity arrangements and minimum purchase requirements with certain of our suppliers for the Home and Garden Business, which increase our dependence upon and exposure to those suppliers. Some of those agreements include caps on the price we pay for our supplies and in certain instances, these caps have allowed us to purchase materials at below-market prices. When we attempt to renew those contracts, the other parties to the contracts may not be willing to include (or may limit the effect of) those caps and could even attempt to impose above-market prices in an effort to make up for any below-market prices paid by us prior to the renewal of the agreement. Any failure to timely obtain suitable supplies at competitive prices could materially adversely affect our business, financial condition and results of operations.

We may not be able to fully utilize our U.S. net operating loss carryforwards.

As of September 30, 2013, we had U.S. federal and state net operating loss carryforwards of approximately $1,502 million and $1,538 million, respectively. These net operating loss carryforwards expire through years ending in 2033. As of September 30, 2013, our management determined that it continues to be more likely than not that the U.S. federal and most of the U.S. state net deferred tax asset, excluding certain indefinite-lived assets, will not be realized in the future and as such recorded a full valuation allowance to offset the net U.S. federal and most of the U.S. deferred tax asset, including Spectrum Brands’ net operating loss carryforwards. In addition, Spectrum Brands has had changes of ownership, as defined under Section 382 of the Internal Revenue Code of 1986, as amended (the “IRC”), that continue to subject a significant amount of Spectrum Brands’ U.S. net operating losses and other tax attributes to certain limitations.

As a consequence of the merger of Salton, Inc. and Applica Incorporated in December 2007 (which created Russell Hobbs), as well as earlier business combinations and issuances of common stock consummated by both companies, use of the tax benefits of Russell Hobbs’ U.S. loss carryforwards is also subject to limitations imposed by Section 382 of the IRC. We expect that a significant portion of these carryforwards will not be available to offset future taxable income, if any. In addition, use of Russell Hobbs’ net operating loss and tax credit carryforwards is dependent upon both Russell Hobbs and us achieving profitable results in the future. The Russell Hobbs’ U.S. net operating loss carryforwards were subject to a full valuation allowance at September 30, 2013.

We estimate that approximately $301 million of the Spectrum and Russell Hobbs U.S. federal net operating losses and $358 million of the Spectrum and Russell Hobbs state net operating losses would expire unused, even if the Company generates sufficient income to otherwise use all its net operating losses, due to the limitation in Section 382 of the IRC.

If we are unable to fully utilize our net operating losses, other than those restricted under Section 382 of the IRC, as discussed above, to offset taxable income generated in the future, our results of operations could be materially and negatively impacted.

Consolidation of retailers and our dependence on a small number of key customers for a significant percentage of our sales may negatively affect our business, financial condition and results of operations.

As a result of consolidation of retailers and consumer trends toward national mass merchandisers, a significant percentage of our sales are attributable to a very limited group of customers. Our largest customer accounted for approximately 18% of our consolidated net sales for the fiscal year ended September 30, 2013. As these mass merchandisers and retailers grow larger and become more sophisticated, they may demand lower pricing, special packaging or impose other requirements on product suppliers. These business demands may relate to inventory practices, logistics or other aspects of the customer-supplier relationship. Because of the importance of these key customers, demands for price reductions or promotions, reductions in their purchases, changes in their financial condition or loss of their accounts could have a material adverse effect on our business, financial condition and results of operations.

Although we have long-established relationships with many of our customers, we do not have long-term agreements with them and purchases are generally made through the use of individual purchase orders. Any significant reduction in purchases, failure to obtain anticipated orders or delays or cancellations of orders by any of these major customers, or significant pressure to reduce prices from any of these major customers, could have a material adverse effect on our business, financial condition and results of operations. Additionally, a significant deterioration in the financial condition of the retail industry in general could have a material adverse effect on our sales and profitability.

In addition, as a result of the desire of retailers to more closely manage inventory levels, there is a growing trend among them to purchase products on a “just-in-time” basis. Due to a number of factors, including (i) manufacturing lead-times, (ii) seasonal purchasing patterns and (iii) the potential for material price increases, we may be required to shorten our lead-time for production and more closely anticipate our retailers’ and customers’ demands, which could, in the future, require us to carry additional inventories and increase our working capital and related financing requirements. This may increase the cost of warehousing inventory or result in excess inventory becoming difficult to manage, unusable or obsolete. In addition, if our retailers significantly change their inventory management strategies, we may encounter difficulties in filling customer orders or in liquidating excess inventories, or may find that customers are cancelling orders or returning products, which may have a material adverse effect on our business.

Furthermore, we primarily sell branded products and a move by one or more of our large customers to sell significant quantities of private label products, which we do not produce on their behalf and which directly compete with our products, could have a material adverse effect on our business, financial condition and results of operations.

As a result of our international operations, we face a number of risks related to exchange rates and foreign currencies.

Our international sales and certain of our expenses are transacted in foreign currencies. During the fiscal year ended September 30, 2013, approximately 41% of our net sales and 55% of our operating expenses were denominated in foreign currencies. We expect that the amount of our revenues and expenses transacted in foreign currencies will increase as our Latin American, European and Asian operations grow and, as a result, our exposure to risks associated with foreign currencies could increase accordingly. Significant changes in the value of the U.S. dollar in relation to foreign currencies will affect our cost of goods sold and our operating margins and could result in exchange losses or otherwise have a material effect on our business, financial condition and results of operations. Changes in currency exchange rates may also affect our sales to, purchases from and loans to our subsidiaries as well as sales to, purchases from and bank lines of credit with our customers, suppliers and creditors that are denominated in foreign currencies.

We source many products from China and other Asian countries. To the extent the Chinese Renminbi (“RMB”) or other currencies appreciate with respect to the U.S. dollar, we may experience fluctuations in our results of operations. Since 2005, the RMB has no longer been pegged to the U.S. dollar at a constant exchange rate and instead fluctuates versus a basket of currencies. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate within a flexible peg range against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future Chinese authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure to currency fluctuations. Further, we may not be successful in implementing customer pricing or other actions in an effort to mitigate the impact of currency fluctuations and, thus, our results of operations may be adversely impacted.

A deterioration in trade relations with China could lead to a substantial increase in tariffs imposed on goods of Chinese origin, which potentially could reduce demand for and sales of our products.

We purchase a number of our products and supplies from suppliers located in China. China gained Permanent Normal Trade Relations (“PNTR”) with the U.S. when it acceded to the World Trade Organization (“WTO”), effective January 2002. The U.S. imposes the lowest applicable tariffs on exports from PNTR countries to the U.S. In order to maintain its WTO membership, China has agreed to several requirements, including the elimination of caps on foreign ownership of Chinese companies, lowering tariffs and publicizing its laws. China may not meet these requirements and, as a result, it may not remain a member of the WTO, and its PNTR trading status may not be maintained. If China’s WTO membership is withdrawn or if PNTR status for goods produced in China were removed, there could be a substantial increase in tariffs imposed on goods of Chinese origin entering the U.S. which could have a material adverse effect on our sales and gross margin. Furthermore, on October 11, 2011, the U.S. Senate approved a bill to impose sanctions against China for its currency valuation, although the future status of this bill is uncertain. If this or a similar bill is enacted into law, the U.S. government may impose duties on products from China and other countries found to be subsidizing their exports by undervaluing their currencies, which may increase the costs of goods produced in China, or prompt China to retaliate with other tariffs or other actions. Any such series of events could have a material negative adverse effect on our sales and gross margin.

Our international operations may expose us to risks related to compliance with the laws and regulations of foreign countries.

We are subject to three European Union (“EU”) Directives that may have a material impact on our business: Restriction of the Use of Hazardous Substances in Electrical and Electronic Equipment; Waste of Electrical and Electronic Equipment, and the Directive on Batteries and Accumulators and Waste Batteries, discussed below. Restriction of the Use of Hazardous Substances in Electrical and Electronic Equipment requires us to eliminate specified hazardous materials from products we sell in EU member states. Waste of Electrical and Electronic Equipment requires us to collect and treat, dispose of or recycle certain products we manufacture or import into the EU at our own expense. The EU Directive on Batteries and Accumulators and Waste Batteries bans heavy metals in batteries by establishing maximum quantities of heavy metals in batteries and mandates waste management of these batteries, including collection, recycling and disposal systems, with the costs imposed upon producers and importers such as us. The costs associated with maintaining compliance or failing to comply with the EU Directives may harm our business. For example:

•	Although contracts with our suppliers address related compliance issues, we may be unable to procure appropriate Restriction of the Use of Hazardous Substances in Electrical and Electronic Equipment compliant material in sufficient quantity and quality and/or be able to incorporate it into our product procurement processes without compromising quality and/or harming our cost structure.

•	We may face excess and obsolete inventory risk related to non-compliant inventory that we may hold for which there is reduced demand, and we may need to write down the carrying value of such inventories.

•	We may be unable to sell certain existing inventories of our batteries in Europe.

Many of the developing countries in which we operate do not have significant governmental regulation relating to environmental safety, occupational safety, employment practices or other business matters routinely regulated in the U.S. or may not rigorously enforce such regulation. As these countries and their economies develop, it is possible that new regulations or increased enforcement of existing regulations may increase the expense of doing business in these countries. In addition, social legislation in many countries in which we operate may result in significantly higher expenses associated with labor costs, terminating employees or distributors and closing manufacturing facilities. Increases in our costs as a result of increased regulation, legislation or enforcement could materially and adversely affect our business, results of operations and financial condition.

We may not be able to adequately establish and protect our intellectual property rights, and the infringement or loss of our intellectual property rights could harm our business.

To establish and protect our intellectual property rights, we rely upon a combination of national, foreign and multi-national patent, trademark and trade secret laws, together with licenses, confidentiality agreements and other contractual arrangements. The measures that we take to protect our intellectual property rights may prove inadequate to prevent third parties from infringing or misappropriating our intellectual property. We may need to resort to litigation to enforce or defend our intellectual property rights. If a competitor or collaborator files a patent application claiming technology also claimed by us, or a trademark application claiming a trademark, service mark or trade dress also used by us, in order to protect our rights, we may have to participate in expensive and time-consuming opposition or interference proceedings before the U.S. Patent and Trademark Office or a similar foreign agency. Similarly, our intellectual property rights may be challenged by third parties or invalidated through administrative process or litigation. The costs associated with protecting intellectual property rights, including litigation costs, may be material. Furthermore, even if our intellectual property rights are not directly challenged, disputes among third parties could lead to the weakening or invalidation of our intellectual property rights, or our competitors may independently develop technologies that are substantially equivalent or superior to our technology. Obtaining, protecting and defending intellectual property rights can be time-consuming and expensive, and may require us to incur substantial costs, including the diversion of the time and resources of management and technical personnel.

Moreover, the laws of certain foreign countries in which we operate or may operate in the future do not protect, and the governments of certain foreign countries do not enforce, intellectual property rights to the same extent as do the laws and government of the U.S., which may negate our competitive or technological advantages in such markets. Also, some of the technology underlying our products is the subject of nonexclusive licenses from third parties. As a result, this technology could be made available to our competitors at any time. If we are unable to establish and then adequately protect our intellectual property rights, our business, financial condition and results of operations could be materially and adversely affected.

We license various trademarks, trade names and patents from third parties for certain of our products. These licenses generally place marketing obligations on us and require us to pay fees and royalties based on net sales or profits. Typically, these licenses may be terminated if we fail to satisfy certain minimum sales obligations or if we breach the terms of the license. The termination of these licensing arrangements could adversely affect our business, financial condition and results of operations.

In our Global Batteries & Appliances segment, we license the use of the Black & Decker brand for marketing in certain small household appliances in North America, South America (excluding Brazil) and the Caribbean. In July 2011, The Black & Decker Corporation (“BDC”) extended the license agreement through December 2015. The failure to renew the license agreement with BDC (or to enter into a new agreement on acceptable terms) could have a material adverse effect on our financial condition, liquidity and results of operations.

Claims by third parties that we are infringing their intellectual property and other litigation could adversely affect our business.

From time to time, in the past, we have been subject to claims that we are infringing the intellectual property of others. We currently are the subject of such claims and it is possible that third parties will assert infringement claims against us in the future. An adverse finding against us in these or similar trademark or other intellectual property litigations may have a material adverse effect on our business, financial condition and results of operations. Any such claims, with or without merit, could be time-consuming and expensive, and may require us to incur substantial costs, including the diversion of the resources of management and technical personnel, cause product delays or require us to enter into licensing or other agreements in order to secure continued access to necessary or desirable intellectual property. If we are deemed to be infringing a third party’s intellectual property and are unable to continue using that intellectual property as we had been, our business and results of operations could be harmed if we are unable to successfully develop non-infringing alternative intellectual property on a timely basis or license non-infringing alternatives or substitutes, if any exist, on commercially reasonable terms. In addition, an unfavorable ruling in intellectual property litigation could subject us to significant liability, as well as require us to cease developing, manufacturing or selling the affected products or using the affected processes or trademarks. Any significant restriction on our proprietary or licensed intellectual property that impedes our ability to develop and commercialize our products could have a material adverse effect on our business, financial condition and results of operations.

Our dependence on a few suppliers and one of our U.S. facilities for certain of our products makes us vulnerable to a disruption in the supply of our products.

Although we have long-standing relationships with many of our suppliers, we generally do not have long-term contracts with them. An adverse change in any of the following could have a material adverse effect on our business, financial condition and results of operations:

•	our ability to identify and develop relationships with qualified suppliers;

•	the terms and conditions upon which we purchase products from our suppliers, including applicable exchange rates, transport and other costs, our suppliers’ willingness to extend credit to us to finance our inventory purchases and other factors beyond our control;

•	the financial condition of our suppliers;

•	political instability in the countries in which our suppliers are located;

•	our ability to import outsourced products;

•	our suppliers’ noncompliance with applicable laws, trade restrictions and tariffs; or

•	our suppliers’ ability to manufacture and deliver outsourced products according to our standards of quality on a timely and efficient basis.

If our relationship with one of our key suppliers is adversely affected, we may not be able to quickly or effectively replace such supplier and may not be able to retrieve tooling, molds or other specialized production equipment or processes used by such supplier in the manufacture of our products.

In addition, we manufacture the majority of our foil-cutting systems for our shaving product lines, using specially designed machines and proprietary cutting technology, at our Portage, Wisconsin facility. Damage to this facility, or prolonged interruption in the operations of this facility for repairs, as a result of labor difficulties or for other reasons, could have a material adverse effect on our ability to manufacture and sell our foil-shaving products, which could, in turn, harm our business, financial condition and results of operations.

We face risks related to our sales of products obtained from third-party suppliers.

We sell a significant number of products that are manufactured by third-party suppliers over which we have no direct control. While we have implemented processes and procedures to try to ensure that the suppliers we use are complying with all applicable regulations, there can be no assurances that such suppliers in all instances will comply with such processes and procedures or otherwise with applicable regulations. Noncompliance could result in our marketing and distribution of contaminated, defective or dangerous products which could subject us to liabilities and could result in the imposition by governmental authorities of procedures or penalties that could restrict or eliminate our ability to purchase products from non-compliant suppliers. Any or all of these effects could adversely affect our business, financial condition and results of operations.

Class action and derivative action lawsuits and other investigations, regardless of their merits, could have an adverse effect on our business, financial condition and results of operations.

We and certain of our officers and directors have been named in the past, and, may be named in the future, as defendants of class action and derivative action lawsuits. In the past, we have also received requests for information from government authorities. Regardless of their subject matter or merits, class action lawsuits and other government investigations may result in significant cost to us, which may not be covered by insurance, may divert the attention of management or may otherwise have an adverse effect on our business, financial condition and results of operations.

We may be exposed to significant product liability claims which our insurance may not cover and which could harm our reputation.

In the ordinary course of our business, we may be named as a defendant in lawsuits involving product liability claims. In any such proceeding, plaintiffs may seek to recover large and sometimes unspecified amounts of damages and the matters may remain unresolved for several years. Any such matters could have a material adverse effect on our business, results of operations and financial condition if we are unable to successfully defend against or settle these matters or if our insurance coverage is insufficient to satisfy any judgments against us or settlements relating to these matters. Although we have product-liability insurance coverage and an excess umbrella policy, our insurance policies may not provide coverage for certain, or any, claims against us or may not be sufficient to cover all possible liabilities. Additionally, we do not maintain product recall insurance. We may not be able to maintain such insurance on acceptable terms, if at all, in the future. Moreover, any adverse publicity arising from claims made against us, even if the claims were not successful, could adversely affect the reputation and sales of our products. In particular, product recalls or product-liability claims challenging the safety of our products may result in a decline in sales for a particular product. This could be true even if the claims themselves are ultimately settled for immaterial amounts. This type of adverse publicity could occur and product liability claims could be made in the future.

We may incur material capital and other costs due to environmental liabilities.

We are subject to a broad range of federal, state, local, foreign and multi-national laws and regulations relating to the environment. These include laws and regulations that govern:

•	discharges to the air, water and land;

•	the handling and disposal of solid and hazardous substances and wastes; and

•	remediation of contamination associated with release of hazardous substances at our facilities and at off-site disposal locations.

Risk of environmental liability is inherent in our business. As a result, material environmental costs may arise in the future. In particular, we may incur capital and other costs to comply with increasingly stringent environmental laws and enforcement policies, such as the EU Directives: Restriction of the Use of Hazardous Substances in Electrical and Electronic Equipment, Waste of Electrical and Electronic Equipment and the Directive on Batteries and Accumulators and Waste Batteries, discussed above. Our international operations may expose us to risks related to compliance with the laws and regulations of foreign countries

Moreover, there are proposed international accords and treaties, as well as federal, state and local laws and regulations, that would attempt to control or limit the causes of climate change, including the effect of greenhouse gas emissions on the environment. In the event that the U.S. government or foreign governments enact new climate change laws or regulations or make changes to existing laws or regulations, compliance with applicable laws or regulations may result in increased manufacturing costs for our products, such as by requiring investment in new pollution control equipment or changing the ways in which certain of our products are made. We may incur some of these costs directly and others may be passed on to us from our third-party suppliers. Although we believe that we are substantially in compliance with applicable environmental laws and regulations at our facilities, we may not always be in compliance with such laws and regulations or any new laws and regulations in the future, which could have a material adverse effect on our business, financial condition and results of operations.

From time to time, we have been required to address the effect of historic activities on the environmental condition of our properties or former properties. We have not conducted invasive testing at all of our facilities to identify all potential environmental liability risks. Given the age of our facilities and the nature of our operations, material liabilities may arise in the future in connection with our current or former facilities. If previously unknown contamination of property underlying or in the vicinity of our manufacturing facilities is discovered, we could be required to incur material unforeseen expenses. If this occurs, it may have a material adverse effect on our business, financial condition and results of operations. We are currently engaged in investigative or remedial projects at a few of our facilities and any liabilities arising from such investigative or remedial projects at such facilities may have a material effect on our business, financial condition and results of operations.

We are also subject to proceedings related to our disposal of industrial and hazardous material at off-site disposal locations or similar disposals made by other parties for which we are responsible as a result of our relationship with such other parties. These proceedings are under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) or similar state or foreign jurisdiction laws that hold persons who “arranged for” the disposal or treatment of such substances strictly liable for costs incurred in responding to the release or threatened release of hazardous substances from such sites, regardless of fault or the lawfulness of the original disposal. Liability under CERCLA is typically joint and several, meaning that a liable party may be responsible for all of the costs incurred in investigating and remediating contamination at a site. We occasionally are identified by federal or state governmental agencies as being a potentially responsible party for response actions contemplated at an off-site facility. At the existing sites where we have been notified of our status as a potentially responsible party, it is either premature to determine if our potential liability, if any, will be material or we do not believe that our liability, if any, will be material. We may be named as a potentially responsible party under CERCLA or similar state or foreign jurisdiction laws in the future for other sites not currently known to us, and the costs and liabilities associated with these sites may have a material adverse effect on our business, financial condition and results of operations.

Compliance with various public health, consumer protection and other regulations applicable to our products and facilities could increase our cost of doing business and expose us to additional requirements with which we may be unable to comply.

Certain of our products sold through, and facilities operated under, each of our business segments are regulated by the Environmental Protection Agency (“EPA”), the Food and Drug Administration (“FDA”) or other federal consumer protection and product safety agencies and are subject to the regulations such agencies enforce, as well as by similar state, foreign and multinational agencies and regulations. For example, in the U.S., all products containing pesticides must be registered with the EPA and, in many cases, similar state and foreign agencies before they can be manufactured or sold. Our inability to obtain, or the cancellation of, any registration could have an adverse effect on our business, financial condition and results of operations. The severity of the effect would depend on which products were involved, whether another product could be substituted and whether our competitors were similarly affected. We attempt to anticipate regulatory developments and maintain registrations of, and access to, substitute chemicals and other ingredients, but we may not always be able to avoid or minimize these risks.

As a distributor of consumer products in the U.S., certain of our products are also subject to the Consumer Product Safety Act, which empowers the U.S. Consumer Product Safety Commission (the “Consumer Commission”) to exclude from the market products that are found to be unsafe or hazardous. Under certain circumstances, the Consumer Commission could require us to repair, replace or refund the purchase price of one or more of our products, or we may voluntarily do so. Any additional repurchases or recalls of our products could be costly to us and could damage the reputation or the value of our brands. If we are required to remove, or we voluntarily remove our products from the market, our reputation or brands could be tarnished and we may have large quantities of finished products that could not be sold. Furthermore, failure to timely notify the Consumer Commission of a potential safety hazard can result in significant fines being assessed against us. Additionally, laws regulating certain consumer products exist in some states, as well as in other countries in which we sell our products, and more restrictive laws and regulations may be adopted in the future.

The Food Quality Protection Act (“FQPA”) established a standard for food-use pesticides, which is that a reasonable certainty of no harm will result from the cumulative effect of pesticide exposures. Under the FQPA, the EPA is evaluating the cumulative effects from dietary and non-dietary exposures to pesticides. The pesticides in certain of our products that are sold through the Home and Garden Business continue to be evaluated by the EPA as part of this program. It is possible that the EPA or a third party active ingredient registrant may decide that a pesticide we use in our products will be limited or made unavailable to us. We cannot predict the outcome or the severity of the effect of the EPA’s continuing evaluations of active ingredients used in our products.

In addition, the use of certain pesticide products that are sold through our Home and Garden Business may, among other things, be regulated by various local, state, federal and foreign environmental and public health agencies. These regulations may require that only certified or professional users apply the product, that users post notices on properties where products have been or will be applied or that certain ingredients may not be used. Compliance with such public health regulations could increase our cost of doing business and expose us to additional requirements with which we may be unable to comply.

Any failure to comply with these laws or regulations, or the terms of applicable environmental permits, could result in us incurring substantial costs, including fines, penalties and other civil and criminal sanctions or the prohibition of sales of our pest control products. Environmental law requirements, and the enforcement thereof, change frequently, have tended to become more stringent over time and could require us to incur significant expenses.

Most federal, state and local authorities require certification by Underwriters Laboratory, Inc. (“UL”), an independent, not-for-profit corporation engaged in the testing of products for compliance with certain public safety standards, or other safety regulation certification prior to marketing electrical appliances. Foreign jurisdictions also have regulatory authorities overseeing the safety of consumer products. Our products may not meet the specifications required by these authorities. A determination that any of our products are not in compliance with these rules and regulations could result in the imposition of fines or an award of damages to private litigants.

Public perceptions that some of the products we produce and market are not safe could adversely affect us.

On occasion, customers and some current or former employees have alleged that some products failed to perform up to expectations or have caused damage or injury to individuals or property. Public perception that any of our products are not safe, whether justified or not, could impair our reputation, damage our brand names and have a material adverse effect on our business, financial condition and results of operations. In addition, we rely on certain third party trademarks, brand names and logos which we do not have exclusive use of. Public perception that any such third party trademarks, band names and logos used by us, are not safe, whether justified or not, could have a material adverse effect on our business, financial condition and results of operations

If we are unable to negotiate satisfactory terms to continue existing or enter into additional collective bargaining agreements, we may experience an increased risk of labor disruptions and our results of operations and financial condition may suffer.

Approximately 16% of our total labor force is covered by collective bargaining agreements. There are four collective bargaining agreements that will expire during our fiscal year ending September 30, 2014, which cover approximately 57% of the labor force under collective bargaining agreements, or approximately 9% of our total labor force. While we currently expect to negotiate continuations to the terms of these agreements, there can be no assurances that we will be able to obtain terms that are satisfactory to us or otherwise to reach agreement at all with the applicable parties. In addition, in the course of our business, we may also become subject to additional collective bargaining agreements. These agreements may be on terms that are less favorable than those under our current collective bargaining agreements. Increased exposure to collective bargaining agreements, whether on terms more or less favorable than our existing collective bargaining agreements, could adversely affect the operation of our business, including through increased labor expenses. While we intend to comply with all collective bargaining agreements to which we are subject, there can be no assurances that we will be able to do so and any noncompliance could subject us to disruptions in our operations and materially and adversely affect our results of operations and financial condition.

Significant changes in actual investment return on pension assets, discount rates and other factors could affect our results of operations, equity and pension contributions in future periods.

Our results of operations may be positively or negatively affected by the amount of income or expense we record for our defined benefit pension plans. U.S. Generally Accepted Accounting Principles (“GAAP”) requires that we calculate income or expense for the plans using actuarial valuations. These valuations reflect assumptions about financial markets and other economic conditions, which may change based on changes in key economic indicators. The most significant assumptions we use to estimate pension income or expense are the discount rate and the expected long-term rate of return on plan assets. In addition, we are required to make an annual measurement of plan assets and liabilities, which may result in a significant change to equity. Although pension expense and pension funding contributions are not directly related, key economic factors that affect pension expense would also likely affect the amount of cash we would contribute to pension plans as required under the Employee Retirement Income Security Act of 1974, as amended.

If our goodwill, indefinite-lived intangible assets or other long-term assets become impaired, we will be required to record additional impairment charges, which may be significant.

A significant portion of our long-term assets consist of goodwill, other indefinite-lived intangible assets and finite-lived intangible assets recorded as a result of past acquisitions as well as through fresh start reporting. We do not amortize goodwill and indefinite-lived intangible assets, but rather review them for impairment on a periodic basis or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. We consider whether circumstances or conditions exist which suggest that the carrying value of our goodwill and other long-lived intangible assets might be impaired. If such circumstances or conditions exist, further steps are required in order to determine whether the carrying value of each of the individual assets exceeds its fair value. If analysis indicates that an individual asset’s carrying value does exceed its fair value, the next step is to record a loss equal to the excess of the individual asset’s carrying value over its fair value.

The steps required by GAAP entail significant amounts of judgment and subjectivity. Events and changes in circumstances that may indicate that there may be an impairment and which may indicate that interim impairment testing is necessary include, but are not limited to: strategic decisions to exit a business or dispose of an asset made in response to changes in economic, political and competitive conditions; the impact of the economic environment on the customer base and on broad market conditions that drive valuation considerations by market participants; our internal expectations with regard to future revenue growth and the assumptions we make when performing impairment reviews; a significant decrease in the market price of our assets; a significant adverse change in the extent or manner in which our assets are used; a significant adverse change in legal factors or the business climate that could affect our assets; an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset; and significant changes in the cash flows associated with an asset. As a result of such circumstances, we may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill, indefinite-lived intangible assets or other long-term assets is determined. Any such impairment charges could have a material adverse effect on our business, financial condition and operating results.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology, products and services could be harmed significantly.

We rely on trade secrets, know-how and other proprietary information in operating our business. If this information is not adequately protected, then it may be disclosed or used in an unauthorized manner. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to our proposed products, disputes may arise as to the proprietary rights to such information, which may not be resolved in our favor. The risk that other parties may breach confidentiality agreements or that our trade secrets become known or independently discovered by competitors, could harm us by enabling our competitors, who may have greater experience and financial resources, to copy or use our trade secrets and other proprietary information in the advancement of their products, methods or technologies. The disclosure of our trade secrets would impair our competitive position, thereby weakening demand for our products or services and harming our ability to maintain or increase our customer base.

Disruption or failures of our information technology systems could have a material adverse effect on our business.

Our information technology systems are susceptible to security breaches, operational data loss, general disruptions in functionality, and may not be compatible with new technology. We depend on our information technology systems for the effectiveness of our operations and to interface with our customers, as well as to maintain financial records and accuracy. Disruption or failures of our information technology systems could impair our ability to effectively and timely provide our services and products and maintain our financial records, which could damage our reputation and have a material adverse effect on our business.

Risks Related to the Hardware Acquisition

Significant costs have been incurred in connection with the consummation of the Hardware Acquisition and are expected to be incurred in connection with the integration of Spectrum and the HHI Business into a combined company, including legal, accounting, financial advisory and other costs.

We expect to incur one-time costs in connection with integrating the operations, products and personnel of Spectrum and the HHI Business and TLM Taiwan acquired from Stanley Black & Decker into a combined company, in addition to costs related directly to completing the Hardware Acquisition described below. These costs may include costs for:

•	employee redeployment, relocation or severance;

•	integration of information systems;

•	combination of research and development teams and processes; and

•	reorganization or closures of facilities.

In addition, we expect to incur a number of non-recurring costs associated with combining our operations with those of the HHI Business. Additional unanticipated costs may yet be incurred as we integrate our business with the HHI Business. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of our operations with those of the HHI Business, may offset incremental transaction and transaction-related costs over time, this net benefit may not be achieved in the near term. Additionally, while we expect to benefit from leveraging distribution channels and brand names across both companies, we cannot assure you that we will achieve such benefits.

We may not realize the anticipated benefits of the Hardware Acquisition and may become responsible for certain liabilities.

The Hardware Acquisition involves the integration of two companies that have previously operated independently. The integration of our operations with those of the HHI Business is expected to result in financial and operational benefits, including increased top line growth, margins, revenues and cost savings and be accretive to earnings per share, earnings before interest, taxes, depreciation and amortization and free cash flow before synergies. There can be no assurance, however, regarding when or the extent to which we will be able to realize these increased top line growth, margins, revenues, cost savings or accretions to earnings per share, earnings before interest, taxes, depreciation and amortization or free cash flow or other benefits. Integration may also be difficult, unpredictable, and subject to delay because of possible company culture conflicts and different opinions on technical decisions and product roadmaps. We must integrate or, in some cases, replace, numerous systems, including those involving management information, purchasing, accounting and finance, sales, billing, employee benefits, payroll and regulatory compliance, many of which are dissimilar. In some instances, we and the HHI Business have served the same customers, and some customers may decide that it is desirable to have additional or different suppliers. Difficulties associated with integration could have a material adverse effect on our business.

In addition, in connection with the Hardware Acquisition, we have assumed certain potential liabilities relating to the HHI Business. To the extent we have not identified such liabilities or to the extent the indemnifications obtained from Stanley Black & Decker are insufficient to cover known liabilities, these liabilities could have a material adverse effect on our business.

Integrating our business and the HHI Business may divert our management’s attention away from operations.

Successful integration of our and the HHI Business’ operations, products and personnel may place a significant burden on our management and other internal resources. The diversion of management’s attention, and any difficulties encountered in the transition and integration process, could harm our business, financial conditions and operating results.

We are required to supply certain products and services to Stanley Black & Decker and its subsidiaries pursuant to the terms of certain supply agreements for a period of time after the completion of the Hardware Acquisition. Our provision of products and services under these agreements require us to dedicate resources of the HHI Business and the TLM Residential Business and may result in liabilities to us.

Certain products and services currently used by Stanley Black & Decker are produced and provided using equipment of the HHI Business and the TLM Residential Business that we acquired or certain equipment belonging to Stanley Black & Decker and its subsidiaries that will continue to be located for a period of time after the completion of the Hardware Acquisition at facilities operated by the HHI Business and the TLM Residential Business and maintained by us pursuant to certain specifications. We and Stanley Black & Decker entered into supply agreements (each, a “Supply Agreement”), whereby we provide Stanley Black & Decker and its subsidiaries with certain of these products and services for a period of time. This requires us to dedicate resources of the HHI Business and the TLM Residential Business towards the provision of these products and services and may result in liabilities to us. These Supply Agreements are an accommodation to Stanley Black & Decker and its subsidiaries as part of the Hardware Acquisition, and the pricing of the products and services is on terms more favorable to Stanley Black & Decker and its subsidiaries than it would be in the ordinary course of business.

As a result of the Hardware Acquisition, we may not be able to retain key personnel or recruit additional qualified personnel, which could materially affect our business and require us to incur substantial additional costs to recruit replacement personnel.

We are highly dependent on the continuing efforts of our senior management team and other key personnel. As a result of the Hardware Acquisition, our current and prospective employees could experience uncertainty about their future roles. This uncertainty may adversely affect our ability to attract and retain key management, sales, marketing and technical personnel. Any failure to attract and retain key personnel could have a material adverse effect on our business after consummation of the Hardware Acquisition. In addition, we currently do not maintain “key person” insurance covering any member of our management team.

General customer uncertainty related to the Hardware Acquisition could harm us.

Our customers may, in response to the consummation of the Hardware Acquisition, delay or defer purchasing decisions. If our customers delay or defer purchasing decisions, our revenues could materially decline or any anticipated increases in revenue could be lower than expected.

We only have the right to use certain Stanley Black & Decker trademarks, brand names and logos for a limited period of time. If we fail to establish in a timely manner a new, independently recognized brand name with a strong reputation, our revenue and profitability could decline.

In connection with our acquisition of the HHI Business, we received a limited right to use certain Stanley Black & Decker trademarks, brand names and logos in marketing our products and services for only five years. Pursuant to a transitional trademark license agreement, Stanley Black & Decker granted us the right to use the “Stanley” and “Black & Decker” marks and logos, and certain other marks and logos, for up to five years after the completion of the Hardware Acquisition in connection with certain products and services. When our right to use the Stanley Black & Decker trademarks, brand names and logos expires, we may not be able to maintain or enjoy comparable name recognition or status under our new brand. If we are unable to successfully manage the transition of our business to our new brand, our reputation among our customers could be adversely affected, and our revenue and profitability could decline.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We have made or implied certain forward-looking statements in this prospectus. All statements, other than statements of historical facts included in this prospectus regarding our business strategy, future operations, financial condition, estimated revenues, projected costs, projected synergies, prospects, plans and objectives of management, as well as information concerning expected actions of third parties, are forward-looking statements. When used in this prospectus, the words “anticipate,” “intend,” “plan,” “estimate,” “believe,” “expect,” “project,” “could,” “will,” “should,” “may” and similar expressions are also intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

Since these forward-looking statements are based upon our current expectations of future events and projections and are subject to a number of risks and uncertainties, many of which are beyond our control and some of which may change rapidly, actual results or outcomes may differ materially from those expressed or implied herein, and you should not place undue reliance on these statements. Important factors that could cause our actual results to differ materially from those expressed or implied herein include, without limitation:

•	the impact of our substantial indebtedness on our business, financial condition and results of operations;

•	the impact of restrictions in our debt instruments on our ability to operate our business, finance our capital needs or pursue or expand business strategies;

•	any failure to comply with financial covenants and other provisions and restrictions of our debt instruments;

•	our ability to successfully integrate the HHI Business and achieve the expected synergies from that integration at the expected costs;

•	the impact of expenses resulting from the implementation of new business strategies, divestitures or current and proposed restructuring activities;

•	the impact of fluctuations in commodity prices, costs or availability of raw materials or terms and conditions available from suppliers, including suppliers’ willingness to advance credit;

•	interest rate and exchange rate fluctuations;

•	the loss of, or a significant reduction in, sales to any significant retail customer(s);

•	competitive promotional activity or spending by competitors or price reductions by competitors;

•	the introduction of new product features or technological developments by competitors and/or the development of new competitors or competitive brands;

•	the effects of general economic conditions, including inflation, recession or fears of a recession, depression or fears of a depression, labor costs and stock market volatility or changes in trade, monetary or fiscal policies in the countries where we do business;

•	changes in consumer spending preferences and demand for our products;

•	our ability to develop and successfully introduce new products, protect our intellectual property and avoid infringing the intellectual property of third parties;

•	our ability to successfully implement, achieve and sustain manufacturing and distribution cost efficiencies and improvements, and fully realize anticipated cost savings;

•	the cost and effect of unanticipated legal, tax or regulatory proceedings or new laws or regulations (including environmental, public health and consumer protection regulations);

•	public perception regarding the safety of our products, including the potential for environmental liabilities, product liability claims, litigation and other claims;

•	the impact of pending or threatened litigation;

•	changes in accounting policies applicable to our business;

•	government regulations;

•	the seasonal nature of sales of certain of our products;

•	the effects of climate change and unusual weather activity;

•	the effects of political or economic conditions, terrorist attacks, acts of war or other unrest in international markets;

•	the significant costs expected to be incurred in connection with the integration of us and the HHI Business;

•	the risk that we may become responsible for certain liabilities of the HHI Business;

•	the risk that integrating our business with that of the HHI Business may divert our management’s attention;

•	our dedicating resources of the HHI Business to supply certain products and services to Stanley Black & Decker and its subsidiaries as required following the Hardware Acquisition;

•	general customer uncertainty related to the Hardware Acquisition; and

•	the limited period of time for which we have the right to use certain Stanley Black & Decker trademarks, brand names and logos.

Some of the above-mentioned factors are described in further detail in the section entitled “Risk Factors.” You should assume the information appearing in this prospectus is accurate only as of the date of this document or as otherwise specified, as our business, financial condition, results of operations and prospects may have changed since such date. We also caution the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this document. Except as required by applicable law, including the securities laws of the U.S. and the rules and regulations of the SEC, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes. We are making this exchange offer solely to satisfy our obligations under the Registration Rights Agreement. In consideration for issuing the exchange notes, we will receive initial notes in like aggregate principal amount.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2013.

You should read this table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus, as well as the sections entitled “Summary—Summary Historical Financial Data,” “Use of Proceeds,” “Unaudited Pro Forma Condensed Consolidated Financial Data,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of September 30, 2013(1)
(in millions)
Cash and cash equivalents	$198.2

Debt:
Term Loan Facility, due December 17, 2019	$594.7
Term Loan, due September 4, 2019	300.0
Term Loan, due September 4, 2017	850.0
ABL Facility, expiring May 24, 2017	—
6.375% Notes, due November 15, 2020	520.0
6.625% Notes, due November 15, 2022	570.0
6.75% Notes, due March 15, 2020	300.0
Other notes and obligations	28.5
Capital leases and other	67.4

Total debt	$3,230.6
Total shareholders’ equity	884.7
Total capitalization	$4,115.3

(1)	Balances are reflected at par except with regards to Cash and cash equivalents and Capital leases and other.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

We acquired the HHI Business from Stanley Black & Decker, which includes (i) the equity interests of certain subsidiaries of Stanley Black & Decker engaged in the business and (ii) certain assets of Stanley Black & Decker used or held for use in connection with the Hardware Business. The HHI Business has a broad portfolio of recognized brand names, including Kwikset, Weiser, Baldwin, National Hardware, Stanley, FANAL and Pfister, as well as patented technologies such as Smartkey, a rekeyable lockset technology, and Smart Code Home Connect. A portion of the Hardware Acquisition closed on December 17, 2012 (the “First Closing”) and a second portion closed on April 8, 2013, consisting of the purchase of certain assets of TLM Taiwan, which is involved in the production of residential locksets (the “Second Closing”).

On September 4, 2013, Spectrum, issued new term loans in two tranches in the aggregate principal amount of $1.15B (in aggregate, defined as the “New Term Loans”). The first tranche, or Tranche A Loans, was issued in the aggregate principal amount of $850 million, and the second tranche, or Tranche C Loans, was issued in the aggregate principal amount of $300 million. Tranche A Loans bear interest at a rate of 3.0% and mature on September 4, 2017. Tranche C Loans bear interest at rate of 3.5% and mature on September 4, 2019. The New Term Loans were priced at 99.5. Spectrum used the net proceeds from this offering (i) to fund the consummation of the cash tender offer and consent solicitation to purchase all of its outstanding 9.5% senior secured notes (“9.5% Notes”) due 2018, (ii) to fund the satisfaction and discharge with respect to the 9.5% Notes not tendered in the tender offer and consent solicitation and (iii) retained the remainder for working capital and general corporate purposes. Unless as indicated otherwise, words defined in this section have the meaning ascribed to them solely for purposes of this section.

The following unaudited pro forma condensed combined statement of operations for the year ended September 30, 2013, the date of the latest publicly available financial information for Spectrum, gives effect to the acquisition of the HHI Business by Spectrum and to the issuance of the New Term Loans and the repayment of the 9.5% Notes. The unaudited pro forma condensed combined financial statement shown below reflects historical financial information and the effects of the acquisition of the HHI Business using the acquisition method under Accounting Standards Codification Topic 805: Business Combinations (“ASC 805”). Accordingly, the consideration transferred in the Hardware Acquisition was recorded at fair value, as were the assets acquired and liabilities assumed, with any excess of the consideration transferred over the net assets acquired reflected as goodwill.

As of September 30, 2013, the First Closing and Second Closing of the Hardware Acquisition and related financing and the issuance of the New Term Loans are reflected in SB/RH Holdings’ historical audited consolidated statement of financial position. Therefore, no unaudited pro forma condensed combined statement of financial position has been included herein. The pro forma effect of each of the above-described transactions on the unaudited pro forma condensed combined statement of operations for the year ended September 30, 2013 is described below.

The unaudited pro forma condensed combined statement of operations for the year ended September 30, 2013 is presented to reflect the full-period effect of the Hardware Acquisition and related financing and the full-period effect of the issuance of the New Term Loans and related extinguishment of Spectrum’s 9.5% Notes.

The unaudited pro forma condensed combined statement of operations should be read in conjunction with the notes to unaudited pro forma condensed combined statement of operations. The unaudited pro forma condensed combined statement of operations and the notes to unaudited pro forma condensed combined statement of operations were based on, and should be read in conjunction with:

•	Spectrum’s historical audited consolidated financial statements and notes thereto for the fiscal year ended September 30, 2013 which are included elsewhere in this prospectus;

•	The historical audited consolidated financial statements of the HHI Group, which previously held the HHI Business, for the fiscal years ended December 31, 2011 and January 1, 2011 and notes thereto which are included elsewhere in this prospectus; and

•	The HHI Group’s historical audited consolidated financial statements for the nine month period ended September 29, 2012 and notes thereto which are included elsewhere in prospectus.

SB/RH Holding’s and the HHI Group’s historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined statement of operations to give effect to pro forma events that are (1) directly attributable to the acquisition; (2) factually supportable; and (3) expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined statement of operations does not reflect any revenue enhancements, cost savings from operating efficiencies, synergies or other restructurings, or the costs and related liabilities that would be incurred to achieve such revenue enhancements, cost savings from operating efficiencies, synergies or restructurings, which could result from the acquisition.

The pro forma adjustments are based upon available information and assumptions that the managements of Spectrum and the HHI Group believe reasonably reflect the acquisition. The unaudited pro forma condensed combined statement of operations is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations of Spectrum would have been had the acquisition occurred on the dates assumed, nor is it necessarily indicative of future consolidated results of operations of Spectrum.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended September 30, 2013

(Amounts in millions)

	Historical
	SB/RH Holdings, LLC	(A)	Pro Forma Adjustments	Note	Pro Forma Combined
Net sales	$4,085.6	$226.2	$—		$4,311.8
Cost of goods sold	2,685.3	154.0	(31.0)	(B)	2,808.3
Restructuring and related charges	10.0	—	—		10.0

Gross profit	1,390.3	72.2	31.0		1,493.5
Selling	637.0	3.8	—		640.8
General and administrative	284.7	42.9	3.5	(C)(D)	331.1
Research and development	43.3	2.0	—		45.3
Acquisition and integration charges	48.4	—	(36.9)	(E)	11.5
Restructuring and related charges	24.0	—	—		24.0

Total operating expenses	1,037.4	48.7	(33.4)		1,052.7

Operating income	352.9	23.5	64.4		440.8
Interest expense	369.5	—	(162.4)	(F)(G)	207.1
Other expense, net	3.5	(0.4)	—		3.1

(Loss) income from continuing operations before income taxes	(20.1)	23.9	226.8		230.6
Income tax expense	27.4	8.7	—	(H)	36.1

(Loss) income from continuing operations	(47.5)	15.2	226.8		194.5
Less: Net loss attributable to noncontrolling interest	(0.1)	—	—		(0.1)

Net (loss) income attributable to controlling interest	$(47.4)	$15.2	$226.8		$194.6

See accompanying notes to unaudited pro forma condensed combined financial statement.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED STATEMENT OF OPERATIONS

(Amounts in millions)

(1) Basis of Presentation

The unaudited pro forma condensed combined statement of operations has been prepared using the historical consolidated financial statements of Spectrum and the HHI Group. The HHI Group Acquisition was accounted for using the acquisition method of accounting.

(2) Significant Accounting policies

The unaudited pro forma condensed combined financial statement does not assume any differences in accounting policies between Spectrum and the HHI Group.

(3) Pro Forma Reclassifications and Adjustments

Adjustments related to the Hardware Acquisition

(A)	Adjustment reflects the historical financial results related to the First Closing from October 1, 2012 through December 16, 2012 and the financial results of the Second Closing from October 1, 2012 through April 7, 2013.

(B)	Adjustment reflects the elimination of a $31.0 increase to cost of sales resulting from the sale of inventory that was adjusted to fair value in connection with the acquisition as this amount is considered non-recurring.

(C)	Adjustment reflects increased depreciation expense of $0.4 for the period from October 1, 2012 to December 16, 2012 associated with the recording of the HHI Group property, plant and equipment at fair value.

(D)	Adjustment reflects increased amortization expense of $3.1 for the period from October 1, 2012 to December 16, 2012 associated with the recording of the HHI Group intangible assets at fair value.

(E)	Adjustment reflects non-recurring acquisition and integration related charges incurred by Spectrum in connection with the Hardware Acquisition for the year ended September 30, 2013.

(F)	The Hardware Acquisition resulted in substantial changes to Spectrum’s debt structure. The interest expense adjustments for the period from October 1, 2012 to December 16, 2012 resulted in a net increase of $1.2 for the fiscal year ended September 30, 2013. The adjustment consists of the following:

	Interest Rate
Term Loan Facility – USD ($700.0) from October 1, 2012 to December 16, 2012	4.6%	$6.9
Term Loan Facility – CAD ($100.0) from October 1, 2012 to December 16, 2012	5.0%	1.0
Senior Secured Notes, due 2020 ($520.0) from October 1, 2012 to December 16, 2012	6.4%	6.9
Senior Secured Notes, due 2022 ($570.0) from October 1, 2012 to December 16, 2012	6.6%	7.9
Amortization of debt issuance costs from October 1, 2012 to December 16, 2012	—	1.1
Amortization of original issue discount from October 1, 2012 to December 16, 2012		0.2

Sub total		$24.0
Less: elimination of interest expense related to prior term loan facility		(4.1)
Less: elimination of non-recurring interest expenses related to the financing		(18.7)

Total pro forma adjustment to interest expense		$1.2

Adjustments related to the New Term Loans and related extinguishment of 9.5% Notes

(G)	On September 4, 2013, Spectrum entered into the New Term Loans and proceeds were used to extinguish the 9.5% Notes. The interest expense adjustments for the period from October 1, 2012 to September 3, 2013 resulted in a net decrease of $163.6 for the fiscal year ended September 30, 2013. The adjustment consists of the following:

	Interest Rate
Term Loan Facility – USD ($850.0)	3.0%	$23.4
Term Loan Facility – USD ($300.0)	3.5%	10.0
Amortization of debt issuance costs	—	3.4
Amortization of original issue discount	—	1.2

Total pro forma interest expense		$38.0
Less: elimination of interest expense related to prior 9.5% Notes		(79.4)
Less: elimination of one time interest expenses related to the financing		(122.2)

Total pro forma adjustment to interest expense		$(163.6)

(H)	As a result of Spectrum Brands and HHI Group’s existing income tax loss carry forwards in the U.S., for which full valuation allowances have been established, no income tax adjustments have been provided.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected historical financial data is derived from our audited consolidated financial statements. Only our Consolidated Statements of Financial Position as of September 30, 2013 and 2012 and our Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income (Loss), Consolidated Statements of Shareholders’ Equity and Consolidated Statements of Cash Flows for the years ended September 30, 2013, 2012 and 2011 are included elsewhere in this prospectus. The information presented below as of and for the fiscal year ended September 30, 2013 also includes the results of the HHI Business operations since December 17, 2012, and the results of TLM Taiwan since April 8, 2013.

The following selected financial data, which may not be indicative of future performance, should be read in conjunction with our consolidated financial statements and notes thereto and the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

On February 3, 2009, we and our wholly owned U.S. subsidiaries (the “Debtors”) filed petitions under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Western District of Texas. On August 28, 2009 (the “Effective Date”), the Debtors emerged from Chapter 11 of the U.S. Bankruptcy Code. Effective as of the Effective Date and pursuant to the Debtors’ confirmed plan of reorganization, we converted from a Wisconsin corporation to a Delaware corporation.

The term “Predecessor Company” refers to Spectrum Brands, our Wisconsin predecessor, and its subsidiaries prior to the Effective Date. The term “Successor Company” refers to Spectrum Brands, the Delaware successor, and its subsidiaries from the Effective Date forward.

Financial information in our financial statements prepared after August 29, 2009 is not comparable to financial information from prior periods.

	Successor Company					Predecessor Company
	2013	2012	2011	2010	Period from August 31, 2009 through September 30, 2009	Period from October 1, 2008 through August 30, 2009
Statement of Operations Data:
Net sales	$4,085.6	$3,252.4	$3,186.9	$2,567.0	$219.9	$2,010.6
Gross profit	1,390.3	1,115.7	1,128.9	921.4	64.4	751.8
Operating income(1)	352.9	306.1	228.7	169.1	0.1	156.8
Interest expense(11)	369.5	192.0	208.5	277.0	17.0	172.9
Other expense (income), net	3.5	0.9	2.5	12.3	(0.8)	3.3
Reorganization items expense (income), net	—	—	—	3.6	4.0	(1,142.8)
Income (loss) from continuing operations before income taxes	(20.2)	113.2	17.7	(123.8)	(20.0)	1,123.4
Income tax expense	27.4	60.4	92.3	63.2	51.2	22.6
(Loss) income from discontinued operations, net of tax(2)	—	—	—	(2.7)	0.4	(86.8)
Net income (loss)(3)(4)(5)(6)(7)	(47.5)	52.8	(74.6)	(189.8)	(70.8)	1,013.9
Less: Net income (loss) attributable to noncontrolling interest	(0.1)	—	—	—	—	—
Net income (loss) attributable to controlling interest	(47.4)	52.8	(74.6)	(189.8)	(70.8)	1,013.9
Restructuring and related charges—cost of goods sold(8)	10.0	9.8	7.8	7.2	0.2	13.2
Restructuring and related charges—operating expenses(8)	24.0	9.7	20.8	17.0	1.6	30.9

	Successor Company									Predecessor Company
	2013		2012		2011		2010		Period from August 31, 2009 through September 30, 2009	Period from October 1, 2008 through August 30, 2009
Cash Flow and Related Data:
Net cash provided by operating activities	$258.2		$248.7		$232.2		$57.3		$75.0	$1.6
Capital expenditures(9)	82.0		46.8		36.2		40.3		2.7	8.1
Depreciation and amortization (excluding amortization of debt issuance costs)(9)	183.8		129.8		134.7		117.3		8.6	58.5
Statement of Financial Position Data (at period end):
Cash and cash equivalents	$198.2		$157.9		$142.4		$170.6		$97.8
Working capital(10)	524.4		454.4		412.0		537.3		323.7
Total assets	5,619.0		3,753.5		3,622.3		3,873.7		3,020.7
Total long-term debt, net of current maturities	3,115.9		1,652.9		1,535.5		1,723.1		1,530.0
Total debt	3,218.9		1,669.3		1,576.6		1,743.8		1,583.5
Total shareholders’ equity	933.9		992.7		989.1		1,046.7		660.9
Ratio of earnings to Fixed Charges(12)	0.9	x	1.6	x	1.1	x	0.6	x	—	7.5	x

(1)	Pursuant to the guidance in Financial Accounting Standards Board Accounting Standards Codification Topic 350: “Intangibles—Goodwill and Other,” we conduct annual impairment testing of goodwill and indefinite-lived intangible assets. As a result of these analyses we recorded non-cash pretax impairment charges of approximately $32 million and $34 million in Fiscal 2011 and the period from October 1, 2008 through August 30, 2009, respectively. No non-cash impairment charges were recorded during Fiscal 2013, Fiscal 2012, Fiscal 2010 and the period from August 31, 2009 through September 30, 2009. See the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Valuation of Assets and Asset Impairment” as well as Note 2(j), “Significant Accounting Policies—Intangible Assets,” of Notes to Consolidated Financial Statements included elsewhere in this prospectus for further details on impairment charges.
(2)	On November 5, 2008, Spectrum Brands’ board of directors committed to the shutdown of the growing products portion of the Home and Garden Business, which included the manufacturing and marketing of fertilizers, enriched soils, mulch and grass seed, following an evaluation of the historical lack of profitability and the projected input costs and significant working capital demands for the growing product portion of the Home and Garden Business during Fiscal 2009. During the second quarter of Fiscal 2009, we completed the shutdown of the growing products portion of the Home and Garden Business and, accordingly, began reporting the results of operations of this business as discontinued operations. Therefore, the presentation of all historical continuing operations excludes the growing products portion of the Home and Garden Business.
(3)	Fiscal 2013 income tax expense of $27 million includes a non-cash charge of approximately $63 million resulting from an increase in the valuation allowance against certain net deferred tax assets, net of a $50 million benefit due to the reversal of $50 million of the valuation allowance in conjunction with the acquisition of the HHI Business.
(4)	Fiscal 2012 income tax expense of $60 million includes a non-cash charge of approximately $14 million resulting from an increase in the valuation allowance against certain net deferred tax assets, net of a $15 million benefit due to the reversal of $15 million of the valuation allowance in conjunction with the acquisition of FURminator.
(5)	Fiscal 2011 income tax expense of $92 million includes a non-cash charge of approximately $65 million resulting from an increase in the valuation allowance against certain net deferred tax assets.
(6)	Fiscal 2010 income tax expense of $63 million includes a non-cash charge of approximately $92 million resulting from an increase in the valuation allowance against certain net deferred tax assets.
(7)

Included in the period from August 31, 2009 through September 30, 2009 for the Successor Company is a non-cash tax charge of $58 million related to the residual U.S. and foreign taxes on approximately $166 million of actual and deemed distributions of foreign earnings. Income tax expense for the Predecessor Company for the period from October 1, 2008 through August 30, 2009 includes a non-cash adjustment of approximately $52 million resulting from a reduction in the valuation allowance against certain deferred tax assets. Included in income tax expense for the period from October 1, 2008 through August 30, 2009 for the Predecessor Company is a non-cash charge of $104 million related to the tax effects of the fresh start adjustments. In addition, income tax expense for the Predecessor Company for this period includes the tax effect of the gain on the cancellation of debt from the extinguishment of the then-existing senior subordinated notes as well as the modification of the then-existing senior term credit facility. The tax effect of these gains increased the Company’s U.S. net deferred tax asset exclusive of indefinite lived intangibles by approximately $124 million. However, due to the Company’s full valuation allowance on the U.S. net deferred tax assets exclusive of indefinite lived intangibles as of August 30,

2009, the tax effect of the gain on the cancellation of debt and the modification of the senior secured credit facility was offset by a corresponding adjustment to increase the valuation allowance for deferred tax assets by $124 million. The tax effect of the fresh start adjustments, the gain on the cancellation of debt and the modification of the senior secured credit facility, net of corresponding adjustments to the valuation allowance, are netted against reorganization items.
(8)	See Note 14, “Restructuring and Related Charges,” of Notes to Consolidated Financial Statements included elsewhere in this prospectus for further discussion.
(9)	Amounts reflect the results of continuing operations only.
(10)	Working capital is defined as current assets less current liabilities.
(11)	Fiscal 2013 includes a non-cash charge of $16 million related to the write-off of unamortized debt issuance costs and unamortized premiums in connection with the extinguishment and replacement of the Company’s 9.5% Notes and Term Loan in conjunction with the acquisition of the HHI Business. Fiscal 2012 includes a non-cash charge of $2 million related to the write-off of unamortized debt issuance costs and unamortized premiums in connection with the extinguishment and refinancing of the Company’s 12% Notes. Fiscal 2011 includes a non-cash charge of $24 million related to the write-off of unamortized debt issuance costs and unamortized discounts in conjunction with the refinancing of the Company’s Term Debt facility. Fiscal 2010 includes a non-cash charge of $83 million related to the write-off of unamortized debt issuance costs and unamortized discounts and premiums in connection with the extinguishment and refinancing of debt that was completed in conjunction with the merger with Russell Hobbs.
(12)	Earnings were insufficient to cover fixed charges by $3.0 million for the period from August 31, 2009 through September 30, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The following is management’s discussion of the financial results, liquidity and other key items related to our performance and should be read in conjunction with “Selected Historical Consolidated Financial Data” and our Consolidated Financial Statements and related notes included elsewhere in this prospectus. All references to Fiscal 2013, Fiscal 2012 and Fiscal 2011 refer to fiscal year periods ended September 30, 2013, 2012 and 2011, respectively.

SB Holdings, is a diversified global branded consumer products company. SB/RH Holdings, is a wholly owned direct subsidiary of SB Holdings. SB/RH has no independent assets or operations. Spectrum Brands is a wholly owned direct subsidiary of SB/RH Holdings. SB Holdings’ common stock trades on the NYSE under the symbol “SPB.”

Unless the context otherwise requires, the terms “Company,” “Spectrum,” “we,” “our” or “us” are used to refer to SB/RH Holdings and its consolidated subsidiaries, Spectrum Brands.

On December 17, 2012, we acquired the HHI Business from Stanley Black & Decker, which includes (i) the equity interests of certain subsidiaries of Stanley Black & Decker engaged in the business and (ii) certain assets of Stanley Black & Decker used or held for use in connection with the business. On April 8, 2013, we completed the acquisition of certain assets of TLM Taiwan, which is involved in the production of residential locksets. For information pertaining to the Hardware Acquisition, see Note 15, “Acquisitions” of Notes to Consolidated Financial Statements, included elsewhere in this prospectus.

Business Overview

We manufacture and market alkaline, zinc carbon and hearing aid batteries, herbicides, insecticides and repellants and specialty pet supplies. We design and market rechargeable batteries, battery-powered lighting products, electric shavers and accessories, grooming products and hair care appliances. We also design, market and distribute a broad range of branded small household appliances and personal care products. Our manufacturing and product development facilities are located in the U.S., Europe, Latin America and Asia. Substantially all of our rechargeable batteries, chargers and portable lighting products, shaving and grooming products, small household appliances and personal care products are manufactured by third-party suppliers, primarily located in Asia.

With the addition of the HHI Business, we design, manufacture, market, distribute and sell certain hardware, home improvement and plumbing products, and are a leading U.S. provider of residential locksets and builders’ hardware and a leading provider of faucets. The HHI Business has a broad portfolio of recognized brand names, including Kwikset, Weiser, Baldwin, National Hardware, Stanley, FANAL and Pfister, as well as patented technologies such as Smartkey, a rekeyable lockset technology, and Smart Code Home Connect. HHI Business customers include retailers, non-retailers and homebuilders. The HHI Business has sales offices, manufacturing facilities and distribution centers in the U.S., Canada, Mexico and Asia.

We sell our products in approximately 140 countries through a variety of trade channels, including retailers, wholesalers and distributors, hearing aid professionals, industrial distributors and OEMs and enjoy strong name recognition in our markets under the Rayovac, VARTA and Remington brands, each of which has been in existence for more than 80 years, and under the Tetra, 8-in-1, Dingo, Nature’s Miracle, Spectracide, Cutter, Hot Shot, Black & Decker, George Foreman, Russell Hobbs, Farberware, Black Flag, FURminator, the previously mentioned HHI Business brands and various other brands.

Our diversified global branded consumer products have positions in seven major product categories: consumer batteries; small appliances; pet supplies; electric shaving and grooming; electric personal care; home and garden controls; and hardware and home improvement, which consists of the recently acquired HHI Business. Our chief operating decision-maker manages the businesses in four vertically integrated, product-focused reporting segments: (i) Global Batteries & Appliances, which consists of our worldwide battery, electric shaving and grooming, electric personal care, and small appliances primarily in the kitchen and home product categories; (ii) Global Pet Supplies, which consists of our worldwide pet supplies business; (iii) Home and Garden Business, which consists of our home and garden and insect control business; and (iv) Hardware & Home Improvement, which consists of the recently acquired HHI Business. Management reviews our performance based on these segments. For information pertaining to our business segments, see Note 11, “Segment Information” of Notes to Consolidated Financial Statements, included elsewhere in this prospectus for further information on our operating segments.

Global and geographic strategic initiatives and financial objectives are determined at the corporate level. Each business segment is responsible for implementing defined strategic initiatives and achieving certain financial objectives and has a general manager responsible for sales and marketing initiatives and the financial results for all product lines within that business segment.

Our operating performance is influenced by a number of factors including: general economic conditions; foreign exchange fluctuations; trends in consumer markets; consumer confidence and preferences; our overall product line mix, including pricing and gross margin, which vary by product line and geographic market; pricing of certain raw materials and commodities; energy and fuel prices; and our general competitive position, especially as impacted by our competitors’ advertising and promotional activities and pricing strategies.

Cost Reduction Initiatives

We continually seek to improve our operational efficiency, match our manufacturing capacity and product costs to market demand and better utilize our manufacturing resources. We have undertaken various initiatives to reduce manufacturing and operating costs.

Fiscal 2013. To reduce operating costs the Company implemented a series of initiatives throughout the Company which consist of headcount reductions in the Global Batteries & Appliances segment and Corporate (the “Global Expense Rationalization Initiatives”).

Fiscal 2009. In connection with our announcement of a plan to reduce headcount within each of our segments and to exit certain facilities in the U.S. related to the Global Pet Supplies segment, we implemented a number of cost reduction initiatives (the “Global Cost Reduction Initiatives”). These initiatives also included consultation, legal and accounting fees related to the evaluation of our capital structure.

Meeting Consumer Needs through Technology and Development

We continue to focus our efforts on meeting consumer needs for our products through new product development and technology innovations. Research and development efforts associated with our electric shaving and grooming products allow us to deliver to the market unique cutting systems. Research and development efforts associated with our electric personal care products allow us to deliver to our customers products that save them time, provide salon alternatives and enhance their in-home personal care options. We are continuously pursuing new innovations for our shaving, grooming and hair care products including foil and rotary shaver improvements, trimmer enhancements and technologies that deliver skin and hair care benefits.

During Fiscal 2013, we introduced the Kevo smart lock under the Kwikset brand. This bluetooth enabled technology gives owners the ability to lock and unlock their doors with their smartphone, send electronic keys to others and receive notifications whenever a user enters or exits their doors. We expect to begin sales of Kevo products in the fiscal year ending September 30, 2014. Within our Home and Garden Business segment, we entered the rodenticide category with the Black Flag Rodenticide product line. We also introduced several innovative products such as the powerful, non-selective herbicide, Spectracide Weed & Grass Foaming Edger and the Cutter Skinsations insect repellent aerosol. Under the Remington brand we launched the HyperFlex series rotary shavers, indestructible hair clippers and an award winning wax applicating system and epilator line. Additionally, Rayovac launched the Ready Power 10 year guarantee across all alkaline portfolios, award winning emergency 2-Hour Power and back-up 7-Hour Power affordable portable power devices and an environmentally friendly rechargeable smart phone charger. During Fiscal 2013 our Global Pet Supplies segment introduced Dingo Market Cuts which is a new line of wholesome Chicken Jerky Fillets that are made in the U.S. Additionally, a new line of environmentally friendly stain and odor products were launched under the Nature’s Miracle Green brand.

Competitive Landscape

We compete in seven major product categories: consumer batteries, hardware and home improvement, pet supplies, home and garden control products, electric shaving and grooming products, small appliances, and electric personal care products.

The consumer battery product category consists of non-rechargeable alkaline or zinc carbon batteries in cell sizes of AA, AAA, C, D and 9-volt, specialty batteries, which include rechargeable batteries, hearing aid batteries, photo batteries and watch/calculator batteries, and portable lighting products. Most consumer batteries are marketed under one of the following brands: Rayovac/VARTA, Duracell, Energizer or Panasonic. In addition, some retailers market private label batteries, particularly in Europe. The majority of consumers in North America and Europe purchase alkaline batteries. The Latin America market consists primarily of zinc carbon batteries but is gradually converting to higher-priced alkaline batteries as household disposable income grows. Our major competitors in the consumer batteries product category are Energizer Holdings, Inc. (“Energizer”), The Procter & Gamble Company (“Procter & Gamble”) and Matsushita Electrical Industrial Co., Ltd. (“Matsushita”).

We believe that we are the largest worldwide marketer of hearing aid batteries and that we continue to maintain a leading global market position. We believe that our close relationship with hearing aid manufacturers and other customers, as well as our product performance improvements and packaging innovations, position us for continued success in this category.

Our global pet supplies business comprises aquatics equipment (aquariums, filters, pumps, etc.), aquatics consumables (fish food, water treatments and conditioners, etc.) and specialty pet products for dogs, cats, birds and other small domestic animals. The pet supply market is extremely fragmented, with no competitor holding a market share greater than twenty percent. We believe that our brand positioning, including the leading global aquatics brand in Tetra, our diverse array of innovative and attractive products and our strong retail relationships and global infrastructure will allow us to remain competitive in this fast growing industry. Our largest competitors in the pet supplies product category are Mars Corporation (“Mars”), The Hartz Mountain Corporation (“Hartz”) and Central Garden & Pet Company (“Central Garden & Pet”).

Products in our home and garden category are sold through the Home and Garden Business, which operates in the U.S. market under the major brand names Spectracide, Hot Shot, Cutter, Repel, Black Flag and Garden Safe. The Home and Garden Business manufactures and markets outdoor and indoor insect control products, rodenticides, herbicides, insect repellents and lawn maintenance products. In addition, we produce and market several private-label brands for many major retailers.

The Home and Garden Business’ marketing position is primarily that of a branded value, enhanced and supported by innovative products of outstanding quality and appealing packaging that is designed to drive sales at the point of purchase. Our commitment to quality and value has earned the trust of consumers and the confidence of retailers, who count on us to deliver the fast-selling products, merchandising solutions and quality service they require. The Home and Garden Business’ primary competitors include The Scotts Miracle-Gro Company, Central Garden & Pet Company and S.C. Johnson & Son, Inc.

We also operate in the shaving and grooming and personal care product category, consisting of electric shavers and accessories, electric grooming products and hair care appliances. Electric shavers include men’s and women’s shavers (both rotary and foil design) and electric shaver accessories consisting of shaver replacement parts (primarily foils and cutters), pre-shave products and cleaning agents. Electric shavers are marketed primarily under our Remington brand. Our primary competitors in the electric shaving and grooming category are Procter & Gamble, makers of Braun, and Koninklijke Phillips Electronics N.V., makers of Norelco. Electric grooming products include beard and mustache trimmers, nose and ear trimmers, body groomers and haircut kits and related accessories. Hair care appliances include hair dryers, straightening irons, styling irons and hair-setters. Europe and North America account for the majority of our worldwide electric personal care product category sales. Our major competitors in the electric personal care product category are Conair Corporation, Wahl Clipper Corporation and Helen of Troy Limited (“Helen of Troy”).

The Hardware & Home Improvement segment has developed a market-leading franchise with leading brands, making it the most desired manufacturer among top home builders and major retailers. Hardware & Home Improvement is acclaimed as a market leader in the U.S. and Canadian lockset business. Competition within the industry varies based on location as well as product segment. The main source of competition for locks includes other third party manufacturers such as Schlage, a division of Ingersoll-Rand and private label import brands such as Defiant and Gatehouse. The major U.S. competitors of Pfister, the plumbing brand sold by our Hardware & Home Improvement segment, are Masco, Fortune Brands, Kohler, and American Standard. Hardware & Home Improvement also competes with The Home Depot and Lowe’s private label brands.

Products in our small appliances category consist of small electrical appliances primarily in the kitchen and home product categories. Primary competitor brands in the small appliance category include Hamilton Beach, Procter Silex, Sunbeam, Mr. Coffee, Oster, General Electric, Rowenta, DeLonghi, Kitchen Aid, Cuisinart, Krups, Braun, Rival, Europro, Kenwood, Philips, Morphy Richards, Breville and Tefal.

The following factors contribute to our ability to succeed in these highly competitive product categories:

•	Strong Diversified Global Brand Portfolio. We have a global portfolio of well-recognized consumer product brands. We believe that the strength of our brands positions us to extend our product lines and provide our retail customers with strong sell-through to consumers.

•	Strong Global Retail Relationships. We have well-established business relationships with many of the top global retailers, distributors and wholesalers, which have assisted us in our efforts to expand our overall market penetration and promote sales.

•	Expansive Distribution Network. We distribute our products in approximately 140 countries through a variety of trade channels, including retailers, wholesalers and distributors, hearing aid professionals, industrial distributors and Original Equipment Manufacturers.

•	Innovative New Products, Packaging and Technologies. We have a long history of product and packaging innovations in each of our seven product categories and continually seek to introduce new products both as extensions of existing product lines and as new product categories.

•	Experienced Management Team. Our management team has substantial consumer products experience. On average, each senior management team member has more than 20 years of experience at Spectrum, VARTA, Remington, Russell Hobbs or other branded consumer product companies such as Newell Rubbermaid and Schering-Plough.

Seasonal Product Sales

On a consolidated basis our financial results are approximately equally weighted between quarters, however, sales of certain product categories tend to be seasonal. Sales in the consumer battery, electric shaving and grooming and electric personal care product categories, particularly in North America, tend to be concentrated in the December holiday season (Spectrum’s first fiscal quarter). Demand for hardware and home improvement products increases during the spring and summer construction period (Spectrum’s third and fourth fiscal quarters). Demand for pet supplies products remains fairly constant throughout the year. Demand for home and garden control products sold though the Home and Garden Business typically peaks during the first six months of the calendar year (Spectrum’s second and third fiscal quarters). Small Appliances peaks from July through December primarily due to the increased demand by customers in the late summer for “back-to-school” sales and in the fall for the holiday season.

The seasonality of our sales during the last three fiscal years is as follows:

Percentage of Annual Sales

	Fiscal Year Ended September 30,
	2013	2012	2011
Fiscal Quarter Ended
December	21%	26%	27%
March	24%	23%	22%
June	27%	25%	25%
September	28%	26%	26%

Fiscal Year Ended September 30, 2013 Compared to Fiscal Year Ended September 30, 2012

Highlights of Consolidated Operating Results

Net Sales. Net sales for Fiscal 2013 increased $834 million to $4,086 million from $3,252 million in Fiscal 2012, a 26% increase. The following table details the principal components of the change in net sales from Fiscal 2012 to Fiscal 2013 (in millions):

Net Sales
Fiscal 2012 Net Sales	$3,252
Addition of hardware and home improvement products	870
Increase in pet supplies	12
Increase in electric personal care products	5
Increase in home and garden control products	3
Decrease in electric shaving and grooming products	(1)
Decrease in consumer batteries	(9)
Decrease in small appliances	(27)
Foreign currency impact, net	(19)

Fiscal 2013 Net Sales	$4,086

Consolidated net sales by product line for Fiscal 2013 and Fiscal 2012 are as follows (in millions):

	Fiscal Year
	2013	2012
Product line net sales
Consumer batteries	$932	$949
Hardware and home improvement products	870	—
Small appliances	740	772
Pet supplies	622	615
Home and garden control products	390	387
Electric shaving and grooming products	277	279
Electric personal care products	255	250

Total net sales to external customers	$4,086	$3,252

Global consumer battery sales decreased $17 million, or 2%, during Fiscal 2013 compared to Fiscal 2012. Excluding the impact of negative foreign exchange of $8 million, global consumer battery sales decreased $9 million. The constant currency decrease in global consumer battery sales was primarily attributable to the non-recurrence of promotions, timing of holiday shipments and inventory management at key customers, tempered by new customer listings and expansion into new channels.

Small appliances sales decreased $32 million, or 4%, during Fiscal 2013 versus Fiscal 2012, primarily attributable to declines in North American sales of $45 million and negative foreign exchange impacts of $4 million, partially offset by a $17 million increase in European small appliance sales. The North American sales declines resulted from the planned exit of certain low margin products. Strong small appliances sales in Europe were driven by market share gains in the United Kingdom, regional expansion in both Eastern and Western Europe and successful new product introductions.

Pet supply sales increased $7 million, or 1%, during Fiscal 2013 versus Fiscal 2012, driven by increased companion animal sales of $16 million, tempered by a $4 million decline in aquatics sales and $5 million of negative foreign currency impacts. Gains in companion animal sales resulted from strong growth in the Dingo and FURminator brands, expansion in Europe, new product launches and the inclusion of FURminator sales during all of Fiscal 2013 as the acquisition was completed on December 22, 2011. The decline in aquatic sales was primarily due to a decline in tropical food and outdoor pond product sales in Europe as a result of a later arrival of the spring season due to cooler temperatures.

Home and garden product sales increased $3 million, or 1%, in Fiscal 2013 versus Fiscal 2012, driven by a $4 million increase in lawn and garden control sales resulting from an extension to the season due to favorable fall weather, combined with reduced returns and more efficient trade spending. The negative impact on household insect control sales due to a late spring season was offset by increased year over year fourth quarter sales driven by the extension of the season due to favorable fall weather and gains in the first quarter of Fiscal 2013 from new retail distribution. Also contributing to the sales gains was the inclusion of Black Flag sales during all of Fiscal 2013, as the acquisition was completed on October 31, 2011, and retail replenishment following strong retail sales in the fourth quarter of Fiscal 2012.

Electric shaving and grooming product sales decreased $2 million, or 1%, during Fiscal 2013 compared to Fiscal 2012, attributable to an $11 million decline in North American sales and $1 million of negative foreign currency impacts, partially offset by an increase of $10 million in European sales and a slight increase in Latin American sales. North American sales declined as a result of labor disruptions at U.S. ports of entry during the peak holiday period in Fiscal 2013, coupled with decreased retail space available for the product category at a major retailer and customer inventory management. European sales gains were driven by successful new product launches and promotions, market growth, increased distribution and customer gains. The gain in Latin American sales was driven by expansion in Brazil due to successful new product launches and distribution gains, tempered by lower sales to customers who export to Venezuela and import restrictions in Argentina.

Electric personal care sales increased $5 million, or 2%, in Fiscal 2013 versus Fiscal 2012, resulting from a sales increase of $8 million in Europe, driven by new innovative products, coupled with additional distribution channels and customer gains. The gains were tempered by a $3 million decline in Latin American sales, resulting from decreased promotions and lower sales to customers who export to Venezuela, partially offset by distribution gains in Brazil and Central America.

Hardware and home improvement sales were $870 million for Fiscal 2013, reflecting the results of the HHI Business, subsequent to the acquisition on December 17, 2012. The results of TLM Taiwan are included in the results of hardware and home improvement sales subsequent to its acquisition on April 8, 2013.

Gross Profit. Gross profit for Fiscal 2013 was $1,390 million versus $1,116 million for Fiscal 2012. The increase in gross profit was driven by the acquisition of the HHI Business which contributed $273 million in Gross profit in Fiscal 2013. Our gross profit margin for Fiscal 2013 decreased slightly to 34.0% from 34.3% in Fiscal 2012. The slight decline in gross profit margin was driven by a $31 million increase to cost of goods sold due to the sale of inventory which was revalued in connection with the acquisition of the HHI Business, which offset improvements to gross profit resulting from the exit of low margin products in our small appliances category.

Operating Expenses. Operating expenses for Fiscal 2013 totaled $1,037 million compared to $810 million for Fiscal 2012. The $227 million increase in operating expenses during Fiscal 2013 is primarily attributable to the acquisition of the HHI Business which accounted for $190 million in operating expenses and led to a $17 million increase in Acquisition and integration related charges. Furthermore, we incurred a $14 million increase in Restructuring and related charges primarily related to the Global Expense Rationalization initiatives announced in Fiscal 2013 and an $18 million increase in stock compensation expense. These increases were tempered by $8 million in savings across all segments from our cost reduction initiatives and positive foreign exchange impacts of $4 million.

See Note 2, “Significant Accounting Policies—Acquisition and Integration Related Charges,” of Notes to Consolidated Financial Statements included elsewhere in this prospectus for additional information regarding our Acquisition and integration charges.

See Note 14, “Restructuring and Related Charges,” of Notes to Consolidated Financial Statements included elsewhere in this prospectus for additional information regarding our Restructuring and related charges.

Segment Results. As discussed above, we manage our business in four reportable segments: (i) Global Batteries & Appliances; (ii) Global Pet Supplies; (iii) our Home and Garden Business; and (iv) Hardware & Home Improvement.

The operating segment profits do not include restructuring and related charges, acquisition and integration related charges, interest expense, interest income and income tax expense. Corporate expenses primarily include general and administrative expenses and global long-term incentive compensation plans which are evaluated on a consolidated basis and not allocated to our operating segments. All depreciation and amortization included in income from operations is related to operating segments or corporate expense. Costs are allocated to operating segments or corporate expense according to the function of each cost center.

All capital expenditures are related to operating segments. Variable allocations of assets are not made for segment reporting.

Financial information pertaining to our reportable segments is contained in Note 11, “Segment Information,” of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) is a metric used by management and frequently used by the financial community which provides insight into an organization’s operating trends and facilitates comparisons between peer companies, since interest, taxes, depreciation and amortization can differ greatly between organizations as a result of differing capital structures and tax strategies. Adjusted EBITDA can also be a useful measure of a company’s ability to service debt and is one of the measures used for determining our debt covenant compliance. Adjusted EBITDA excludes certain items that are unusual in nature or not comparable from period to period. While we believe that Adjusted EBITDA is useful supplemental information, such adjusted results are not intended to replace our Generally Accepted Accounting Principles’ (“GAAP”) financial results and should be read in conjunction with those GAAP results.

Below are reconciliations of GAAP Net income (loss), as adjusted, to Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) and to Adjusted EBITDA for each segment and for Consolidated SB Holdings for Fiscal 2013 and Fiscal 2012:

Fiscal 2013	Global Batteries & Appliances	Global Pet Supplies	Home and Garden Business	Hardware & Home Improvement	Corporate / Unallocated Items(a)	Consolidated Spectrum Brands
	(in millions)
Net income (loss), as adjusted(a)	$214	$77	$78	$75	$(491)	$(47)
Pre-acquisition earnings of HHI(b)	—	—	—	30	—	30
Income tax expense	—	—	—	—	27	27
Interest expense	—	—	—	—	370	370
Acquisition and integration related charges	6	2	—	7	33	48
Restructuring and related charges	15	11	1	6	1	34
HHI Business inventory fair value adjustment	—	—	—	31	—	31
Venezuela devaluation	2	—	—	—	—	2

Adjusted EBIT	$237	$90	$79	$149	$(60)	$495
Depreciation and amortization(c)	67	30	11	32	43	183

Adjusted EBITDA	$304	$120	$90	$181	$(17)	$678

Fiscal 2012	Global Batteries & Appliances	Global Pet Supplies	Home and Garden Business	Hardware & Home Improvement	Corporate / Unallocated Items(a)	Consolidated Spectrum Brands
	(in millions)
Net income (loss), as adjusted(a)	$221	$70	$71	$—	$(313)	$49
Pre-acquisition earnings of HHI(b)	—	—	—	183	—	183
Income tax expense	—	—	—	—	60	60
Interest expense	—	—	—	—	192	192
Acquisition and integration related charges	15	5	2	—	9	31
Restructuring and related charges	7	10	1	—	1	19

Adjusted EBIT	$243	$85	$74	$183	$(51)	$534
Depreciation and amortization(c)	64	28	13	—	29	134

Adjusted EBITDA	$307	$113	$87	$183	$(22)	$668

(a)	It is the Company’s policy to record Income tax expense and interest expense on a consolidated basis. Accordingly, such amounts are not reflected in the operating results of the operating segments and are presented within Corporate / Unallocated Items.

(b)	The Pre-acquisition earnings of HHI do not include the TLM Taiwan business as stand alone financial data is not available for the periods presented. The TLM Taiwan business is not deemed material to the Company’s operating results.
(c)	Included within depreciation and amortization is amortization of unearned restricted stock compensation.

Global Batteries & Appliances

	Fiscal Year
	2013	2012
Net sales to external customers	$2,204	$2,250
Segment profit	$238	$244
Segment profit as a % of net sales	10.8%	10.9%
Segment Adjusted EBITDA	$304	$307
Assets as of September 30	$2,361	$2,243

Segment net sales to external customers in Fiscal 2013 decreased $46 million to $2,204 million from $2,250 million during Fiscal 2012, a 2% decrease, driven by a $27 million decrease in small appliance sales, $14 million of negative foreign exchange impacts, a $9 million decrease in global consumer battery sales and a $1 million decrease in electric shaving and grooming sales. These declines were partially offset by an increase of $5 million in electric personal care sales. The decline in small appliance sales was predominately driven by North American sales declines of $45 million, partially offset by European sales gains of $17 million. The decrease in North American sales was driven by management initiatives to exit low margin products, driving an overall increase in profitability as a percentage of net sales for the product category. Gains in European small appliance sales were driven by increased market share in the United Kingdom, regional expansion in Eastern and Western Europe and successful new product lines. The declines in global consumer battery sales of $9 million resulted from the non-recurrence of promotions, inventory management at key vendors and the timing of holiday shipments, tempered by new customer listings and expansion into new channels. The slight decrease in electric shaving and grooming sales was due to an $11 million decrease in North American sales, tempered by a $10 million increase in European sales. The decline in North American shaving and grooming product sales was attributable to labor disruptions at U.S. ports of entry during the peak holiday period, coupled with decreased retail space available for the product category at a major customer and retailer inventory management. Gains in the electric shaving and grooming product category in Europe were driven by successful new product launches and promotions, market growth, increased distributions and customer gains. Electric personal care product sales increased $5 million in Fiscal 2013 compared to Fiscal 2012, due to an increase of $8 million in Europe driven by innovative new product launches coupled with distribution and customer gains, partially offset by a sales decline of $3 million in Latin America. Latin American sales declines were attributable to the non-recurrence of Fiscal 2012 promotions and lower sales to customers who export to Venezuela, partially offset by distribution gains in Brazil and Central America.

Segment profit in Fiscal 2013 decreased to $238 million from $244 million in Fiscal 2012, primarily attributable to unfavorable product mix and pricing pressures in the U.S, coupled with the decrease in sales discussed above. Segment profitability as a percentage of net sales decreased slightly to 10.8% in Fiscal 2013 versus 10.9% in Fiscal 2012, driven by unfavorable mix and pricing pressures in the U.S., which offset gains from the exit of low margin products in the small appliances category.

Segment Adjusted EBITDA in Fiscal 2013 decreased to $304 million from $307 million in Fiscal 2012. The decrease in segment Adjusted EBITDA was driven by the factors discussed above for the decline in segment profit.

Segment assets at September 30, 2013 increased to $2,361 million from $2,243 million at September 30, 2012. The increase is primarily due to the acquisition of Shaser. Goodwill and intangible assets, which are a direct result of the revaluation impacts of fresh-start reporting which occurred during the year ended September 30, 2009 (“Fiscal 2009”) and acquisitions, increased to $1,322 million at September 30, 2013 from $1,261 million at September 30, 2012, primarily due to the acquisition of Shaser.

Global Pet Supplies

	Fiscal Year
	2013	2012
Net sales to external customers	$622	$615
Segment profit	$91	$86
Segment profit as a % of net sales	14.6%	14.0%
Segment Adjusted EBITDA	$120	$113
Assets as of September 30	$949	$956

Segment net sales to external customers in Fiscal 2013 increased $7 million to $622 million compared to $615 million in Fiscal 2012 led by increased companion animal sales of $16 million, driven by growth in the Dingo and FURminator brands, expansion in Europe, new product launches and the full year impact of the FURminator acquisition. The increase in companion animal sales was tempered by a $4 million decline in aquatics sales, primarily due to decreased sales for aquatic nutrition and pond water care products in Europe due to a delayed spring season. Foreign currency exchange negatively impacted pet supply sales in Fiscal 2013 by $5 million.

Segment profit increased $5 million to $91 million in Fiscal 2013 compared to $86 million in Fiscal 2012. Segment profitability as a percentage of sales in Fiscal 2013 increased to 14.6%, compared to 14.0% in the same period last year. The increase in segment profit and profitability as a percentage of sales was driven by cost improvements and operating expense reductions, which offset increased cost of goods sold and unfavorable product mix in Fiscal 2013 versus Fiscal 2012.

Segment Adjusted EBITDA in Fiscal 2013 increased $7 million, to $120 million, from $113 million in Fiscal 2012. The increase in Adjusted EBITDA was driven by the factors discussed above for segment profit.

Segment assets at September 30, 2013 decreased slightly to $949 million from $956 million at September 30, 2012. Goodwill and intangible assets, which are substantially the result of the revaluation impacts of fresh-start reporting during Fiscal 2009 and acquisitions, decreased to $701 million at September 30, 2013 from $715 million at September 30, 2012 due to amortization of intangible assets, tempered by positive foreign exchange impacts.

Home and Garden Business

	Fiscal Year
	2013	2012
Net sales to external customers	$390	$387
Segment profit	$78	$74
Segment profit as a % of net sales	20.1%	19.0%
Segment Adjusted EBITDA	$90	$87
Assets as of September 30	$501	$508

Segment net sales to external customers increased $3 million, or 1%, during Fiscal 2013, to $390 million, compared to $387 million in Fiscal 2012, resulting from an increase in lawn and garden control sales driven by warm fall weather during Fiscal 2013 which extended the selling season, combined with reduced returns and more efficient trade spending. Household insect control sales were flat in Fiscal 2013 compared to Fiscal 2012.

Segment profitability in Fiscal 2013 increased $4 million, to $78 million, from $74 million in Fiscal 2012, driven by the increase in lawn and garden control sales and strong expense management. Segment profitability as a percentage of net sales in Fiscal 2013 improved to 20.1%, from 19.0% in Fiscal 2012, as a result of strong expense management.

Segment Adjusted EBITDA improved $3 million to $90 million in Fiscal 2013 compared to segment Adjusted EBITDA of $87 million in Fiscal 2012 driven by the increase in net sales coupled with cost and operating expense improvements.

Segment assets at September 30, 2013 decreased to $501 million from $508 million at September 30, 2012. Goodwill and intangible assets, which are substantially a result of the revaluation impacts of fresh-start reporting during Fiscal 2009 and acquisitions, decreased to $426 million at September 30, 2013, from $433 million at September 30, 2012, driven by amortization of intangible assets.

Hardware & Home Improvement

Fiscal Year
2013
Net sales to external customers	$870
Segment profit	$89
Segment profit as a % of net sales	10.2%
Segment Adjusted EBITDA	$181
Assets as of September 30	$1,736

Results of the HHI Business, reported as a separate business segment, Hardware & Home Improvement relate to operations subsequent to the acquisition date, December 17, 2012. The results of TLM Taiwan are reflected in the Hardware & Home Improvement segment subsequent to its acquisition on April 8, 2013.

Segment net sales to external customers were $870 million in Fiscal 2013. Proforma net sales for Fiscal 2013 and Fiscal 2012 as if the acquisition had occurred at the beginning of both periods were $1,062 million and $974 million, respectively. The Fiscal 2013 sales growth was driven by double-digit improvements in the HHI Business’ U.S. residential security and plumbing categories due to the housing market recovery.

Segment profit in Fiscal 2013 was $89 million. Segment profitability as a percentage of sales in Fiscal 2013 was 10.2%. Segment profitability was negatively impacted by a $31 million increase to cost of goods sold due to the sale of inventory which was revalued in connection with the acquisition.

Including pre-acquisition earnings of the HHI Business, segment Adjusted EBITDA was $181 million in Fiscal 2013.

Segment assets at September 30, 2013 were $1,736 million. Goodwill and intangible assets were $1,192 million at September 30, 2013.

See Note 15, “Acquisitions” to our Consolidated Financial Statements included elsewhere in this prospectus for additional information regarding the Hardware Acquisition.

Corporate Expense. Our corporate expense was $60 million in Fiscal 2013 compared to $52 million in Fiscal 2012. This increase is primarily attributable to a $18 million increase in stock based compensation expense, tempered by operating expense improvements. Corporate expense as a percentage of consolidated net sales for the Fiscal 2013 remained constant at 1.5% for the Fiscal 2012.

Acquisition and Integration Related Charges. Acquisition and integration related charges include, but are not limited to, transaction costs such as banking, legal and accounting professional fees directly related to acquisitions, termination and related costs for transitional and certain other employees, integration related professional fees and other post business combination related expenses associated with our acquisitions. See Note 2, “Significant Accounting Policies—Acquisition and Integration Related Charges,” of Notes to Consolidated Financial Statements included elsewhere in this prospectus for additional information regarding our Acquisition and integration charges.

Restructuring and Related Charges. See Note 14, “Restructuring and Related Charges,” to our Consolidated Financial Statements included elsewhere in this prospectus for information regarding our restructuring and related charges.

Interest Expense. Interest expense in Fiscal 2013 was $370 million compared to $192 million in Fiscal 2012. The increase in interest expense in Fiscal 2013 of $178 million is primarily due to costs and expenses related to the extinguishment of our 9.5% Notes and the financing of the acquisition of the HHI Business coupled with higher ongoing interest expense related to the debt issued in connection with that acquisition, partially offset by the non-recurrence of costs and expenses related to the extinguishment of our 12% Notes in Fiscal 2012. We incurred $122 million of costs related to the extinguishment of our 9.5% Notes including cash tender, consent and redemption premium costs totaling $111 million and non-cash costs for the write off of unamortized deferred financing fees less unamortized original issue premium totaling $11 million. We incurred $23 million in costs and expenses related to the acquisition financing for the HHI Business including cash costs of $24 million for bridge financing fees and transaction costs, along with non-cash costs of $5 million related to the write-off of debt issuance costs and original issue discount on the former term loan facility. In addition, we incurred $69 million of ongoing cash interest expense related to the debt incurred for the acquisition of the HHI Business. The higher expense incurred in Fiscal 2013 was partially offset by the non-recurrence of $25 million of cash and $2 million of non-cash costs incurred in connection with the extinguishment of our 12% Notes, savings related to the extinguishments of the 12% Notes and the 9.5% Notes coupled with other items netting to reduced interest of $9 million. See Note 6, “Debt,” of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Income Taxes. In Fiscal 2013, we recorded income tax expense of $27 million on a pretax loss from continuing operations of $20 million, and in Fiscal 2012, we recorded income tax expense of $60 million on pretax income from continuing operations of $113 million. Our effective tax rate on our loss from continuing operations was approximately (136)% for Fiscal 2013. Our effective tax rate on income from continuing operations was approximately 53% for Fiscal 2012. Our effective tax rates differ from the U.S. federal statutory rate of 35% principally due to: (i) losses in the U.S. and certain foreign jurisdictions for which no tax benefit can be recognized due to full valuation allowances that have been provided on our net operating loss carryforward tax benefits and other deferred tax assets; (ii) deferred income tax expense related to the change in book versus tax basis of indefinite lived intangibles, which are amortized for tax purposes but not for book purposes, and (iii) the reversal in Fiscal 2013 of U.S. valuation allowances of $50 million on deferred tax assets as a result of the acquisition of the HHI Business and the reversal in Fiscal 2012 of U.S. valuation allowances of $15 million on deferred tax assets as a result of the FURminator acquisition. Additionally, in Fiscal 2013, the consolidated pretax income was close to break even, resulting in a higher effective tax rate as this rate is calculated by dividing tax expense into pretax income (loss).

In light of our plans to voluntarily pay down our U.S. debt, fund distributions to shareholders, fund U.S. acquisitions, and our ongoing U.S. operational cash flow requirements, in Fiscal 2012 we began recording residual U.S. and foreign taxes on current foreign earnings, which we do not consider to be permanently reinvested, except for locations precluded by local legal restrictions from repatriating earnings. We evaluate annually the available earnings, permanent reinvestment classification, and availability and intent to use alternative mechanisms for repatriation for each jurisdiction in which we do business. As of September 30, 2013, we have provided residual taxes on approximately $46 million of earnings not yet taxed in the U.S. Due to the valuation allowance recorded against U.S. net deferred tax assets, including net operating loss carryforwards, we do not recognize any incremental U.S. tax expense on the expected future repatriation of these foreign earnings.

Should the U.S. valuation allowance be released at some future date, the U.S. tax on foreign earnings not considered to be permanently reinvested might have a material effect on our effective tax rate. For Fiscal 2013, we project approximately $3 million of additional tax expense from non-U.S. withholding and other taxes expected to be incurred on repatriation of current earnings.

As of September 30, 2013, we have U.S. federal and state net operating loss carryforwards of approximately $1,502 million and $1,538 million, respectively. These net operating loss carryforwards expire through years ending in 2033. We also have foreign loss carryforwards of approximately $111 million, which will expire beginning in 2014. Certain of the foreign net operating losses have indefinite carryforward periods. We have had multiple changes of ownership, as defined under Internal Revenue Code (“IRC”) Section 382, that subject our U.S. federal and state net operating losses and other tax attributes to certain limitations. The annual limitation on our use of these carryforwards is based on a number of factors including the value of our stock (as defined for tax purposes) on the date of the ownership change, our net unrealized built in gain position on that date, the occurrence of realized built in gains in years subsequent to the ownership change, and the effects of subsequent ownership changes (as defined for tax purposes), if any. In addition, separate return year limitations apply to limit our utilization of the acquired Russell Hobbs U.S. federal and state net operating losses to future income of the Russell Hobbs subgroup. Based on these factors, we estimate that $301 million of the total U.S. federal and $358 million of the state net operating loss would expire unused even if the Company generates sufficient income to otherwise use all its NOLs. In addition, we project that $103 million of the total foreign net operating loss carryforwards will expire unused. We have provided a full valuation allowance against these deferred tax assets as well.

The ultimate realization of our deferred tax assets depends on our ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. We establish valuation allowances for deferred tax assets when we estimate it is more likely than not that the tax assets will not be realized. We base these estimates on projections of future income, including tax planning strategies, in certain jurisdictions. Changes in industry conditions and other economic conditions may impact our ability to project future income. Accounting Standards Codification (“ASC”) Topic 740: “Income Taxes” (“ASC 740”) requires the establishment of a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In accordance with ASC 740, we periodically assess the likelihood that our deferred tax assets will be realized and determine if adjustments to the valuation allowance are required.

Our total valuation allowance for the tax benefit of deferred tax assets that may not be realized is approximately $449 million at September 30, 2013. Of this amount, approximately $416 million relates to U.S. net deferred tax assets and approximately $33 million relates to foreign net deferred tax assets. Our total valuation allowance was approximately $382 million at September 30, 2012. Of this amount, approximately $347 million related to U.S. net deferred tax assets and approximately $35 million related to foreign net deferred tax assets. As a result of the purchase of the HHI Business, we reversed $50 million of U.S. valuation allowance during Fiscal 2013. As a result of the purchase of FURminator, we released $15 million of U.S. valuation allowance during Fiscal 2012. These releases were attributable to the net deferred tax liabilities recorded on the opening balance sheets of the acquired companies in purchase accounting, which offset other U.S. net deferred tax assets.

ASC 740, which clarifies the accounting for uncertainty in tax positions, requires that we recognize in our financial statements the impact of a tax position if that position is more likely than not to be sustained on audit based on the technical merits of the position. As of September 30, 2013 and September 30, 2012, the total amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate in future periods was $14 million and $6 million, respectively. See Note 9, “Income Taxes,” of Notes to Consolidated Financial Statements included elsewhere in this prospectus for additional information.

Fiscal Year Ended September 30, 2012 Compared to Fiscal Year Ended September 30, 2011

Highlights of Consolidated Operating Results

Net Sales. Net sales for Fiscal 2012 increased to $3,252 million from $3,187 million in Fiscal 2011, a 2% increase. The following table details the principal components of the change in net sales from Fiscal 2011 to Fiscal 2012 (in millions):

Net Sales
Fiscal 2011 Net Sales	$3,187
Increase in pet supplies	45
Increase in home and garden control products	33
Increase in consumer batteries	31
Increase in electric shaving and grooming products	12
Increase in electric personal care products	9
Increase in small appliances	8
Foreign currency impact, net	(73)

Fiscal 2012 Net Sales	$3,252

Consolidated net sales by product line for Fiscal 2012 and Fiscal 2011 are as follows (in millions):

	Fiscal Year
	2012	2011
Product line net sales
Consumer batteries	$949	$954
Small appliances	772	778
Pet supplies	615	579
Home and garden control products	387	354
Electric shaving and grooming products	279	274
Electric personal care products	250	248

Total net sales to external customers	$3,252	$3,187

Global consumer battery sales during Fiscal 2012 decreased $5 million compared to Fiscal 2011. Excluding negative foreign exchange impacts of $36 million, global consumer battery sales increased $31 million, or 3%. The growth of global consumer battery sales on a constant currency basis was driven by new customer listings as well as increased shelf space at existing customers, coupled with price increases, primarily in Latin America, and geographic expansion.

Small appliances sales decreased $6 million during Fiscal 2012 compared to Fiscal 2011. Excluding negative foreign exchange impacts of $14 million, small appliances sales increased $8 million, or 1%. Latin American and European constant currency sales increases of $16 million and $12 million, respectively, were tempered by a $19 million decrease in North American sales. Latin American sales gains resulted from distribution gains with existing customers as well as price increases. European sales increases were attributable to market share gains in the United Kingdom and expansion of the Russell Hobbs brand throughout Europe. Decreased North American sales were a result of a concerted effort to eliminate certain low margin promotions.

Pet supply product sales during Fiscal 2012 increased $36 million, or 6%, compared to Fiscal 2011, led by increases in companion animal and aquatics sales of $34 million and $11 million, respectively, tempered by $8 million in negative foreign currency impacts. Gains in companion animal sales were due to the FURminator acquisition, distributional gains and growth in the Nature’s Miracle brand in the U.S. Aquatics sales gains resulted from increases in North American aquarium starter kits and pond related sales, including new distribution at major retailers, which were tempered by lower European aquatics sales.

Sales of home and garden control products during Fiscal 2012 versus Fiscal 2011 increased $33 million, or 9%, driven by increased household insect controls sales of $30 million resulting from the Black Flag acquisition and strong retail distribution gains with existing customers. Lawn and garden controls sales increased $3 million in Fiscal 2012 compared to Fiscal 2011 due to increased distribution with existing customers.

Electric shaving and grooming product sales during Fiscal 2012 increased $5 million, or 2%, compared to Fiscal 2011 led by a $14 million increase in European sales and a $4 million increase in Latin American sales. These gains were tempered by a $6 million decline in North American sales and negative foreign exchange impacts of $7 million. European sales gains were driven by successful promotions for new product launches, while the increase in Latin American sales was due to distribution and customer gains. North American declines resulted from the elimination of lower margin promotions as well as distribution declines.

Electric personal care product sales in Fiscal 2012 increased $2 million compared to Fiscal 2011 driven by gains in North America and Latin America of $11 million and $7 million, respectively, which were tempered by a $8 million decline in European sales and negative foreign exchange impacts of $8 million. The gains in North America and Latin America were attributable to the continued success in new product categories and distribution gains in Latin America, whereas the decrease in European sales was a result of declining women’s hair straightener sales due to a shift in fashion trends combined with decreased promotions in the fourth quarter of Fiscal 2012.

Gross Profit. Gross profit for Fiscal 2012 was $1,116 million versus $1,129 million during Fiscal 2011, representing a $13 million decrease. Our gross profit margin for Fiscal 2012 decreased to 34.3% from 35.4% in Fiscal 2011. The decrease in gross profit and gross profit margin was driven by $36 million of negative foreign exchange impacts, a $17 million increase in commodity prices and higher costs for sourced goods, primarily from Asia, a $12 million increase in costs due to changes in product mix and a $2 million increase in Restructuring and related charges. These factors contributing to the decline in gross profit were tempered by increased organic sales which contributed $31 million of gross profit and Fiscal 2012 acquisitions which contributed $23 million of gross profit.

Operating Expense. Operating expenses for Fiscal 2012 totaled $814 million versus $901 million during Fiscal 2011. The $87 million decrease in operating expenses for Fiscal 2012 versus Fiscal 2011 was driven by synergies recognized subsequent to the Merger of $25 million, decreased asset impairment charges of $32 million, decreased Acquisition and integration charges of $6 million, positive foreign exchange impacts of $20 million and savings from our cost reduction initiatives. See Note 2, “Significant Accounting Policies—Acquisition and Integration Related Charges,” of Notes to Consolidated Financial Statements included elsewhere in this prospectus for additional information regarding our Acquisition and integration charges.

Operating Income. Operating income was approximately $302 million in Fiscal 2012 compared to $228 million recognized in Fiscal 2011, representing an increase of $74 million. The increase is primarily attributable to the decreased operating expenses discussed above, which were slightly offset by the decline in gross profit as detailed above.

Adjusted EBITDA. Management believes that certain non-GAAP financial measures may be useful in certain instances to provide additional meaningful comparisons between current results and results in prior operating periods. Adjusted EBITDA is a metric used by management and frequently used by the financial community. Adjusted EBITDA provides insight into an organization’s operating trends and facilitates comparisons between peer companies, since interest, taxes, depreciation and amortization can differ greatly between organizations as a result of differing capital structures and tax strategies. Adjusted EBITDA can also be a useful measure of a company’s ability to service debt and is one of the measures used for determining our debt covenant compliance. Adjusted EBITDA excludes certain items that are unusual in nature or not comparable from period to period. While management believes that non-GAAP measurements are useful supplemental information, such adjusted results are not intended to replace our GAAP financial results.

Adjusted EBITDA was $485 million for Fiscal 2012 compared with $457 million for Fiscal 2011.

Segment Results. As discussed under “Business Overview” above we manage our business in three reportable segments: (i) Global Batteries & Appliances, (ii) Global Pet Supplies; and (iii) Home and Garden Business.

Operating segment profits do not include restructuring and related charges, acquisition and integration related charges, interest expense, interest income, impairment charges, reorganization items and income tax expense. Expenses associated with global operations, consisting of research and development, manufacturing management, global purchasing, quality operations and inbound supply chain are included in the determination of operating segment profits. Expenses associated with certain general and administrative functions have been excluded in the determination of reportable segment profits and are included in corporate expenses. These corporate expenses primarily include general and administrative expenses and the costs of global long-term incentive compensation plans which are evaluated on a consolidated basis and not allocated to our operating segments.

All depreciation and amortization included in income from operations is related to operating segments or corporate expense. Costs are allocated to operating segments or corporate expense according to the function of each cost center. All capital expenditures are related to operating segments. Variable allocations of assets are not made for segment reporting.

Global strategic initiatives and financial objectives for each reportable segment are determined at the corporate level. Each reportable segment is responsible for implementing defined strategic initiatives and achieving certain financial objectives and has a general manager responsible for the sales and marketing initiatives and financial results for product lines within that segment. Financial information pertaining to our reportable segments is contained in Note 11, “Segment Information,” of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Below are reconciliations of GAAP Net Income (Loss) from Continuing Operations to Adjusted EBIT and Adjusted EBITDA by segment and for Consolidated Spectrum Brands for Fiscal 2012 and Fiscal 2011:

	Fiscal 2012
	Global Batteries & Appliances	Global Pet Supplies	Home and Garden Business	Corporate / Unallocated Items(a)	Consolidated Spectrum Brands
	(in millions)
Net income (loss), as adjusted(a)	$221	$70	$71	$(313)	$49
Income tax expense	—	—	—	60	60
Interest expense	—	—	—	192	192
Acquisition and integration related charges	15	5	2	9	31
Restructuring and related charges	7	10	1	1	19

Adjusted EBIT	$243	$85	$74	$(51)	$351
Depreciation and amortization(d)	64	28	13	29	134

Adjusted EBITDA	$307	$113	$87	$(22)	$485

	Fiscal 2011
	Global Batteries & Appliances	Global Pet Supplies	Home and Garden Business	Corporate / Unallocated Items(a)	Consolidated Spectrum Brands
	(in millions)
Net income (loss), as adjusted(a)	$180	$50	$62	$(367)	$(75)
Income tax expense	—	—	—	92	92
Interest expense	—	—	—	184	184
Write-off unamortized discounts and financing fees(b)	—	—	—	24	24
Restructuring and related charges	6	17	2	4	29
Acquisition and integration related charges	31	—	—	6	37
Intangible asset impairment	23	8	1	—	32
Accelerated depreciation and amortization(c)	(1)	—	—	—	(1)

Adjusted EBIT	$239	$75	$65	$(57)	$322
Depreciation and amortization(d)	68	24	12	31	135

Adjusted EBITDA	$307	$99	$77	$(26)	$457

(a)	It is our policy to record income tax expense and interest expense on a consolidated basis. Accordingly, such amounts are not reflected in the operating results of the operating segments.
(b)	Adjustment reflects the write-off of unamortized deferred financing fees and discounts related to the refinancing of our Term loan facility.
(c)	Adjustment reflects restricted stock amortization and accelerated depreciation associated with certain restructuring initiatives. Inasmuch as this amount is included within Restructuring and related charges, this adjustment negates the impact of reflecting the add-back of depreciation and amortization.
(d)	Included within depreciation and amortization is amortization of unearned restricted stock compensation.

Global Batteries & Appliances

	2012	2011
	(in millions)
Net sales to external customers	$2,250	$2,254
Segment profit	$244	$239
Segment profit as a % of net sales	10.8%	10.6%
Segment Adjusted EBITDA	$307	$307
Assets as of September 30,	$2,243	$2,275

Segment net sales to external customers in Fiscal 2012 decreased $4 million to $2,250 million from $2,254 million during Fiscal 2011, driven by unfavorable foreign currency exchange translation which impacted Fiscal 2012 net sales by approximately $65 million. Excluding foreign exchange, segment sales increased by $61 million, led by increased consumer batteries sales of $31 million. The growth of global consumer battery sales on a constant currency basis was driven by new customer listings as well as increased shelf space at existing customers, coupled with price increases, primarily in Latin America, and geographic expansion. Excluding foreign exchange, electric shaving and grooming sales increased $12 million, driven by an increase of $14 million due to successful new product launches in Europe and $4 million of distribution gains with existing customers in Latin America, tempered by a $6 million decrease in North American sales. Electric personal care product sales increased $9 million, excluding foreign exchange impacts, led by North American and Latin American sales increases of $11 million and $7 million, respectively, resulting from successful new product introductions and distribution gains in Latin America. The gains in electric personal care product sales were tempered by an $8 million decrease in European sales driven by declining women’s hair straightener sales which is attributed to a change in fashion trends combined with decreased promotions in the fourth quarter of Fiscal

2012. Excluding foreign exchange impacts, small appliances sales increased $8 million. Geographically, small appliance sales increased $16 million in Latin America and $12 million in Europe, tempered by a $19 million decrease in North American small appliance sales. Latin American sales gains were attributable to price increases, distribution gains with existing customers and new customer gains, whereas European sales increases resulted from market share gains in the United Kingdom and expansion of the Russell Hobbs brand throughout Europe. The decline in North American small appliances sales resulted from a concerted effort to eliminate certain low margin promotions.

Segment profitability during Fiscal 2012 increased $5 million to $244 million from $239 million in Fiscal 2011. Segment profitability as a percentage of net sales increased slightly to 10.8% in Fiscal 2012 compared to 10.6% in Fiscal 2011. The increase is primarily attributable to favorable changes in product mix, and synergies recognized following the Merger, tempered by decreased sales and increased commodity prices.

Segment Adjusted EBITDA in Fiscal 2012 remained flat at $307 million, due to favorable changes in product mix which were offset by decreased sales and increased commodity costs.

Segment assets at September 30, 2012 decreased to $2,243 million from $2,275 million at September 30, 2011 primarily resulting from the amortization of intangible assets. Goodwill and intangible assets, which are directly a result of the revaluation impacts of fresh-start reporting and subsequent acquisitions, decreased to $1,261 million at September 30, 2012 from $1,295 million at September 30, 2011.

Global Pet Supplies

	2012	2011
	(in millions)
Net sales to external customers	$616	$579
Segment profit	$86	$75
Segment profit as a % of net sales	14.0%	13.0%
Segment Adjusted EBITDA	$113	$99
Assets as of September 30,	$956	$828

Segment sales to external customers in Fiscal 2012 increased to $615 million from $579 million in Fiscal 2011, representing an increase of $36 million or 6%, driven by increased companion animal sales and aquatics sales of $34 million and $11 million, respectively. Companion animal sales increases resulted from the FURminator acquisition in Fiscal 2012, which contributed $30 million in sales, and expansion of the Nature’s Miracle brand in the U.S. Strong North American aquarium starter kits and pond related sales drove the increase in aquatics sales, which was tempered by lower European aquatics sales. Foreign exchange negatively impacted Fiscal 2012 pet supplies sales by $8 million.

Segment profitability increased $11 million in Fiscal 2012 to $86 million from $75 million in Fiscal 2011. Segment profitability as a percentage of sales in Fiscal 2012 also increased to 14.0% from 13.0% during Fiscal 2011. The increase in segment profit is attributable to increased sales and North American pricing improvements in Fiscal 2012, partially offset by negative foreign exchange impacts and a slowing European economy. The higher segment profit as a percentage of sales is primarily a result of the acquisition of FURminator which contributes a higher margin compared to other products within the segment, coupled with savings from our restructuring initiatives. See “Restructuring and Related Charges” below, as well as Note 14, “Restructuring and Related Charges,” of Notes to Consolidated Financial Statements included elsewhere in this prospectus for additional information regarding our restructuring and related charges.

Segment Adjusted EBITDA in Fiscal 2012 increased $14 million, to $113 million, from $99 million in Fiscal 2011. The increase in Adjusted EBITDA is due to the factors driving increased segment profitability discussed above.

Segment assets as of September 30, 2012 increased to $956 million from $828 million at September 30, 2011. Goodwill and intangible assets, which are directly a result of the revaluation impacts of fresh-start reporting and subsequent acquisitions, increased to $715 million at September 30, 2012 from $595 million at September 30, 2011, driven by the goodwill and intangible assets added with the FURminator acquisition.

Home and Garden Business

	2012	2011
	(in millions)
Net sales to external customers	$387	$354
Segment profit	$74	$65
Segment profit as a % of net sales	19.1%	18.4%
Segment Adjusted EBITDA	$87	$77
Assets as of September 30,	$508	$476

Segment net sales to external customers increased $33 million, or 9%, during Fiscal 2012, to $387 million, compared to $354 million in Fiscal 2011. Household insect control sales increased $30 million in Fiscal 2012 resulting from the Black Flag acquisition, which contributed $24 million in additional sales, coupled with retail distribution gains. Lawn and garden controls sales increased $3 million in Fiscal 2012, compared to Fiscal 2011, driven by increased distribution with existing customers.

Segment profitability in Fiscal 2012 improved $9 million, to $74 million, from $65 million in Fiscal 2011, driven by increased sales in Fiscal 2012. Segment profitability as a percentage of sales increased to 19.1% in Fiscal 2012, from 18.4% in Fiscal 2011. This increase in segment profitability was due to the increased sales for the period, coupled with strong control over operating expenses which positively impacted segment profitability as a percentage of sales.

Segment Adjusted EBITDA was $87 million in Fiscal 2012, an increase of $10 million, compared to segment Adjusted EBITDA of $77 million in Fiscal 2011. The increase in segment Adjusted EBITDA is attributable to the same factors that led to the increase in segment profit discussed above.

Segment assets as of September 30, 2012 increased to $508 million from $476 million at September 30, 2011. Goodwill and intangible assets, which are directly a result of the revaluation impacts of fresh-start reporting and subsequent acquisitions, increased to $433 million at September 30, 2012 from $404 million at September 30, 2011, driven by the Black Flag acquisition.

Corporate Expense. Our corporate expense in Fiscal 2012 decreased to $47 million from $53 million in Fiscal 2011. This decrease is attributable to a $5 million decrease in stock based compensation expense during Fiscal 2012 compared to Fiscal 2011 coupled with savings from expense management. Corporate expense as a percentage of consolidated net sales for Fiscal 2012 was 1.5% compared to 1.7% during Fiscal 2011.

Acquisition and Integration Related Charges. Acquisition and integration related charges include, but are not limited to, transaction costs such as banking, legal and accounting professional fees directly related to acquisitions, termination and related costs for transitional and certain other employees, integration related professional fees and other post business combination related expenses associated with our acquisitions. See Note 2, “Significant Accounting Policies—Acquisition and Integration Related Charges” to our Consolidated Financial Statements included elsewhere in this prospectus for further detail regarding our Acquisition and integration related charges.

Restructuring and Related Charges. See Note 14, “Restructuring and Related Charges” to our Consolidated Financial Statements included elsewhere in this prospectus for information regarding our restructuring and related charges.

Goodwill and Intangibles Impairment. Accounting standards require companies to test goodwill and indefinite-lived intangible assets for impairment annually, or more often if an event or circumstance indicates that an impairment loss may have been incurred. In Fiscal 2012 and Fiscal 2011, we tested our goodwill and indefinite-lived intangible assets as required. As a result of this testing, no impairment was identified in Fiscal 2012 while we recorded a non-cash pretax impairment charge of $32 million in Fiscal 2011. The $32 million non-cash pretax impairment charge incurred in Fiscal 2011 reflects trade name intangible asset impairments of the following: $23 million related to the Global Batteries and Appliances segment; $8 million related to Global Pet Supplies; and $1 million related to the Home and Garden Business. See Note 2(j), “Significant Accounting Policies and Practices—Intangible Assets,” of Notes to Consolidated Financial Statements included elsewhere in this prospectus for further details on goodwill and intangibles impairment charges.

Interest Expense. Interest expense in Fiscal 2012 decreased to $192 million from $208 million in Fiscal 2011. The decrease in interest expense was primarily attributable to lower expense from the replacement of our 12% Notes with our 6.75% Notes in Fiscal 2012, reduced principal and lower effective interest rates related to our Term Loan and lower expenses for interest rate swaps and other fees and expenses. The cost savings were tempered by higher expense from increased principal primarily related to our 9.5% Notes, and expenses related to the refinancing of our 12% Notes and the amendment of our ABL Revolving Credit Facility. See Note 6, “Debt,” to our Consolidated Financial Statements included elsewhere in this prospectus for additional information regarding our outstanding debt.

Income Taxes. In Fiscal 2012, we recorded income tax expense of $60 million on pretax income from continuing operations of $113 million, and in Fiscal 2011, we recorded income tax expense of $92 million on a pretax loss from continuing operations of $18 million. Our effective tax rate on income from continuing operations was approximately 53% for Fiscal 2012. Our effective tax rate on our loss from continuing operations was approximately 522% for Fiscal 2011. There are four significant factors impacting our book income tax rate. First, we are profitable in the foreign jurisdictions in which we operate and therefore must provide foreign income taxes even while we have a book loss in the United States. Our book loss in the U.S. is the result of substantially all of our debt and restructuring costs being incurred in our U.S. entities. Second, since there is a valuation allowance against U.S. deferred tax assets, we are unable to record any financial statement benefit related to our U.S. domestic losses. This impact is further exacerbated by the tax amortization of certain domestic indefinite lived intangible assets. The deferred tax liabilities created by the tax amortization of these intangibles cannot be used to offset corresponding increases in net operating loss deferred tax assets in determining the Company’s domestic valuation allowance. This results in additional net domestic tax expense despite the U.S. domestic book losses. Third, in Fiscal 2012, we recognized a $14 million tax benefit from the release of a portion of our U.S. valuation allowance, as discussed below, in connection with the purchase of FURminator. Finally, in Fiscal 2011, our consolidated pretax income was close to break even, which created a high effective tax rate as this rate is calculated by dividing tax expense into pretax income (loss).

As of September 30, 2012, we have U.S. federal and state net operating loss carryforwards of approximately $1,304 million and $1,340 million, respectively. These net operating loss carryforwards expire through years ending in 2032. We also have foreign loss carryforwards of approximately $119 million, which will expire beginning in 2016. Certain of the foreign net operating losses have indefinite carryforward periods. We have had multiple changes of ownership, as defined under Internal Revenue Code (“IRC”) Section 382, that subject our U.S. federal and state net operating losses and other tax attributes to certain limitations. The annual limitation on our use of these carryforwards is based on a number of factors including the value of our stock (as defined for tax purposes) on the date of the ownership change, our net unrealized built in gain position on that date, the occurrence of realized built in gains in years subsequent to the ownership change, and the effects of subsequent ownership changes (as defined for tax purposes), if any. In addition, separate return year limitations apply to limit our utilization of the acquired Russell Hobbs U.S. federal and state net operating losses to future income of the Russell Hobbs subgroup. Based on these factors, we estimate that $301 million of the total U.S. federal and $385 million of the state net operating loss would expire unused even if the Company generates sufficient income to otherwise use all its NOLs. In addition, we project that $111 million of the total foreign net operating loss carryforwards will expire unused. We have provided a full valuation allowance against these deferred tax assets as well.

The ultimate realization of our deferred tax assets depends on our ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. We establish valuation allowances for deferred tax assets when we estimate it is more likely than not that the tax assets will not be realized. We base these estimates on projections of future income, including tax planning strategies, in certain jurisdictions. Changes in industry conditions and other economic conditions may impact our ability to project future income. Accounting Standards Codification (“ASC”) Topic 740: “Income Taxes” (“ASC 740”) requires the establishment of a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In accordance with ASC 740, we periodically assess the likelihood that our deferred tax assets will be realized and determine if adjustments to the valuation allowance are required.

Our total valuation allowance for the tax benefit of deferred tax assets that may not be realized is approximately $382 million at September 30, 2012. Of this amount, approximately $347 million relates to U.S. net deferred tax assets and approximately $35 million relates to foreign net deferred tax assets. Our total valuation allowance was approximately $374 million at September 30, 2011. Of this amount, approximately $339 million related to U.S. net deferred tax assets and approximately $35 million related to foreign net deferred tax assets. As a result of the purchase of FURminator, we were able to release $15 million of U.S. valuation allowance during Fiscal 2012. The release was attributable to $15 million of net deferred tax liabilities recorded on the FURminator opening balance sheet that offset other U.S. net deferred tax assets. During Fiscal 2011, we also determined that a valuation allowance is required against deferred tax assets related to net operating losses in Brazil and thus recorded a $26 million charge.

ASC 740, which clarifies the accounting for uncertainty in tax positions, requires that we recognize in our financial statements the impact of a tax position if that position is more likely than not to be sustained on audit based on the technical merits of the position. As of September 30, 2012 and September 30, 2011, the total amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate in future periods was $6 million and $9 million, respectively. See Note 9, “Income Taxes,” of Notes to Consolidated Financial Statements included elsewhere in this prospectus for additional information.

Liquidity and Capital Resources

Operating Activities. Cash provided by operating activities totaled $258 million during Fiscal 2012 compared to $253 million during Fiscal 2011. The $5 million increase in cash provided by operating activities was primarily due to:

•	Cash generated from higher adjusted EBITDA of $163 million, primarily due to the post-acquisition operating results of the HHI Business;

Offset by

•	A $100 million use of cash from working capital and other items driven by higher accounts receivable and changes in deferred income taxes, partially offset by an increase in accounts payable;

•	Higher cash payments for interest of $40 million, excluding payments related to the tender of our 9.5% Notes (See Note 6, “Debt,” of Notes to Consolidated Financial Statements included elsewhere in this prospectus);

•	Higher cash payments for income taxes of $11 million and;

•	Higher cash acquisition, integration and restructuring related costs of $7 million;

We expect to fund our cash requirements, including capital expenditures, interest and principal payments due in Fiscal 2014, through a combination of cash on hand, cash flow from operations and funds available for borrowings under our ABL Revolving Credit Facility. Going forward, our ability to satisfy financial and other covenants in our senior credit agreements and senior unsecured indenture and to make scheduled payments or prepayments on our debt and other financial obligations will depend on our future financial and operating performance. There can be no assurances that our business will generate sufficient cash flows from operations or that future borrowings under our ABL Revolving Credit Facility will be available in an amount sufficient to satisfy our debt maturities or to fund our other liquidity needs.

We are not treating Fiscal 2012 and future earnings as permanently reinvested. At September 30, 2013, there are no significant foreign cash balances available for repatriation. For Fiscal 2014, we expect to generate between $60 million and $90 million of foreign cash that will be repatriated for general corporate purposes.

See “Risk Factors,” for further discussion of the risks associated with our ability to service all of our existing indebtedness, our ability to maintain compliance with financial and other covenants related to our indebtedness and the impact of the current economic crisis.

Investing Activities. Net cash used by investing activities was $1,483 million for Fiscal 2013 compared to $231 million for Fiscal 2012. The $1,252 million increase in cash used by investing activities in Fiscal 2013 is driven by an increase in cash used for acquisitions of $1,217 million, which related to the $1,351 million purchase, net of cash acquired, of the HHI Business, and the $49 million purchase, net of cash acquired, of Shaser, versus the $139 million, net of cash acquired, purchase of FURminator and the $44 million acquisition of Black Flag in Fiscal 2012. The remaining $35 million increase in cash used by investing activities was due to an increase in capital expenditures from the addition of the HHI Business.

We expect to make investments in capital projects similar to historical levels, as well as incremental investments in high return cost reduction projects slightly above historical levels.

Financing Activities

Debt Financing

At September 30, 2013, we had the following debt instruments: (i) a senior secured term loan (the “Term Loan”) pursuant to a senior credit agreement (the “Senior Credit Agreement”); (ii) 6.75% unsecured notes (the “6.75% Notes”); (iii) 6.375% unsecured notes (the “6.375% Notes”); (iv) 6.625% unsecured notes (the “6.625% Notes”); and (v) a $400 million asset based lending revolving credit facility (the “ABL Facility,” and, together with the Term Loan, the “Senior Credit Facilities”).

At September 30, 2013, the aggregate amount of principal outstanding under our debt instruments was as follows: (i) $1,745 million under the Term Loan, with $850 million maturing September 4, 2017, $300 million maturing September 4, 2019 and $595 million maturing December 17, 2019; (ii) $520 million under the 6.375% Notes, maturing November 15, 2020; (ii) $570 million under the 6.625% Notes, maturing November 15, 2022; (iii) $300 million under the 6.75% Notes, maturing March 15, 2020; and (iv) $0 million under the ABL Revolving Credit Facility, expiring May 3, 2016.

At September 30, 2013, we were in compliance with all covenants under the Senior Credit Agreement, the indenture governing both the 6.375% Notes and the 6.625% Notes, the indenture governing the 6.75% Notes and the credit agreement governing the ABL Revolving Credit Facility (the “ABL Credit Agreement”).

From time to time we may repurchase our existing indebtedness, including outstanding securities of Spectrum Brands or its subsidiaries, in the open market or otherwise.

See Note 6, “Debt,” to our Consolidated Financial Statements included elsewhere in this prospectus for additional information regarding our outstanding debt.

Financing Activities. Net cash provided by financing activities was $1,263 million for Fiscal 2013 compared to net cash used of $5 million for Fiscal 2012.

The Fiscal 2013 cash proceeds consisted of the following: (i) proceeds related to the issuance $1,936 of Term Debt; (ii) proceeds related to issuance of $570 million of 6.625% Notes and $520 million of 6.375% Notes; (iii) a use of $1,061 million to extinguish $950 million of our 9.5% Notes, which included tender and call premium of $111 million; (iv) a use of $571 million to repay debt under the Senior Credit Facilities; (v) a use to pay $61 million of debt issuance costs; (vi) a use to pay $89 million of dividends; (vii) a use to pay share-based tax withholdings of employees for vested stock awards of $20 million; (viii) proceeds from a $28 million contribution from our parent; and (ix) $11 million proceeds from other financing activities. The primary use of the proceeds was to fund the acquisitions discussed within “Liquidity and Capital Resources—Investing Activities.”

The Fiscal 2012 cash use consisted of the following: (i) proceeds related to issuance of $300 million of 6.75% Notes; (ii) proceeds related to an addition issuance of $200 million of 9.5% Notes and a premium related to the issuance of $17 million; (iii) a use of $270 million to extinguish $231 million of our 9.5% Notes, which included tender and call premium of $39 million; (iv) a use of $155 million to repay debt under the Senior Credit Facilities; (v) a use to pay $11 million of debt issuance costs; (vi) a use to pay $51 million of dividends; (vii) a use to pay share-based tax withholdings of employees for vested stock awards of $4 million; (viii) a use of $31 million for treasury stock purchases; (ix) and a $5 million use from other financing activities.

Interest Payments and Fees

In addition to principal payments on our debt obligations mentioned above, we have annual interest payment obligations of approximately $155 million in the aggregate. This includes interest under our 6.375% Notes of approximately $33 million, interest under our 6.625% Notes of approximately $38 million and interest under our 6.75% Notes of approximately $20 million and, based on principal amounts currently outstanding under these facilities, and using market interest rates and foreign exchange rates in effect at September 30, 2013, this also includes interest under our Term Loans and ABL Facility of approximately $64 million. Interest on our debt is payable in cash. Interest on the 6.375% Notes, the 6.625% Notes and the 6.75% Notes is payable semi-annually in arrears and interest under the Term Loan and the ABL Facility is payable on various interest payment dates as provided in the Senior Credit Agreement and the ABL Credit Agreement. We are required to pay certain fees in connection with our outstanding debt obligations. Such fees include a quarterly commitment fee of up to 0.375% on the unused portion of the ABL Facility and certain additional fees with respect to the letter of credit sub-facility under the ABL Facility.

Equity Financing Activities

During Fiscal 2013, we granted approximately 678 thousand shares of restricted stock units to our employees and our directors. All vesting dates are subject to the recipient’s continued employment with us, except as otherwise permitted by our Board of Directors or in certain cases if the employee is terminated without cause. The total market value of the restricted shares on the date of grant was approximately $31 million, which represented unearned restricted stock compensation. Such unearned compensation is amortized to expense over the appropriate vesting period.

From time to time we may repurchase our outstanding shares of Common Stock in the open market or otherwise.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Contractual Obligations & Other Commercial Commitments

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2013 and the effect such obligations are expected to have on our liquidity and cash flow in future periods (in millions):

	Contractual Obligations
	Payments due by Fiscal Year
	2014	2015	2016	2017	2018	Thereafter	Total
Debt, excluding capital lease obligations	$99	$74	$73	$668	$9	$2,240	$3,163
Interest payments excluding capital lease obligations	160	155	153	151	127	317	1,063
Capital lease obligations(1)	8	9	8	7	6	71	109
Operating lease obligations	40	33	28	23	15	34	173
Employee benefit obligations(2)	9	9	10	10	11	63	112

Total Contractual Obligations(3)	$316	$280	$272	$859	$168	$2,725	$4,620

(1)	Capital lease payments due by fiscal year include executory costs and imputed interest not reflected in the Consolidated Statements of Financial Position included elsewhere in this prospectus.
(2)	Employee benefit obligations represent the sum of our estimated future minimum required funding for our qualified defined benefit plans based on actuarially determined estimates and projected future benefit payments from our unfunded postretirement plans. For additional information about our employee benefit obligations, see Note 10, “Employee Benefit Plans,” of Notes to Consolidated Financial Statements, included elsewhere in this prospectus.
(3)	At September 30, 2013, our consolidated balance sheet includes tax reserves for uncertain tax positions. However, it is not possible to predict or estimate the timing of payments for these obligations. The Company cannot predict the ultimate outcome of income tax audits currently in progress for certain of our companies; however, it is reasonably possible that during the next 12 months, some portion of our unrecognized tax benefits could be recognized.

Other Commercial Commitments

The following table summarizes our other commercial commitments as of September 30, 2013, consisting entirely of standby letters of credit that back the performance of certain of our entities under various credit facilities, insurance policies and lease arrangements (in millions):

	Other Commercial Commitments
	Amount of Commitment Expiration by Fiscal Year
	2014	2015	2016	2017	2018	Thereafter	Total

Letters of credit	$32	$5	$—	$—	$—	$—	$37

Total Other Commercial Commitments	$32	$5	$—	$—	$—	$—	$37

Critical Accounting Policies

Our Consolidated Financial Statements included elsewhere in this prospectus have been prepared in accordance with U.S. GAAP and fairly present our financial position and results of operations. We believe the following accounting policies are critical to an understanding of our financial statements. The application of these policies requires management’s judgment and estimates in areas that are inherently uncertain.

Valuation of Assets and Asset Impairment

We evaluate certain long-lived assets to be held and used, such as property, plant and equipment and definite-lived intangible assets for impairment based on the expected future cash flows or earnings projections associated with such assets. Impairment reviews are conducted at the judgment of management when it believes that a change in circumstances in the business or external factors warrants a review. Circumstances such as the discontinuation of a product or product line, a sudden or consistent decline in the sales forecast for a product, changes in technology or in the way an asset is being used, a history of operating or cash flow losses or an adverse change in legal factors or in the business climate, among others, may trigger an impairment review. An asset’s value is deemed impaired if the discounted cash flows or earnings projections generated do not support the carrying value of the asset. The estimation of such amounts requires management’s judgment with respect to revenue and expense growth rates, changes in working capital and selection of an appropriate discount rate, as applicable. The use of different assumptions would increase or decrease discounted future operating cash flows or earnings projections and could, therefore, change impairment determinations.

ASC 350 requires companies to test goodwill and indefinite-lived intangible assets for impairment annually, or more often if an event or circumstance indicates that an impairment loss may have been incurred. In Fiscal 2013, Fiscal 2012 and Fiscal 2011, we tested our goodwill and indefinite-lived intangible assets as required. As a result of this testing, we recorded no impairment charges in Fiscal 2013 and Fiscal 2012, and non-cash pretax impairment charges of approximately $32 million in Fiscal 2011. The $32 million impairment charge incurred in Fiscal 2011 reflects an impairment of trade name intangible assets consisting of the following: (i) $23 million related to Global Batteries and Appliances; (ii) $8 million related to Global Pet Supplies; and (iii) $1 million related to the Home and Garden Business.

We used a discounted estimated future cash flows methodology, third party valuations and negotiated sales prices to determine the fair value of our reporting units (goodwill). Fair value of indefinite-lived intangible assets, which represent trade names, was determined using a relief from royalty methodology. Assumptions critical to our fair value estimates were: (i) the present value factors used in determining the fair value of the reporting units and trade names or third party indicated fair values for assets expected to be disposed; (ii) royalty rates used in our trade name valuations; (iii) projected average revenue growth rates used in the reporting unit and trade name models; and (iv) projected long-term growth rates used in the derivation of terminal year values. We also tested the aggregate estimated fair value of our reporting units for reasonableness by comparison to our total market capitalization, which includes both our equity and debt securities. These and other assumptions are impacted by economic conditions and expectations of management and will change in the future based on period specific facts and circumstances.

The fair values of our Global Batteries & Appliances, Hardware & Home Improvement, Global Pet Supplies and Home and Garden Business reporting units, which are also our segments, exceeded their carry values by 74%, 17%, 83% and 80%, respectively, as of the date of our latest annual impairment testing.

See Note 2(i), “Significant Accounting Policies and Practices—Property, Plant and Equipment,” Note 2(j), “Significant Accounting Policies and Practices—Intangible Assets”; Note 4, “Property, Plant and Equipment”; and Note 5, “Goodwill and Intangible Assets,” of Notes to Consolidated Financial Statements included elsewhere in this prospectus for more information about these assets.

Revenue Recognition and Concentration of Credit Risk

We recognize revenue from product sales generally upon delivery to the customer or the shipping point in situations where the customer picks up the product or where delivery terms so stipulate. This represents the point at which title and all risks and rewards of ownership of the product are passed, provided that: there are no uncertainties regarding customer acceptance; there is persuasive evidence that an arrangement exists; the price to the buyer is fixed or determinable; and collectibility is deemed reasonably assured. We are generally not obligated to allow for, and our general policy is not to accept, product returns for battery sales. We do accept returns in specific instances related to our hardware and home improvement electric shaving and grooming, electric personal care, home and garden, small appliances and pet supply products. The provision for customer returns is based on historical sales and returns and other relevant information. We estimate and accrue the cost of returns, which are treated as a reduction of net sales.

We enter into various promotional arrangements, primarily with retail customers, including arrangements entitling such retailers to cash rebates from us based on the level of their purchases, which require us to estimate and accrue the costs of the promotional programs. These costs are generally treated as a reduction of net sales.

We also enter into promotional arrangements that target the ultimate consumer. Such arrangements are treated as either a reduction in net sales or an increase in cost of sales, based on the type of promotional program. The income statement presentation of our promotional arrangements complies with ASC Topic 605: “Revenue Recognition.” Cash consideration, or an equivalent thereto, given to a customer is generally classified as a reduction of net sales. If we provide a customer anything other than cash, the cost of the consideration is classified as an expense and included in cost of sales.

For all types of promotional arrangements and programs, we monitor our commitments and use statistical measures and past experience to determine the amounts to be recorded for the estimate of the earned, but unpaid, promotional costs. The terms of our customer-related promotional arrangements and programs are tailored to each customer and are generally documented through written contracts, correspondence or other communications with the individual customers.

We also enter into various arrangements, primarily with retail customers, which require us to make an upfront cash, or “slotting” payment, to secure the right to distribute through such customer. We capitalize slotting payments, provided the payments are supported by a time or volume based arrangement with the retailer, and amortize the associated payment over the appropriate time or volume based term of the arrangement. The amortization of slotting payments is treated as a reduction in net sales and a corresponding asset is reported in Deferred charges and other in our Consolidated Statements of Financial Position included elsewhere in this prospectus.

Our trade receivables subject us to credit risk which is evaluated based on changing economic, political and specific customer conditions. We assess these risks and make provisions for collectibility based on our best estimate of the risks presented and information available at the date of the financial statements. The use of different assumptions may change our estimate of collectibility. We extend credit to our customers based upon an evaluation of the customer’s financial condition and credit history and generally do not require collateral. Our credit terms generally range between 30 and 90 days from invoice date, depending upon the evaluation of the customer’s financial condition and history. We monitor our customers’ credit and financial condition in order to assess whether the economic conditions have changed and adjust our credit policies with respect to any individual customer as we determine appropriate. These adjustments may include, but are not limited to, restricting shipments to customers, reducing credit limits, shortening credit terms, requiring cash payments in advance of shipment or securing credit insurance.

See Note 2(c), “Significant Accounting Policies and Practices—Revenue Recognition”; Note 2(d), “Significant Accounting Policies and Practices—Use of Estimates” and Note 2(f), “Significant Accounting Policies and Practices—Concentrations of Credit Risk and Major Customers and Employees”; of Notes to Consolidated Financial Statements included elsewhere in this prospectus for more information about our revenue recognition and credit policies.

Pensions

Our accounting for pension benefits is primarily based on a discount rate, expected and actual return on plan assets and other assumptions made by management, and is impacted by outside factors such as equity and fixed income market performance. Our pension liability is principally the estimated present value of future benefits, net of plan assets. In calculating the estimated present value of future benefits, net of plan assets, we used discount rates of 1.8% to 13.0% in Fiscal 2013 and of 4.0% to 13.5% in Fiscal 2012. In adjusting the discount rates from Fiscal 2012 to Fiscal 2013, we considered the change in the general market interest rates of debt and solicited the advice of our actuary. We believe the discount rates used are reflective of the rates at which the pension benefits could be effectively settled.

Pension expense is principally the sum of interest and service cost of the plan, less the expected return on plan assets and the amortization of the difference between our assumptions and actual experience. The expected return on plan assets is calculated by applying an assumed rate of return to the fair value of plan assets. We used expected returns on plan assets of 3.6% to 7.8% in Fiscal 2013 and 4.0% to 7.8% in Fiscal 2012. Based on the advice of our independent actuary, we believe the expected rates of return are reflective of the long-term average rate of earnings expected on the funds invested. If such expected returns were overstated, it would ultimately increase future pension expense and required funding contributions. Similarly, an understatement of the expected return would ultimately decrease future pension expense and required funding contributions. If plan assets decline due to poor performance by the markets and/or interest rates decline resulting in a lower discount rate, our pension liability will increase, ultimately increasing future pension expense and required funding contributions.

See Note 10, “Employee Benefit Plans,” of Notes to Consolidated Financial Statements included elsewhere in this prospectus for a more complete discussion of our employee benefit plans.

Restructuring and Related Charges

Restructuring charges are recognized and measured according to the provisions of ASC Topic 420: “Exit or Disposal Cost Obligations,” (“ASC 420”). Under ASC 420, restructuring charges include, but are not limited to, termination and related costs consisting primarily of severance costs and retention bonuses, and contract termination costs consisting primarily of lease termination costs. Related charges, as defined by us, include, but are not limited to, other costs directly associated with exit and integration activities, including impairment of property and other assets, departmental costs of full-time incremental integration employees, and any other items related to the exit or integration activities. Costs for such activities are estimated by us after evaluating detailed analyses of the cost to be incurred. We present restructuring and related charges on a combined basis.

Liabilities from restructuring and related charges are recorded for estimated costs of facility closures, significant organizational adjustments and measures undertaken by management to exit certain activities. Costs for such activities are estimated by management after evaluating detailed analyses of the costs to be incurred. Such liabilities could include amounts for items such as severance costs and related benefits (including settlements of pension plans), impairment of property and equipment and other current or long term assets, lease termination payments and any other items directly related to the exit activities. While the actions are carried out as expeditiously as possible, restructuring and related charges are estimates. Changes in estimates resulting in an increase to or a reversal of a previously recorded liability may be required as management executes a restructuring plan.

We report restructuring and related charges associated with manufacturing and related initiatives in cost of goods sold. Restructuring and related charges reflected in cost of goods sold include, but are not limited to, termination and related costs associated with manufacturing employees, asset impairments relating to manufacturing initiatives and other costs directly related to the restructuring initiatives implemented.

We report restructuring and related charges associated with administrative functions in operating expenses, such as initiatives impacting sales, marketing, distribution or other non-manufacturing related functions. Restructuring and related charges reflected in operating expenses include, but are not limited to, termination and related costs, any asset impairments relating to the administrative functions and other costs directly related to the initiatives implemented.

See Note 14, “Restructuring and Related Charges,” of Notes to Consolidated Financial Statements included elsewhere in this prospectus for a more complete discussion of our restructuring initiatives and related costs.

Acquisition and Integration Related Charges

The costs of plans to (i) exit an activity of an acquired company, (ii) involuntarily terminate employees of an acquired company or (iii) relocate employees of an acquired company are measured and recorded in accordance with the provisions of the ASC 805. Under ASC 805, if certain conditions are met, such costs are recognized as a liability assumed as of the consummation date of the purchase business combination and included in the allocation of the acquisition cost. Costs related to terminated activities or employees of the acquired company that do not meet the conditions prescribed in ASC 805 are treated as acquisition and integration related charges and expensed as incurred.

See Note 2(w), “Significant Accounting Policies and Practices - Acquisition and Integration Related Charges” of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Accounting for Acquisitions

Accounting for acquisitions requires us to recognize and measure identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquired entity. Our accounting for acquisitions involves significant judgments and estimates, including the fair value of certain forms of consideration, the fair value of acquired intangible assets, which involve projections of future revenues, cash flows and terminal value, which are then either discounted at an estimated discount rate or measured at an estimated royalty rate, and the fair value of other acquired assets and assumed liabilities, including potential contingencies, and the useful lives of the assets. The projections are developed using internal forecasts, available industry and market data and estimates of long-term rates of growth for our business. The impact of prior or future acquisitions on our financial position or results of operations may be materially impacted by the change in or initial selection of assumptions and estimates.

See Note 15, “Acquisitions” of Notes to Consolidated Financial Statements included elsewhere in this prospectus for further discussion of ASC 805 purchase accounting valuation assumptions.

Deferred Income Tax Asset and Other Tax Reserves

We assess our deferred tax asset and record a valuation allowance, when necessary, to reduce our deferred tax asset to the amount that is more likely than not to be realized. We have considered future taxable income, taxable temporary differences and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period we made that determination.

We establish reserves when, despite our belief that our tax returns are fully supportable, we believe that certain positions may be challenged and ultimately modified. We adjust the reserves in light of changing facts and circumstances. Our effective tax rate includes the impact of income tax related reserve positions and changes to income tax reserves that we consider appropriate. A number of years may elapse before a particular matter for which we have established a reserve is finally resolved. Unfavorable settlement of any particular issue may require the use of cash or a reduction in our net operating loss carryforwards. Favorable resolution would be recognized as a reduction to the effective rate in the year of resolution. Tax reserves are presented on the balance sheet in other liabilities.

See Note 9, “Income Taxes” of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Loss Contingencies

Loss contingencies are recorded as liabilities when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The outcome of existing litigation, the impact of environmental matters and pending or potential examinations by various taxing authorities are examples of situations evaluated as loss contingencies. Estimating the probability and magnitude of losses is often dependent upon management’s judgment of potential actions by third parties and regulators. It is possible that changes in estimates or an increased probability of an unfavorable outcome could materially affect our business, financial condition or results of operations.

See further discussion in “Business—Legal Proceedings” and Note 12, “Commitments and Contingencies,” of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Other Significant Accounting Policies

Other significant accounting policies, primarily those with lower levels of uncertainty than those discussed above, are also critical to understanding the Consolidated Financial Statements included elsewhere in this prospectus. The Notes to the Consolidated Financial Statements included elsewhere in this prospectus contain additional information related to our accounting policies, including recent accounting pronouncements, and should be read in conjunction with this discussion.

Quantitative and Qualitative Disclosures about Market Risk

Market Risk Factors

We have market risk exposure from changes in interest rates, foreign currency exchange rates and commodity prices. We, when appropriate, use derivative financial instruments to mitigate the risk from such exposures.

A discussion of our accounting policies for derivative financial instruments is included in Note 7, “Derivative Financial Instruments,” to our Consolidated Financial Statements included elsewhere in this prospectus.

Interest Rate Risk

A substantial portion of our debt bears interest at variable rates. If market interest rates increase, the interest rate on our variable rate debt will increase and will create higher debt service requirements, which would adversely affect our cash flow and could adversely impact our results of operations. We also have bank lines of credit at variable interest rates. The general level of U.S. and Canadian interest rates, LIBOR, CDOR and Euro LIBOR affect interest expense. We periodically use interest rate swaps to manage such risk. The net amounts to be paid or received under interest rate swap agreements are accrued as interest rates change, and are recognized over the life of the swap agreements as an adjustment to interest expense from the underlying debt to which the swap is designated. The related amounts payable to, or receivable from, the contract counter-parties are included in accrued liabilities or accounts receivable. At September 30, 2013, there were no outstanding interest rate derivative instruments.

Foreign Exchange Risk

We are subject to risk from sales and loans to and from our subsidiaries as well as sales to, purchases from and bank lines of credit with third-party customers, suppliers and creditors denominated in foreign currencies. Foreign currency sales and purchases are made primarily in Euro, Pounds Sterling, Mexican Pesos, Canadian Dollars, Australian Dollars and Brazilian Reals. We manage our foreign exchange exposure from anticipated sales, accounts receivable, intercompany loans, firm purchase commitments, accounts payable and credit obligations through the use of naturally occurring offsetting positions (borrowing in local currency), forward foreign exchange contracts, foreign exchange rate swaps and foreign exchange options. The related amounts payable to, or receivable from, the contract counter-parties are included in accounts payable or accounts receivable.

Commodity Price Risk

We are exposed to fluctuations in market prices for purchases of zinc and brass used in our manufacturing processes. We use commodity swaps and calls to manage such risk. The maturity of, and the quantities covered by, the contracts are closely correlated to our anticipated purchases of the commodity. The cost of calls is amortized over the life of the contracts and recorded in cost of goods sold, along with the effects of the swap and call contracts. The related amounts payable to, or receivable from, the counter-parties are included in accounts payable or accounts receivable.

Sensitivity Analysis

The analysis below is hypothetical and should not be considered a projection of future risks. Earnings projections are before tax.

At September 30, 2013, assuming a 1% unfavorable shift in interest rates of our variable rate Term Loan, there would be no financial impact as the underlying interest rates are currently greater than 1 percent below the floor of our variable rate Term Loan. At September 30, 2013, there were no outstanding interest rate derivative instruments.

At September 30, 2013, the potential change in fair value of outstanding foreign exchange derivative instruments, assuming a 10% unfavorable change in the underlying exchange rates, would be a loss of $35 million. The net impact on reported earnings, after also including the effect of the change in the underlying foreign currency-denominated exposures, would be a net gain of $17 million.

At September 30, 2013, the potential change in fair value of outstanding commodity price derivative instruments, assuming a 10% unfavorable change in the underlying commodity prices, would be a loss of $2 million. The net impact on reported earnings, after also including the reduction in cost of one year’s purchases of the related commodities due to the same change in commodity prices, would be a gain of $1 million.

BUSINESS

General

On December 17, 2012, we acquired the HHI Business from Stanley Black & Decker, which includes (i) the equity interests of certain subsidiaries of Stanley Black & Decker engaged in the business and (ii) certain assets of Stanley Black & Decker used or held for use in connection with the business. On April 8, 2013, we completed the Hardware Acquisition by acquiring certain assets of TLM Taiwan, which is involved in the production of residential locksets. For information pertaining to the Hardware Acquisition, see Note 15, “Acquisitions” of Notes to Consolidated Financial Statements, included elsewhere in this prospectus.

We manufacture and market alkaline, zinc carbon and hearing aid batteries, herbicides, insecticides and repellants and specialty pet supplies. We design and market rechargeable batteries, battery-powered lighting products, electric shavers and accessories, grooming products and hair care appliances. We also design, market and distribute a broad range of branded small household appliances and personal care products. Our manufacturing and product development facilities are located in the United States (“U.S.”), Europe, Latin America and Asia. Substantially all of our rechargeable batteries, chargers and portable lighting products, shaving and grooming products, small household appliances and personal care products are manufactured by third-party suppliers, primarily located in Asia.

With the addition of the HHI Business, we design, manufacture, market, distribute and sell certain hardware, home improvement and plumbing products, and are a leading U.S. provider of residential locksets and builders’ hardware and a leading provider of faucets. The HHI Business has a broad portfolio of recognized brands names, including Kwikset, Weiser, Baldwin, National Hardware, Stanley, FANAL and Pfister, as well as patented technologies such as Smartkey, a rekeyable lockset technology, and Smart Code Home Connect. HHI Business customers include retailers, non-retailers and homebuilders. The HHI Business has sales offices, manufacturing facilities and distribution centers in the U.S., Canada, Mexico and Asia.

We sell our products in approximately 140 countries through a variety of trade channels, including retailers, wholesalers and distributors, hearing aid professionals, industrial distributors and original equipment manufacturers (“OEMs”) and enjoy strong name recognition in our markets under the Rayovac, VARTA and Remington brands, each of which has been in existence for more than 80 years, and under the Tetra, 8-in-1, Dingo, Nature’s Miracle, Spectracide, Cutter, Hot Shot, Black & Decker, George Foreman, Russell Hobbs, Farberware, Black Flag, FURminator, the previously mentioned HHI Business brands and various other brands.

Our diversified global branded consumer products have positions in seven major product categories: consumer batteries; small appliances; pet supplies; electric shaving and grooming; electric personal care; home and garden controls; and hardware and home improvement, which consists of the recently acquired HHI Business. Our chief operating decision-maker manages the businesses in four vertically integrated, product-focused reporting segments: (i) Global Batteries & Appliances, which consists of our worldwide battery, electric shaving and grooming, electric personal care, and small appliances primarily in the kitchen and home product categories; (ii) Global Pet Supplies, which consists of our worldwide pet supplies business; (iii) Home and Garden Business, which consists of our home and garden and insect control business; and (iv) Hardware & Home Improvement, which consists of the recently acquired HHI Business. Management reviews our performance based on these segments. For information pertaining to our business segments, see Note 11, “Segment Information” of Notes to Consolidated Financial Statements, included elsewhere in this prospectus for further information on our operating segments.

Global and geographic strategic initiatives and financial objectives are determined at the corporate level. Each business segment is responsible for implementing defined strategic initiatives and achieving certain financial objectives and has a general manager responsible for sales and marketing initiatives and the financial results for all product lines within that business segment.

Our operating performance is influenced by a number of factors including: general economic conditions; foreign exchange fluctuations; trends in consumer markets; consumer confidence and preferences; our overall product line mix, including pricing and gross margin, which vary by product line and geographic market; pricing of certain raw materials and commodities; energy and fuel prices; and our general competitive position, especially as impacted by our competitors’ advertising and promotional activities and pricing strategies.

Our Products

We compete in seven major product categories: consumer batteries; small appliances; pet supplies; electric shaving and grooming; electric personal care; home and garden controls; and hardware and home improvement. Our broad line of products include:

•	consumer batteries, including alkaline and zinc carbon batteries, rechargeable batteries and chargers, hearing aid batteries, other specialty batteries and portable lighting products;

•	small appliances, including small kitchen appliances and home product appliances;

•	pet supplies, including aquatic equipment and supplies, dog and cat treats, small animal foods, clean up and training aids, health and grooming products and bedding;

•	electric shaving and grooming devices;

•	electric personal care and styling devices;

•	home and garden control products, including household insect controls, insect repellents and herbicides; and

•	hardware and home improvement products, including residential locksets, builders hardware and plumbing products.

Net sales of each product category sold, as a percentage of net sales of our consolidated operations, is set forth below.

	Percentage of Total Company Net Sales for the Fiscal Year Ended September 30,
	2013	2012	2011
Consumer batteries	23%	29%	30%
Hardware and home improvement products	21%	—%	—%
Small appliances	18%	24%	24%
Pet supplies	15%	19%	18%
Home and garden control products	10%	12%	11%
Electric shaving and grooming products	7%	8%	9%
Electric personal care products	6%	8%	8%

	100%	100%	100%

Consumer Batteries

We market and sell a full line of alkaline batteries (AA, AAA, C, D and 9-volt sizes) to both retail and industrial customers. Our alkaline batteries are marketed and sold primarily under the Rayovac and VARTA brands. We also manufacture alkaline batteries for third parties who sell the batteries under their own private labels. Our zinc carbon batteries are also marketed and sold primarily under the Rayovac and VARTA brands and are designed for low and medium drain battery powered devices.

We believe that we are currently the largest worldwide marketer and distributor of hearing aid batteries. We sell our hearing aid batteries through retail trade channels and directly to professional audiologists under several brand names and private labels, including Beltone, Miracle Ear and Starkey.

We also sell Nickel Metal Hydride (NiMH) rechargeable batteries and a variety of battery chargers under the Rayovac and VARTA brands.

Our other specialty battery products include camera batteries, lithium batteries, silver oxide batteries, keyless entry batteries and coin cells for use in watches, cameras, calculators, communications equipment, medical instruments and on the go charges.

We also offer a broad line of battery-powered, portable lighting products, including flashlights and lanterns for both retail and industrial markets. We sell our portable lighting products under the Rayovac and VARTA brand names, under other proprietary brand names and pursuant to licensing arrangements with third parties.

Hardware and Home Improvement Products

In the hardware and home improvement product category we market and sell a broad range of residential locksets and door hardware, including knobs, levers, deadbolts, handlesets and electronics. We offer our security hardware under three main brands, Kwikset, Weiser and Baldwin. On a global basis we are one of the largest producers of tubular residential locksets. Kwikset includes opening to mid-price point residential door hardware sold primarily in the U.S. retail and wholesale channels. Products are offered under the three brands Safe Lock, Kwikset and Kwikset Signature Series. Weiser offers opening to mid-price point residential door hardware sold primarily in the Canadian retail and wholesale channels. Baldwin offers high price point luxury hardware sold globally through the showroom and lumber yard channels.

As a demonstration of our design and engineering team’s ability to innovate, our patented SmartKey technology enables consumers to easily rekey their locks without hiring a locksmith. SmartKey continues to win market share across all channels of distribution and provides opportunities for further growth. Market share gains stemming from our SmartKey products further augment our overall market share in the residential lockset space. Also in security, we are capitalizing on the emerging trend in home automation and have developed further innovation in electronics where we utilize open-platform electronics to build scalable partnerships with technology and access control industry leaders.

We also offer other hardware products that include hinges, security hardware, screen and storm door products, garage door hardware, window hardware and floor protection under the Stanley and National Hardware brand names throughout the U.S. and Canada. Although the product line is largely harmonized between the brands, the dual branding approach has been utilized to protect legacy business with key customers and avoid channel conflict.

Furthermore, we provide kitchen, bath and shower faucets as well as other plumbing products through our Pfister brand. Pfister is recognized for bringing showroom styles to the mass market at affordable prices and offers a lifetime warranty on all of its products. We have combined robust customer collaboration with consumer driven research to drive innovative products that are well-received by the market. With its affordable, quick-to-market and custom designed solutions, Pfister has an established capability to effectively service hospitality and international markets. Pfister seeks to differentiate itself from competition through its breadth of styles and finishes designed to meet consumer, plumber, and builder needs.

Pet Supplies

In the pet supplies product category we market and sell a variety of leading branded pet supplies for fish, dogs, cats, birds and other small domestic animals. We have a broad line of consumer and commercial aquatics products, including integrated aquarium kits, stand-alone tanks and stands, filtration systems, heaters, pumps, and other equipment, fish food and water treatment products. Our largest aquatics brands are Tetra, Marineland, Whisper, Jungle and Instant Ocean. We also sell a variety of specialty pet products, including dog and cat treats, small animal food and treats, clean up and training aid products, health and grooming aids, bedding products, and consumable accessories including privacy tents, litter carpets, crystal litter cartridges, charcoal filters, corn-based litter and replaceable waste receptacles. Our largest specialty pet brands include FURminator, 8-in-1, Dingo, Nature’s Miracle, Wild Harvest and Littermaid.

Home and Garden Control Products

In the home, lawn and garden products category, we currently sell and market a variety of leading insect and weed control products, including household insecticides, insect repellents, and lawn insect and weed control solutions. We offer a broad array of household pest control solutions such as spider and scorpion killers; roach and ant killers; flying insect killers; insect foggers; wasp and hornet killers; bedbug, flea and tick control products; and roach and ant baits. We also offer powerful rodent traps and rodenticides with discreet designs that are easy to refill and reuse. Our largest brands in the household insect control and rodenticide category are Hot Shot and Black Flag.

Our business segment also manufactures and markets a complete line of insect repellent products that provide protection from various outdoor nuisance pests, especially mosquitoes. These products include both personal repellents available in a variety of formulas (such as aerosols, lotions, pump sprays and wipes) to match consumers’ dynamic needs, as well as area repellents (such as yard sprays, citronella candles and patio lanterns) that let consumers enjoy the outdoors without bothersome pests. Our brands in the insect repellents category are Cutter and Repel.

In addition to providing indoor pest solutions, our line of outdoor insect and weed control solutions allows consumers to conquer bugs and weeds, and tackle their biggest lawn and landscaping projects themselves. From selective and non-selective herbicides to pest-specific solutions, our outdoor products are available in easy-to-use formulations (such as aerosols, granules, ready-to-use or hose-end ready-to-sprays) designed to fulfill a variety of consumer needs. Our outdoor insecticide and herbicide brands include Spectracide and Garden Safe.

We have positioned ourselves as the value alternative for consumers who want products that deliver powerful performance at an exceptional value.

Electric Shaving and Grooming Products

We market and sell a broad line of electric shaving and grooming products under the Remington brand name, including men’s rotary and foil shavers, beard and mustache trimmers, body, nose and ear trimmers, women’s shavers, haircut kits and intense pulsed light hair removal systems.

Small Appliances

We market and sell a broad range of products in the branded small household appliances category under the George Foreman, Black & Decker, Russell Hobbs, Farberware, Juiceman, Breadman and Toastmaster brands, including grills, bread makers, sandwich makers, kettles, toaster ovens, toasters, blenders, juicers, can openers, coffee grinders, coffeemakers, electric knives, deep fryers, food choppers, food processors, hand mixers, rice cookers and steamers. We also market small home product appliances, including hand-held irons, vacuum cleaners, air purifiers, clothes shavers and heaters, primarily under the Black & Decker and Russell Hobbs brands.

Electric Personal Care Products

Our electric personal care products, marketed and sold under the Remington, Russell Hobbs, Carmen and Andrew Collinge brand names, include hand-held dryers, curling irons, straightening irons, brush irons, hair setters, facial brushes, skin appliances, electric toothbrushes and hair accessories.

Sales and Distribution

We sell our products through a variety of trade channels, including retailers, wholesalers and distributors, hearing aid professionals, industrial distributors and OEMs. Our sales generally are made through the use of individual purchase orders, consistent with industry practice. Retail sales of the consumer products we market have been increasingly consolidated into a small number of regional and national mass merchandisers. This trend towards consolidation is occurring on a worldwide basis. As a result of this consolidation, a significant percentage of our sales are attributable to a very limited group of retailer customers, including Wal-Mart, The Home Depot, Lowe’s, Carrefour, Target, PetSmart, Canadian Tire, PetCo and Gigante. Our sales to Wal-Mart represented approximately 18% of our consolidated net sales for the fiscal year ended September 30, 2013. No other customer accounted for more than 10% of our consolidated net sales in the fiscal year ended September 30, 2013.

Segment information as to revenues, profit and total assets as well as information concerning our revenues and long-lived assets by geographic location for the last three fiscal years is set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 11, “Segment Information,” in Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Sales and distribution practices in each of our reportable segments are as set forth below.

Global Batteries & Appliances

We manage our Global Batteries & Appliances sales force by geographic region and product group. Our sales team is divided into three major geographic territories, North America, Latin America and Europe and the rest of the world (“Europe/ROW”). Within each major geographic territory, we have additional subdivisions designed to meet our customers’ needs.

We manage our sales force in North America by distribution channel. We maintain separate sales groups to service (i) our retail sales and distribution channel, (ii) our hearing aid professionals channel and (iii) our industrial distributors and OEM sales and distribution channel. In addition, we utilize a network of independent brokers to service participants in selected distribution channels.

We manage our sales force in Latin America by distribution channel and geographic territory. We sell primarily to large retailers, wholesalers, distributors, food and drug chains and retail outlets. In countries where we do not maintain a sales force, we sell to distributors who market our products through all channels in the market.

The sales force serving our customers in Europe/ROW is supplemented by an international network of distributors to promote the sale of our products. Our sales operations throughout Europe/ROW are organized by geographic territory and the following sales channels: (i) food/retail, which includes mass merchandisers, discounters and drug and food stores; (ii) specialty trade, which includes clubs, consumer electronics stores, department stores, photography stores and wholesalers/distributors; and (iii) industrial, government, hearing aid professionals and OEMs.

Global Pet Supplies

Our Global Pet Supplies sales force is aligned by customer, geographic region and product group. We sell pet supply products to mass merchandisers, grocery and drug chains, pet superstores, independent pet stores and other retailers.

Home and Garden Business

The sales force of the Home and Garden Business is geographically aligned with our key customers. We sell primarily to home improvement centers, mass merchandisers, dollar stores, hardware stores, home and garden distributors, and food and drug retailers in the U.S.

Hardware & Home Improvement

The sales force of the Hardware & Home Improvement is aligned by customer and geographic region. We sell primarily to large retailers, non-retail distributors, home improvement centers, hardware stores, home builders and other retailers.

Manufacturing, Raw Materials and Suppliers

The principal raw materials used in manufacturing our products—zinc, electrolytic manganese dioxide, brass and steel—are sourced either on a global or regional basis. The prices of these raw materials are susceptible to price fluctuations due to supply and demand trends, energy costs, transportation costs, government regulations and tariffs, changes in currency exchange rates, price controls, general economic conditions and other unforeseen circumstances. We have regularly engaged in forward purchase and hedging derivative transactions in an attempt to effectively manage the raw material costs we expect to incur over the next 12 to 24 months.

Substantially all of our rechargeable batteries and chargers, portable lighting products, hair care and other personal care products and our electric shaving and grooming products and small appliances are manufactured by third party suppliers that are primarily located in the Asia/Pacific region. We maintain ownership of most of the tooling and molds used by our suppliers.

We continually evaluate our manufacturing facilities’ capacity and related utilization. As a result of such analyses, we have closed a number of manufacturing facilities during the past five years. In general, we believe our existing facilities are adequate for our present and foreseeable needs.

Research and Development

Our research and development strategy is focused on new product development and performance enhancements of our existing products. We plan to continue to use our strong brand names, established customer relationships and significant research and development efforts to introduce innovative products that offer enhanced value to consumers through new designs and improved functionality.

In our fiscal years ended September 30, 2013, 2012 and 2011, we invested $43.3 million, $33.1 million and $32.9 million, respectively, in product research and development.

Patents and Trademarks

We own or license from third parties a significant number of patents and patent applications throughout the world relating to products we sell and manufacturing equipment we use. We hold a license that expires in March 2022 for certain alkaline battery designs, technology and manufacturing equipment from Matsushita, to whom we pay a royalty.

We also use and maintain a number of trademarks in our business, including RAYOVAC, REMINGTON, VARTA, TETRA, 8IN1, DINGO, NATURE’S MIRACLE, WILD HARVEST, MARINELAND, FURMINATOR, SPECTRACIDE, CUTTER, HOT SHOT, GARDEN SAFE, REPEL, GEORGE FOREMAN, RUSSELL HOBBS, BLACK & DECKER, KWIKSET, WEISER, BALDWIN, NATIONAL HARDWARE, FANAL AND PFISTER. We seek trademark protection in the U.S. and in foreign countries by all available means, including registration.

As a result of the October 2002 sale by VARTA AG of substantially all of its consumer battery business to us and VARTA AG’s subsequent sale of its automotive battery business to Johnson Controls, Inc. (“Johnson Controls”), we acquired rights to the VARTA trademark in the consumer battery category and Johnson Controls acquired rights to the trademark in the automotive battery category. VARTA AG continues to have rights to use the trademark with travel guides and industrial batteries and VARTA Microbattery GmbH has the right to use the trade mark with micro batteries. We are party to a Trademark and Domain Names Protection and Delimitation Agreement that governs ownership and usage rights and obligations of the parties relative to the VARTA trademark.

As a result of the common origins of the Remington Products, L.L.C. (“Remington Products”) business we acquired in September 2003 and the Remington Arms Company, Inc. (“Remington Arms”), the REMINGTON trademark is owned by us and by Remington Arms each with respect to its principal products as well as associated products. Accordingly, we own the rights to use the REMINGTON trademark for electric shavers, shaver accessories, grooming products and personal care products, while Remington Arms owns the rights to use the trademark for firearms, sporting goods and products for industrial use, including industrial hand tools. In addition, the terms of a 1986 agreement between Remington Products and Remington Arms provides for the shared rights to use the REMINGTON trademark on products which are not considered “principal products of interest” for either company. We retain the REMINGTON trademark for nearly all products which we believe can benefit from the use of the brand name in our distribution channels.

We license the Black & Decker brand in North America, Latin America (excluding Brazil) and the Caribbean for four core categories of household appliances: beverage products, food preparation products, garment care products and cooking products. Russell Hobbs has licensed the Black & Decker brand since 1998 for use in marketing various household small appliances. In July 2011, Russell Hobbs and The Black & Decker Corporation (“BDC”) extended the trademark license agreement for a fourth time through December 2015. Under the agreement as extended, Russell Hobbs agreed to pay BDC royalties based on a percentage of sales, with minimum annual royalty payments of $15.0 million from calendar year 2011 through calendar year 2015. The agreement also requires us to comply with maximum annual return rates for products.

If BDC does not agree to renew the license agreement, we have 18 months to transition out of the brand name. No minimum royalty payments will be due during such transition period. BDC has agreed not to compete in the four core product categories for a period of five years after the end of the transition period following termination of the license agreement. Upon request, BDC may elect to extend the license to use the Black & Decker brand to certain additional product categories. BDC has approved several extensions of the license to additional categories and geographies.

Through the Hardware Acquisition, we own the patented SmartKey technology, which enables customers to easily rekey their locks without hiring a locksmith.

On November 8, 2012, we acquired a 56% interest in Shaser Biosciences, Inc. Through this acquisition we acquired patented technology that is used in our i-Light product line.

Competition

In our retail markets, we compete for limited shelf space and consumer acceptance. Factors influencing product sales include brand name recognition, perceived quality, price, performance, product packaging, design innovation, and consumer confidence and preferences as well as creative marketing, promotion and distribution strategies.

The battery product category is highly competitive. Most consumer batteries manufactured throughout the world are sold by one of four global companies: Spectrum Brands (manufacturer/seller of Rayovac and VARTA brands); Energizer (manufacturer/seller of the Energizer brand); Procter & Gamble (manufacturer/seller of the

Duracell brand); and Matsushita (manufacturer/seller of the Panasonic brand). We also face competition from the private label brands of major retailers, particularly in Europe. The offering of private-label batteries by retailers may create pricing pressure in the consumer battery market. Typically, private-label brands are not supported by advertising or promotion, and retailers sell these private label offerings at prices below competing name-brands. The main barriers to entry for new competitors are investment in technology research, cost of building manufacturing capacity and the expense of building retail distribution channels and consumer brands.

In the U.S. alkaline battery category, the Rayovac brand is positioned as a value brand, which is typically defined as a product that offers comparable performance at a lower price. In Europe, the VARTA brand is competitively priced with other premium brands. In Latin America, where zinc carbon batteries outsell alkaline batteries, the Rayovac brand is competitively priced. Our primary competitors in the portable lighting product category are Energizer and Mag Instrument, Inc.

Competition within the hardware and home improvement industry varies based on location and product segment. The main source of competition for residential locksets includes other third party manufacturers such as Schlage, a division of Ingersoll-Rand, and private label import brands such as Defiant and Gatehouse. Major competitors for hardware include The Hillman Group, Hampton Hardware, Crown Bolt and private label competitors. In plumbing, Pfister’s major U.S. competitors are Masco, Fortune Brands, Kohler, and American Standard, as well as Glacier Bay and AquaSource, The Home Depot and Lowe’s private label brands, respectively.

The pet supplies product category is highly fragmented with over 500 manufacturers in the U.S. alone, consisting primarily of small companies with limited product lines. Our largest competitors in this product category are Mars, Hartz and Central Garden & Pet. Both Hartz and Central Garden & Pet sell a comprehensive line of pet supplies and compete with a majority of the products we offer. Mars sells primarily aquatics products.

Products we sell in the home and garden product category face competition from The Scotts Miracle-Gro Company (“Scotts Company”), which markets lawn and garden products under the Scotts, Ortho, Roundup, Miracle-Gro, and Tomcat brand names; Central Garden & Pet, which markets garden products under the AMDRO and Sevin brand names; and Bayer A.G., which markets home and garden products under the Bayer Advanced brand name.

Products we sell in the household insect control product category face competition from S.C. Johnson & Son, Inc. (“S.C. Johnson”), which markets insecticide and repellent products under the Raid and OFF! brands; Scotts Company, which markets household insect control products under the Ortho brand; and Henkel KGaA, which markets insect control products under the Combat brand.

Our primary competitors in the electric shaving and grooming product category are Norelco, a division of Koninklijke Philips Electronics NV (“Philips”), which sells and markets rotary shavers, and Braun, a division of Procter & Gamble, which sells and markets foil shavers. Through our Remington brand, we sell both foil and rotary shavers.

Primary competitive brands in the small appliance category include Hamilton Beach, Proctor Silex, Sunbeam, Mr. Coffee, Oster, General Electric, Rowenta, DeLonghi, Kitchen Aid, Cuisinart, Krups, Braun, Rival, Europro, Kenwood, Philips, Morphy Richards, Breville and Tefal. The key competitors of Russell Hobbs in this market in the U.S. and Canada include Jarden Corporation, DeLonghi America, Euro-Pro Operating LLC, Metro Thebe, Inc., d/b/a HWI Breville, NACCO Industries, Inc. (Hamilton Beach) and SEB S.A. In addition, Russell Hobbs competes with retailers who use their own private label brands for household appliances (for example, Wal-Mart).

Our major competitors in the electric personal care product category are Conair Corporation, Wahl Clipper Corporation and Helen of Troy.

Some of our major competitors have greater resources and greater overall market share than we do. They have committed significant resources to protect their market shares or to capture market share from us and may continue to do so in the future. In some key product lines, our competitors may have lower production costs and higher profit margins than we do, which may enable them to compete more aggressively in advertising and in offering retail discounts and other promotional incentives to retailers, distributors, wholesalers and, ultimately, consumers.

Seasonality

On a consolidated basis our financial results are approximately equally weighted between quarters, however, sales of certain product categories tend to be seasonal. Sales in the consumer battery, electric shaving and grooming and electric personal care product categories, particularly in North America, tend to be concentrated in the December holiday season (Spectrum’s first fiscal quarter). Demand for hardware and home improvement products increases during the spring and summer construction period (Spectrum’s third and fourth fiscal quarters). Demand for pet supplies products remains fairly constant throughout the year. Demand for home and garden control products sold though the Home and Garden Business typically peaks during the first six months of the calendar year (Spectrum’s second and third fiscal quarters). Small Appliances peaks from July through December primarily due to the increased demand by customers in the late summer for “back-to-school” sales and in the fall for the holiday season. For a more detailed discussion of the seasonality of our product sales, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Seasonal Product Sales.”

Governmental Regulations and Environmental Matters

Due to the nature of our operations, our facilities are subject to a broad range of federal, state, local and foreign legal and regulatory provisions relating to the environment, including those regulating the discharge of materials into the environment, the handling and disposal of solid and hazardous substances and wastes and the remediation of contamination associated with the releases of hazardous substances at our facilities. We believe that compliance with the federal, state, local and foreign laws and regulations to which we are subject will not have a material effect upon our capital expenditures, financial condition, earnings or competitive position.

From time to time, we have been required to address the effect of historic activities on the environmental condition of our properties. We have not conducted invasive testing at all facilities to identify all potential environmental liability risks. Given the age of our facilities and the nature of our operations, it is possible that material liabilities may arise in the future in connection with our current or former facilities. If previously unknown contamination of property underlying or in the vicinity of our manufacturing facilities is discovered, we could incur material unforeseen expenses, which could have a material adverse effect on our financial condition, capital expenditures, earnings and competitive position. Although we are currently engaged in investigative or remedial projects at some of our facilities, we do not expect that such projects, taking into account established accruals, will cause us to incur expenditures that are material to our business, financial condition or results of operations; however, it is possible that our future liability could be material.

We have been, and in the future may be, subject to proceedings related to our disposal of industrial and hazardous material at off-site disposal locations or similar disposals made by other parties for which we are held responsible as a result of our relationships with such other parties. In the U.S., these proceedings are under the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) or similar state laws that hold persons who “arranged for” the disposal or treatment of such substances strictly liable for costs incurred in responding to the release or threatened release of hazardous substances from such sites, regardless of fault or the lawfulness of the original disposal. Liability under CERCLA is typically joint and several, meaning that a liable party may be responsible for all costs incurred in investigating and remediating contamination at a site. As a practical matter, liability at CERCLA sites is shared by all of the viable responsible parties. We occasionally are identified by federal or state governmental agencies as being a potentially responsible party for response actions contemplated at an off-site facility. At the existing sites where we have been notified of our status as a potentially responsible party, it is either premature to determine whether our potential liability, if any, will be material or we do not believe that our liability, if any, will be material. We may be named as a potentially responsible party under CERCLA or similar state laws for other sites not currently known to us, and the costs and liabilities associated with these sites may be material.

It is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for environmental matters, particularly remediation, and future capital expenditures for environmental control equipment. Nevertheless, based upon the information currently available, we believe that our ultimate liability arising from such environmental matters, taking into account established accruals of $5.1 million for estimated liabilities at September 30, 2013 should not be material to our business or financial condition.

Electronic and electrical products that we sell in Europe, particularly products sold under the Remington brand name, VARTA battery chargers, certain portable lighting and all of our batteries, are subject to regulation in EU markets under three key EU directives. The first directive is the Restriction of the Use of Hazardous Substances in Electrical and Electronic Equipment (“RoHS”) which took effect in EU member states beginning July 1, 2006. RoHS prohibits companies from selling products which contain certain specified hazardous materials in EU member states. We believe that compliance with RoHS will not have a material effect on our capital expenditures, financial condition, earnings or competitive position. The second directive is entitled the Waste of Electrical and Electronic Equipment (“WEEE”). WEEE makes producers or importers of particular classes of electrical goods financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. WEEE assigns levels of responsibility to companies doing business in EU markets based on their relative market share. WEEE calls on each EU member state to enact enabling legislation to implement the directive. To comply with WEEE requirements, we have partnered with other companies to create a comprehensive collection, treatment, disposal and recycling program. As EU member states pass enabling legislation we currently expect our compliance system to be sufficient to meet such requirements. Our current estimated costs associated with compliance with WEEE are not significant based on our current market share. However, we continue to evaluate the impact of the WEEE legislation as EU member states implement guidance and as our market share changes and, as a result, actual costs to our company could differ from our current estimates and may be material to our business, financial condition or results of operations. The third directive is the Directive on Batteries and Accumulators and Waste Batteries, which was adopted in September 2006 and went into effect in September 2008 (the “Battery Directive”). The Battery Directive bans heavy metals in batteries by establishing maximum quantities of those heavy metals in batteries and mandates waste management of batteries, including collection, recycling and disposal systems. The Battery Directive places the costs of such waste management systems on producers and importers of batteries. The Battery Directive calls on each EU member state to enact enabling legislation to implement the directive. We currently believe that compliance with the Battery Directive will not have a material effect on our capital expenditures, financial condition, earnings or competitive position. However, until such time as the EU member states adopt enabling legislation, a full evaluation of these costs cannot be completed. We will continue to evaluate the impact of the Battery Directive and its enabling legislation as EU member states implement guidance.

Certain of our products and facilities in each of our business segments are regulated by the EPA and the FDA or other federal consumer protection and product safety agencies and are subject to the regulations such agencies enforce, as well as by similar state, foreign and multinational agencies and regulations. For example, in the U.S., all products containing pesticides must be registered with the EPA and, in many cases, similar state and foreign agencies before they can be manufactured or sold. Our inability to obtain or the cancellation of any registration could have an adverse effect on our business, financial condition and results of operations. The severity of the effect would depend on which products were involved, whether another product could be substituted and whether our competitors were similarly affected. We attempt to anticipate regulatory developments and maintain registrations of, and access to, substitute chemicals and other ingredients. We may not always be able to avoid or minimize these risks.

The FQPA established a standard for food-use pesticides, which is that a reasonable certainty of no harm will result from the cumulative effect of pesticide exposures. Under the FQPA, the EPA is evaluating the cumulative effects from dietary and non-dietary exposures to pesticides. The pesticides in certain of our products continue to be evaluated by the EPA as part of this program. It is possible that the EPA or a third party active ingredient registrant may decide that a pesticide we use in our products will be limited or made unavailable to us. We cannot predict the outcome or the severity of the effect of the EPA’s continuing evaluations of active ingredients used in our products.

Certain of our products and packaging materials are subject to regulations administered by the FDA. Among other things, the FDA enforces statutory prohibitions against misbranded and adulterated products, establishes ingredients and manufacturing procedures for certain products, establishes standards of identity for certain products, determines the safety of products and establishes labeling standards and requirements. In addition, various states regulate these products by enforcing federal and state standards of identity for selected products, grading products, inspecting production facilities and imposing their own labeling requirements.

Employees

We had approximately 13,500 full-time employees worldwide as of September 30, 2013. Approximately 16% of our total labor force is covered by collective bargaining agreements. There are 4 collective bargaining agreements that will expire during our fiscal year ending September 30, 2014, which cover approximately 57% of the labor force under collective bargaining agreements, or approximately 9% of our total labor force. We believe that our overall relationship with our employees is good.

Properties

The following table lists our principal owned or leased manufacturing, packaging, and distribution facilities at September 30, 2013:

Facility	Function
Global Batteries & Appliances
Fennimore, Wisconsin(1)	Alkaline Battery Manufacturing
Portage, Wisconsin(1)	Zinc Air Button Cell and Lithium Coin Cell Battery, Foil Shaver Component Manufacturing
Deforest, Wisconsin(2)	Distribution/Returns Center
Dischingen, Germany(2)	Alkaline Battery Manufacturing
Washington, UK(2)	Zinc Air Button Cell Battery Manufacturing & Distribution
Guatemala City, Guatemala(1)	Zinc Carbon Battery Manufacturing
Jaboatao, Brazil(1)	Zinc Carbon Battery Manufacturing
Dixon, Illinois(2)	Battery & Lighting Device Packaging & Distribution
Ellwangen-Neunheim, Germany(2)	Battery & Lighting Device, Electric Shaver & Personal Care Product Distribution
Redlands, California(2)	Warehouse, Electric Shaver & Personal Care Product Distribution
Manchester, England(1)	Warehouse and Sales and administrative office
Wolverhampton, England(1)	Warehouse
Wolverhampton, England(2)	Warehouse

Facility	Function

Hardware & Home Improvement
Brockville, Canada(2)	Hardware & Home Improvement Distribution
Charlotte, North Carolina(2)	Hardware & Home Improvement Distribution
Cobourg, Canada(1)	Hardware & Home Improvement Distribution
Denison, Texas(1)	Hardware & Home Improvement Manufacturing
Fort Mill, South Carolina(2)	Hardware & Home Improvement Manufacturing
Mexicali, Mexico(2)	Hardware & Home Improvement Manufacturing
Mira Loma, California(2)	Hardware & Home Improvement Distribution
Monterrey, Mexico(1)	Hardware & Home Improvement Manufacturing, Sales and Distribution
Nogales, Mexico(1)	Hardware & Home Improvement Manufacturing
Reading, Pennsylvania(2)	Hardware & Home Improvement Manufacturing
Shenzhen, China	Hardware & Home Improvement Distribution and administrative office
Subic Bay, Philippines(1)	Hardware & Home Improvement Manufacturing
Xiamen, China(2)	Hardware & Home Improvement Manufacturing
Xiaolan, China(1)	Hardware & Home Improvement Manufacturing

Global Pet Supplies
Noblesville, Indiana(1)	Pet Supply Manufacturing & Distribution
Bridgeton, Missouri(2)	Pet Supply Manufacturing
Blacksburg, Virginia(1)	Pet Supply Manufacturing
Melle, Germany(1)	Pet Supply Manufacturing
Melle, Germany(2)	Pet Supply Distribution
Edwardsville, Illinois(2)	Pet Supply Distribution
Phnom Penh, Cambodia(2)	Pet Supply Manufacturing
Roanoke, Virginia(2)	Pet Supply Distribution

Home and Garden Business
Vinita Park, Missouri(2)	Household & Controls and Contract Manufacturing
Earth City, Missouri(2)	Household & Controls Manufacturing

(1)	Facility is owned.
(2)	Facility is leased.

We also own, operate or contract with third parties to operate distribution centers, sales offices and administrative offices throughout the world in support of our business. We lease our administrative headquarters and primary research and development facility located in Middleton, Wisconsin and the Hardware & Home Improvement administrative headquarters in Lake Forest, California.

We believe that our existing facilities are suitable and adequate for our present purposes and that the productive capacity in such facilities is substantially being utilized or we have plans to utilize it.

Legal Proceedings

Litigation

We are a defendant in various other matters of litigation generally arising out of the ordinary course of business.

We do not believe that any other matters or proceedings presently pending will have a material adverse effect on our results of operations, financial condition, liquidity or cash flows.

Environmental

We have provided for the estimated costs associated with environmental remediation activities at some of our current and former manufacturing sites. We believe that any additional liability that may result from the resolution of these matters in excess of the amounts provided of approximately $5.1 million, will not have a material adverse effect on our financial condition, results of operations or cash flows.

We are subject to various federal, state and local environmental laws and regulations. We believe we are in substantial compliance with all such environmental laws that are applicable to our operations. See also the discussion captioned “—Governmental Regulations and Environmental Matters.”

MANAGEMENT

Executive Officers and Directors

The Board of Directors of Spectrum consists of Nathan Fagre and John Beattie. Mr. Fagre has served as one of our directors since April 2012. Mr. Fagre has also served as our Vice President, Secretary and General Counsel since January 2011. Mr. Beattie, age 60, has served as one of our directors since April 2012. Mr. Beattie has also served as our Vice President and Treasurer since May 2004. Neither Mr. Fagre nor Mr. Beattie is independent. Unless otherwise indicated in this Management section or the context requires otherwise, the “Company” refers to SB Holdings.

In addition to the directors named above, Spectrum’s named executive officers as of December 2, 2013 consisted of the following persons:

Name	Age	Position
David R. Lumley	59	Chief Executive Officer
Nathan E. Fagre	58	Senior Vice President, General Counsel and Secretary
Anthony L. Genito	57	Executive Vice President and Chief Financial Officer
Andreas Rouve	52	President, International

David Lumley has served as our Chief Executive Officer, President, Global Batteries and President, Home & Garden since June 2010. Mr. Lumley has served as Spectrum’s Chief Executive Officer and President since April 2010, and previously served as Co-Chief Operating Officer from January 2007 to April 2010. Mr. Lumley was appointed Spectrum’s President, Global Batteries and Personal Care in January 2007, and in October 2008 his area of responsibility was expanded to include the Home and Garden business. Prior to that time, he had served as Spectrum’s President, North America from the time he joined Spectrum in January 2006. Mr. Lumley joined Spectrum from his position as President, Rubbermaid Home Products North America, which he had held since January 2004. Prior to his position at Rubbermaid, Mr. Lumley had been president and Chief Executive Officer of EAS, a leading sports nutrition company, since 1999. His background includes more than 25 years of experience in the consumer products industry, including having served as President of Brunswick Bicycles, President of OMC International, Senior Vice President, Sales and Marketing at Outboard Marine Corporation, and in a variety of leadership positions with Wilson Sporting Goods Co. and other companies. Mr. Lumley has served on the board of directors of Outboard Marine Corporation, EAS, Inc., Naked Juice Company, and Botanic Oil Innovations, Inc. Mr. Lumley holds an undergraduate degree from Western Illinois University, and Masters of Journalism and Masters of Business Administration degrees from Northwestern University.

John Beattie has served as our Vice President and Treasurer since 2005 and as Division Vice President and Treasurer since 2000. Mr. Beattie joined us in 1980 and has held numerous other positions with us. Mr. Beattie started his career at the Coca-Cola Bottling Company of Mid-America.

Nathan E. Fagre was appointed our Vice President, General Counsel and Secretary in January 2011, and was promoted to Senior Vice President, General Counsel and Secretary in May 2012. He previously had served as Senior Vice President, General Counsel and Secretary for ValueVision Media, Inc. from May 2000 until January 2011. Prior to that time, he had served as Senior Vice President, General Counsel and Secretary for the exploration and production division of Occidental Petroleum Corporation, from May 1995 until April 2000. Before joining Occidental Petroleum Corporation, Mr. Fagre had been in private law practice with Sullivan & Cromwell, LLP and Gibson, Dunn & Crutcher, LLP.

Anthony L. Genito was appointed our Executive Vice President, Chief Financial Officer and Chief Accounting Officer in June 2010. Mr. Genito has also served as Executive Vice President, Chief Financial Officer and Chief Accounting Officer of Spectrum since October 2007. He previously had served as Spectrum’s Senior Vice President, Chief Financial Officer and Chief Accounting Officer since June 2007. From October 2005 until June 2007, Mr. Genito served as Spectrum’s Senior Vice President and Chief Accounting Officer, and

from June 2004, when he joined Spectrum, until October 2005, he served as Vice President, Finance and Chief Accounting Officer. Before joining Spectrum, Mr. Genito was employed for twelve years at Schering-Plough Corporation in various financial management positions, including serving as Vice President Global Supply Chain from July 2002 to June 2004. He began his career at Deloitte & Touche.

Andreas Rouve was appointed our President—International in January 2013. Since 2007, he served as Senior Vice President, Managing Director of Spectrum Brands’ European Battery and Personal Care business and integrated the European Home Appliance business in 2010 and the Pet activities in 2011. Mr. Rouve joined Spectrum Brands in 2002 as Chief Financial Officer of the European Battery and Appliance division. Previously, he worked 13 years with VARTA AG in a variety of management positions, including Chief Financial Officer of VARTA Portable Batteries from 1999 to 2002, Managing Director Asia from 1997 to 1999, and Director of Finance of 3C Alliance L.L.P., a U.S. joint venture of VARTA, Duracell, and Toshiba, from 1995 to 1997. Mr. Rouve holds a Master’s of Business Administration (Diplom-Kaufmann) from the University of Mannheim (Germany) and a Doctor of Economics and Social Science (Dr. rer. soc. oec.) from the University of Linz (Austria).

Executive Compensation

Our compensation programs are administered by the compensation committee of SB Holdings. Unless otherwise indicated, references to the “Compensation Committee” refer to such committee and references to the “Company” refers to SB Holdings.

Our compensation programs are designed to attract and retain highly qualified executives, to align the compensation paid to executives with the business strategies of our Company, and to align the interests of our executives with the interests of our stockholders. These programs are based on our pay for performance philosophy in which variable compensation represents a majority of an executive’s potential compensation.

In terms of our Fiscal 2013 performance, we reported results that met or exceeded financial guidance, including adjusted EBITDA and consolidated free cash flow. Management continued to execute the Spectrum Value Model in a challenging economic environment, and maintained a disciplined focus on cost controls while integrating the residential hardware and home improvement business acquired from Stanley Black & Decker, Inc. (the “HHI Group”) on December 17, 2012.

Compensation decisions for the named executive officers (NEOs) in 2013 were consistent with our pay for performance philosophy and our corporate goals of increased growth and free cash flow generation. These decisions included the following:

•	Our fiscal results produced annual cash incentive compensation that were at target;

•	We maintained our performance-based equity incentive grants at approximately the same dollar value levels as the prior year, but decreased the number of shares in some cases to reflect the appreciation of our stock as compared to the prior year; and

•	A new two-year performance program, called the Spectrum 750 equity incentive program, to provide incentives to the named executive officers and other key members of management to achieve increased adjusted EBITDA growth, earnings per share growth and accelerated free cash flow generation, in each case, above our forecasted plans for Fiscal 2013 and 2014.

In establishing our compensation programs, our Compensation Committee obtains the advice of its independent outside advisor, Towers Watson, and evaluates the Company’s programs with reference to a peer group of 15 companies, as specified in the section titled “Role of Committee-Retained Consultants.”

At our 2011 Annual Meeting of Stockholders, our stockholders approved, on an advisory basis, the compensation of the Company’s named executive officers as disclosed in the Compensation Discussion and Analysis, compensation tables, and related narrative disclosure herein. Our compensation practices as discussed herein are materially consistent with those discussed in the proxy statement for the 2011 Annual Meeting. Also at the 2011 Annual Meeting, our stockholders held a separate vote, on an advisory basis, relating to the frequency of the advisory vote on the compensation of the Company’s named executive officers, pursuant to which our stockholders indicated their preference that such vote be held every three years, which was the frequency recommended by the Board of Directors.

Our Named Executive Officers

The Company’s named executive officers for Fiscal 2013 consisted of the following persons:

Named Executive Officer	Position
David R. Lumley	Chief Executive Officer; President, Global Batteries; President, Home & Garden; and Director
Anthony L. Genito	Executive Vice President, Chief Financial Officer and Chief Accounting Officer
Andreas Rouve	President—International
Nathan E. Fagre	Senior Vice President, General Counsel and Secretary
Terry L. Polistina	Former President—Global Appliances; and Director
John A. Heil	Former President—Global Pet Supplies

Our Compensation Committee

The Compensation Committee of our Board of Directors (the “Compensation Committee”) is responsible for developing, adopting, reviewing, and maintaining the Company’s executive compensation programs in order to ensure that they continue to benefit the Company.

Background on Compensation Considerations

The Company pursues several objectives in determining its executive compensation programs. It seeks to attract and retain highly qualified executives and ensure continuity of senior management for the Company as a whole and for each of the Company’s business segments, to the extent consistent with the overall objectives and circumstances of the Company. It seeks to align the compensation paid to our executives with the overall business strategies of the Company while leaving the flexibility necessary to respond to changing business priorities and circumstances. It also seeks to align the interests of our executives with those of our stockholders and seeks to reward our executives when they perform in a manner that creates value for our stockholders. In order to carry out this function, the Compensation Committee:

•	Considers the advice of independent compensation consultants engaged to advise on executive compensation issues and program design, including advising on the Company’s compensation program as it compares to similar companies;

•	Reviews compensation summaries for each named executive officer at least once a year, including the compensation and benefit values offered to each executive, accumulated value of equity and other past compensation awards, and other contributors to compensation;

•	Consults with our Chief Executive Officer and other management personnel and Company consultants, including our Vice President of Global Human Resources, in regards to compensation matters and periodically meets in executive session without management to evaluate management’s input; and

•	Solicits comments and concurrence from other board members regarding its recommendations and actions at the Company’s regularly scheduled board meetings.

Philosophy on Performance Based Compensation

The Compensation Committee has designed the Company’s executive compensation programs so that, at target levels of performance, a significant portion of the value of each executive’s annual compensation (consisting of salary and incentive awards) is based on the Company’s achievement of performance objectives set by the Compensation Committee. We believe that a combination of annual fixed base pay and incentive performance-based pay provides our named executive officers with an appropriate mix of current cash compensation and performance compensation. However, in applying these compensation programs to both individual and Company circumstances, the percentage of annual compensation based on the Company’s achievement of performance objectives set by the Compensation Committee varies by individual, and the Compensation Committee is free to design compensation programs that provide for target-level performance-based compensation to be an amount greater than, equal to, or less than 50% of total annual compensation. For example, for Fiscal 2014, the percentage of annual compensation based on the Company’s achievement of performance objectives set by the Compensation Committee is as set forth below for each named executive officer who continues to be employed by the Company (Mr. Heil retired from the Company in March 2013 and Mr. Polistina resigned from the Company following the end of Fiscal 2013 and neither of them are participating in the equity incentive programs for Fiscal 2014; accordingly, they are not included in this table):

Named Executive	% Performance Based
David R. Lumley	96%
Anthony L. Genito	95%
Andreas Rouve	92%
Nathan E. Fagre	87%

The remainder of each executive’s compensation is made up of amounts that do not vary based on performance. For all named executive officers, these non-performance based amounts are set forth in such executive’s employment agreement or written terms of employment, as described below, subject to annual review and potential increase by the Compensation Committee. These amounts are determined by the Compensation Committee taking into account current market conditions, the Company’s financial condition at the time such compensation levels are determined, compensation levels for similarly situated executives with other companies, experience level, and the duties and responsibilities of such executive’s position.

A component of compensation (whether performance-based or time-based) also consists of multi-year incentive programs. We believe that awards that have multi-year performance periods and that vest over time enhance the stability of our senior management team and provide greater incentives for our named executive officers to remain at the Company.

Role of Committee-Retained Consultants

Our Compensation Committee retained an outside consultant, Towers Watson, to assist us in formulating and evaluating executive and director compensation programs. The Compensation Committee, directly or through our Vice President of Global Human Resources, periodically requests Towers Watson to:

•	Provide comparative market data for our peer group, and other groups on request, with respect to compensation matters;

•	Analyze our compensation and benefit programs relative to our peer group;

•	Advise the Compensation Committee on compensation matters and management proposals with respect to compensation matters;

•	Assist in the preparation of this report and the compensation tables provided herewith; and

•	On request, participate in meetings of the Compensation Committee.

In order to encourage an independent view point, the Compensation Committee and its members have access to Towers Watson at any time without management present and have consulted from time to time with Towers Watson without management present.

Towers Watson, with input from management and the Compensation Committee, has developed a peer group of companies based on a variety of criteria, including type of business, revenue, assets and market capitalization. The composition of this peer group is reviewed annually by the Compensation Committee and Towers Watson and, if appropriate, revised, based on changes in business orientation of peer group companies, changes in financial size or performance of the Company and the peer group companies, and merger, acquisition or bankruptcy of companies in the peer group. At the end of Fiscal 2012, the peer group utilized consisted of 15 companies, comprised of Fortune Brands Home & Security, Inc., Newell Rubbermaid Inc., Clorox Corporation, Mattel Inc., Jarden Corp., Hasbro Inc., Energizer Holdings, Inc., The Scotts Miracle-Gro Co., Exide Technologies, Church & Dwight Co. Inc., Tupperware Brands Corporation, Central Garden & Pet Co., Nu Skin Enterprises, Inc., Revlon, Inc. and Elizabeth Arden, Inc. In November 2012, as part of an annual review of the peer group composition by the Compensation Committee in light of the pending acquistion of the HHI Group from Stanley Black & Decker, Inc. which resulted in a major new consumer product category for the Company (residential locksets, hardware and kitchen and bathroom fixtures) as well as a substantial increase in the revenue and asset size of the Company, the peer group was updated to add Stanley Black & Decker, Inc. and Hanesbrands Inc. and to delete Revlon, Inc. and Elizabeth Arden, Inc. Revlon Inc. and Elizabeth Arden, Inc. have relatively smaller revenues and market capitalizations than the Company and were more narrowly focused in the beauty category. Stanley Black & Decker, Inc. was seen as an appropriate replacement, given its more comparable and broader consumer product industry sector focus. Hanesbrands, Inc. was also selected as a replacement, again based on its broader consumer products industry focus and its comparable annual revenues. While the Compensation Committee does not target a particular range for total compensation as compared to our peer group, it does take this information into account when establishing compensation programs. No fees were paid to Towers Watson for services other than executive and director compensation during Fiscal 2013.

Use of Employment Agreements

Current Employment Agreements

The Compensation Committee periodically evaluates the appropriateness of entering into employment agreements or other written agreements with members of the Company’s senior management to govern compensation and other aspects of the employment relationship. The Company limits the use of employment agreements and instead uses severance agreements for most executives. With respect to the named executive officers, at the direction of the Compensation Committee (or its predecessor), the Company has entered into the following written employment agreements with the following executive officers: (i) an Amended and Restated Employment Agreement with Mr. Lumley dated as of August 11, 2010, as amended by the First Amendment to the Employment Agreement dated as of November 16, 2010, (collectively, the “Lumley Employment Agreement”); (ii) an Employment Agreement dated as of June 9, 2008 with Mr. Genito, as amended by the Amendment to Employment Agreement dated as of February 24, 2009, the description of the Second Amendment to the Employment Agreement dated as of August 28, 2009 and the Third Amendment to the Employment Agreement dated November 16, 2010 (collectively, the “Genito Employment Agreement”); and (iii) an Employment Agreement dated as of August 16, 2010 with Mr. Polistina, as amended by the First Amendment to the Employment Agreement dated as of November 16, 2010 (collectively, the “Polistina Employment Agreement”). The Lumley Employment Agreement is with both Spectrum and the Company; all of the other employment agreements except for Mr. Rouve are only with Spectrum. Mr. Rouve is subject to the Registered Director’s Agreement with Rayovac Europe GmbH (Rayovac Europe), an indirect subsidiary of the Company, entered into under German law on August 27, 2007, as amended August 27, 2007, which governs duties, compensation, confidentiality, non-competition, holiday entitlement, non-solicitation, severance and certain other post-employment matters in connection with a potential termination of Mr. Rouve’s employment (the “Rouve Employment Agreement”). Spectrum and Mr. Fagre are parties to a severance agreement dated as of

January 31, 2011, as amended and restated on November 19, 2012, which governs severance, confidentially, non-competition, and certain other post-employment matters in connection with a potential termination of Mr. Fagre’s employment (the “Fagre Severance Agreement”).

Term and Renewal of Current Employment Agreements

The current term of the Lumley Employment Agreement expires on April 14, 2014, and the employment agreement for Mr. Genito expires on September 30, 2014. The Lumley Employment Agreement provides that upon each anniversary of the commencement date, the term will automatically extend for an additional one year, unless either party provides the other with notice of non-renewal at least 90 days prior to the next occurring anniversary of the commencement date. The employment agreement for Mr. Genito provides that upon expiration of the current term (and any subsequent renewal term), unless earlier terminated in accordance with such agreement, the agreement will automatically renew for an additional one-year period on September 30th of each year. The Rouve Employment Agreement continues until either party provides 6 months written notice indicating termination. As noted below, each of Mr. Heil and Mr. Polistina have entered into Separation Agreements with Spectrum, as described in further detail below.

Early Termination of Agreements

The employment agreements with each of the continuing named executive officers permit the Company to terminate the executive’s employment upon written notice in the event of “cause” (as defined below under the heading “Termination and Change in Control Provisions”). In the case of Mr. Lumley, if the behavior giving rise to “cause” is his willful failure or refusal to (i) perform his duties, or (ii) follow the direction of the Board of Directors, then Mr. Lumley will have 15 days to cure such behavior, however if the behavior giving rise to “cause” is a breach of the Lumley Employment Agreement or other material agreement with the Company, he will have 30 days to remedy such behavior. For Mr. Genito, if the behavior giving rise to “cause” is (i) his willful failure or refusal to perform his duties or follow the direction of the Chief Executive Officer, or (ii) his material breach of his employment agreement or any other agreement with the Company, then he will have 30 days to cure such behavior following notice. For Mr. Rouve, “cause” will be as defined under German law at the time of the occurrence.

The employment agreements for Mr. Lumley permit the Company to terminate such executive’s employment without “cause” for any reason upon 60 days prior written notice or payment in lieu thereof. The Genito Employment Agreement permits the Company to terminate such executive’s employment without “cause” for any reason upon 30 days prior written notice. The Rouve Employment Agreement permits termination by the employer for any reason upon 6 months notice or payment in lieu thereof.

The employment agreements with each of the continuing named executive officers permit the Company to terminate the executive’s employment upon 30 days written notice in the cases of Messrs. Lumley and Genito, and 3 months written notice in the case of Mr. Rouve, in the event that the executive is unable to perform his or her duties for a period of at least 6 months by reason of any mental, physical, or other disability. Each agreement also terminates immediately upon the death of the executive.

The employment agreements for Mr. Lumley allow the executive to voluntarily terminate his employment for any reason upon 60 days prior written notice. The Genito Employment Agreement allows Mr. Genito to voluntarily terminate his employment for any reason upon 30 days prior written notice. The Rouve Employment Agreement allows Mr. Rouve to terminate for any reason upon 6 months notice.

The employment agreements with each of Messrs. Lumley, Genito and Rouve also provide that if the executive officer resigns upon the occurrence of specified circumstances that would constitute “good reason” (as defined below under the heading “Termination and Change in Control Provisions”), the executive’s resignation will be treated as a termination by the Company without “cause” and entitle the executive to the payments and benefits due with respect to a termination without “cause.” In order to constitute “good reason” under the respective employment agreements certain specific notice requirements and cure periods must be satisfied. In the case of Mr. Lumley, he would have to provide the Company with 30 days advance written notice of his intent to resign for “good reason” within 60 days following the occurrence of the facts or circumstances giving rise to “good reason” and the Company will have 30 days thereafter to cure such facts or circumstances. If not cured, Mr. Lumley must terminate his employment within 6 months of the initial occurrence of the facts or circumstances giving rise to “good reason” in order to constitute “good reason.” In the case of Mr. Genito, he would have 90 days following the occurrence of the facts or circumstances giving rise to “good reason” to give written notice of his intent to terminate for “good reason” and the Company will have 30 days thereafter to cure such facts or circumstances. The required relocation of Mr. Genito’s principal place of employment from Atlanta, Georgia to Madison, Wisconsin triggered Mr. Genito’s right to terminate his employment for “good reason.” However, pursuant to the Genito Retention Agreement, Mr. Genito agreed not to exercise this right in connection with the relocation of his principal place of employment from Atlanta, Georgia to Madison, Wisconsin. In the case of Mr. Rouve, he would have 3 months following the occurrence of the facts or circumstances giving rise to “good reason” to give written notice of his intent to terminate for “good reason.”

The Fagre Severance Agreement permits the Company to terminate Mr. Fagre’s employment at any time upon written notice for any reason. However, in order for such termination by the Company to be treated as a termination for “cause” (as defined below under the heading “Termination and Change in Control Provisions”) as a result of Mr. Fagre’s (i) willful failure or refusal to perform his duties and responsibilities to the Company or any of its affiliates, or (ii) breach of any of the terms of the separation agreement or any other agreement between Mr. Fagre and the Company, then Mr. Fagre will have 30 days in which to remedy or cure such failure, refusal, or breach. Mr. Fagre may also terminate his employment with the Company at any time upon written notice.

The amounts and benefits payable to each such executive upon the termination of such executive’s employment in accordance with their employment agreements are further described under the heading “Termination and Change in Control Provisions.”

Compensation Components

For Fiscal 2013, the basic elements of our executive compensation program, as designed by the Compensation Committee, were:

•	Base salary;

•	A performance-based annual cash incentive program tied to achievement of performance goals in Fiscal 2013, referred to as our Management Incentive Plan (“MIP”);

•	A two-year performance and time-based equity incentive program tied to achievement of superior results by the end of Fiscal 2014 and, with respect to 50% of any award earned, continued employment through the end of Fiscal 2015, referred to as the Spectrum 750 Plan; and

•	A performance and time-based equity incentive program tied to achievement of performance goals in Fiscal 2013 and, with respect to 50% of any award earned, continued employment through Fiscal 2014, referred to as the Equity Incentive Plan (“EIP”).

In addition, based on individual circumstances, title, position and responsibilities, each named executive officer received certain other compensation components and limited perquisites as described herein.

For Fiscal 2014, the basic elements of our executive compensation program, as designed by our Compensation Committee, remain consistent with those outlined above for Fiscal 2013. The Compensation Committee has established an annual MIP and EIP for Fiscal 2014, with the performance targets and potential award amounts for the named executive officers as described below. In February 2013, the Compensation Committee established a two-year superior acheivement plan, referred to as Spectrum 750, which is a successor program to the Spectrum 500 Plan which covered a performance period ending at September 30, 2012. The Spectrum 750 Plan covers a performance period from October 1, 2012 to September 30, 2014.

Base Salary

Annual base salary for each of Messrs. Lumley and Genito is set forth in the applicable employment agreements, subject to subsequent increases by the Compensation Committee. Mr. Rouve’s base salary was set by the Chief Executive Officer at the time he signed the Rouve Employment Agreement on August 27, 2007. Mr. Fagre’s base salary was set by the Chief Executive Officer at the time he joined the Company in January 2011. In determining the annual base salary reflected in each named executive officer’s employment agreement or in making any subsequent increases, the Compensation Committee considered current market conditions, the Company’s financial condition at the time such compensation levels were determined, compensation levels for similarly situated executives at other companies, experience level, the duties and responsibilities of such executive’s position, and the relative sizes of the business segments they manage. This base salary level is subject to evaluation from time to time by the Compensation Committee to determine whether any increase in the base salary is appropriate. In April 2012, the Compensation Committee conducted an annual review of the compensation of the named executive officers in consultation with Towers Watson, the Committee’s independent advisor on compensation matters, including a detailed review of the compensation levels compared to similarly situated executives at the peer group companies. The Committee determined it was appropriate to increase the base salary level for Mr. Genito from $425,000 to $480,000 and for Mr. Fagre from $300,000 to $350,000. As of the end of Fiscal 2013, the annual base salaries were as set forth below for the named executive officers.

Named Executive	Annual Base Salary at FYE $
David R. Lumley	900,000
Anthony L. Genito	480,000
Andreas Rouve	439,397	*
Nathan E. Fagre	350,000
Terry L. Polistina	500,000

*	The amount in the table above for Mr. Rouve was denominated in Euros and converted to U.S. dollars at the rate of $1.35199 per Euro, which was the published rate from the OANDA Corporation currency database as of September 30, 2013.

In October 2013, the Compensation Committee, in consultation with Towers Watson, conducted a review of the compensation for the named executive officers, taking into account compensation benchmarking data for similarly situated executives at the peer group companies. In October, the Compensation Committee determined to increase Mr. Fagre’s annual base salary level to $375,000, effective as of November 1, 2013; and in November 2013, the Compensation Committee determined to increase Mr. Lumley’s annual base salary level to $945,000, effective as of December 1, 2013. For Messrs. Genito, Rouve, and Polistina, there has been no change in their annual base salaries since the end of Fiscal 2011.

Management Incentive Plan

General Description

Our management personnel, including our named executive officers, participate in the Company’s annual performance-based cash bonus program referred to as the Management Incentive Plan (“MIP”), which is designed to compensate executives and other managers based on achievement of annual corporate, business segment and/or divisional goals. Under the MIP, each participant has the opportunity to earn a threshold, target or maximum bonus amount that is contingent upon achieving the performance goals set by the Compensation Committee and reviewed by the Board of Directors. Particular performance objectives (such as increasing EBITDA) are established prior to or during the first quarter of the relevant fiscal year and reflect the Compensation Committee’s views at that time of the critical indicators of Company success in light of the Company’s primary business priorities.

The specific financial targets with respect to performance goals are then set by the Compensation Committee based on the Company’s annual operating plan, as approved by our Board of Directors. The annual operating plan includes performance targets for the Company as a whole as well as for each business segment. In the case of divisional managers within those business segments, divisional level performance targets have also been established.

Fiscal 2013 MIP Program

The Fiscal 2013 MIP program closely paralleled the prior year MIP program and remained consistent with the corporate goals of increased growth and Free Cash Flow generation described above under the heading “Philosophy on Performance Based Compensation.” For Fiscal 2013, the Compensation Committee continued the same performance metrics of adjusted EBITDA and Free Cash Flow (each as defined below) as the performance goals of the Company, with adjusted EBITDA weighted at 50%.

For Fiscal 2013, adjusted EBITDA was defined as earnings (defined as operating income (loss) of the Company plus other income less other expenses) before interest, taxes, depreciation and amortization and excluding restructuring, acquisition and integration charges, and other one-time charges. The result of the formula in the preceding sentence was then be adjusted so as to negate the effects of acquisitions or dispositions; however, the Compensation Committee had the discretion to determine to include EBITDA from Board-approved acquisitions during the performance period on a case-by-case basis. Free Cash Flow meant adjusted EBITDA plus or minus changes in current and long term assets and liabilities, less cash payments for taxes, restructuring and interest, but excluding proceeds from acquisitions or dispositions. Any reductions in Free Cash Flow resulting from transaction costs or financing fees incurred in connection with any acquisition or refinancing approved by the Board of Directors (in each case during the performance period) was added back to Free Cash Flow. The Compensation Committee decided that any adjusted EBITDA or Free Cash Flow resulting from the acquisition of the Hardware and Home Improvements division (“HHI”) from Stanley Black & Decker, Inc. in December 2012 and the Tong Lung Metals, Ltd. (“TLM”) acquisition in April 2013 would not be credited towards the 2013 MIP targets.

Following the same approach used in Fiscal 2012, in order to focus members of management involved primarily in the operations of one or more of our business segments or smaller business units on the performance of those segments or units, the Compensation Committee also subdivided the performance targets for those members of management to give greater weight to the performance of those segments or units versus the performance of the Company as a whole. For Fiscal 2013 the performance targets for each of Mr. Lumley, Mr. Genito and Mr. Fagre were equal to those established for the Company as a whole. With respect to Mr. Heil, the Fiscal 2013 MIP performance targets for adjusted EBITDA were based 80% on the performance targets established for the Global Pet Supplies business segment and 20% on the performance targets established for the Company as a whole, and for Free Cash Flow were based 100% on the performance for the Company as a whole. As discussed in “—Executive Specific Provisions—John A. Heil—Heil Separation Agreement,” with Mr. Heil’s departure from the Company on March 31, 2013, his 2013 MIP award was pro-rated based on the number of days during Fiscal 2013 that Mr. Heil was employed by the Company. With respect to Mr. Polistina, the Fiscal 2013 MIP performance targets for adjusted EBITDA were based 80% on the performance targets established for the Global Appliances portion of the Global Batteries and Appliances business segment and 20% on the performance targets established for the Company as a whole, and for Free Cash Flow were based 100% on performance for the Company as a whole. With respect to Mr. Rouve, the Fiscal 2013 MIP performance targets for adjusted EBITDA were based 80% on the performance targets established for the International operations and 20% on the performance targets established for the Company as a whole, and for Free Cash Flow were based 100% on performance for the Company as a whole.

The target 2013 MIP award levels achievable (that is, the amount achievable if 100% of the applicable performance targets are met) by each of Messrs. Lumley, Genito, Rouve, Heil and Polistina are as set forth in each such named executive officer’s employment agreement, expressed as a percentage of annual base salary.

Mr. Fagre’s target MIP award level was set by the Chief Executive Officer when he joined the Company in January 2011, and was subsequently increased by the Compensation Committee in May 2012. For purposes of the 2013 MIP, the target award percentages for each participating named executive officer were as follows:

Named Executive	MIP Target as % of Annual Base
David R. Lumley	115%
Anthonly L. Genito	100%
Andreas Rouve	75%
Nathan E. Fagre	60%
John A. Heil	50% (pro-rated)
Terry L. Polistina	75%

It was possible to receive an award amount under the 2013 MIP above or below the target award percentage. The potential 2013 MIP awards for each of our named executive officers, expressed as a percentage of the target award, ranged from 33.3% for achievement of threshold performance levels established by the Compensation Committee, 100% for performance at the target performance levels and increasing from there up to a maximum payout of 200% (250% in the case of Mr. Lumley) of the target award if actual performance had risen to the specified upper achievement thresholds.

The table below reflects for each named executive officer the percentage of his target award achievable pursuant to the performance goals applicable to his award, and the performance required to achieve the threshold, target and maximum payouts based on those performance goals, and the actual 2013 payout factors achieved.

			Performance Required to Achieve Bonus % Indicated (in $ millions)
NEO	Performance Metric	Weight (% of Target Bonus)	Threshold (33.3%)	Target (100%)	Maximum (200%, 250% for Mr. Lumley)	Calculated 2013 Payout Factor (% of Target Bonus)
David R. Lumley	Consolidated Adjusted EBITDA	50%	485.3	495.0	524.7	50.0
Anthony L. Genito	Consolidated Adjusted Cash Flow	50%	190.0	200.0	210.0	100.0
Nathan E. Fagre

Andreas Rouve	Consolidated Adjusted EBITDA	10%	485.3	495.0	524.7	50.0
	Consolidated International EBITDA	40%	203.4	213.2	225.99	38.0
	Consolidated Adjusted Cash Flow	50%	190.0	200.0	210.0	100.0

Terry L. Polistina	Consolidated Adjusted EBITDA	10%	485.3	495.0	524.7	10.0
	Appliances Adjusted EBITDA	40%	138.0	140.0	148.4	0.0
	Consolidated Adjusted Cash Flow	50%	190.0	200.0	210.0	100.0

John A. Heil	Consolidated Adjusted EBITDA	10%	485.3	495.0	524.7	10.0
	Pet Adjusted EBITDA	40%	113.0	120.0	120.0	40.0
	Consolidated Adjusted Cash Flow	50%	190.0	200.0	210.0	100.0

Fiscal 2014 MIP Program

The Fiscal 2014 MIP program follows the plan design from the prior two years and supports the corporate goals of increased EBITDA growth and free cash flow generation. The performance goals for Fiscal 2014 are adjusted EBITDA and adjusted Free Cash Flow, each weighted at 50 percent. The definitions of adjusted EBITDA and adjusted Free Cash Flow are the same as described above for Fiscal 2013, with the exception that for the Fiscal 2014 MIP, the financial results from HHI (including TLM) shall be included with the results for the legacy Spectrum operations for the full fiscal year.

Consistent with the plan design for Fiscal 2012 and 2013, the performance targets for certain members of management have been subdivided to give greater weight to the performance of specific business segments or units as opposed to the performance of the Company as a whole. For Mr. Lumley, Genito and Fagre, the Fiscal 2014 performance targets are the same as for the Company as a whole. For Mr. Rouve, with respect to adjusted EBITDA, 80% of that target is based on performance of the International operations, and 20% is based on the Company as a whole; and with respect to consolidated adjusted cash flow, the performance target is the same as for the Company as a whole.

The target 2014 MIP award levels achievable at target for the named executive officers are set forth below.

Named Executive	MIP Target as % of Annual Base
David R. Lumley	115%
Anthonly L. Genito	100%
Andreas Rouve	75%
Nathan E. Fagre	60%

The 2014 MIP plan design has a minimum financial threshold for each of adjusted EBITDA and adjusted Free Cash Flow, below which threshold there will be no payout with respect to that objective. At the minimum threshold for adjusted EBITDA, a payment of 50 percent of the award could be earned; at target, 100% of the award could be earned; and a maximum percentage of 150 percent could be earned for meeting or exceeded the over-achievement target. At the minimum threshold for adjusted Free Cash Flow, a payment of 50 percent of the award could be earned; at target, 100% of the award could be earned; and a maximum percentage of 135 percent could be earned for meeting or exceeded the over-achievement target. The achievement of the goals of adjusted EBITDA and adjusted Free Cash Flow are determined and earned independently of one another.

			Performance Required to Achieve Bonus % Indicated (in $ millions)
NEO	Performance Metric	Weight (% of Target Bonus)	Threshold (50%)	Target (100%)	Maximum (200%)
David R. Lumley	Consolidated Adjusted EBITDA	50%	690.0	710.0	773.9
Anthony L. Genito	Consolidated Adjusted Cash Flow	50%	254.0	340.0	370.6
Nathan E. Fagre
Andreas Rouve	Consolidated Adjusted EBITDA	10%	690.0	710.0	773.9
	Consolidated International EBITDA	40%	228.0	246.0	268.1
	Consolidated Adjusted Cash Flow	50%	254.0	340.0	370.6

Spectrum 500

In 2010 the Compensation Committee reviewed the Company’s forecasted performance for the 2011 and 2012 fiscal years and considered incentives to drive performance in excess of the forecasted amounts in order to accelerate the growth of stockholder value. To achieve this goal, the Compensation Committee focused on (i) incentivizing increased adjusted EBITDA growth, both organically and through add-on acquisitions approved by the Board of Directors and (ii) incentivizing accelerated Free Cash Flow generation, in each case beyond that reflected in the Company’s forecasted plans as of the end of the 2010 fiscal year, for the period between October 1, 2010 and September 30, 2012. Following consideration of these goals, the Compensation Committee, with the approval of the Board of Directors, created in October 2010 a superior achievement, multi-year incentive program, which is referred to herein as the “Spectrum 500 Plan” or as “Spectrum 500”.

The Spectrum 500 Plan was targeted at those members of the Company’s management identified as key drivers of the Company’s goal of accelerating growth in stockholder value. For all participants, the Spectrum 500 Plan was implemented through an award of RSUs. For Spectrum 500 award recipients, a portion of the award could vest based on the achievement of $500 million in adjusted EBITDA during the period from October 1, 2010 through September 30, 2012. Adjusted EBITDA for purposes of the Spectrum 500 was defined as as earnings (defined as operating income (loss) of the Company plus other income less other expenses) before interest, taxes, depreciation and amortization and excluding restructuring, acquisition and integration charges, and other one-time charges. This amount was then adjusted so as to negate the effects of acquisitions or dispositions during the two-year performance period with the proviso that adjusted EBITDA resulting from businesses or products lines acquired (in transactions approved by the Board of Directors) during the performance period were included in the calculation from the date of acquisition up to a maximum of $10 million dollars in the aggregate. The portion of the award subject to this adjusted EBITDA performance goal would be earned in full if the $500 million adjusted EBITDA goal is achieved as of September 30, 2012, but would be forfeited in total if performance is less than $500 million.

For Spectrum 500 award recipients, a portion of the award was also based on achievement of a cumulative Free Cash Flow performance goal during the period from October 1, 2010 through September 30, 2012. Free Cash Flow for purposes of Spectrum 500 was defined as adjusted EBITDA plus or minus changes in current and long term assets and liabilities, less cash payments for taxes, restructuring and interest, but excluding proceeds from acquisitions or dispositions (with the exception of the Ningbo, China facility). Any reductions in Free Cash Flow resulting from transaction costs or financing fees incurred in connection with any acquisition or refinancing approved by the Board of Directors (in each case during the Fiscal 2011 and Fiscal 2012 performance period) was added back to Free Cash Flow. The full amount of the Free Cash Flow Award could be earned upon achievement of a target of $375 million in cumulative Free Cash Flow, and it was possible to earn a portion of the award tied to the Free Cash Flow award for performance at less than the target (provided that at least $351 million was achieved) ranging from a payout of 50% of the award amount at threshold performance up to 100% if the target was achieved or exceeded.

For all participants in the Spectrum 500 other than Messrs. Lumley, Genito, Heil and Polistina, 50% of the award amount would be earned, if at all, based on achievement of the adjusted EBITDA performance goal and 50% of the award would be earned based on achievement of the Free Cash Flow performance goal. These award amounts could be earned independently of one another.

In addition to the adjusted EBITDA and Free Cash Flow performance goals, the Spectrum 500 awards granted to Messrs. Lumley, Genito, Heil and Polistina also included a performance goal tied to management objectives, including the successful integration and achievement of synergy targets communicated publicly, integration of the Russell Hobbs business and the transitioning of the Company’s headquarters from Atlanta, Georgia to Madison, Wisconsin. Accordingly, for Messrs. Lumley, Genito, Heil and Polistina, one-third of the total award amount could be earned, if at all, based on achievement of the adjusted EBITDA performance goal, one-third of the total award based on achievement of the Free Cash Flow performance goal and one-third of the total award amount based on the achievement of the management objectives. In order to be eligible to receive any shares to be earned based on the management objectives, the $500 million adjusted EBITDA goal must also have been achieved. However, the cash flow portion of the total award was not dependent upon achievement of the $500 million adjusted EBITDA target. Determination of achievement of the management objectives was determined by the Compensation Committee based on a number of factors.

For all participants in the Spectrum 500 program, the award agreements provided that up to 50% of the total award could vest, if at all, as soon as practical after certification of the results by the Compensation Committee, but no later than 74 days following the end of Fiscal 2012. The remaining 50% of the total award earned would vest, if at all, on the first anniversary of the prior vesting date. In each case, vesting was subject to the participant not being terminated for “cause” or voluntarily terminating his or her employment other than for “good reason” prior to the applicable vesting date. In no event could a participant in the Spectrum 500 earn shares in excess of his or her target award amount under the Spectrum 500.

Under the Spectrum 500 Plan, Mr. Lumley was granted 216,999 RSUs; Messrs. Genito, Heil, and Polistina each were awarded 111,111 RSUs; and Mr. Fagre was awarded 10,000 RSUs. Based on performance results, Mr. Lumley earned 72,333 RSUs; Messrs. Genito, Heil, and Polistina each earned 37,037 RSUs; and Mr. Fagre earned 5,000 RSUs.

Spectrum 750 Plan

During Fiscal 2012, the Compensation Committee, in consultation with members of management, its independent compensation consultant (Towers Watson), and outside counsel for the Compensation Committee, reviewed and evaluated the success of the Spectrum 500 Plan in light of its original objectives of incentivizing senior management to drive the Company’s performance in excess of the forecasted levels during Fiscal 2011 and Fiscal 2012. The Compensation Committee determined that Spectrum 500 had been successful in driving accelerated growth of stockholder value during the two year performance period, and designed a successor, multi-year superior achievement program that similarly would promote the attainment of stretch goals for key financial performance metrics in a two-year performance period consisting of Fiscal 2013 and Fiscal 2014 (the “750 Performance Period”). Because the proposed successor program would include a goal of achieving adjusted EBITDA of $750 million in Fiscal 2014, the program is referred to as the “Spectrum 750 Plan” or “Spectrum 750.”

The Compensation Committee retained the metrics of adjusted EBITDA and cumulative Free Cash Flow that were used in the Spectrum 500 Plan, and added a third metric based on an Earnings Per Share (EPS) measurement for the successor program.

The Spectrum 750 Plan is a two-year superior achievement program, with three key performance targets: (1) achieving adjusted EBITDA of at least $750 million in Fiscal 2014; (2) achieving cumulative Free Cash Flow over Fiscal 2013 and Fiscal 2014 of at least $550 million; and (3) achieving an EPS metric in Fiscal 2014 of at least $5.00 per share. In terms of potential award payouts, 40% of the award is based on adjusted EBITDA, 40% on cumulative Free Cash Flow, and 20% on the EPS metric. Earning awards for these metrics would be independent of one another. In addition, there would be no payout with respect to a metric if the target financial goal for that metric was not fully achieved as of September 30, 2014.

Participants in the Spectrum 750 Plan have the opportunity to earn additional award amounts based on achievement in excess of the performance targets. The overachievement performance targets and weighting are as follows: (1) 40% of the overachievement award is based on adjusted EBITDA of $800 million as of September 30, 2014; (2) 40% of the overachievement award is based on cumulative Free Cash Flow of $600 million for Fiscal 2013 and 2014 combined; and (3) 20% of the overachievement award is based on EPS of $6.00 per share for Fiscal 2014. Awards will be adjusted based on linear interpolation for performance in excess of target.

For purposes of determining achievement of the targets under the Spectrum 750 Plan, the Compensation Committee established the following definitions:

“Adjusted Diluted EPS” means GAAP diluted income per share adjusted for the following items as they relate to the calculation of net income: acquisition and integration related charges, restructuring and related charges, one-time debt refinancing costs, inventory fair-value adjustments related to acquisitions, discontinued operations, stock-based compensation amortization related to the SPB 750 Plan, the 2013 EIP, and the 2014 EIP, and normalizing the consolidated tax rate at 35 percent. “Adjusted EBITDA” means earnings (defined as operating income (loss) of the Company plus other income less other expenses) before interest, taxes, depreciation, and amortization and excluding restructuring, acquisition, and integration charges, discontinued

operations, and other one-time charges. The result of the formula in the preceding sentence shall then be adjusted so as to negate the effects of acquisitions or dispositions; provided, however that Adjusted EBITDA resulting from businesses or products lines acquired (in Board-approved transactions) during the 750 Performance Period may be included in the calculation from the date of acquisition subject to Compensation Committee approval. EBITDA as a result of the Company’s acquisition of the Hardware and Home Improvement Unit from Stanley Black & Decker Inc. (“HHI”), including TLM, and a majority interest in Shaser, Inc. shall be included in the calculation of Adjusted EBITDA. “Cumulative Free Cash Flow” means the cumulative amount during the 750 Performance Period of Adjusted EBITDA plus or minus changes in current and long term assets and liabilities, less cash payments for taxes, restructuring, and interest, but excluding proceeds from acquisitions or dispositions. Any reductions in Cumulative Free Cash Flow resulting from transaction costs or financing fees incurred in connection with any Board-approved acquisition, disposition or refinancing (in each case during the 750 Performance Period) may be added back to Cumulative Free Cash Flow. Cumulative Free Cash Flow as a result of the acquisition of a majority of Shaser, Inc. and as a result of the acquisitions of HHI and TLM, following the dates of their respective acquisitions, shall be included in the calculation of Cumulative Free Cash Flow.

Payment and Vesting; Eligibility

Under the Spectrum 750 Plan, awards are denominated in dollars for achieving 150% of the performance goals, but will be paid out in restricted stock units (RSUs) or shares of restricted stock based on fair market value at the time of the payout. Each participant has been granted a target dollar value. The RSUs or restricted stock will be issued under the 2011 Plan. If the applicable performance criteria are met as of September 30, 2014, 50% of the award will be paid in RSUs or restricted stock within 74 days of the close of the fiscal year, and 50% will be paid in RSUs or restricted stock which vest one year from the first vesting date, subject to continued employment and any other applicable terms in the underlying award agreement. There are approximately 150 participants in the Spectrum 750 Plan, which includes the Company’s named executive officers, members of the Company’s management team, and other key employees, including members of management and key employees in the HHI Group.

The Spectrum 750 Plan also requires that the named executive officers, presidents of major business units, and seven other senior executives who receive RSUs or restricted stock pursuant to the plan adhere to certain share retention requirements. In this regard, these participants are required to hold at least 25% of the shares they receive (net of shares sold or withheld by the Company for tax purposes) for a one-year period after the date the shares vest.

Awards Under the Spectrum 750 Plan

On February 4, 2013, the Company’s Board of Directors, upon the recommendation of the Compensation Committee, approved the following award opportunities under the Spectrum 750 Plan for the Company’s named executive officers (except John A. Heil, who announced his intention to retire from the Company effective March 31, 2013 and is not a participant in the Spectrum 750 Plan):

	Value of RSUs or Restricted Stock Granted (in $)
Name and Principal Position	Award at Target	Award at Maximum Overachievement	Total
David R. Lumley	$10,000,000	$5,000,000	$15,000,000
Chief Executive Officer and President—Global Batteries and President—Home and Garden

Anthony L. Genito	$3,500,000	$1,500,000	$5,000,000
Executive Vice President,
Chief Financial Officer and
Chief Accounting Officer

Terry L. Polistina*	$3,500,000	$1,500,000	$5,000,000
Former President—Global
Appliances

Andreas Rouvé	$775,000	$271,250	$1,046,250
President—International

Nathan E. Fagre	$350,000	$122,500	$472,500
Senior Vice President, General
Counsel and Secretary

*	Mr. Polistina is no longer eligible to receive any award under Spectrum 750 as a result of his termination of employment with the Company at the end of the 2013 Fiscal Year.

Equity Incentive Plans Background

2010 Equity LTIP

2011 EIP

The 2011 EIP was implemented through the granting of performance-based restricted stock unit (RSU) award agreements at the beginning of Fiscal 2011. Under the award agreements, the RSUs would vest based on the achievement by the Company of performance goals established by the Compensation Committee that were tied to the Company’s annual operating plan and continued employment. The Fiscal 2011 performance goals were established as adjusted EBITDA and Free Cash Flow targets tied to the Company’s annual operating plan, measured in the same manner and with the same weighting as was done for the 2011 MIP.

The 2011 EIP was designed so that it was possible that the performance of the Company would result in less than the full amount of the award vesting. The potential 2011 RSUs that could have been earned for each of our participating named executive officers, expressed as a percentage of the award amount, ranged from 50% for achievement of threshold performance levels established by the Compensation Committee to 100% for achieving the performance goals in full at the target performance levels. The award agreements for Fiscal 2011 provided that if 100% of the established performance goals for Fiscal 2011 were met, then 50% of the RSUs awarded would vest as soon as practical after certification of the results by the Compensation Committee, but no later than

74 days following the end of Fiscal 2011. The remaining RSUs awarded would vest on the first anniversary of the vesting date, subject to continued employment on such anniversary. Performance between threshold and target levels vested pro-rata. Performance below the threshold levels would have resulted in the forfeiture of all awarded units. Performance above the target level of performance would not have earned additional shares.

The table below reflects for each participating named executive officer the RSU award amount, the performance metrics selected, the weighting of each performance metric, the percentage of his target award achievable pursuant to the performance goals applicable to his award, the performance required to achieve the threshold and target vesting eligibility based on those performance goals and the percentage payout factor actually achieved.

NEO	Performance Metric	Weight (% of Target Bonus)	Threshold (0%)	Target (100%)	Maximum (200%, 250% for Mr. Lumley)	Calculated 2011 Payout Factor (% of Target Bonus)
David R. Lumley	Consolidated Adjusted EBITDA	50%	429.58	457.0	498.13	50.0
(173,600 RSUs)	Consolidated Adjusted Cash Flow	50%	146.64	156.0	170.04	100.0
Anthony L. Genito
(88,888 RSUs)
Nathan E. Fagre
(10,000 RSUs)

John A. Heil	Consolidated Adjusted EBITDA	10%	429.58	457.0	498.13	10.0
(88,888 RSUs)	Pet Adjusted EBITDA	40%	103.31	109.9	119.79	20.0
	Consolidated Adjusted Cash Flow	50%	146.64	156.0	170.04	100.0

Terry L. Polistina	Consolidated Adjusted EBITDA	10%	429.58	457.0	498.13	10.0
(88,888 RSUs)	Appliances Adjusted EBITDA	40%	129.72	138.0	150.42	54.2
	Consolidated Adjusted Cash Flow	50%	146.64	156.0	170.04	100.0

2012 EIP

The 2012 EIP was implemented through the granting of performance-based RSU award agreements at the beginning of Fiscal 2012. Under the award agreements, the RSUs would vest based on the achievement by the Company of performance goals established by the Compensation Committee that were tied to the Company’s annual operating plan and continued employment. The Fiscal 2012 performance goals were established as adjusted EBITDA and Free Cash Flow targets tied to the Company’s annual operating plan, measured in the same manner and with the same weighting as was done for the 2012 MIP.

The potential 2012 RSUs that could have been earned for each of our participating named executive officers, expressed as a percentage of the award amount, ranged from 50% for achievement of threshold performance levels established by the Compensation Committee, 100% for achieving the performance goals in full at the target performance levels, up to a maximum of 154% of the target award for Messrs. Lumley, Genito, Heil, and Polistina, and 165% of the target award for Mr. Fagre, if actual performance reached the specified upper achievement thresholds. The 2012 EIP was designed such that no RSUs would be earned for over-achievement of a specific performance target to the extent that RSUs were earned with respect to such specified performance target under the Spectrum 500 Plan. The potential awards earned up to and including 100% of target are referred to as the “2012 EIP” awards. The potential awards earned for overachievement of target are referred to as “2012 EIP Additional Awards.” The award agreements for the 2012 EIP, consistent with the 2011 EIP, provided that if 100% of the established performance goals for Fiscal 2012 were met, then 50% of the RSUs granted would vest as soon as practical after certification of the results by the Compensation Committee, but no later than 74 days following the end of Fiscal 2012, and 50% would vest on the first anniversary of the vesting date, subject to continued employment on such anniversary. Performance between threshold and target levels, and between target and maximum levels, would vest pro-rata. If threshold performance was not achieved, then no RSUs would be earned under the 2012 EIP.

The table below reflects for each participating named executive officer the RSU award amount, the performance metrics selected, the weighting of each performance metric, the percentage of his target award achievable pursuant to the performance goals applicable to his award, the performance required to achieve the threshold, target, and maximum vesting eligibility based on those performance goals, and the percentage payout factor actually achieved:

NEO # of (RSU Award)	Performance Metric	Weight (% of Target Award)	Performance Required to Be Eligible To Vest—Indicated % of RSUs (in $ millions)				Calculated 2012 Payout Factor (% of Target Bonus)
			Threshold (50%)	Target (100%)	Maximum(1) (154%– 165%)
David R. Lumley (173,600)	Consolidated Adjusted	50%	$457.1	$475.0	$495.0		77%
	EBITDA
	Consolidated Adjusted Cash
	Flow	50%	174.9	185.5	350.0	(2)	77%
Anthony L. Genito, John A. Heil, and Terry L. Polistina (88,888 each)	Consolidated Adjusted EBITDA	50%	457.1	475.0	495.0		77%
	Consolidated Adjusted Cash
	Flow	50%	174.9	185.5	350.0	(2)	77%
Nathan E. Fagre (10,000)	Consolidated Adjusted	50%	457.1	475.0	495.0		82.5%
	EBITDA
	Consolidated Adjusted Cash
	Flow	50%	174.9	185.5	350.0	(2)	82.5%

(1)	Maximum was 154% for Messrs. Lumley, Genito, Polistina, and Heil, and 165% for Mr. Fagre.
(2)	The $350.0 million consolidated adjusted cash flow goal was a combined total for Fiscal 2011 and Fiscal 2012. All other figures in this table are goals with respect to Fiscal 2012 only.

2013 EIP

The 2013 EIP program is similar to the 2012 EIP plan and also incorporates features of the 2013 MIP. RSU award agreements for the 2013 EIP were granted in November 2012. Under the award agreements, the RSUs will vest based on the achievement by the Company of performance goals established by the Compensation Committee that were tied to the Company’s 2013 annual operating plan and continued employment. The Fiscal 2013 performance metrics were established as adjusted EBITDA and Free Cash Flow measured in the same manner and weighted in the same way as was the case for the 2013 MIP.

The potential 2013 RSUs that could be earned for each of our participating named executive officers, expressed as a percentage of the award amount, ranged from 33.3% for achievement of threshold performance levels established by the Compensation Committee, 100% for achieving the performance goals in full at the target performance levels, up to a maximum of 135% of the target award if actual performance reached the specified upper achievement thresholds. The award agreements for the 2013 EIP, consistent with the 2012 EIP, provided that if 100% of the established performance goals for Fiscal 2013 were met, then 50% of the RSUs awarded would vest as soon as practical after certification of the results by the Compensation Committee, but no later than 74 days following the end of Fiscal 2012, and 50% would vest on the first anniversary of the vesting date, subject to continued employment on such anniversary. Performance between threshold and target levels, and between target and maximum levels, would be earned on a linear curve pro-rata. If threshold performance was not achieved, then no RSUs would be earned under the 2013 EIP.

With respect to the potential RSUs that could be earned if more than 100% of either performance goal was met (the “2013 Additional Award”), the award agreements provided that none of the 2013 Additional Award RSUs would vest unless the applicable performance metric achieved, i.e., adjusted EBITDA or Free Cash Flow, in Fiscal 2014 was at least equal to or greater than the corresponding performance metric for Fiscal 2013, in all cases as certified by the Compensation Committee. No 2013 Additional Awards were earned by any of the named executive officers.

The Compensation Committee also provided in the award agreements for the named executive officers in the 2013 EIP program that such officers shall be required to hold at least 25% of the shares they receive (net after shares withheld by the Company or sold for withholding tax purposes) for a period of one year after vesting of the shares.

The table below reflects for each participating named executive officer the RSU award amount, the performance metrics selected, the weighting of each performance metric, the percentage of his target award achievable pursuant to the performance goals applicable to his award, the performance required to achieve the threshold, target, and maximum vesting eligibility based on those performance goals, and the percentage payout factor actually achieved:

NEO # of (RSU Award)	Performance Metric	Weight (% of Target Award)	Performance Required to Be Eligible To Vest—Indicated % of RSUs (in $ millions)			Calculated 2013 Payout Factor (% of Target Bonus)
			Threshold (33.3%)	Target (100%)	Maximum (135%)
David R. Lumley (111,111)	Consolidated Adjusted	50%	$485.3	$495.0	$524.7	50.0%
	EBITDA
	Consolidated Adjusted Cash
	Flow	50%	190.0	200.0	210.0	50.0%

Anthony L. Genito and Terry L.	Consolidated Adjusted	50%	485.3	495.0	524.7	50.0%
Polistina (55,555 each)	EBITDA
	Consolidated Adjusted Cash
	Flow	50%	190.0	200.0	210.0	50.0%

Nathan E. Fagre (15,000)	Consolidated Adjusted	50%	485.3	495.0	524.7	50.0%
	EBITDA
	Consolidated Adjusted Cash
	Flow	50%	190.0	200.0	210.0	50.0%

Andreas Rouve (20,000)	Consolidated Adjusted	50%	485.3	495.0	524.7	50.0%
	EBITDA
	Consolidated
	International	40%	113.0	120.0	120.0	40.0%
	EBITDA	10%	190.0	200.0	210.0	50.0%
	Consolidated Adjusted Cash
	Flow

*	The actual fiscal 2013 results for consolidated adjusted EBITDA and Consolidated Adjusted Cash Flow for the Company, in each case excluding the contributions of the HHI and TLM acquisitions, exceeded the Target performance levels but it was determined that the 2013 EIP would be paid at the target performance level.

2014 EIP

The 2014 EIP program is consistent with the design parameters for the prior three years of equity incentive plans, and mirrors the 2014 MIP in most plan design aspects. As with prior years, the award agreements with individual participants will provide that RSUs will vest based on the achievement of the performance goals set for the Company for Fiscal 2014 and on the continued employment of the participant through the fiscal year performance cycle. The Company performance goals are adjusted EBITDA and Free Cash Flow, as with prior years, and the targets are as set forth in the Company’s Annual Operating Plan approved by the Board of Directors. The weighting of these two goals is 50 percent for adjusted EBITDA and 50 percent for Free Cash Flow, again consistent with prior years. The Compensation Committee, with the advice of its compensation consultant, Towers Watson, concluded that the plan design had been successful in motivating management in previous years and accordingly continued the design for 2014.

The two performance goals are earned independently of one another. For the Consolidated Adjusted Cash Flow goal, the achievement of the performance goal is measured on a consolidated Company-wide basis for all the named executive officers (for 50% of their target awards). For the adjusted EBITDA goal, with respect to Mr. Lumley, Mr. Genito and Mr. Fagre, achievement of the goal is also measured on a Company-wide basis (for the remaining 50% of their target awards). For Mr. Rouve, achievement of the adjusted EBITDA goal is measured both on a Company-wide basis (for 10% of his total target award) and on adjusted EBITDA for the consolidated international operations (for 40% of this total target award).

The potential 2014 RSUs that may be earned for each of our participating named executive officers, for the 50% of the award based on adjusted EBITDA, expressed as a percentage of that portion of the award amount, range from 50% for achievement of the threshold adjusted EBITDA performance level established by the Compensation Committee of $690 million, 100% for achieving the performance goal in full at the target performance level of $710 million, and up to a maximum of 150% of the target award if actual performance reaches or exceeds the upper achievement threshold of $749.9 million. For the 50% of the award based on Free Cash Flow, the named executive officers could achieve 50% of this portion of the award for achievement of the threshold Free Cash Flow performance level of $254 million, 100% for achieving the performance goal in full at the target performance level of $340 million, and up to a maximum of 135% of the target award if actual performance reaches or exceeds the upper achievement threshold of $359 million. The award agreements for the 2014 EIP will provide that if an award is earned for Fiscal 2014, then 50% of the RSUs awarded would vest as soon as practical after certification of the results by the Compensation Committee, but no later than 74 days following the end of Fiscal 2014, and 50% would vest on the first anniversary of the vesting date, subject to continued employment on such anniversary. Performance between threshold and target levels, and between target and maximum levels, would be earned based on a linear curve between the various levels. If neither applicable threshold performance is achieved, then no RSUs will be earned under the 2014 EIP.

The plan design for the 2014 EIP is such that the minimum thresholds for earning any award under either goal are set at the level of the prior year’s actual performance. The Compensation Committee also provided in the award agreements for the named executive officers in the 2014 EIP program that such officers shall be required to hold at least 25% of the shares they receive (net after shares applied for tax purposes) for at least one year. In addition, the named executive officers, and all other officers at the Vice President level or higher, are subject to share ownership guidelines discussed below.

The table below reflects for each participating named executive officer the RSU award amount, the performance metrics selected, the weighting of each performance metric, the percentage of his target award achievable pursuant to the performance goals applicable to his or her award, and the performance required to achieve the threshold, target, and maximum vesting eligibility based on those performance goals:

			Performance Required to Be Eligible To Vest—Indicated % of RSUs (in $ millions)
NEO # of (RSU Award)	Performance Metric	Weight (% of Target Award)	Threshold (50%)	Target (100%)	Maximum (200%)
David R. Lumley	Consolidated Adjusted EBITDA	50%	$690.0	$710.0	$773.9
(77,926)	Consolidated Adjusted Cash Flow	50%	254.0	340.0	370.6
Anthony L. Genito	Consolidated Adjusted EBITDA	50%	690.0	710.0	773.9
(35,421)	Consolidated Adjusted Cash Flow	50%	254.0	340.0	370.6
Andreas Rouve	Consolidated Adjusted EBITDA	50%	690.0	710.0	773.9
(18,419)	Consolidated	40%	228.0	246.0	268.1
	International EBITDA	50%	254.0	340.0	370.6
	Consolidated Adjusted
	Cash Flow
Nathan E. Fagre	Consolidated Adjusted EBITDA	50%	690.0	710.0	773.9
(18,419)	Consolidated Adjusted Cash Flow	50%	254.0	340.0	370.6

Special Incentive Program for HHI Integration

In connection with the acquisition of the HHI business from Stanley Black & Decker, Inc., early in Fiscal 2013 the Compensation Committee established a one-time special incentive award (the “HHI Integration Bonus”) for Mr. Lumley, Mr. Genito and Mr. Polistina in light of their critical roles for the achievement of a successful integration of the HHI business with the Company during the coming year. Under this special incentive award, Messrs. Lumley, Genito and Polistina were granted 40,000, 25,000 and 25,000 RSUs, respectively, which would vest following the end of Fiscal 2013 if both (i) the Compensation Committee, in its sole discretion, determined that the HHI business has been successfully integrated (based on specified integration conditions established by the Compensation Committee), and (ii) the Company’s adjusted EBITDA in Fiscal 2013 was at least $485.1 million, which was the actual adjusted EBITDA level for Fiscal 2012. Satisfaction of the integration conditions involved an assessment by the Committee of management’s progress during Fiscal 2013 in: exiting the Transition Services Agreements with Stanley Black & Decker; the business technology integration; the separation of operations at TLM in Taiwan between the Company and Stanley Black & Decker; and the achievement of at least $2.5 million in synergies between the Company and HHI on an annualized basis. In November 2013 the Committee made this evaluation and determined that the applicable conditions had been achieved with respect to the HHI Integration Bonus, and accordingly approved payment of the awards.

Other Compensation Matters

Stock Ownership Guidelines

The Board of Directors believes that certain of the Company’s officers should own and hold Company common stock to further align their interests with the interests of stockholders of the Company and to further promote the Company’s commitment to sound corporate governance. Therefore, effective January 29, 2013, the Board of Directors, upon the recommendation of the Compensation Committee, established stock ownership guidelines applicable to the Company’s named executive officers and all other officers of the Company and its subsidiaries with a level of Vice President or above.

Under the stock ownership guidelines, the applicable officers are expected to achieve the levels of stock ownership indicated below (which equal a dollar value of stock based on a multiple of the officer’s base salary) in the applicable time periods:

Position	$ Value of Stock to be Retained (Multiple of Base Salary)	Years to Achieve
Chief Executive Officer	5x Base Salary	2 years
Chief Financial Officer, Presidents of business units, and General Counsel	3x Base Salary	2 years
Senior Vice Presidents	2x Base Salary	3 years
Vice Presidents	1x Base Salary	3 years

The stock ownership levels attained by an officer are based on shares directly owned by the officer, whether through earned and vested RSU or restricted stock grants or open market purchases. Unvested restricted shares, unvested RSUs and stock options are not counted towards the ownership goals. The Compensation Committee reviews, on an annual basis, the progress of the officers in meeting the guidelines, and in some circumstances failure to meet the guidelines by an officer could result in additional retention requirements or other actions by the Compensation Committee.

In addition, the Chief Executive Officer, Chief Financial Officer, business unit Presidents or General Managers, the General Counsel, and seven other officers also are subject to an additional stock retention requirement, that they must retain at least 25% of their net shares (after tax withholding) for one year after the vesting date of any shares of Company stock received under awards granted for Fiscal 2013 EIP program and the Spectrum 750 Plan.

Deferral and Post-Termination Rights

Retirement Benefits

The Company maintains a 401(k) plan for its employees, including the named executive officers.

Supplemental Executive Life Insurance Program

Each of Messrs. Genito and Lumley participates in a program instituted by the Company pursuant to which the Company on behalf of each participant makes an annual contribution on October 1 each year equal to 15% of such participant’s base salary as of that date into a company-owned executive life insurance policy for such participant. The investment options for each such policy are selected by the participant from among a limited number of alternatives provided by the insurance provider.

Post-Termination Benefits

As described above, the Company has entered into agreements with Messrs. Lumley, Genito, Rouve, and Fagre which govern, among other things, post-termination benefits payable to such named executive officers should his employment with the Company terminate. A detailed description of the post-termination rights and benefits pursuant to each of the agreements described in this paragraph is set forth under the heading “Termination and Change in Control Provisions.”

Perquisites and Benefits

The Company provides certain limited perquisites and other special benefits to certain executives, including the named executive officers. Among these benefits are financial planning services, tax planning services, car allowances or leased car programs, executive medical exams and executive life and disability insurance.

Timing and Pricing of Stock-Based Grants

The Company currently does not issue stock options to any officers or employees. Traditionally, annual grants of restricted stock or RSUs to our named executive officers are made on the date or as soon as practical following the date on which such grants are approved by the Compensation Committee or the Board, or, if the award dictates the achievement of a particular event prior to grant, as soon as practical after the achievement of such event. Under prior plans, for purposes of valuing grant awards, the grant price was the average of the high and low price of a share on the grant date. For awards made under the 2011 Plan (defined below), the grant price is the closing sales price on the exchange on which the Company’s shares are listed on the grant date.

Tax Treatment of Certain Compensation

Pursuant to Section 162(m) of the Internal Revenue Code, the Company may not be able to deduct certain forms of compensation paid to its executives who remain employed at the end of a fiscal year to the extent such compensation exceeds $1,000,000. This section also includes an exception for certain performance-based compensation awards. While the Compensation Committee believes that it is generally in the Company’s best interests to satisfy these deductibility requirements, it retains the right to authorize payments in excess of the deductibility limits if it believes it to be in the interests of the Company and its stockholders. The Company has had in the past, and specifically reserves the right to have in the future, instances where it has paid compensation to its executives that exceed the deductibility limits.

Tax Payments

The Company provides increases in payments to the named executive officers and other management personnel to cover personal income tax due as a result of imputed income in connection with the provision of the following perquisites: car allowance or company leased car, financial planning and tax planning and executive life and disability insurance, and Company required relocation. Beyond these tax\payments, the Company does not make any other payment to the named executive officers to cover personal income taxes.

Governing Plans

On October 21, 2010, our Board of Directors approved the 2011 Omnibus Equity Award Plan (“2011 Plan”), subject to the approval of the stockholders at the 2011 Annual Meeting. The 2011 Plan was subsequently approved at the 2011 Annual Meeting. Prior to the stockholders’ approval of the 2011 Plan, the Company had two active equity award plans, the 2009 Spectrum Brands Holdings, Inc. Incentive Plan (the “2009 Plan”) and the Spectrum Brands Holdings, Inc. 2007 Omnibus Equity Award Plan (the “2007 RH Plan”) (collectively, the “prior plans”). With the approval of the 2011 Plan, no further awards have been or will be made under the 2009 Plan or the 2007 RH Plan. Awards that were made before October 2010 under either of these prior plans continue to be governed by the terms of the 2009 Plan or 2007 RH Plan, as applicable. As of December 1, 2013, we have issued a total of 4,468,878 restricted shares and restricted stock units under the 2011 Plan, the 2009 Plan, and the 2007 RH Plan, and have remaining authorization under the 2011 Plan to issue up to a total of 514,903 shares of our common stock, or options or restricted stock units exercisable for shares of common stock.

Clawback/Forfeiture and Recoupment Policy

Under the 2011 Plan, any equity award agreement granted may be cancelled by the Compensation Committee in its sole discretion, except as prohibited by applicable law, if the participant, without the consent of the Company, while employed by or providing services to the Company or any affiliate or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement or otherwise engages in activity that is in conflict with or adverse to the interest of the Company or any affiliate, including fraud or conduct contributing to any financial restatements or irregularities engaged in activity, as determined by the Compensation Committee in its sole discretion. The Compensation Committee may also provide in any award agreement that the participant will forfeit any gain realized on the vesting or exercise of such award, and must repay the gain to the Company, in each case except as prohibited by applicable law, if (a) the participant engages in any activity referred to in the preceding sentence, or (b) with respect to the 2009 Plan, the amount of any such gain was calculated based on the achievement of certain financial results that were subsequently reduced due to a restatement, and with respect to the 2011 Plan, any amount in excess of what the participant should have received under the terms of the award for any reason (including without limitation by reason of a financial restatement, mistake in calculations or other administrative error). Additionally, pursuant to the 2011 Plan, awards are subject to claw-back, forfeiture or similar requirements to the extent required by applicable law (including without limitation Section 302 of the Sarbanes-Oxley Act and Section 954 of the Dodd Frank Act). None of the equity awards granted under the 2009 Plan expressly included such provisions. All equity awards that have been granted under the 2011 Plan to date do include such provisions.

Executive Compensation Tables

The following tables and footnotes show the compensation earned for service in all capacities during Fiscal 2013, Fiscal 2012, and Fiscal 2011 for the Company for the named executive officers. Except as otherwise indicated with respect to Mr. Fagre, the 2012 stock awards reflect the annual 2012 EIP awards. There was no additional grant in 2012 in respect of the Spectrum 500 Plan, as such grant was made in Fiscal 2011 covering a two year performance period of Fiscal 2011 and 2012. The EIP grants are performance-based equity programs, as discussed in greater detail above under “2011 EIP,” “2012 EIP” and “2013 EIP.” For Fiscal 2013, the awards reflect the 2013 EIP awards, the HHI Intergration Bonus and the Spectrum 750 awards (which cover a two year performance period of Fiscal 2013 and Fiscal 2014). Because the performance period for the Spectrum 750 awards ends on September 30, 2014, it is not known at this time what portion, if any, of the Spectrum 750 awards will be earned.

Summary Compensation Table

Name and Principal Position(1)	Year	Salary $	Stock Awards(2) $	Non- Equity Incentive Plan Compen- sation(3) $	All Other Compen- sation(4) $	Total $
David R. Lumley	2013	882,692	16,837,640	1,035,000	108,710	18,864,041
Chief Executive Officer and	2012	882,692	4,665,500	1,417,950	92,724	7,058,866
President—Global Batteries	2011	882,692	11,247,298	1,500,750	113,371	13,744,111
and President—Home and
Garden

Anthony L. Genito	2013	470,769	7,157,948	480,000	122,058	8,230,775
Executive Vice President,	2012	439,744	2,388,865	657,600	130,691	3,616,900
Chief Financial Officer and	2011	416,827	5,758,971	616,250	1,110,097	7,902,145
Chief Accounting Officer

Andreas Rouve(5)	2013	439,397	1,661,400	354,897	14,062	2,469,757
President—International

Nathan E. Fagre	2013	343,269	1,014,800	210,000	30,561	1,607,429
Senior Vice President,	2012	315,064	444,225	287,700	117,713	1,164,702
General Counsel and	2011	195,367	682,600	217,500	47,561	1,143,028
Secretary

Terry L. Polistina(6)	2013	490,385	7,157,918	—	2,453,473	8,230,775
President—Global	2012	490,385	2,388,865	492,915	54,000	3,426,165
Appliances	2011	492,308	5,758,971	211,859	1,096,484	7,559,622

John A. Heil(7)	2013	250,000	0	—	2,560,242	3,060,941
Former President—Global	2012	490,385	2,388,865	739,000	62,303	3,680,553
Pet Supplies	2011	492,308	5,758,971	512,500	64,793	6,828,572

(1)	Titles included in this column are as of September 30, 2013.
(2)	For Fiscal 2013, this column reflects grants of performance-based restricted stock units under the 2013 EIP, the HHI Integration Bonus and the Spectrum 750 Plan (which is a two-year performance plan and any payout will be determined at the end of Fiscal 2014). The Spectrum 750 Plan is a dollar denominated plan under which the award will be paid in common stock at the current market price on the date of payment. The amounts which may be earned at target and overacheivement are set forth under the section of this Proxy Statement entitled “Spectrum 750”. For Fiscal 2012, this column reflects grants of performance-based restricted stock units under the 2012 EIP, and, with respect to Mr. Fagre only, under the 2011 Plan relating to a one-time grant of 5,000 shares of restricted stock. For Fiscal 2011, this column reflects grants of performance-based restricted stock units under the 2011 EIP and the Spectrum 500 program, which was a two-year, performance-based incentive plan which is no longer in effect. This column reflects the aggregate grant date fair value of the awards computed in accordance with ASC Topic 718. For a discussion of the relevant ASC 718 valuation assumptions, See Note 2, Significant Accounting Policies and Practices, of Notes to Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for Fiscal 2013. The performance-based restricted stock unit awards are subject to performance conditions and the values listed in this column with respect to such awards are based on the probable outcome of such conditions at target as of the grant date. If the conditions for the highest level of performance are achieved, the value of the performance-based restricted stock unit awards at the grant date, for the 2013 EIP, HHI Integration Bonus and Spectrum 750 awards would be as follows: Lumley: 2013 –$23,561,200 (includes $15,000,000 under Spectrum 750), 2012 – $6,220,649, and 2011 – $11,247,296; Genito: 2013 – $9,519,706 (includes $5,000,000 under Spectrum_750), 2012 – $3,185,171, and 2011 – $5,758,971; Fagre: 2013 – 1,369,980 (includes $472,500 under Spectrum 750), 2012 – $376,250, and 2011 – $682,600; Rouve – 2013 $2,242,890 (includes $1,046,250 under Spectrum 750); Polistina: 2013 – $9,519,706 (includes $5,000,000 under Spectrum 750), 2012 – $3,185,171, and 2011 – $5,758,971; Heil: 2013 – $0, 2012 – $3,185,171, and 2011 – $5,758,971. At the lowest level of performance, the performance-based restricted stock unit awards are forfeited. Mr. Polistina forfeited any award under Spectrum 750 in connection with his termination of employment with the Company.
(3)	For Fiscal 2013, this column represents amounts earned under the Company’s 2013 MIP. For Fiscal 2012 and 2011, this column represents amounts earned under the Company’s 2012 and 2011 MIP, as applicable. For additional detail on the plans and the determination of the cash awards thereunder, please refer to the discussion under the headings “Management Incentive Plan” and “Long Term Incentive Plans Background,” and the table entitled “Grants of Plan-Based Awards Table for Fiscal Year 2013” and its accompanying footnotes.
(4)	Please see the following tables for the details of the amounts that comprise the All Other Compensation column.
(5)	All amounts in the table above for Mr. Rouve were denominated in Euros and converted to U.S. dollars at the rate of $1.35199 per Euro, which was the published rate from the OANDA Corporation currency database as of September 30, 2013.
(6)	Mr. Polistina resigned as the Company’s President—Global Appliances effective at the end of September 30, 2013, but continues to serve as a director of Spectrum Brands Holdings, Inc.
(7)	Mr. Heil retired from the Company and resigned as the Company’s President—Global Pet Supplies effective March 31, 2013.

All Other Compensation Table for Fiscal Year 2013

Name	Financial Planning Services Provided to Executive $	Life Insurance Premiums Paid on Executive’s Behalf(1) $	Car Allowance/ Personal Use of Company Car(2) $		Tax Equaliza- tion Payments(3) $	Company Contribu- tions to Executive’s Qualified Retirement Plan(4) $	Separation Payments $		Health Care Insurance Bonus $	Total
David R. Lumley	30,000	16,362	14,250		40,473	7,625	—		—	108,710
Anthony L. Genito	20,000	6,739	60,749	(8)	27,020	7,550	—		—	122,058
Andreas Rouve(5)	—	389	8,670		—	—	—		5,003	14,062
Nathan E. Fagre	—	3,120	18,000		9,441	8,798	—		—	39,359
Terry L. Polistina	20,000	3,195	13,750		16,911	7,500	2,392,117	(6)	—	2,453,473
John A. Heil	20,000	10,665	8,100		17,818	4,039	2,499,620	(7)	—	2,560,242

(1)	The amount represents the life insurance premium paid for the fiscal year. The Company provides life insurance coverage equal to three times base salary for each executive officer.
(2)	The Company sponsors a leased car and car allowance program. Under the leased car program, costs associated with using the vehicle are also provided. These include maintenance, insurance, and license and registration. Under the car allowance program, the executive receives a fixed monthly allowance. Mr. Lumley and Mr. Genito participated in the leased car program. Mr. Heil and Mr. Fagre received up to $1,500 per month for a car allowance, and Mr. Polistina received a $975 per month car allowance.
(3)	Includes tax payments for the financial benefits received for the following executive benefits and perquisites: financial planning, executive life insurance, and executive leased car program, as described under the heading “Tax Payments.”
(4)	Represents amounts contributed under the Company-sponsored 401(k) retirement plan.
(5)	All amounts in the table above for Mr. Rouve were denominated in Euros and converted to U.S. dollars at the rate of $1.35199 per Euro, which was the published rate from the OANDA Corporation currency database as of September 30, 2013.
(6)	Amount represents the following separation payments to Mr. Polistina accrued under the Separation Agreement dated September 16, 2013 between Mr. Polistina and the Company: (i) $1,000,000, which is equal to two times Mr. Polistina’s annual base salary for Fiscal 2013, payable over a period of 24 months; (ii) $985,830, which is equal to two times Mr. Polistina’s 2012 MIP payment, payable over a period of 24 months; (iii) $375,000, representing an additional MIP payment for Fiscal 2013; (iv) $12,320, representing the cost of COBRA healthcare benefits for Mr. Polistina and his dependents for a period of 24 months; and (v) $18,967, representing the value of the purchase of a vehicle at a discount. See “—Executive Specific Provisions—Terry L. Polistina—Polistina Separation Agreement” below.
(7)	Amount represents the following separation payments to Mr. Heil accrued under the Separation Agreement dated December 28, 2012 between Mr. Heil and the Company: (i) $1,000,000, which is equal to two times Mr. Heil’s annual base salary for Fiscal 2012, payable over a period of 24 months; (ii) $1,478,000, which is equal to two times Mr. Heil’s MIP actual payment of 147.8% of annual base salary, payable over a period of 24 months; (iii) $9,616, representing the payment for accrued but unused vacation days; and (iv) $12,004, representing the cost of COBRA healthcare benefits for Mr. Heil and his dependents for a period of 24 months. See “—Executive Specific Provisions—John A. Heil—Heil Separation Agreement” below.
(8)	In Fiscal 2013, Mr. Genito exercised his option under the auto lease program to purchase his leased vehicle at the end of the lease period pursuant to a specified formula, and the difference between the formula price and the estimated fair market value on the purchase date, in the amount of $38,999, was attributed as compensation to Mr. Genito. The remainder of the amount reported for Mr. Genito consists of the auto lease payments prior to the purchase in the amount of $14,250 and the auto allowance for the remainder of the year in the amount of $7,500.

Grants of Plan-Based Awards

The following table and footnotes provide information with respect to equity grants made to the named executive officers indicated in the table during Fiscal 2013 as well as the range of future payouts under non-equity incentive plans for the named executive officers. John A. Heil did not receive any grants of awards during Fiscal 2013, and therefore Mr. Heil is not included in the table below.

Grants of Plan-Based Awards Table for Fiscal Year 2013

Name	Grant Date		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock and Option Awards $

			Threshold $	Target $	Maximum $	Threshold #	Target #	Maximum #
David R. Lumley	11/30/2012	(1)	172,431	1,035,000	2,587,500
	11/30/2012	(2)				—	40,000	—	1,913,200	(3)
	12/27/2012	(2)				37,037	111,111	150,000	4,924,440	(3)

Anthony L. Genito	11/30/2012	(1)	79,968	480,000	960,000
	11/30/2012	(2)				—	25,000	—	1,195,750	(3)
	12/27/2012	(2)				18,518	55,555	74,999	2,462,198	(3)

Andreas Rouve	11/30/2012	(1)	49,980	300,000	600,000
	12/27/2012	(2)				6,667	20,000	27,000	886,400	(3)

Nathan E. Fagre	11/30/2012	(1)	34,986	210,000	420,000
	12/27/2012	(2)				5,000	15,000	20,250	664,800	(3)

Terry L. Polistina	11/30/2012	(1)	62,475	375,000	750,000
	11/30/2012	(2)				—	25,000	—	1,195,750	(3)
	12/27/2012	(2)				18,518	55,555	74,999	2,462,198	(3)

(1)	Represents the threshold, target, and maximum payouts under the Company’s Management Incentive Plan for Fiscal 2013. The actual amounts earned under the plan for Fiscal 2013 are disclosed in the “Summary Compensation Table” as part of the column entitled “Non-Equity Incentive Plan Compensation.” For Mr. Lumley, the maximum payout is equal to 250% of target, while the maximum payout for Messrs. Genito, Rouve, Fagre, Polistina, and Heil is equal to 200% of target.
(2)	Represents the threshold, target, and maximum payouts, denominated in the number of shares of stock, in respect of performance-based restricted stock units granted under the Company’s 2013 EIP. See “Compensation Discussion and Analysis—2013 EIP” for a discussion of the performance measures applicable to the grants.
(3)	Reflects the value at the grant date based upon the probable outcome of the relevant performance conditions at target. This amount is consistent with the estimate of aggregate compensation costs to be recognized over the service period determined as of the grant date under FASB ASC Topic 718, excluding the effect of any estimated forfeitures.

We refer you to the “Compensation Discussion and Analysis” and the “Termination and Change in Control Provisions” sections herein as well as the corresponding footnotes to the tables for material factors necessary for an understanding of the compensation detailed in the above three tables.

Outstanding Equity Awards at Fiscal Year End

The following table and footnotes set forth information regarding outstanding restricted stock and restricted stock unit awards as of September 30, 2013 for the named executive officers. The market value of shares that have not vested was determined by multiplying $65.84, the closing market price of the Company’s stock on September 30, 2013, the last trading day of Fiscal 2013, by the number of shares.

Outstanding Equity Awards at 2013 Fiscal Year-End

	Stock Awards
	Number of Shares or Units of Stock That Have Not Vested #		Market Value of Shares or Units of Stock That Have Not Vested $	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested #		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested $
David R. Lumley	151,899	(1)	10,001,030	151,111	(2)	9,949,148
Anthony L. Genito	77,777	(3)	5,120,838	80,555	(4)	5,303,741
Andreas Rouve	14,250	(5)	938,220	20,000	(6)	1,316,800
Nathan E. Fagre	9,500	(7)	625,480	15,000	(8)	987,600
Terry L. Polistina	77,777	(9)	5,120,838	80,555	(10)	5,303,741
John A. Heil	—		—	—		—

(1)	Represents 36,166 performance-based restricted stock units granted to Mr. Lumley pursuant to the Spectrum 500 Plan, 28,933 performance-based restricted stock units granted pursuant to the 2012 EIP Additional Award, and 86,800 performance-based restricted stock units granted pursuant to the Company’s 2012 EIP. All of these shares have been earned but are not vested.
(2)	Represents 55,555 performance-based restricted stock units granted to Mr. Lumley pursuant to the Company’s 2013 EIP, and 25,000 performance-based restricted stock units granted pursuant to the HHI Integration Bonus. All of these shares are unearned and unvested.
(3)	Represents 18,518 performance-based restricted stock units granted to Mr. Genito pursuant to the Spectrum 500 Plan, 14,815 performance-based restricted stock units granted pursuant to the 2012 EIP Additional Award, and 44,444 performance-based restricted stock units granted pursuant to the Company’s 2012 EIP. All of these shares have been earned but are not vested.
(4)	Represents 55,555 performance-based restricted stock units granted to Mr. Genito pursuant to the Company’s 2013 EIP, and 25,000 performance-based restricted stock units granted pursuant to the HHI Integration Bonus. All of these shares are unearned and unvested.
(5)	Represents 3,750 performance-based restricted stock units granted to Mr. Rouve pursuant to the Spectrum 500 Plan, 3,000 performance-based restricted stock units granted pursuant to the 2012 EIP Additional Award, and 7,500 performance-based restricted stock units granted pursuant to the Company’s 2012 EIP. All of these shares have been earned but are not vested.
(6)	Represents 20,000 performance-based restricted stock units granted to Mr. Rouve pursuant to the Company’s 2013 EIP. All of these shares are unearned and unvested.
(7)	Represents 2,500 performance-based restricted stock units granted to Mr. Fagre pursuant to the Spectrum 500 Plan, 2,000 performance-based restricted stock units granted pursuant to the 2012 EIP Additional Award, and 5,000 performance-based restricted stock units granted pursuant to the Company’s 2012 EIP. All of these shares have been earned but are not vested.
(8)	Represents 15,000 performance-based restricted stock units granted to Mr. Fagre pursuant to the Company’s 2013 EIP. All of these shares are unearned and unvested.
(9)	Represents 18,518 performance-based restricted stock units granted to Mr. Polistina pursuant to the Spectrum 500 Plan, 14,815 performance-based restricted stock units granted pursuant to the 2012 EIP

Additional Award, and 44,444 performance-based restricted stock units granted pursuant to the Company’s 2012 EIP. All of these shares have been earned but are not vested.
(10)	Represents 55,555 performance-based restricted stock units granted to Mr. Polistina pursuant to the Company’s 2013 EIP, and 25,000 performance-based restricted stock units granted pursuant to the HHI Integration Bonus. All of these shares are unearned and unvested.

Option Exercises and Stock Vested

The following table and footnotes provide information regarding stock vesting during Fiscal 2013 for the named executive officers. No options were outstanding during Fiscal 2013.

Option Exercises and Stock Vesting Information for Fiscal Year 2013

	Stock Awards
Name	Number of Shares Acquired on Vesting #	Value Realized On Vesting(1) $
David R. Lumley	238,699	10,905,304
Anthony L. Genito	128,009	5,964,929
Andreas Rouve	31,770	1,487,692
Nathan E. Fagre	14,500	661,555
Terry L. Polistina	199,999	10,704,753
John A. Heil	205,866	10,278,007

(1)	This column reflects the closing price per share of the Company’s common stock on the last trading date on the New York Stock Exchange prior to the applicable vesting date for each grant that vested.

Pension Benefits

None of our named executive officers, except Mr. Rouve, participated in any Company pension plans during or as of the end of Fiscal 2013.

Non-Qualified Deferred Compensation

None of our named executive officers participated in any Company non-qualified deferred compensation programs during or as of the end of Fiscal 2013.

Termination and Change in Control Provisions

Awards under the Company’s Incentive Plans

Awards under the 2011 Plan. During Fiscal 2011, 2012, and 2013 each current named executive officer received and currently holds RSU awards under the 2011 Plan made pursuant to the Company’s incentive programs. Each of these is governed by the 2011 Plan and, as such, contain provisions triggered by a change in control of the Company. For purposes of these incentive plans, change in control generally means the occurrence of any of the following events:

(i)	the acquisition, by any individual, entity or group of beneficial ownership of more than 50% of the combined voting power of the Company’s then outstanding securities;

(ii)	individuals who constituted the Board of Directors at the effective time of the plan and directors who are nominated and elected as their successors from time to time cease for any reason to constitute at least a majority of the Board;

(iii)	consummation of a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other entity, other than (A) a merger or consolidation which results in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no individual, entity or group is or becomes the beneficial owner, directly or indirectly, of voting securities of the Company (not including in the securities beneficially owned by such individual, entity or group any securities acquired directly from the Company or any of its direct or indirect subsidiaries) representing 50% or more of the combined voting power of the Company’s then outstanding voting securities or (C) a merger or consolidation affecting the Company as a result of which a Designated Holder owns after such transaction more than 50% of the combined voting power of the voting securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation; or

(iv)	approval by the stockholders of the Company of either a complete liquidation or dissolution of the Company or the sale or other disposition of all or substantially all of the assets of the Company, other than a sale or disposition by the Company of all or substantially all of the assets of the Company to an entity, more than 50% of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

Provided that, in each case, it shall not be a Change in Control if, immediately following the occurrence of the event described above (i) the record holders of the common stock of the Company immediately prior to the event continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following the event, or (ii) the Harbinger Master Fund, the Harbinger Special Situations Fund, Harbinger Group Inc. (“HRG”), and their respective affiliates and subsidiaries beneficially own, directly or indirectly, more than 50% of the combined voting power of the Company or any successor.

In general, in the event a change in control occurs, the Board of Directors may, in its sole discretion, provide that, with respect to any particular outstanding awards:

(i)	all stock options and stock appreciation rights outstanding as of immediately prior to the change in control will become immediately exercisable;

(ii)	the restricted period shall expire immediately prior to the change in control with respect to up to 100 percent of the then-outstanding shares of restricted stock or RSUs (including, without limitation, a waiver of any applicable performance goals);

(iii)	all incomplete performance periods in effect on the date the change in control occurs shall end on that date, and the Compensation Committee may (i) determine the extent to which performance goals with respect to each such performance period have been met based on such audited or unaudited financial information or other information then available it deems relevant and (ii) cause the participant to receive partial or full payment of awards for each such performance period based upon the Compensation Committee’s determination of the degree of attainment of such performance goals, or assuming that the applicable “target” levels of performance have been attained or on such other basis determined by the Compensation Committee; and

(iv)	any awards previously deferred shall be settled as soon as practicable.

Executive-Specific Provisions

As discussed under the heading “Current Employment and Severance Agreements,” each of the continuing named executive officers are parties to continuing employment or other written agreements with the Company that govern various aspects of the employment relationship, including the rights and obligations of the parties upon termination of that employment relationship. Set forth below is a brief description of the provisions of those agreements with respect to a termination of employment and/or in the event of a change in control.

David R. Lumley

The Lumley Employment Agreement contains the following provisions applicable upon the termination of Mr. Lumley’s employment with the Company or in the event of a change in control of the Company.

Termination for Cause or Voluntary Termination by the Executive (other than for Good Reason). In the event that the Mr. Lumley is terminated for “cause” or terminates his employment voluntarily, other than for “good reason,” Mr. Lumley’s salary and other benefits provided under his employment agreement cease at the time of such termination and Mr. Lumley is entitled to no further compensation under his employment agreement. Notwithstanding this, Mr. Lumley would be entitled to continue to participate in the Company’s medical benefit plans to the extent required by law. Further, upon such termination of employment, the Company would pay to the executive accrued pay and benefits.

Termination without Cause or for Good Reason, Death or Disability. If the employment of Mr. Lumley with the Company is terminated by the Company without “cause,” by Mr. Lumley for “good reason,” or due to Mr. Lumley’s death or disability, Mr. Lumley would be entitled to receive certain post-termination benefits, detailed below, contingent upon execution of a separation agreement with a release of claims agreeable to the Company within 60 days following his termination date. In such event the Company will:

•	pay Mr. Lumley an amount equal to two times the sum of (i) Mr. Lumley’s base salary in effect immediately prior to his termination, and (ii) Mr. Lumley’s target annual bonus in respect of the fiscal year ending immediately prior to the fiscal year in which the executive was terminated, such amount to be paid ratably over the 24-month period commencing on the 60th day following the executive’s termination;

•	pay Mr. Lumley $25,000 on the first anniversary of his termination date;

•	pay Mr. Lumley the pro rata portion (based on number of weeks worked) of the annual bonus (if any) earned by him pursuant to any annual bonus or incentive plan maintained by the Company in respect of the fiscal year in which such termination occurs, to be paid at the time such bonuses are paid to continuing employees of the Company for such fiscal year; and

•	for the 24-month period immediately following such termination, arrange to provide Mr. Lumley and his dependents with insurance and other benefits generally made available from time to time by the Company to its senior executives, on a basis substantially similar to those provided to Mr. Lumley and his dependents by the Company immediately prior to the date of termination at no greater cost to the executive or the Company than the cost to Mr. Lumley and the Company immediately prior to such date.

For Mr. Lumley, “good reason” is defined, in general, subject to notification and Company cure rights, as the occurrence of any of the following events without such executive’s consent:

•	any reduction in his annual base salary or target annual bonus opportunity then in effect;

•	the required relocation of Mr. Lumley’s place of principal employment to an office more than 75 miles, from Mr. Lumley’s current office, or the requirement by the Company that the executive be based at an office other than the such executive’s current office on an extended basis;

•	a substantial diminution or other substantive adverse change in the nature or scope of Mr. Lumley’s responsibilities, authorities, powers, functions, or duties; or

•	a breach by the Company of any of its other material obligations under the Lumley Employment Agreement.

For Mr. Lumley, “cause” is defined, in general, subject to notification and cure rights as described above in “Use of Employment Agreements,” as the occurrence of any of the following events: (i) the commission by Mr. Lumley of any deliberate and premeditated act taken in bad faith against the interests of the Company which causes, or is reasonably anticipated to cause, material harm to the Company or its reputation; (ii) Mr. Lumley has been convicted of, or pleads nolo contendere with respect to any felony, or of any lesser crime or offense having as its predicate element fraud, dishonesty or misappropriation of the property of the Company that causes, or is reasonably anticipated to cause, material harm to the Company; (iii) the habitual drug addiction of Mr. Lumley, or habitual intoxication of Mr. Lumley, which negatively impacts his job performance, or Mr. Lumley’s failure of a company-required drug test; (iv) the willful failure or refusal of Mr. Lumley to perform his duties or follow the direction of the Board of Directors; or (v) Mr. Lumley materially breaches any of the terms of the Lumley Employment Agreement or any other material written agreement between Mr. Lumley and the Company.

All of the benefits detailed above would cease immediately upon the discovery by the Company of Mr. Lumley’s breach of the employment agreement provisions titled “agreement not to compete” and “secret processes and confidentiality.” The Lumley Employment Agreement includes non-competition and non-solicitation provisions that extend for two years following Mr. Lumley’s termination and confidentiality provisions that extend for seven years following Mr. Lumley’s termination.

Anthony L. Genito

The Genito Employment Agreement contains the following provisions applicable upon the termination of Mr. Genito’s employment with the Company or in the event of a change in control of the Company.

Termination for Cause or Voluntary Termination by the Executive (other than for Good Reason). In the event that Mr. Genito is terminated for “cause” or terminates his employment voluntarily, other than for “good reason,” Mr. Genito’s salary and other benefits provided under his employment agreement cease at the time of such termination and Mr. Genito is entitled to no further compensation under his employment agreement. Notwithstanding this, Mr. Genito would be entitled to continue to participate in the Company’s medical benefit plans to the extent required by law. Further, upon any such termination of employment, the Company would pay to Mr. Genito accrued pay and benefits.

Termination without Cause or for Good Reason, Death or Disability. If the employment of Mr. Genito with the Company is terminated by the Company without “cause,” by Mr. Genito for “good reason,” or due to Mr. Genito’s death or disability, or by virtue of a non-renewal of the employment agreement, Mr. Genito is entitled to receive certain post-termination benefits, detailed below, contingent upon execution of a separation agreement with a release of claims agreeable to the Company. In such event the Company will:

•	pay Mr. Genito two times the sum of Mr. Genito’s (i) base salary in effect immediately prior to his termination, and (ii) target annual bonus award for the fiscal year immediately preceding the fiscal year in which such termination occurs ratably over the 24-month period immediately following his termination;

•	pay Mr. Genito the pro rata portion of the annual bonus (if any) earned by him pursuant to any annual bonus or incentive plan maintained by the Company in respect of the fiscal year in which such termination occurs, to be paid at the time such bonuses are paid to continuing employees of the Company for such fiscal year, but no later than December 31 immediately following the end of the fiscal year in which such termination occurs; and

•	for the 24-month period immediately following such termination arrange to provide Mr. Genito and his dependents with insurance and other benefits on a basis substantially similar to those provided to Mr. Genito and his dependents by the Company immediately prior to the date of termination at no greater cost to Mr. Genito or the Company than the cost to Mr. Genito and the Company immediately prior to such date.

Change in Control. Under the Genito Employment Agreement, Mr. Genito may elect to terminate his employment within 60 days following a change in control (as defined under the 2011 Plan). Such termination by Mr. Genito will be treated as a termination by the Company without “cause,” and Mr. Genito would be entitled to the benefits described above within “Termination without Cause or for Good Reason, Death or Disability.” The Company may require that Mr. Genito remain employed by the Company for up to a maximum of 6 months following the change in control.

For Mr. Genito, “good reason” is defined, in general, subject to notification and cure rights as described above under the heading “Use of Employment Agreements,” as, the occurrence of any of the following events without Mr. Genito’s consent:

•	any material reduction in Mr. Genito’s annual base salary;

•	the required relocation of Mr. Genito’s place of principal employment to an office more than 50 miles, from Mr. Genito’s current office, or the requirement by the Company that Mr. Genito be based at an office other than the his current office on an extended basis;

•	a substantial diminution or other substantive adverse change in the nature or scope of Mr. Genito’s responsibilities, authorities, powers, functions, or duties, provided that the Company may replace Mr. Genito as Chief Accounting Officer of the Company without implicating this subsection;

•	a breach by the Company of any of its other material obligations under the Genito Employment Agreement; or

•	the failure of the Company to obtain the agreement of any successor to the Company to assume and agree to perform the Genito Employment Agreement.

For Mr. Genito, “cause” is defined, in general, subject to notification and cure rights as described above in “Use of Employment Agreements,” as the occurrence of any of the following events: (i) the commission by Mr. Genito of any deliberate and premeditated act taken by Mr. Genito in bad faith against the interests of the Company; (ii) Mr. Genito has been convicted of, or pleads nolo contendere with respect to any felony, or of any lesser crime or offense having as its predicate element fraud, dishonesty or misappropriation of the property of the Company; (iii) the habitual drug addiction or intoxication of Mr. Genito which negatively impacts his job performance or Mr. Genito’s failure of a company-required drug test; (iv) the willful failure or refusal of Mr. Genito to perform his duties as set forth herein or the willful failure or refusal to follow the direction of the Chief Executive Officer; or (v) Mr. Genito materially breaches any of the terms of the Genito Employment Agreement.

The above benefits will cease immediately upon the discovery by the Company of Mr. Genito’s breach of the non-compete and non-solicitation provisions or the secret processes and confidentiality provisions included in his employment agreement. The Genito Employment Agreement includes non-competition and non-solicitation provisions that extend for one year following Mr. Genito’s termination and confidentiality provisions that extend for two years following Mr. Genito’s termination.

Andreas Rouve

The Rouve Employment Agreement contains the following provisions applicable upon the termination of Mr. Rouve’s employment with the Company.

Termination for Cause or Voluntary Termination by the Executive (other than for Good Reason). In the event that Mr. Rouve is terminated for “cause” or terminates his employment voluntarily, other than for “good reason,” Mr. Rouve’s salary and other benefits provided under his employment agreement cease at the time of such termination and Mr. Rouve is entitled to no further compensation under his employment agreement. Notwithstanding this, Mr. Rouve would be entitled to continue to participate in the Company’s medical benefit plans to the extent required by law. Further, upon any such termination of employment, the Company would pay to Mr. Rouve accrued pay and benefits.

Termination without Cause or for Good Reason, Death or Disability. If the employment of Mr. Rouve with the Company is terminated by the Company without “cause,” by Mr. Rouve for “good reason,” or due to Mr. Rouve’s death or disability, Mr. Rouve is entitled to receive certain post-termination benefits, detailed below. In such event the Company will:

•	pay Mr. Rouve two times the sum of Mr. Rouve’s (i) base salary in effect immediately prior to his termination, and (ii) annual bonus (if any) awarded for the fiscal year immediately preceding the fiscal year in which such termination occurs ratably over the 12-month period immediately following his termination; and

•	for the 24-month period immediately following such termination arrange to provide Mr. Rouve and his dependents with insurance and other benefits on a basis substantially similar to those provided to Mr. Rouve and his dependents by the Company immediately prior to the date of termination at no greater cost to Mr. Rouve or the Company than the cost to Mr. Rouve and the Company immediately prior to such date.

The above benefits will cease immediately upon the discovery by the Company of Mr. Rouve’s breach of the agreement not to compete, confidentiality and non-solicitation provisions included in the Rouve Employment Agreement. The Rouve Employment Agreement includes a non-competition provision that extends for one year following Mr. Rouve’s termination and the confidentiality provisions and non-solicitation provisions that survive termination of the agreement. As compensation for these post-contractual non-competition obligations, in the event Mr. Rouve is terminated for cause, Mr. Rouve will receive 50% of his last received contractual salary for the non-competition period.

For Mr. Rouve, “good reason” is defined, in general, subject to notification and cure rights as described above under the heading “Use of Employment Agreements,” as the occurrence of any of the following events without Mr. Rouve’s consent:

•	any material reduction in Mr. Rouve’s annual base salary;

•	the required relocation of Mr. Rouve’s place of principal employment to an office more than 50 miles from Mr. Rouve’s current office, or the requirement by the Company that Mr. Rouve be based at an office other than his current office on an extended basis;

•	a material diminution or other substantive adverse change in the nature or scope of Mr. Rouve’s responsibilities, authorities, powers, functions, or duties; or

•	a material breach by the Company of any of its other material obligations under the Rouve Employment Agreement and the Company’s failure to cure that breach within 30 days of written notice from Mr. Rouve.

The Company’s subsidiary, Rayovac Europe GmbH (“Rayovac Europe”) also assumed the obligations of the Pension Agreement between Mr. Rouve and VARTA Geratebatterie GmbH dated May 17, 1989 as supplemented on July 1, 1999 (“Rouve Pension Agreement”). Under the Rouve Pension Agreement, pension payments will be paid to Mr. Rouve upon permanent disablement, reaching 65 years of life or earlier retirement at the requirement of the Company. Pension pay will be $47,320 (€35,000) per year. In the case of resignation or termination the acquired pension benefit is nonlapsable. The pension plan is based on accruals during the employment period of Mr. Rouve, for which Rayovac Europe makes all contributions to the accrual. As of September 30, 2013 the accrual for Mr. Rouve’s pension plan equalled $111,539 (€82,500). Rayovac Europe’s annual allocation to the accrual amounts to is $3,245 (€2,400). Every 3 years after retirement the current pay will be increased according Employers’ Retirement Benefits Law (Betriebsrentengesetz). All amounts in this paragraph for Mr. Rouve were denominated in Euros and converted to U.S. dollars at the rate of $1.35199 per Euro, which was the published rate from the OANDA Corporation currency database as of September 30, 2013.

Nathan E. Fagre

The Fagre Severance Agreement contains the following provisions applicable upon the termination of Mr. Fagre’s employment with the Company or in the event of a change in control of the Company.

Termination for Cause or Voluntary Termination by the Executive. In the event that Mr. Fagre is terminated for “cause” or terminates his employment voluntarily, Mr. Fagre’s salary and other benefits provided under his severance agreement cease at the time of such termination and Mr. Fagre is entitled to no further compensation under his severance agreement. Notwithstanding this, Mr. Fagre would be entitled to continue to participate in the Company’s medical benefit plans to the extent required by law. Further, upon any such termination of employment, the Company would pay to Mr. Fagre accrued pay and benefits.

Termination without Cause or for Death or Disability. If the employment of Mr. Fagre with the Company is terminated by the Company without “cause” or due to Mr. Fagre’s death or disability, Mr. Fagre is entitled to receive certain post-termination benefits, detailed below, contingent upon execution of a separation agreement with a release of claims agreeable to the Company within 30 days following his termination date. In such event the Company will pay Mr. Fagre an amount in cash equal to the sum of Mr. Fagre’s (i) annual base salary in effect immediately prior to Mr. Fagre’s termination and (ii) target annual bonus award for the fiscal year immediately preceding the fiscal year in which such termination occurs, to be paid ratably over the 12-month period immediately following his termination. In addition, for the 12 month period immediately following such termination, the Company will arrange to provide Mr. Fagre and his dependents with insurance and other benefits on a basis substantially similar to those provided to Mr. Fagre and his dependents prior to his termination. For Mr. Fagre, “cause” is defined, in general, subject to notification and cure rights as described above in “Use of Employment Agreements,” as the occurrence of any of the following events: (i) the commission by Mr. Fagre of any deliberate and premeditated act taken by Mr. Fagre in bad faith against the interests of the Company; (ii) Mr. Fagre has been convicted of, or pleads nolo contendere with respect to any felony or other crime, the elements of which are substantially related to the duties and responsibilities associated with the Executive’s employment; (iii) Mr. Fagre’s willful misconduct; (iv) the willful failure or refusal of Mr. Fagre to perform his duties as set forth herein or the willful failure or refusal to follow the direction of the Chief Executive Officer or the Board of Directors; or (v) Mr. Fagre materially breaches any of the terms of the Fagre Severance Agreement.

The above benefits will cease immediately upon the discovery by the Company of Mr. Fagre’s breach of the agreement not to compete and secret processes and confidentiality provisions included in the Fagre Severance Agreement. The Fagre Severance Agreement includes non-competition and non-solicitation provisions that extend for two years following Mr. Fagre’s termination and confidentiality provisions that extend for seven years.

Polistina Separation Agreement

On September 16, 2013, Spectrum and Mr. Polistina mutually agreed that, effective September 30, 2013, Mr. Polistina’s employment with the Company would terminate without cause and that he would resign from any and all titles, positions and appointments that he holds with the Company with the exception of his position as a director of Spectrum Brands Holdings, Inc. In connection with his resignation, the Company and Mr. Polistina entered into a Separation Agreement (the “Polistina Separation Agreement”).

Under the terms of the Polistina Separation Agreement, Mr. Polistina will receive the following cash separation payments: (i) $1,000,000, which is equal to two (2) times Mr. Polistina’s annual base salary for fiscal year 2013, payable over a period of twenty-four (24) months; (ii) $985,830, which is equal to two (2) times Mr. Polistina’s 2012 MIP payable over a period of twenty-four (24) months; (iii) an additional MIP payment for 2013 equal to the amount determined for Mr. Polistina pursuant to the Company’s 2013 MIP based on actual performance results for the Company’s 2013 fiscal year, which amount will be paid at the same time as other payments are made to 2013 MIP participants, and in any case no later than December 31, 2013; (iv) payment for accrued but unused vacation days; (v) for a period of twenty-four months, a monthly payment equal to the monthly COBRA continuation coverage cost; (vi) his Executive Life Insurance benefit for Mr. Polistina and his eligible dependents for twenty-four (24) months at the level and of the type provided to active employees of the Company from time to time; (vii) entitlement to purchase his Company vehicle pursuant to Company policy; and (viii) the reimbursement of any unreimbursed business expenses.

Previously earned performance shares under the 2012 Equity Incentive Plan, 2012 EIP Additional Award and Spectrum 500 Plan that have not previously vested, will vest following the release by Mr. Polistina referred to below becoming effective and irrevocable. In addition, Mr. Polistina will be eligible to vest in restricted stock units under the 2013 EIP and the HHI integration bonus award programs, in accordance with the terms of the applicable award agreements, only if and to the extent that the applicable performance criteria are met, following the end of fiscal year 2013. The Polistina Separation Agreement provided that Mr. Polistina would not be eligible for any awards under the Spectrum 750 Plan, the 2014 EIP or the 2014 MIP.

Mr. Polistina has executed a customary release of potential claims against the Company.

Heil Separation Agreement

On December 28, 2012, the Company and Mr. Heil mutually agreed that, effective March 31, 2013, Mr. Heil would retire and resign from any and all titles, positions and appointments that he holds with the Company. In connection with his resignations, the Company and Mr. Heil entered into a Separation Agreement (the “Heil Separation Agreement”). Pursuant to the terms of the Heil Separation Agreement, Mr. Heil continued to serve as President of the Global Pet Supplies Division and assisted in transitioning operations through March 31, 2013.

Also, under the terms of the Heil Separation Agreement, Mr. Heil became entitled to receive the following separation payments: (i) $1,000,000, which is equal to two (2) times Mr. Heil’s annual base salary for fiscal year 2012, payable over a period of twenty-four (24) months; (ii) $1,478,000, which is equal to two (2) times Mr. Heil’s 2012 MIP actual payment of 147.8% of annual base salary, payable over a period of twenty-four (24) months; (iii) an additional pro-rated MIP payment for 2013 equal to the amount determined for Mr. Heil pursuant to the Company’s 2013 MIP based on actual performance results for the Company’s 2013 fiscal year and using Mr. Heil’s 2013 MIP target of 100% of annual base salary, which amount will be pro-rated based on the number of days during fiscal year 2013 during which Mr. Heil was actually employed by the Company, which amount will be paid at the same time as other payments are made to 2013 MIP participants, and in any case no later than December 31, 2013; (iv) payment for accrued but unused vacation days; (v) reimbursement of any unreimbursed business expenses; (vi) for a period of twenty-four months, a monthly payment equal to the monthly continuation coverage cost under Internal Revenue Code (“Code”) section 4980B (“as of the date of his termination for medical, dental, vision and prescription drug benefits for Mr. Heil and his eligible dependents equal to the level and type provided to active employees of the Company from time to time; (vii) and his Executive Life Insurance benefit for Mr. Heil and his eligible dependents for twenty-four months (24) at the level and of the type provided to active employees of the Company from time to time. Mr. Heil has executed a customary release of potential claims against the Company.

Tables of Amounts Payable Upon Termination or Change of Control

The following tables set forth the amounts that would have been payable at September 30, 2013 to each of the named executive officers who are currently employed by the Company under the various scenarios for termination of employment or a change-in-control of the Company had such scenarios occurred on September 30, 2013. Terry Polistina resigned as the Company’s President—Global Appliances effective September 30, 2013 and he executed a Separation Agreement with the Company in connection with his resignation (see “Polistina Separation Agreement” above). The amounts accrued in connection with the payments made or to be made to Mr. Polistina in connection with his resignation from the Company are set forth below in “Payments to Terry L. Polistina Upon Resignation.” Additionally, John A. Heil retired from the Company and resigned as the Company’s President—Global Pet Supplies effective March 31, 2013, and he executed a Separation Agreement with the Company in connection with his retirement and resignation (see “Heil Separation Agreement” above). The amounts accrued in connection with the payments made or to be made to Mr. Heil in connection with his retirement and resignation are set forth below in “Payments to John A. Heil Upon Retirement.”

Termination Scenarios (assumes termination 9/30/2013)

David Lumley	Termination Scenarios
Component	Voluntary/ For Cause	Good Reason	Without Cause	Death	Disability	Change In Control (CIC & Exec Term)
Cash Severance1	$—	$3,870,000	$3,870,000	$3,870,000	$3,870,000	$3,870,000
Additional Award2	$—	$25,000	$25,000	$25,000	$25,000	$25,000

Equity Awards (Intrinsic Value)3
Unvested restricted stock4	$—	$19,950,178	$19,950,178	$5,014,769	$5,014,769	$19,950,178

Other Benefits
Health and Welfare5	$—	$2,115	$2,115	$2,115	$2,115	$2,115
Leased Vehicle6	$—	$14,250	$14,250	$14,250	$14,250	$14,250
Tax Gross-Up7	$—	$—	$—	$—	$—	$—
Total	$—	$23,861,543	$23,861,543	$8,926,134	$8,926,134	$23,861,543

1	Reflects cash severance payment of 2x the sum of the executive’s current base salary and the target 2012 fiscal year bonus. Payments will be made in monthly installments over a period of 24 months.
2	Amount reflects an additional cash payment that will be made on the first anniversary of the termination date.
3	All equity valued using a $65.84 stock price which is Spectrum’s closing stock price on September 30, 2013.
4	Upon a termination for good reason, without cause or change in control the EIP awards granted in 2012 and 2013 immediately vest. Upon a voluntary termination, termination for cause, death or disability the awards are forfeited. Because the performance periods for the Spectrum 500 and HHI Integration awards have lapsed (September 30, 2012 and September 30, 2013, respectively), the earned amount of the performance-based vesting portion of the equivalent amount of the service-based portion of the award immediately vests upon a termination for death, disability, for good reason, without cause or a change in control.
5	Reflects 24 months of insurance and other benefits continuation for the executive and their dependents.
6	Reflects 12 months of car allowance continuation.
7	The executive would not owe an excise tax payment if a change in control occurred at fiscal year end according to section 280G under the Internal Revenue Code. The company does not provide any tax gross-up payment to cover excise taxes.

Termination Scenarios (assumes termination 9/30/2013)

Anthony Genito	Termination Scenarios
Component	Voluntary/ For Cause	Good Reason	Without Cause	Death	Disability	Change In Control (CIC & Exec Term)
Cash Severance1	$—	$1,920,000	$1,920,000	$1,920,000	$1,920,000	$1,920,000

Equity Awards (Intrinsic Value)2
Unvested restricted stock3	$—	$8,595,807	$8,595,807	$2,865,291	$2,865,291	$8,595,807

Other Benefits
Health and Welfare4	$—	$2,115	$2,115	$2,115	$2,115	$2,115
Leased Vehicle5	$—	$14,250	$14,250	$14,250	$14,250	$14,250

Tax Gross-Up6	$—	$—	$—	$—	$—	$—
Total	$—	$10,532,172	$10,532,172	$4,801,656	$4,801,656	$10,532,172

1	Reflects cash severance payment of 2x the sum of the executive’s current base salary and the target 2013 fiscal year bonus. Payments will be made in monthly installments over a period of 24 months.
2	All equity valued using a $65.84 stock price which is Spectrum’s closing stock price on September 30, 2013.
3	Upon a termination for good reason, without cause or change in control the EIP awards granted in 2012 and 2013 immediately vest. Upon a voluntary termination, termination for cause, death or disability the awards are forfeited. Because the performance periods for the Spectrum 500 and HHI Integration awards have lapsed (September 30, 2012 and September 30, 2013, respectively), the earned amount of the performance-based vesting portion of the equivalent amount of the service-based portion of the award immediately vests upon a termination for death, disability, for good reason, without cause or a change in control.

4	Reflects 24 months of insurance and other benefits continuation for the executive and their dependents.
5	Reflects 12 months of car allowance continuation.
6	The executive would not owe an excise tax payment if a change in control occurred at fiscal year end according to section 280G under the Internal Revenue Code. The company does not provide any tax gross-up payment to cover excise taxes.

Termination Scenarios (assumes termination 9/30/2013)

Nathan Fagre	Termination Scenarios
Component	Voluntary/ For Cause	Good Reason	Without Cause	Death	Disability	Change In Control (CIC & Exec Term)
Cash Severance1	$—	$—	$175,000	$175,000	$175,000	$175,000

Equity Awards (Intrinsic Value)2
Unvested restricted stock3	$—	$1,613,080	$1,613,080	$164,600	$164,600	$1,613,080

Other Benefits
Health and Welfare4	$—	$—	$1,057	$1,057	$1,057	$1,057

Tax Gross-Up5	$—	$—	$—	$—	$—	$—

Total	$—	$1,613,080	$1,789,137	$340,657	$340,657	$1,789,137

1	Reflects cash severance payment of 6 months of the executive’s current base salary. Payments will be made in semi-monthly installments over 12 months.
2	All equity valued using a $65.84 stock price which is Spectrum’s closing stock price on September 30, 2013.
3	Upon a termination for good reason, without cause or change in control the EIP awards granted in 2012 and 2013 immediately vest. Upon a voluntary termination, termination for cause, death or disability the awards are forfeited. Because the performance period for the Spectrum 500 award has lapsed (September 30, 2012), the earned amount of the performance-based vesting portion of the equivalent amount of the service-based portion of the award immediately vests upon a termination for death, disability, for good reason, without cause or a change in control.
4	Reflects 6 months of insurance and other benefits continuation for the executive and their dependents.
5	The executive would not owe an excise tax payment if a change in control occurred at fiscal year end according to section 280G under the Internal Revenue Code. The company does not provide any tax gross-up payment to cover excise taxes.

Termination Scenarios (assumes termination 9/30/2013)

Andreas Rouve	Termination Scenarios
Component	Voluntary/ For Cause	Good Reason	Without Cause	Death	Disability	Change In Control (CIC & Exec Term)
Cash Severance[1]	$—	$—	$1,406,069	$1,406,069	$1,406,069	$1,406,069

Equity Awards (Intrinsic Value)2
Unvested restricted stock3	$—	$2,255,020	$2,255,020	$246,900	$246,900	$2,255,020

Other Benefits
Health and Welfare4	$—	$—	$—	$—	$—	$—

Tax Gross-Up5	$—	$—	$—	$—	$—	$—

Total	$—	$2,255,020	$3,661,089	$1,652,969	$1,652,969	$3,661,089

1	Reflects cash severance payment of 2x the sum of the executive’s current base salary and the target 2012 fiscal year bonus. Payments will be made in monthly installments over a period of 24 months.
2	All equity valued using a $65.84 stock price which is Spectrum’s closing stock price on September 30, 2013.
3	Upon a termination for good reason, without cause or change in control the EIP awards granted in 2012 and 2013 immediately vest. Upon a voluntary termination, termination for cause, death or disability the awards are forfeited. Because the performance period for the Spectrum 500 award has lapsed (September 30, 2012), the earned amount of the performance-based vesting portion of the equivalent amount of the service-based portion of the award immediately vests upon a termination for death, disability, for good reason, without cause or a change in control.
4	Health and welfare benefits are statutory, and not covered by the Company.
5	The executive would not owe an excise tax payment if a change in control occurred at fiscal year end according to section 280G under the Internal Revenue Code. The company does not provide any tax gross-up payment to cover excise taxes.

Payments to Terry L. Polistina Upon Resignation

As discussed above, Terry L. Polistina’s employment with the Company terminated and he resigned from any and all titles, positions, and appointments with the Company, with the exception of his position as a director of Spectrum Brands Holdings, Inc., effective at the end of September 30, 2013. Therefore, the following chart illustrates the actual amounts accrued in connection with payments made or to be made to Mr. Polistina under the Polistina Separation Agreement:

Name	Base Salary(1) $	2012 MIP Payment(2) $	2013 MIP Payment(3) $	Healthcare Benefits(4) $	Vehicle(5) $
Terry L. Polistina	1,000,000	985,830	375,000	12,320	18,967

(1)	Represents two times Mr. Polistina’s annual base salary for Fiscal 2013, which is payable over a period of 24 months.
(2)	Represents two times Mr. Polistina’s 2012 MIP payment, which is payable over a period of 24 months.
(3)	Represents an additional MIP payment for Fiscal 2013.
(4)	Represents the cost of COBRA healthcare benefits for Mr. Polistina and his dependents for a period of 24 months.
(5)	Represents the value of the purchase of a vehicle at a discount.

Payments to John A. Heil Upon Retirement

As discussed above, John A. Heil retired from the Company and resigned as the Company’s President—Global Pet Supplies effective March 31, 2013. Therefore, the following chart illustrates the actual amounts accrued in connection with payments made or to be made to Mr. Heil under the Heil Separation Agreement:

Name	Base Salary(1) $	MIP Payment(2) $	Vacation Pay(3) $	Healthcare Benefits(4) $
John A. Heil	1,000,000	1,478,000	9,616	12,004

(1)	Represents two times Mr. Heil’s annual base salary for Fiscal 2012, which is payable over a period of 24 months.
(2)	Represents two times Mr. Heil’s actual MIP payment of 147.8% of annual base salary, which is payable over a period of 24 months.
(3)	Represents the payment for accrued but unused vacation days.
(4)	Represents the cost of COBRA healthcare benefits for Mr. Heil and his dependents for a period of 24 months.

Director Compensation

The Compensation Committee is responsible for approving, subject to review by the Board of Directors as a whole, compensation programs for our non-employee directors. In that function, the Compensation Committee considers market data regarding director compensation and evaluates the Company’s director compensation practices in light of that data and the characteristics of the Company as a whole, with the assistance of its outside consultant, Towers Watson, and outside counsel.

After reviewing current director compensation benchmarking data with its independent compensation advisors, the Compensation Committee has approved a compensation program for our non-employee directors. In this regard, each non-employee director receives an annual cash retainer of $105,000 and an annual grant of restricted stock units equal to that number of shares of the Company’s common stock with a value on the date of grant of $105,000. The Chair of the Audit Committee receives an additional annual cash retainer of $20,000, and the Chairs of the Nominating and Corporate Governance Committee and the Compensation Committee each receive an additional annual cash retainer of $15,000. Directors are permitted to make an annual election to receive all of their director compensation in the form of Company stock on a deferred vesting schedule in lieu of cash.

In April 2013, the Board of Directors determined to establish Stock Ownership Guidelines for Directors (such guidelines had been established for officers of the Company, including the named executive officers, in January 2013). Under these guidelines for Directors, each Director is expected to hold shares of the Company’s common stock equal to at least one times the Director’s annual compensation for service as a director.

For Fiscal 2013, the grants of restricted stock units were made in November 2012 and vested on September 30, 2013. For Fiscal 2014, the grants of restricted stock units were made in November 2013 and will vest on September 30, 2014.

David M. Maura and Omar M. Asali, directors who also are employees of Harbinger Group Inc., did not participate in the annual director compensation program in Fiscal 2013. Directors who were employees of the Company during Fiscal 2013, which includes David R. Lumley and Terry L. Polistina, received no additional compensation for their service as directors of the Company.

The table set forth below, together with its footnotes, provides information regarding compensation paid to the Company’s directors for Fiscal 2013. Directors who received no compensation as a director during Fiscal 2013 are omitted from the table.

Director Compensation Table for Fiscal Year 2013

Name(1)	Fees Earned or Paid in Cash $	Stock Awards(2) $	All Other Compensation $	Total $
Kenneth C. Ambrecht	120,000	105,000	—	225,000
Eugene I. Davis	125,000	105,000	—	230,000
Norman S. Matthews	—	105,000	—	105,000
Hugh R. Rovit	105,000	105,000	—	210,000
Virginia A. Kamsky(3)	52,500	105,000	—	157,500
Marc S. Kirschner(3)	52,500	105,000	—	157,000

(1)	This column reflects only directors who received compensation during Fiscal 2013. Note that David R. Lumley, David M. Maura, Terry L. Polistina, and Omar M. Asali are current directors not reflected in this table.
(2)	This column reflects the aggregate grant date fair value of the awards in accordance with ASC Topic 718, which were granted in November 2012 and vested in full on September 28, 2013. No director held shares of unvested restricted stock as of September 30, 2013.
(3)	Not serving as a director as of the end of Fiscal 2013.

Compensation Committee Interlocks and Insider Participation

Compensation policies for Spectrum Holdings’ and Spectrum’s named executive officers are developed, adopted, reviewed and maintained by the Compensation Committee of Spectrum Holdings. None of our executive officers serves a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

All of Spectrum’s issued and outstanding common stock is held by SB/RH Holdings, our direct parent and a wholly owned subsidiary of SB Holdings.

TRANSACTIONS WITH RELATED PERSONS

Merger Agreement and Exchange Agreement

On June 16, 2010 (the “Closing Date”), SB Holdings completed the merger with Russell Hobbs, Inc. (“Russell Hobbs”) (the “Merger) pursuant to the Agreement and Plan of Merger, dated as of February 9, 2010, as amended on March 1, 2010, March 26, 2010 and April 30, 2010, by and among SB Holdings, Russell Hobbs, Spectrum Brands, Battery Merger Corp., and Grill Merger Corp. (the “Merger Agreement”). As a result of the Merger, each of Spectrum Brands and Russell Hobbs became a wholly-owned subsidiary of SB Holdings. At the effective time of the Merger, (i) the outstanding shares of Spectrum Brands common stock were canceled and converted into the right to receive shares of SB Holdings common stock, and (ii) the outstanding shares of Russell Hobbs common stock and preferred stock were canceled and converted into the right to receive shares of SB Holdings common stock.

Pursuant to the terms of the Merger Agreement, on February 9, 2010, Spectrum Brands entered into support agreements with Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Global Opportunities Breakaway Ltd. (together the “Harbinger Parties”) and Avenue International Master, L.P. and certain of its affiliates (the “Avenue Parties”), in which the Harbinger Parties and the Avenue Parties agreed to vote their shares of Spectrum Brands common stock acquired before the date of the Merger Agreement in favor of the Merger and against any alternative proposal that would impede the Merger.

Immediately following the consummation of the Merger, the Harbinger Parties owned approximately 64% of the outstanding SB Holdings common stock and the stockholders of Spectrum Brands (other than the Harbinger Parties) owned approximately 36% of the outstanding SB Holdings common stock.

On January 7, 2011, the Harbinger Parties contributed 27,757 shares of SB Holdings common stock to HRG and received in exchange for such shares an aggregate of 119,910 shares of HRG common stock (such transaction, the “Share Exchange”), pursuant to a Contribution and Exchange Agreement (the “Exchange Agreement”). Immediately following the Share Exchange, (i) HRG owned approximately 54.4% of the outstanding shares of SB Holding’s common stock and the Harbinger Parties owned approximately 12.7% of the outstanding shares of SB Holdings common stock, and (ii) the Harbinger Parties owned 129,860 shares of HRG common stock, or approximately 93.3% of the outstanding HRG common stock.

On June 28, 2011 the Company filed a Form S-3 registration statement with the SEC under which 1,150 shares of its common stock and 6,320 shares of the Company’s common stock held by Harbinger Capital Partners Master Fund I, Ltd. were offered to the public.

In November 2011, HRG announced a stock purchase program for the Company’s common stock, with an authorization of $30,000 under the program. This purchase program was completed in March 2012. Following the completion of the secondary offering of the Company’s common stock in August 2011 by Harbinger Capital Partners Master Fund I, Ltd. and the completion of the HRG stock purchase program for the Company’s common stock noted above, HRG owned approximately 57% of the Company’s common stock, and the Harbinger Parties owned less than 1% percent of the Company’s common stock.

In connection with the Merger, the Harbinger Parties and SB Holdings entered into a stockholder agreement, dated February 9, 2010 (the “Stockholder Agreement”), which provides for certain protective provisions in favor of minority stockholders and provides certain rights and imposes certain obligations on the Harbinger Parties, including:

•	for so long as the Harbinger Parties and their affiliates beneficially own 40% or more of the outstanding voting securities of SB Holdings, the Harbinger Parties and the Company will cooperate to ensure, to the greatest extent possible, the continuation of the structure of the SB Holdings board of directors as described in the Stockholder Agreement;

•	the Harbinger Parties will not effect any transfer of equity securities of SB Holdings to any person that would result in such person and its affiliates owning 40% or more of the outstanding voting securities of SB Holdings, unless specified conditions are met; and

•	the Harbinger Parties will be granted certain access and informational rights with respect to SB Holdings and its subsidiaries.

Pursuant to a joinder to the Stockholder Agreement entered into by the Harbinger Parties and HRG, upon consummation of the Share Exchange, HRG became a party to the Stockholder Agreement, and is subject to all of the covenants, terms and conditions of the Stockholder Agreement to the same extent as the Harbinger Parties were bound thereunder prior to giving effect to the Share Exchange.

Certain provisions of the Stockholder Agreement terminate on the date on which the Harbinger Parties or HRG no longer constitutes a Significant Stockholder (as defined in the Stockholder Agreement). The Stockholder Agreement terminates when any person (including the Harbinger Parties or HRG) acquires 90% or more of the outstanding voting securities of SB Holdings.

Also in connection with the Merger, the Harbinger Parties and SB Holdings entered into a registration rights agreement, dated as of February 9, 2010 (the “SB Holdings Registration Rights Agreement”), pursuant to which the Harbinger Parties have, among other things and subject to the terms and conditions set forth therein, certain demand and so-called “piggy back” registration rights with respect to their shares of SB Holdings common stock. On September 10, 2010, the Harbinger Parties and HRG entered into a joinder to the SB Holdings Registration Rights Agreement, pursuant to which, effective upon the consummation of the Share Exchange, HRG became a party to the SB Holdings Registration Rights Agreement, entitled to the rights and subject to the obligations of a holder thereunder.

DESCRIPTION OF OTHER INDEBTEDNESS

ABL Facility

On June 16, 2010, we, together with certain of our domestic subsidiaries as borrowers, entered into a loan and security agreement, with SB/RH Holdings, as a guarantor, Bank of America, N.A., as administrative agent, and the lenders party thereto, which provided for a $300 million ABL Facility as of June 16, 2010.

General

Effective as of December 17, 2012, we exercised our option to increase the amount of commitments by $100 million. Thus, the ABL Facility currently provides for aggregate borrowings of up to $400 million from time to time, subject to a borrowing base formula, and includes a letter of credit sub-facility and a swingline sub-limit. The ABL Facility will mature on the date that is the earlier of (i) 45 days prior to the earliest stated maturity date of any tranche of the Restated Term Loan Facility (as defined below), and (ii) May 24, 2017.

Interest and Fees

Borrowings under the ABL Facility bears interest, at our option, at either adjusted LIBOR or an alternate base rate, in each case plus an applicable margin. The interest margins, depending on the leverage ratio, are, respectively (i) LIBOR plus a margin equal to 1.50%, 1.75% or 2.00% per annum, as applicable, or (ii) base rate plus a margin equal to 0.50%, 0.75% or 1.00% per annum, as applicable.

In addition, we are required to pay each lender a commitment fee at a rate per annum equal to 0.25% when utilization equals or exceeds 50% of the aggregate commitments under the ABL Facility or a rate per annum equal to 0.375% when utilization is less than 50% of such commitments.

Prepayments

Subject to exceptions, the ABL Facility requires mandatory prepayments but not permanent reductions of commitments under the revolving credit facility, subject to the right of reinvestment, in amounts equal to 100% of the net cash proceeds from permitted non-ordinary course asset sales and casualty and condemnation events, in each case with respect to any Current Asset Collateral (as defined below).

We are also required to pay down loans under the ABL Facility if the total amount of outstanding obligations thereunder exceeds the lesser of the aggregate amount of the revolving loan commitments and the then applicable borrowing base. Furthermore, should an availability triggering event occur, all amounts deposited in our collection account would be swept daily to pay down any loans outstanding under the ABL Facility.

We may prepay loans and permanently reduce commitments under the ABL Facility at any time in agreed-upon minimum principal amounts, without premium or penalty (except LIBOR breakage costs, if applicable).

Collateral and Guarantors

Borrowings under the ABL Facility are guaranteed by SB/RH Holdings and certain of our current and future wholly-owned domestic subsidiaries (except immaterial subsidiaries subject to certain thresholds or any “controlled foreign corporations”).

Our borrowings under the ABL Facility are secured by (i) second priority liens on all assets securing the Restated Term Loan Facility (other than the Current Asset Collateral), and (ii) second priority liens on the Current Asset Collateral, in each case, subject to permitted liens and certain exceptions.

Restrictive Covenants and Other Matters

The ABL Facility contains affirmative and negative covenants customary for similar asset-based revolving facilities, including, among others, limitations on:

•	dividends on, and redemptions and repurchases of, equity interests and other restricted payments;

•	prepayments, redemptions and repurchases of debt;

•	liens and sale-leaseback transactions;

•	loans and investments;

•	debt, guarantees and hedging arrangements;

•	mergers, acquisitions and asset sales;

•	transactions with affiliates;

•	changes in our business;

•	restrictions on the ability of our subsidiaries to pay dividends or make distributions; and

•	amendments of debt and other material agreements.

The negative covenants are subject to customary and other agreed-upon exceptions.

In addition, the ABL Facility requires that, during any period of time when availability under such facility is below a specified level, we and our subsidiaries maintain a consolidated fixed charge coverage ratio of not lower than 1.0:1. We are also required to maintain at all times certain minimum availability under the ABL Facility.

The ABL Facility contains certain customary representations and warranties and affirmative covenants. The ABL Facility contains customary events of default, including, without limitation, payment defaults, breach of representations and warranties, covenant defaults, cross defaults to certain material indebtedness, certain events of bankruptcy and insolvency, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document to be in full force and effect and change of control. If an event of default occurs, the administrative agent and lenders under our ABL Facility are entitled to take various actions, including the acceleration of amounts due under such facility, termination of commitments thereunder and, subject to the terms of an intercreditor agreement, all other actions permitted to be taken by a secured creditor.

Term Loan Facility

Effective December 17, 2012, we entered into a Credit Agreement (the “Original Term Loan Agreement”) with one of our Canadian subsidiaries (the “Canadian Borrower”), SB/RH Holdings, the lenders party thereto, Deutsche Bank AG New York Branch, as administrative agent (the “Term Administrative Agent”). As of December 17, 2012, the Original Term Loan Agreement provided for U.S. dollar term loans incurred by us in an aggregate principal amount of $700 million (the “Original U.S. Tranche”) and Canadian dollar-denominated term loans incurred by the Canadian Borrower in an aggregate principal amount equal to U.S. dollar equivalent of $100 million (the “Canadian Term Loans”). On August 13, 2013 (effective as of September 4, 2013), we entered into a New Term Loan Commitment Agreement No. 1 among us, SB/RH Holdings, the lenders party thereto and the Term Administrative Agent (the “New Term Loan Commitment Agreement” and, together with the Original Term Loan Agreement, the “Amended Term Loan Facility” or the “Amended Term Loan Agreement”). The New Term Loan Commitment Agreement provided for loans or other extensions of credit be made to, among other things, us in an aggregate principal amount of $850 million (the “Tranche A Loans”), and (ii) tranche C term loans in an aggregate principal amount of $300 million (the “Tranche C Loans”). The terms of the Amended Term Loan Facility allow us, subject to certain conditions, to increase the commitments under the Amended Term Loan Facility, in an aggregate incremental amount not to exceed $350 million plus an additional amount subject to compliance with certain secured net leverage ratio requirements. On December 18, 2013, we entered into a First Amendment and Restatement Agreement (the “First Restatement Agreement”) among us, SB/RH Holdings, Spectrum Brands Europe GmbH, a wholly-owned German subsidiary of ours, (the “German Borrower”), the Term Administrative Agent, certain of our subsidiaries and the lenders party thereto, pursuant to which we amended and restated the Amended Credit Agreement (the Amended Credit Agreement, as so amended and restated, the “Restated Term Loan Facility” or the “Restated Term Credit Agreement”). The Restated Term Credit Agreement, among other things, (i) permits the incurrence of $215 million of term loans (the “New U.S. Term Loan”) as incremental Tranche C term loans, (ii) adds the German Borrower and permits the incurrence by it of €225 million of terms loans (the “Euro Term Loan” and, together with the New U.S. Term Loan, the “New Term Loans”), (iii) permits U.K. Subsidiaries of ours in the future to be added as borrowers of additional term loans denominated in Euro, dollar or Sterling, (iv) permits security and guarantees by us, Holdings and certain domestic subsidiaries of ours in support of any obligations of the German Borrower and any U.K. borrower owing under the Restated Credit Agreement and (v) permits financial reporting, at our option, to be at the level of SB/RH Holdings or certain parent entities of SB/RH Holdings (as opposed to the Spectrum Brands, Inc. level). The New U.S. Term Loan has identical terms as, and is made fungible with, the existing Tranche C Term Loans. Under the Restated Term Loan Agreement, Tranche A Loans will mature on September 4, 2017, Tranche C Loans will mature on September 4, 2019, Canadian Term Loans will mature on September 4, 2019 and the Euro Term Loans will mature on September 4, 2019.

Interest and Fees

Borrowings of the Canadian Term Loans bear interest, at our option, at either CDOR (with a 1.25% CDOR floor) or a Canadian prime rate (with a 2.25% Canadian Prime Rate floor), in each case plus an applicable margin of 3.75% CDOR loans or 2.75% for Canadian prime rate loans, as applicable. All outstanding amounts of Tranche A Loans and Tranche C Loans bear interest, at our option, at a rate per annum equal to the LIBOR rate with a 0.75% per annum floor, adjusted for statutory reserves, plus a margin equal to 2.25% per annum in the case of Tranche A Loans and 2.75% per annum in the case of Tranche C Loans, or an alternate base rate with a 1.75% per annum floor, plus a margin equal to 1.25% per annum in the case of Tranche A Loans and 1.75% per annum in the case of Tranche C Loans. All outstanding amounts of the Euro Term Loans will bear interest at a rate per annum equal to the Euribor rate with a 0.75% per annum floor, plus a margin equal to 3.00% per annum.

Prepayments

Subject to exceptions, the Restated Term Loan Facility requires mandatory prepayments in amounts equal to (i) 50% (reduced to 25% and 0% upon the achievement of certain specified leverage ratios) of excess cash flow (as defined in the Restated Term Loan Facility) at the end of each fiscal year, (ii) 100% of the net cash proceeds from certain asset sales by us or any of our subsidiaries and certain casualty and condemnation events (subject to certain exceptions and reinvestment provisions).

Voluntary prepayments of borrowings under the Restated Term Loan Facility will be permitted at any time, in agreed-upon minimum principal amounts. Other than certain prepayments made on or before (i) March 4, 2014, in the case of Tranche A Loans and Tranche C Loans or (ii) June 18, 2014, in the case of the Euro Term Loans in connection with a repricing transaction (as defined in the Restated Term Credit Agreement), prepayments will not be subject to premium or penalty (except LIBOR breakage costs, if applicable).

The Tranche A Loans will amortize at a rate of 7.5% per annum in equal quarterly installments. The Tranche B Term Loans, the Euro Term Loans and the Canadian Term Loans will each amortize at a rate of 1.00% per annum, in equal quarterly installments.

Collateral and Guarantors

Borrowings under the Restated Term Loan Facility are guaranteed by SB/RH Holdings and certain of our current and future wholly-owned Domestic Subsidiaries (except immaterial subsidiaries subject to certain thresholds or any “controlled foreign corporations”). In addition, the Canadian Term Loans are also guaranteed by the wholly owned material Canadian subsidiaries of the Canadian Borrower. The Euro Term Loans are also guaranteed by the wholly-owned German subsidiaries of the German Borrower (collectively, the “German Subsidiary Guarantors”).

Our borrowings under the Restated Term Loan Facility are secured by (i) first priority liens on all assets other than Current Asset Collateral, and (ii) second priority liens on the Current Asset Collateral, in each case, subject to permitted liens and certain exceptions. In addition, the Canadian grantors have granted a perfected first priority security interest in collateral comparable to the U.S. collateral. As of December 18, 2013, the Euro Term Loan is secured by a first-priority share pledge granted by the German Borrower over its equity interest in Tetra Holding GmbH and Rayovac Europe GmbH. In the future, the Euro Term Loan may also be secured by additional collaterals, including (a) material inventory, equipment, receivables and bank accounts of the German Borrower and German Subsidiary Guarantors (together, the “German Loan Parties”) in the event that no receivables are pledged to secure any German Loan Party’s credit facilities in effect on the later of the Closing Date and the acquisition of a future German Loan Party (or any permitted refinancing, replacements or renewals thereof), (b) material intellectual properties owned by the German Loan Parties obtained after the Closing Date and (c) real property located in Germany and owned by the German Borrower or the German Subsidiary Guarantors for a period of 180 days or more.

Restrictive Covenants and Other Matters

The Restated Term Loan Facility contains affirmative and negative covenants customary for similar facilities, including, among others, limitations on:

•	dividends on, and redemptions and repurchases of, equity interests and other restricted payments;

•	prepayments, redemptions and repurchases of debt;

•	liens and sale-leaseback transactions;

•	loans and investments;

•	debt, guarantees and hedging arrangements;

•	mergers, acquisitions and asset sales;

•	transactions with affiliates;

•	changes in our business; and

•	amendments of debt and other material agreements.

Such negative covenants are subject to customary and other agreed-upon exceptions.

The Restated Term Loan Facility contains certain customary representations and warranties and affirmative covenants. The Restated Term Loan Facility does not contain any financial covenants. The Restated Term Loan Facility contains customary events of default, including, without limitation, payment defaults, breach of representations and warranties, covenant defaults, cross defaults to certain indebtedness, certain events of bankruptcy and insolvency, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document to be in full force and effect and change of control. If an event of default occurs, the Term Administrative Agent and lenders under the Restated Term Loan Facility will be entitled to take various actions, including the acceleration of amounts due under the Restated Term Loan Facility, and, subject to the terms of an intercreditor agreement and a collateral trust agreement, all other actions permitted to be taken by a secured creditor.

6.75% Senior Notes

On March 20, 2012, Spectrum Brands offered $300,000,000 aggregate principal amount of 6.75% Notes under an indenture among it, certain Domestic Subsidiaries of Spectrum Brands, as guarantors, and U.S. Bank National Association, as trustee (the “2020 Indenture”). The 6.75% Notes are guaranteed by Spectrum Brands’ parent company, SB/RH Holdings, as well as by all existing and future domestic restricted subsidiaries of Spectrum Brands.

The 2020 Indenture provides that Spectrum Brands may redeem all or part of the 6.75% Notes, upon not less than 30 or more than 60 days notice at specified redemption prices. Further, the 2020 Indenture requires Spectrum Brands to make an offer, in cash, to repurchase all or a portion of the applicable outstanding notes in cash equal to 101% of the principal amount of the 6.75% Notes repurchases, plus accrued and unpaid interest thereon, to the date of purchase, upon the occurrence of a change of control of Spectrum Brands, as defined in such indenture.

The 2020 Indenture contains customary covenants that limit, among other things, the incurrence of additional indebtedness, payment of dividends on or redemption or repurchase of equity interests, the making of certain investments, expansion into unrelated businesses, creation of liens on assets, merger or consolidation with another company, transfer or sale of all or substantially all assets, and transactions with affiliates.

In addition, the 2020 Indenture provides for customary events of default, including failure to make required payments, failure to comply with certain agreements or covenants, failure to make payments on or acceleration of certain other indebtedness, and certain events of bankruptcy and insolvency. Events of default under the 2020 Indenture arising from certain events of bankruptcy or insolvency will automatically cause the acceleration of the amounts due under the 6.75% Notes. If any other event of default under the 2020 Indenture occurs and is continuing, the trustee for the 2020 Indenture or the registered holders of at least 25% in the then aggregate outstanding principal amount of the 6.75% Notes may declare the acceleration of the amounts due under those notes.

THE EXCHANGE OFFER

Terms of the Exchange Offer

We are offering to exchange our exchange notes for a like aggregate principal amount of our initial notes.

The exchange notes that we propose to issue in this exchange offer will be substantially identical to the form and terms of our initial notes except that, unlike our initial notes, the exchange notes (i) have been registered under the Securities Act and will be freely tradable by persons who are not our affiliates or subject to restrictions due to being a broker dealer, and (ii) are not entitled to the registration rights applicable to the initial notes under the Registration Rights Agreement. In addition, our obligation to pay interest on the initial notes due to the failure to consummate the exchange offer by a prior date does not apply to the exchange notes. You should read the description of the exchange notes in the section in this prospectus entitled “Description of Notes.”

Initial notes may be exchanged only for a minimum principal denomination of $2,000 and in integral multiples of $1,000 in excess thereof.

We reserve the right in our sole discretion to purchase or make offers for any initial notes that remain outstanding following the expiration or termination of this exchange offer and, to the extent permitted by applicable law, to purchase initial notes in the open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise. The terms and prices of these purchases or offers could differ significantly from the terms of this exchange offer.

Expiration Date; Extensions; Amendments; Termination

This exchange offer will expire at 5:00 p.m., New York City time, on January 24, 2014, unless we extend it in our reasonable discretion. The expiration date of this exchange offer will be at least 20 business days after the commencement of the exchange offer in accordance with Rule 14e-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We expressly reserve the right to delay acceptance of any initial notes, extend or terminate this exchange offer and not accept any initial notes that we have not previously accepted if any of the conditions described below under “—Conditions to the Exchange Offer” have not been satisfied or waived by us. We will notify the exchange agent of any extension by oral notice promptly confirmed in writing or by written notice. We will also notify the holders of the initial notes by a press release or other public announcement communicated before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date unless applicable laws require us to do otherwise.

We also expressly reserve the right to amend the terms of this exchange offer in any manner. If we make any material change, we will promptly disclose this change in a manner reasonably calculated to inform the holders of our initial notes of the change including providing public announcement or giving oral or written notice to these holders. A material change in the terms of this exchange offer could include a change in the timing of this exchange offer, a change in the exchange agent and other similar changes in the terms of this exchange offer. If we make any material change to this exchange offer, we will disclose this change by means of a post-effective amendment to the registration statement which includes this prospectus and will distribute an amended or supplemented prospectus to each registered holder of initial notes. In addition, we will extend this exchange offer for an additional five to ten business days as required by the Exchange Act, depending on the significance of the amendment, if this exchange offer would otherwise expire during that period. We will promptly notify the exchange agent by oral notice, promptly confirmed in writing, or written notice of any delay in acceptance, extension, termination or amendment of this exchange offer.

Procedures for Tendering Initial Notes

Proper Execution and Delivery of Letters of Transmittal

To tender your initial notes in this exchange offer, you must use one of the three alternative procedures described below:

(1)	Regular delivery procedure: Complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal. Have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal. Mail or otherwise deliver the letter of transmittal or the facsimile together with the certificates representing the initial notes being tendered and any other required documents to the exchange agent before 5:00 p.m., New York City time, on the expiration date.

(2)	Book-entry delivery procedure: Send a timely confirmation of a book-entry transfer of your initial notes, if this procedure is available, into the exchange agent’s account at DTC in accordance with the procedures for book-entry transfer described under “—Book-Entry Delivery Procedure” below, before 5:00 p.m., New York City time, on the expiration date.

(3)	Guaranteed delivery procedure: If time will not permit you to complete your tender by using the procedures described in (1) or (2) above before the expiration date and this procedure is available, comply with the guaranteed delivery procedures described under “—Guaranteed Delivery Procedure” below.

The method of delivery of the initial notes, the letter of transmittal and all other required documents is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand-delivery service. If you choose the mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send any letters of transmittal or initial notes to us. You must deliver all documents to the exchange agent at its address provided below. You may also request your broker, dealer, commercial bank, trust company or nominee to tender your initial notes on your behalf.

Only a holder of initial notes may tender initial notes in this exchange offer. A holder is any person in whose name initial notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

If you are the beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you must contact that registered holder promptly and instruct that registered holder to tender your notes on your behalf. If you wish to tender your initial notes on your own behalf, you must, before completing and executing the letter of transmittal and delivering your initial notes, either make appropriate arrangements to register the ownership of these notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

You must have any signatures on a letter of transmittal or a notice of withdrawal guaranteed by:

(1)	a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. (“FINRA”);

(2)	a commercial bank or trust company having an office or correspondent in the United States; or

(3)	an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act, unless the initial notes are tendered:

(a)	by a registered holder or by a participant in DTC whose name appears on a security position listing as the owner, who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal and only if the exchange notes are being issued directly to this registered holder or deposited into this participant’s account at DTC; or

(b)	for the account of a member firm of a registered national securities exchange or of FINRA, a commercial bank or trust company having an office or correspondent in the United States or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act.

If the letter of transmittal or any bond powers are signed by:

(1)	the registered holder of the initial notes tendered: the signature must correspond with the name(s) written on the face of the initial notes without alteration, enlargement or any change whatsoever.

(2)	a participant in DTC: the signature must correspond with the name as it appears on the security position listing as the holder of the initial notes.

(3)	a person other than the registered holder of any initial notes: these initial notes must be endorsed or accompanied by bond powers and a proxy that authorize this person to tender the initial notes on behalf of the registered holder, in satisfactory form to us as determined in our sole discretion, in each case, as the name of the registered holder or holders appears on the initial notes.

(4)	trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity: these persons should so indicate when signing. Unless waived by us, evidence satisfactory to us of their authority to so act must also be submitted with the letter of transmittal.

To tender your initial notes in this exchange offer, you must make the following representations:

(1)	you are authorized to tender, sell, assign and transfer the initial notes tendered and to acquire exchange notes issuable upon the exchange of such tendered initial notes, and that we will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are accepted by us;

(2)	any exchange notes acquired by you pursuant to this exchange offer are being acquired in the ordinary course of business, whether or not you are the holder;

(3)	you or any other person who receives exchange notes, whether or not such person is the holder of the exchange notes, has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such exchange notes and is not participating in, and does not intend to participate in, the distribution of such exchange notes;

(4)	you or such other person who receives exchange notes, whether or not such person is the holder of the exchange notes, is not an “affiliate,” (as defined in Rule 405 of the Securities Act) of ours, or if you or such other person is an affiliate, you or such other person will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

(5)	if you are not a broker-dealer, you represent that you are not engaged in, and do not intend to engage in, a distribution of exchange notes; and

(6)	if you are a broker-dealer that will receive exchange notes for your own account in exchange for initial notes that were acquired by you as a result of market-making or other trading activities, you acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes.

You must also warrant that the acceptance of any tendered initial notes by us and the issuance of exchange notes in exchange therefor shall constitute performance in full of our obligations under the registration rights agreement relating to the initial notes.

To effectively tender notes through DTC, the financial institution that is a participant in DTC will electronically transmit its acceptance through the Automatic Tender Offer Program. DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by DTC to the exchange agent stating that DTC has received an express acknowledgment from the participant in DTC tendering the notes that this participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant.

Book-Entry Delivery Procedure

Any financial institution that is a participant in DTC’s systems may make book-entry deliveries of initial notes by causing DTC to transfer these initial notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. To effectively tender the initial notes through DTC, the financial institution that is a participant in DTC will electronically transmit its acceptance through the Automatic Tender Offer Program. DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by DTC to the exchange agent stating that DTC has received an express acknowledgment from the participant in DTC tendering the initial notes that such participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against such participant. The exchange agent will make a request to establish an account for the initial notes at DTC for purposes of this exchange offer within two business days after the date of this prospectus.

A delivery of initial notes through a book-entry transfer into the exchange agent’s account at DTC will only be effective if an agent’s message, or the letter of transmittal or a facsimile of the letter of transmittal with any required signature guarantees and any other required documents, is transmitted to and received by the exchange agent at the address indicated below under “—Exchange Agent” before 5:00 p.m., New York City time, on the expiration date unless the guaranteed delivery procedures described below are complied with. Delivery of documents to DTC does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedure

If you are a registered holder of initial notes and desire to tender your notes, and (1) these notes are not immediately available, (2) time will not permit your notes or other required documents to reach the exchange agent before 5:00 p.m., New York City time, on the expiration date, or (3) the procedures for book-entry transfer cannot be completed on a timely basis, you may still tender your initial notes in this exchange offer if:

(1)	you tender through a member firm of a registered national securities exchange or of FINRA, a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act;

(2)	before 5:00 p.m., New York City time, on the expiration date, the exchange agent receives a properly completed and duly executed letter of transmittal or facsimile of the letter of transmittal, and a notice of guaranteed delivery, substantially in the form provided by us, with your name and address as holder of the initial notes and the amount of notes tendered, stating that the tender is being made by that letter and notice and guaranteeing that within three New York Stock Exchange trading days after the expiration date the certificates for all the initial notes tendered, in proper form for transfer, or a book-entry confirmation with an agent’s message, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

(3)	the certificates for all your tendered initial notes in proper form for transfer or a book-entry confirmation as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes

Your tender of initial notes will constitute an agreement between you and us governed by the terms and conditions provided in this prospectus and in the related letter of transmittal.

We will be deemed to have received your tender as of the date when your duly signed letter of transmittal accompanied by your initial notes tendered, or a timely confirmation of a book-entry transfer of these notes into the exchange agent’s account at DTC with an agent’s message, or a notice of guaranteed delivery from an eligible institution is received by the exchange agent.

All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tenders will be determined by us in our sole discretion. Our determination will be final and binding.

We reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes which, if accepted, would, in our opinion or our counsel’s opinion, be unlawful. We also reserve the absolute right to waive any conditions of this exchange offer or irregularities or defects in tender as to particular notes with the exception of conditions to this exchange offer relating to the obligations of broker dealers, which we will not waive. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within such time as we shall determine. None of us, the exchange agent or any other person will be under any duty to give notification of defects or irregularities with respect to tenders of initial notes. None of us, the exchange agent or any other person will incur any liability for any failure to give notification of these defects or irregularities. Tenders of initial notes will not be deemed to have been made until such irregularities have been cured or waived. The exchange agent will return without cost to their holders any initial notes that are not properly tendered, and as to which the defects or irregularities have not been cured or waived promptly following the expiration date.

If all the conditions to this exchange offer are satisfied or waived on the expiration date, we will accept all initial notes properly tendered and will issue the exchange notes promptly thereafter. Please refer to the section of this prospectus entitled “—Conditions to the Exchange Offer” below. For purposes of this exchange offer, initial notes will be deemed to have been accepted as validly tendered for exchange when, as and if we give oral or written notice of acceptance to the exchange agent.

We will issue the exchange notes in exchange for the initial notes tendered pursuant to a notice of guaranteed delivery by an eligible institution only against delivery to the exchange agent of the letter of transmittal, the tendered initial notes and any other required documents, or the receipt by the exchange agent of a timely confirmation of a book-entry transfer of initial notes into the exchange agent’s account at DTC with an agent’s message, in each case, in form satisfactory to us and the exchange agent.

If any tendered initial notes are not accepted for any reason provided by the terms and conditions of this exchange offer or if initial notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged initial notes will be returned without expense to the tendering holder, or, in the case of initial notes tendered by book-entry transfer procedures described above, will be credited to an account maintained with the book-entry transfer facility, promptly after withdrawal, rejection of tender or the expiration or termination of this exchange offer.

By tendering into this exchange offer, you will irrevocably appoint our designees as your attorney-in-fact and proxy, with full power of substitution and resubstitution to the full extent of your rights on the initial notes tendered. This proxy will be considered coupled with an interest in the tendered initial notes. This appointment will be effective only when, and to the extent, that we accept your notes in this exchange offer. All prior proxies on these initial notes will then be revoked and you will not be entitled to give any subsequent proxy. Any proxy that you may give subsequently will not be deemed effective. Our designees will be empowered to exercise all voting and other rights of the holders as they may deem proper at any meeting of note holders or otherwise. The initial notes will be validly tendered only if we are able to exercise full voting rights on the initial notes, including voting at any meeting of the note holders, and full rights to consent to any action taken by the note holders.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw tenders of initial notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you must send a written or facsimile transmission notice of withdrawal to the exchange agent before 5:00 p.m., New York City time, on the expiration date at the address provided below under “—Exchange Agent” and before acceptance of your tendered notes for exchange by us.

Any notice of withdrawal must:

(1)	specify the name of the person having tendered the initial notes to be withdrawn;

(2)	identify the notes to be withdrawn, including, if applicable, the registration number or numbers and total principal amount of these notes;

(3)	be signed by the person having tendered the initial notes to be withdrawn in the same manner as the original signature on the letter of transmittal by which these notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the trustee for the initial notes to register the transfer of these notes into the name of the person having made the original tender, and withdrawing the tender;

(4)	specify the name in which any of these initial notes are to be registered, if this name is different from that of the person having tendered the initial notes to be withdrawn; and

(5)	if applicable because the initial notes have been tendered through the book-entry procedure, specify the name and number of the participant’s account at DTC to be credited, if different than that of the person having tendered the initial notes to be withdrawn.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of all notices of withdrawal and our determination will be final and binding on all parties. Initial notes that are withdrawn will be deemed not to have been validly tendered for exchange in this exchange offer.

The exchange agent will return without cost to their holders all initial notes that have been tendered for exchange and are not exchanged for any reason, promptly after withdrawal, rejection of tender or expiration or termination of this exchange offer.

You may re-tender properly withdrawn initial notes in this exchange offer by following one of the procedures described under “—Procedures for Tendering Initial Notes” above at any time before 5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange Offer

We will complete this exchange offer only if:

(1)	there is no change in the laws and regulations which would impair our ability to proceed with this exchange offer;

(2)	there is no change in the current interpretation of the staff of the SEC which permits resales of the exchange notes;

(3)	there is no stop order issued by the SEC which would suspend the effectiveness of the registration statement which includes this prospectus or the qualification of the indenture governing the exchange notes under the Trust Indenture Act;

(4)	there is no litigation or threatened litigation which would impair our ability to proceed with this exchange offer; and

(5)	we obtain all the governmental approvals we deem necessary to complete this exchange offer.

These conditions are for our sole benefit. We may assert any one of these conditions regardless of the circumstances giving rise to it and may also waive any one of them, in whole or in part, at any time and from time to time, if we determine in our reasonable discretion that it has not been satisfied, subject to applicable law. Notwithstanding the foregoing, all conditions to this exchange offer must be satisfied or waived before the expiration of this exchange offer. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders. We will not be deemed to have waived our rights to assert or waive these conditions if we fail at any time to exercise any of them. Each of these rights will be deemed an ongoing right which we may assert at any time and from time to time.

If we determine that we may terminate this exchange offer because any of these conditions is not satisfied, we may:

(1)	refuse to accept and return to their holders any initial notes that have been tendered;

(2)	extend the exchange offer and retain all initial notes tendered before 5:00 p.m., New York City time, on the expiration date, subject to the rights of the holders of these notes to withdraw their tenders; or

(3)	waive any condition that has not been satisfied and accept all properly tendered initial notes that have not been withdrawn or otherwise amend the terms of this exchange offer in any respect as provided under the section in this prospectus entitled “—Expiration Date; Extensions; Amendments; Termination.”

Accounting Treatment

We will record the exchange notes at the same carrying value as the initial notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We will amortize the costs of the offering of the initial notes and the exchange offer and the unamortized expenses related to the issuance of the exchange notes over the term of the exchange notes.

Exchange Agent

We have appointed U.S. Bank National Association as exchange agent for this exchange offer. You should direct all questions and requests for assistance on the procedures for tendering and all requests for additional copies of this prospectus or the letter of transmittal to the exchange agent as follows:

By Registered and Certified Mail:

U.S. Bank National Association

Attn: Specialized Finance 60

Livingston Avenue—EP-MN-WS2N

St. Paul, MN 55107-2292

By Regular Mail or Overnight Courier:

U.S. Bank National Association

Attn: Specialized Finance

111 Fillmore Avenue

St. Paul, MN 55107-1402

By Facsimile (for eligible institutions only): (651) 466-7372

For Information or Confirmation by Telephone: (800) 934-6802

Fees and Expenses

We will bear the expenses of soliciting tenders in this exchange offer, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

We will not make any payments to brokers, dealers or other persons soliciting acceptances of this exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with this exchange offer. We will also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses for forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the initial notes and for handling or forwarding tenders for exchange to their customers.

We will pay all transfer taxes, if any, applicable to the exchange of initial notes in accordance with this exchange offer. However, tendering holders will pay the amount of any transfer taxes, whether imposed on the registered holder or any other persons, if:

(1)	certificates representing exchange notes or initial notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the notes tendered;

(2)	tendered initial notes are registered in the name of any person other than the person signing the letter of transmittal; or

(3)	a transfer tax is payable for any reason other than the exchange of the initial notes in this exchange offer.

If you do not submit satisfactory evidence of the payment of any of these taxes or of any exemption from this payment with the letter of transmittal, we will bill you directly the amount of these transfer taxes.

Your Failure to Participate in the Exchange Offer May Have Adverse Consequences

The initial notes were not registered under the Securities Act or under the securities laws of any state and you may not resell them, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your initial notes for exchange notes in accordance with this exchange offer, or if you do not properly tender your initial notes in this exchange offer, you will not be able to resell, offer to resell, or otherwise transfer, the initial notes unless they are registered under the Securities Act or unless you resell them, offer to resell, or otherwise transfer, them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

In addition, except as set forth in this paragraph, you will not be able to obligate us to register the initial notes under the Securities Act. You will not be able to require us to register your initial notes under the Securities Act unless:

(1)	because of any change in law or in applicable interpretations thereof by the SEC staff, we are not permitted to effect the exchange offer;

(2)	the exchange offer is not consummated within 440 days of December 17, 2013;

(3)	you so request with respect to your initial notes that are not eligible to be exchanged for exchange notes in this exchange offer; or

(4)	you (unless you are an exchanging dealer) are not eligible to participate in this exchange offer or, you (unless you are an exchanging dealer) participate in the exchange offer, and you may not resell the exchange notes without delivering a prospectus.

Delivery of Prospectus

Each broker-dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

DESCRIPTION OF NOTES

In this Description of Notes, (i) “Spectrum Brands” refers to Spectrum Brands, Inc. (“Spectrum”) and any successor obligor on the Notes (as defined below), and not to any of its subsidiaries, affiliates or direct or indirect parent companies and (ii) the terms “we,” “our” and “us” refer to Spectrum and the Guarantors. You can find the definitions of certain terms used in this description under “—Certain Definitions.”

Spectrum Brands will issue up to $520.0 million aggregate principal amount of 6.375% Senior Notes (the “2020 Exchange Notes”) and up to $570.0 million aggregate principal amount of 6.625% Senior Notes due 2022 (the “2022 Exchange Notes) offered hereby under the indenture dated November 16, 2012 between Spectrum Brands Escrow Corp. (“Escrow Corp.”) and U.S. Bank National Association, as Trustee, as supplemented by the supplemental indenture dated as of December 17, 2012, pursuant to which Spectrum Brands, Inc. assumed Escrow Corp.’s obligations (as so supplemented, the “Indenture”), in exchange for a like aggregate principal amount of 6.375% Senior Notes (the “2020 Initial Notes” and, together with the 2020 Exchange Notes, the “2020 Notes”) and 6.625% Senior Notes (the “2022 Initial Notes” and, together with the 2022 Exchange Notes, the “2022 Notes,” and, collectively with the 2022 Exchange Notes and the 2020 Notes, the “Notes”), respectively. The exchange notes that we will issue you in exchange for your existing notes will be substantially identical to your existing notes except that, unlike your existing notes, the exchange notes will have no transfer restrictions or registration rights.

The terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. There are currently $520.0 million aggregate principal amount of 2020 existing notes and $570.0 million aggregate principal amount of 2022 exchange notes outstanding. The notes offered hereby and any future issue of additional notes will be secured, equally and ratably, with the existing notes. Any future issue of additional notes, will have the effect of diluting the security interest of the Collateral (as defined below) for any notes outstanding prior to such issuance.

The following is a summary of the material provisions of the Indenture. Because this is a summary, it may not contain all the information that is important to you. You should read the Indenture in its entirety because it, and not this description, defines your rights as holders of the Notes. Copies of the Indenture are available at the address described under “Where You Can Find More Information.”

Basic Terms of Notes

The Notes will:

•	be general unsecured obligations of Spectrum, ranking equally in right of payment with all existing and future unsecured senior Indebtedness of Spectrum, including the initial notes and Existing Senior Notes;

•	be guaranteed by Spectrum’s direct parent, SB/RH Holdings, LLC (“Holdings”), and each of Spectrum’s existing and future Domestic Subsidiaries, which guaranty in each case shall be a senior unsecured obligation of such Guarantor, ranking equally in right of payment with all existing and future senior Indebtedness of such Guarantor;

•	rank senior in right of payment to all of Spectrum’s and the Guarantors’ existing and future Indebtedness that expressly provides for its subordination to the Notes and the Note Guarantees;

•	be effectively subordinated to any secured Indebtedness of Spectrum, including all Indebtedness under the Term Loan Agreement, the Revolving Credit Agreement and the Existing Senior Secured Notes, to the extent of the value of the assets securing such Indebtedness; and

•	be structurally subordinated to all Indebtedness and other liabilities of Spectrum’s subsidiaries that do not guarantee the Notes.

Principal, Maturity and Interest

The 2020 Notes will mature on November 15, 2020. The 2022 Notes will mature on November 15, 2022. Spectrum Brands will pay interest on the 2020 Notes semi-annually in arrears on May 15 and November 15 of each year to holders of record on the immediately preceding May 1 and November 1. Spectrum Brands will pay interest on the 2022 Notes semi-annually in arrears on May 15 and November 15 of each year to holders of record on the immediately preceding May 1 and November 1. Interest on the Notes will accrue from the most recent date to which interest has been paid (including, with respect to exchange notes, interest paid on the initial notes surrendered for such exchange notes). Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

The 2020 Notes and the 2022 Notes will be two separate series of notes under the Indenture for purposes of, among other things, payments of principal and interest, Events of Default and consents to amendments to the Indenture and the Notes. All 2020 Notes will vote together as a single class for all purposes of the Indenture and will vote together as one class on all matters with respect to the 2020 Notes. All 2022 Notes will vote together as a single class for all purposes of the Indenture and will vote together as one class on all matters with respect to the 2022 Notes.

Spectrum Brands will pay interest on overdue principal of the Notes of either series at a rate equal to 1.0% per annum in excess of the rate per annum set forth on the cover of this offering memorandum and will pay interest on overdue installments of interest at such higher rate, in each case to the extent lawful.

Additional Notes

Subject to the covenants described below, Spectrum Brands may issue additional Notes of either or both series (“Additional Notes”) under the Indenture in an unlimited aggregate principal amount, having the same terms in all respects as that series of Notes, or in all respects except with respect to issue price and interest accrued on or prior to the issue date thereof.

To the extent required by applicable tax regulations, if Additional Notes of a series are not fungible with other Notes of such series, the Additional Notes may trade under a separate CUSIP number and may be treated as a separate class for purposes of transfer and exchange. Nevertheless, each series of Notes offered hereby and any Additional Notes of such series may, at our election, be treated as a single class for all purposes under the Indenture and vote together as one class on all matters with respect to the Notes of such series.

Methods of Receiving Payments on the Notes

If a Holder has given wire transfer instructions to Spectrum Brands at least ten Business Days prior to the applicable payment or redemption date, Spectrum Brands will pay all principal, interest and premium, if any, on that Holder’s Notes in accordance with those instructions. All other payments on Notes will be made at the office or agency of the Paying Agent and Registrar unless Spectrum Brands elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Paying Agent and Registrar for the Notes

The Trustee is acting as Paying Agent and Registrar. Under the Indenture, Spectrum Brands reserves the right to change the Paying Agent or Registrar without prior notice to the Holders, and Spectrum Brands or any of its Subsidiaries may act as Paying Agent or Registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and

Spectrum Brands may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. Spectrum Brands is not required to transfer or exchange any Note selected for redemption. Also, Spectrum Brands is not required to transfer or exchange any Note for a period of 15 days before a selection of the Notes to be redeemed.

The registered Holder of a Note will be treated as the owner of such Notes for all purposes.

Note Guarantees

Spectrum Brands’ obligations under the Notes and the Indenture will be guaranteed, jointly and severally, on a senior unsecured basis, by Holdings and all of the Domestic Subsidiaries of Spectrum. Each Note Guarantee will:

•	be a general, unsecured obligation of the Guarantor;

•	rank equally in right of payment with all existing and future unsecured senior Indebtedness of the Guarantor, including the guaranty of the Existing Senior Notes;

•	rank senior in right of payment to all existing and any future subordinated Indebtedness of the Guarantor;

•	be effectively subordinated to any secured Indebtedness of the Guarantor, including all Indebtedness of each Guarantor under the Term Loan Agreement, the Revolving Credit Agreement and the Existing Senior Secured Notes, to the extent of the value of the assets securing such Indebtedness; and

•	be structurally subordinated to all Indebtedness and other liabilities of any of Spectrum’s subsidiaries that do not guarantee the Notes.

The Indenture will provide that the obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. If Spectrum Brands or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary, then that newly acquired or created Domestic Subsidiary must become a Guarantor, execute a supplemental indenture and deliver an Opinion of Counsel to the Trustee.

None of Spectrum’s Foreign Subsidiaries will guarantee the Notes. Spectrum’s Subsidiaries that will not be guaranteeing the Notes had, as of September 30, 2013, approximately $614 million of total liabilities and generated 41% of Spectrum’s revenue for the twelve month period ended September 30, 2013. See “Risk Factors—Risks Related to the Notes—The notes will be effectively subordinated to all liabilities of and claims of creditors of all of our foreign subsidiaries.” Under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Spectrum’s Unrestricted Subsidiaries will not be subject to the restrictive covenants in the Indenture and will not guarantee the Notes.

Optional Redemption

2020 Notes

At any time prior to November 15, 2016, Spectrum Brands may redeem the 2020 Notes at its option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of 2020 Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the applicable redemption date.

At any time on or after November 15, 2016, Spectrum Brands may redeem all or a part of the 2020 Notes, from time to time, upon not less than 30 nor more than 60 days notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, to the applicable redemption date, in cash, if redeemed during the twelve-month period beginning on November 15 in the years indicated below:

Year	Percentage
2016	103.1875%
2017	101.5938%
2018 and thereafter	100.0000%

At any time and from time to time prior to November 15, 2015, Spectrum Brands may redeem 2020 Notes with the net cash proceeds received by Spectrum Brands from any Equity Offering at a redemption price equal to 106.375% of the principal amount plus accrued and unpaid interest to the redemption date, in an aggregate principal amount for all such redemptions not to exceed 35% of the original aggregate principal amount of the 2020 Notes, provided that

(1) in each case the redemption takes place not later than 90 days after the closing of the related Equity Offering, and

(2) not less than 65% of the aggregate principal amount of the 2020 Notes issued under the Indenture remains outstanding immediately thereafter.

Notice of any redemption upon any Equity Offering may be given prior to the completion of the related Equity Offering, and any such redemption or notice may, at Spectrum Brands’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering.

2022 Notes

At any time prior to November 15, 2017, Spectrum Brands may redeem the 2022 Notes at its option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of 2022 Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the applicable redemption date.

At any time on or after November 15, 2017, Spectrum Brands may redeem all or a part of the 2022 Notes, from time to time, upon not less than 30 nor more than 60 days notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, to the applicable redemption date, in cash, if redeemed during the twelve-month period beginning on November 15 in the years indicated below:

Year	Percentage
2017	103.3125%
2018	102.2083%
2019	101.1042%
2020 and thereafter	100.0000%

At any time and from time to time prior to November 15, 2015, Spectrum Brands may redeem 2022 Notes with the net cash proceeds received by Spectrum Brands from any Equity Offering at a redemption price equal to 106.625% of the principal amount plus accrued and unpaid interest to the redemption date, in an aggregate principal amount for all such redemptions not to exceed 35% of the original aggregate principal amount of the 2022 Notes, provided that

(1) in each case the redemption takes place not later than 90 days after the closing of the related Equity Offering, and

(2) not less than 65% of the aggregate principal amount of the 2022 Notes issued under the Indenture remains outstanding immediately thereafter.

Notice of any redemption upon any Equity Offering may be given prior to the completion of the related Equity Offering, and any such redemption or notice may, at Spectrum Brands’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering.

Selection and Notice

If less than all of the Notes of a series are to be redeemed at any time, the Trustee will select Notes of that series for redemption as follows:

(1) if the Notes are listed, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

(2) if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

No Notes of less than $2,000 shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of the Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to the redemption date if the notice is issued in connection with the defeasance of the Notes or a satisfaction and discharge of the Indenture. Other than in connection with Equity Offerings as described above, notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. The Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on the Notes or portions of them called for redemption.

Mandatory Redemption; Open Market Purchases and Other Purchases

Spectrum Brands is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

From time to time, Spectrum Brands, its Restricted Subsidiaries, its direct or indirect parents or its Affiliates may acquire any series of Notes through open market purchases, privately negotiated transactions, tender offers, exchange offers, redemptions or otherwise, upon such terms and at such prices as Spectrum Brands, its Restricted Subsidiaries, its direct or indirect parents or its Affiliates (as applicable) may determine (or as may be provided for in the Indenture), which may be more or less than the consideration for which such series of Notes are being sold and may be less than the redemption price in effect and could be for cash or other consideration, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Indenture. There can be no assurance as to which, if any, of these alternatives or combinations thereof Spectrum Brands, its Restricted Subsidiaries, its direct or indirect parents or its Affiliates may choose to pursue in the future.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each Holder of Notes will have the right to require Spectrum Brands to repurchase all or any part (equal to $2,000 or a higher multiple of $1,000) of that Holder’s Notes pursuant to a Change of Control Offer on the terms set forth in the Indenture. In the Change of Control Offer, Spectrum Brands will offer a payment (such payment, a “Change of Control Payment”) in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest thereon, to the date of purchase. Within

30 days following any Change of Control, Spectrum Brands will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date specified in such notice (the “Change of Control Payment Date”), which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. Spectrum Brands will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, Spectrum Brands will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

On or before the Change of Control Payment Date, Spectrum Brands will, to the extent lawful:

(1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof properly tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by Spectrum Brands.

The Paying Agent will promptly mail or wire transfer to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that such new Note will be in a principal amount of $2,000 or a higher integral multiple of $1,000.

Spectrum Brands’ senior credit facilities provide that certain change of control events with respect to Spectrum Brands would constitute a default under these agreements. Any future credit agreements or other agreements to which Spectrum Brands becomes a party may contain similar provisions. Spectrum Brands’ ability to pay cash to the Noteholders following the occurrence of a Change of Control may be limited by Spectrum Brands’ then existing financial resources. Moreover, the exercise by the Noteholders of their right to require Spectrum Brands to purchase the Notes could cause a default under other debt, even if the Change of Control itself does not, due to the financial effect of the purchase on Spectrum Brands. There can be no assurance that sufficient funds will be available when necessary to make the required purchase of the Notes. See “Risk Factors—Risks Related to the Notes—We may not be able to make the change of control offer required by the Indenture.”

Spectrum Brands will not be required to make a Change of Control Offer with respect to a series of Notes upon a Change of Control if (1) a third party makes the Change of Control Offer with respect to such series in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by Spectrum Brands and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or (2) notice of redemption with respect to such series has been given pursuant to the Indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

A Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control or other events, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The provisions under the Indenture relative to Spectrum Brand’s obligation to make a Change of Control Offer with respect to a series of Notes may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes of that series then outstanding.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Spectrum Brands and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of the Notes to require Spectrum Brands to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Spectrum Brands and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Under a recent Delaware Chancery Court interpretation of a change of control repurchase requirement with a continuing director provision, a board of directors may approve a slate of shareholder-nominated directors without endorsing them or while simultaneously recommending and endorsing its own slate instead. The foregoing interpretation would permit Spectrum Brands’ Board of Directors to approve a slate of directors that included a majority of dissident directors nominated pursuant to a proxy contest, and the ultimate election of such directors would not constitute a “Change of Control” under the Indenture that would trigger the rights of a holder of Notes to require a repurchase of the Notes pursuant to this covenant.

Asset Sales

Spectrum Brands will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) Spectrum Brands (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration therefore received by Spectrum Brands or such Restricted Subsidiary is in the form of Cash Equivalents or Replacement Assets. For purposes of this clause, each of the following shall be deemed to be Cash Equivalents:

(a) any liabilities (as shown on Spectrum Brands’ or such Restricted Subsidiary’s most recent balance sheet) of Spectrum Brands or any Restricted Subsidiary (other than contingent liabilities, Indebtedness that is by its terms subordinated to the Notes or any Note Guarantee and liabilities to the extent owed to Spectrum Brands or any Affiliate of Spectrum Brands) that are assumed by the transferee of any such assets and with respect to which Spectrum Brands and its Restricted Subsidiaries are unconditionally released from further liability in writing or that are otherwise cancelled or terminated in connection with the transaction with such transferee;

(b) any securities, notes or other obligations or assets received by Spectrum Brands or any such Restricted Subsidiary from such transferee that are converted by Spectrum Brands or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion) within 180 days of the applicable Asset Sale; and

(c) any Designated Non-cash Consideration received by Spectrum Brands or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of $10.0 million or 1.0% of Consolidated Net Tangible Assets at the time of the receipt of such Designated Non-cash Consideration (with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

If at any time any non-cash consideration received by Spectrum Brands or any Restricted Subsidiary, as the case may be, in connection with any Asset Sale is repaid or converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then the date of such repayment, conversion or disposition shall be deemed to constitute the date of an Asset Sale hereunder and the Net Proceeds thereof shall be applied in accordance with this covenant.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Spectrum Brands may apply such Net Proceeds at its option:

(1) to repay secured Indebtedness or Indebtedness of a non-Guarantor Restricted Subsidiary owed to a Person that is not an Affiliate of Spectrum Brands and, except in the case of Indebtedness under the Revolving Credit Agreement, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2) to prepay, repay or repurchase any Indebtedness of Spectrum Brands or any of its Restricted Subsidiaries which is not expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of Spectrum Brands, or the Note Guarantee, in the case of a Guarantor; or

(3) to purchase Replacement Assets or make a capital expenditure in or that is used or useful in a Permitted Business; provided that, if during the 365 day period following the consummation of an Asset Sale, Spectrum Brands or a Restricted Subsidiary enters into a definitive binding agreement committing it to apply the Net Proceeds in accordance with the requirements of this clause (3) after such 365 day period, such 365 day period will be extended with respect to the amount of Net Proceeds so committed until such Net Proceeds are required to be applied in accordance with such agreement (but such extension will in no event be for a period longer than 180 days) or, if earlier, the date of termination of such agreement.

Following the entering into of a binding agreement with respect to an Asset Sale and prior to the consummation thereof, Cash Equivalents (whether or not actual Net Proceeds of such Asset Sale) used for the purposes described in clause (3) that are designated as used in accordance with clause (3), and not previously or subsequently so designated in respect of any other Asset Sale, shall be deemed to be Net Proceeds applied in accordance with clause (3).

Pending the final application of any such Net Proceeds, Spectrum Brands may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in clause (1), (2) or (3) of the second preceding paragraph will constitute “Excess Proceeds.” Within 30 days after the aggregate amount of Excess Proceeds exceeds $50.0 million, Spectrum Brands will make an Asset Sale Offer to all Noteholders and all holders of other Indebtedness that is pari passu with the Notes or any Note Guarantee containing provisions similar to those set forth in the Indenture with respect to offers to purchase with the proceeds of sales of assets, to purchase the maximum principal amount of the Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. Spectrum Brands and its Restricted Subsidiaries may make an Asset Sale Offer under this section using Net Proceeds prior to the time any such Net Proceeds become Excess Proceeds, in which case such Net Proceeds shall be deemed to have been applied within the time frame required by this covenant. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount of the Notes and such other pari passu Indebtedness plus accrued and unpaid interest to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Spectrum Brands may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of the Notes and such other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Notes and such other pari passu Indebtedness shall be purchased on a pro rata basis based on the principal amount of the Notes and such other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

Spectrum Brands will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the Indenture, Spectrum Brands will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

Suspension of Certain Covenants

If at any time after the Issue Date that (i) the Notes are rated Investment Grade by each of S&P and Moody’s (or, if either (or both) of S&P and Moody’s have been substituted in accordance with the definition of “Rating Agencies,” by each of the then applicable Rating Agencies) and (ii) no Default has occurred and is continuing under the Indenture, Spectrum Brands and its Restricted Subsidiaries will not be subject to the covenants in the Indenture specifically listed under the following captions in this “Description of Notes” section of this offering memorandum (the “Suspended Covenants”):

(1) “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(2) “—Certain Covenants—Restricted Payments (except to the extent applicable under the definition of “Unrestricted Subsidiary”)”;

(3) “—Certain Covenants—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

(4) “—Certain Covenants—Limitation on Transactions with Affiliates”;

(5) “—Asset Sales”; and

(6) clause (3) under “—Certain Covenants—Merger, Consolidation or Sale of Assets.”

Additionally, during such time as the above referenced covenants are suspended (a “Suspension Period”), Spectrum Brands will not be permitted to designate any Restricted Subsidiary as an Unrestricted Subsidiary.

In the event that Spectrum Brands and its Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) the condition set forth in clause (i) of the first paragraph of this section is no longer satisfied, then Spectrum Brands and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenant with respect to future events.

On each Reversion Date, all Debt incurred during the Suspension Period prior to such Reversion Date will be deemed to be Debt incurred pursuant to clause (b)(2) under “—Incurrence of Indebtedness and Issuance of Preferred Stock.” For purposes of calculating the amount available to be made as Restricted Payments under clause (3) of clause (A) of “—Restricted Payments,” calculations under such covenant shall be made as though such covenant had been in effect during the Suspension Period. Restricted Payments made during the Suspension Period not otherwise permitted pursuant under clause (B) of the “—Restricted Payments” covenant will reduce the amount available to be made as Restricted Payments under clause (3) of clause (A) of such covenant. For purposes of the “Asset Sales” covenant, on the Reversion Date, the amount of Excess Proceeds will be reset to the amount of Excess Proceeds in effect as of the first day of the Suspension Period ending on such Reversion Date. Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default shall be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during a Suspension Period (or on the Reversion Date after a Suspension Period based solely on events that occurred during the Suspension Period).

There can be no assurance that the Notes will ever achieve or maintain a rating of Investment Grade from the Rating Agencies.

Certain Covenants

Restricted Payments

(A) Spectrum Brands will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of Spectrum Brands’ or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Spectrum Brands or any of its Restricted Subsidiaries) or to the direct or indirect holders of Spectrum Brands’ or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than (A) dividends, payments or distributions payable in Equity Interests (other than Disqualified Stock) of Spectrum Brands or to Spectrum Brands or a Restricted Subsidiary of Spectrum Brands; and (B) dividends, payments or distributions by a Restricted Subsidiary so long as, in the case of any dividends, payments or distributions payable on or in respect of any class or series of securities issued by a Restricted Subsidiary that is not Wholly Owned, Spectrum Brands or a Restricted Subsidiary receives at least its pro rata share of such dividends, payments or distributions in accordance with its Equity Interests in such class or series of securities);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Spectrum Brands) any Equity Interests of Spectrum Brands or any direct or indirect parent of Spectrum Brands, including Holdings;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is contractually subordinated in right of payment to the Notes or the Note Guarantees, except (a) payments of interest on or after Stated Maturity thereof, (b) payments, purchases, redemptions, defeasances or other acquisitions or retirements for value of principal on or after the date that is one year prior to the Stated Maturity thereof or (c) payments on Indebtedness permitted to be incurred pursuant to clause (6) of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” or

(4) make any Restricted Investment.

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

(2) Spectrum Brands would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Spectrum Brands and its Restricted Subsidiaries after June 16, 2010 (excluding Restricted Payments permitted by clauses (2), (3) (4) (to the extent such dividends are paid to Spectrum Brands or any of its Restricted Subsidiaries) and (5), (6), (8), (9)(i), (ii) or (iv), (10), (11), (12) and (13) of the next succeeding paragraph (B)), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of Spectrum Brands for the period (taken as one accounting period) from April 1, 2010 to the end of Spectrum Brands’ most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b) 100% of the aggregate net cash proceeds (and fair market value of marketable securities or other property) received by Spectrum Brands after June 16, 2010 as a contribution to its common equity capital or from the issue or sale of Equity Interests (other than Disqualified Stock) of Spectrum Brands or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Spectrum Brands that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Spectrum Brands); plus

(c) with respect to Restricted Investments made by Spectrum Brands and its Restricted Subsidiaries after June 16, 2010, an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from repayments of loans or advances, or other transfers of assets, in each case to Spectrum Brands or any Restricted Subsidiary or from the net cash proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Consolidated Net Income) from the release of any Guarantee (except to the extent any amounts are paid under such Guarantee) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, not to exceed, in each case, the amount of Investments previously made by Spectrum Brands or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

(B) So long as, in the case of clauses (7) and (8), no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the payment of any dividend or distribution or consummation of a redemption within 60 days after the date of declaration thereof or the giving of the redemption notice, as applicable, if at said date of declaration or notice such payment would have complied with the provisions of the Indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of Spectrum Brands or any Guarantor or of any Equity Interests (including Disqualified Stock) of Spectrum Brands or any Restricted Subsidiary in exchange for, or out of the net cash proceeds of a contribution to the common equity of Spectrum Brands or sale (other than to a Subsidiary of Spectrum Brands) of, Equity Interests of Spectrum Brands or any direct or indirect parent of Spectrum Brands (other than Disqualified Stock) contributed to the equity of Spectrum Brands, in each case, within 60 days of such redemption, repurchase, retirement, defeasance or other acquisition; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(b) of the preceding paragraph (A);

(3) the defeasance, repayment, redemption, repurchase or other acquisition of subordinated Indebtedness of Spectrum Brands or any Guarantor with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend or distribution by a Restricted Subsidiary of Spectrum Brands to the holders of its common Equity Interests on a pro rata basis;

(5) Investments acquired as a capital contribution to, or in exchange for, or out of the net cash proceeds of an offering of, Equity Interests (other than Disqualified Stock) of Spectrum Brands or other contributions to the common equity capital of Spectrum Brands, in each case within 60 days of the acquisition of such Investment; provided that the amount of any such net cash proceeds that are utilized for any such acquisition or exchange shall be excluded from clause (3)(b) of the preceding paragraph (A);

(6) the repurchase of Capital Stock deemed to occur upon the exercise of options, warrants or other convertible or exchangeable securities or the vesting of restricted stock, restricted stock units or similar instruments if such Capital Stock represents fractional shares or all or a portion of the exercise price thereof or withholding taxes payable in connection with the exercise thereof;

(7) the repurchase, redemption or other acquisition or retirement for value of (or payments to Holdings to fund any such repurchase, redemption or other acquisition of value) any Equity Interests of Holdings (or any direct or indirect parent of Holdings) or Spectrum Brands held by any employee, former employee, director or former director of Spectrum Brands (or any of its Restricted Subsidiaries) or Holdings (or any

direct or indirect parent of Holdings) or any permitted transferee of any of the foregoing pursuant to the terms of any employee equity subscription agreement, stock option agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests in any fiscal year, and any payment by Spectrum Brands to Holdings to enable Holdings (or any direct or indirect parent of Holdings) to make such payments, shall not exceed the sum of (x) $5.0 million and (y) the amount of Restricted Payments permitted but not made pursuant to this clause (7) in prior fiscal years; provided that no more than $10.0 million may be carried forward in any fiscal year; provided, further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds received by Spectrum Brands or any of its Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of Spectrum Brands or any direct or indirect parent of Spectrum Brands (to the extent contributed to Spectrum Brands) to members of management, directors, employees or consultants of Spectrum Brands, its Restricted Subsidiaries or any direct or indirect parent of Spectrum Brands that occurs after the Issue Date (provided that the amount of cash proceeds utilized for any such repurchase, redemption or other acquisition or dividend will not increase the amount available for Restricted Payments under clause (3)(b) of the preceding paragraph (A)); plus

(b) the cash proceeds of key man life insurance policies received by Spectrum Brands or any direct or indirect parent of Spectrum Brands (to the extent contributed to Spectrum Brands) or the Restricted Subsidiaries after the Issue Date;

provided that cancellation of Indebtedness owing to Spectrum Brands or any Restricted Subsidiary from any present or former employees, directors, officers or consultants of Spectrum Brands, any Restricted Subsidiary or the direct or indirect parents of Spectrum Brands in connection with a repurchase of Equity Interests of Spectrum Brands or any of its direct or indirect parents will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the indenture;

(8) the payment, repurchase, redemption, defeasance or other acquisition or retirement for value of any subordinated Indebtedness required in accordance with provisions applicable thereto similar to those described under the “Asset Sales” and “Change of Control” covenants; provided that all Notes tendered by Holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(9)(x) payments made to Holdings (i) to allow Holdings (or any direct or indirect parent of Holdings) to pay administrative expenses and corporate overhead, franchise fees, public company costs (including SEC and auditing fees) and customary director fees in an aggregate amount not to exceed $5.0 million in any calendar year; (ii) to allow Holdings to pay premiums and deductibles in respect of directors and officers insurance policies and umbrella excess insurance policies obtained from third-party insurers and indemnities for the benefit of its directors, officers and employees, (iii) to allow Holdings or such other parent of Spectrum Brands to pay reasonable fees and expenses incurred in connection with any unsuccessful debt or equity offering or any unsuccessful acquisition or strategic transaction by such direct or indirect parent company of Spectrum Brands and (iv) to allow Holdings (or any direct or indirect parent of Holdings) to pay income taxes attributable to Spectrum Brands and its Subsidiaries in an amount not to exceed the amount of such taxes that would be payable by Spectrum Brands and its Subsidiaries on a stand-alone basis (if Spectrum Brands were a corporation and parent of a consolidated group including its Subsidiaries); provided that any payments pursuant to this clause (iv) in any period not otherwise deducted in calculating Consolidated Net Income shall be deducted in calculating Consolidated Net Income for such period (and shall be deemed to be a provision for taxes for purposes of calculating Consolidated Cash Flow for such period);

(10) Restricted Payments not otherwise permitted hereby in an aggregate amount not to exceed the greater of 10% of Consolidated Net Tangible Assets and $120.0 million;

(11)(A) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of Spectrum Brands or any Restricted Subsidiary or preferred stock of any Restricted Subsidiary issued in accordance with the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock” to the extent such dividends are included in the definition of Fixed Charges and payment of any redemption price or liquidation value of any such Disqualified Stock or preferred stock when due at final maturity in accordance with its terms and (B) the declaration and payment of dividends to a direct or indirect parent company of Spectrum Brands, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of preferred stock (other than Disqualified Stock) of such parent company issued after the Issue Date; provided that (i) the aggregate amount of dividends paid pursuant to this clause (B) shall not exceed the aggregate amount of cash actually contributed to Spectrum Brands from the sale of such preferred stock and (ii) the amount of cash used to make any payments pursuant to this clause (B) shall be excluded from calculations pursuant to clause (3) of the first paragraph above and shall not be used for the purpose of any other Restricted Payment;

(12)(a) any Restricted Payments used to fund the Transactions and the fees and expenses related thereto, including those owed to Affiliates and (b) any Restricted Payments used to fund the Prior Transactions and the fees and expenses related thereto, including those owed to Affiliates;

(13) any “deemed dividend” resulting under the tax laws from, or in connection with, the filing of a consolidated or combined tax return by Holdings or any direct or indirect parent of Spectrum Brands (and not involving any cash distribution from Spectrum Brands or any Restricted Subsidiary except as permitted by clause (9)(iv) above); and

(14) the payment of dividends to Holdings to fund a payment of dividends on Holdings’ common stock (or the common stock of any direct or indirect parent of Holdings), following the first public offering of Holdings’ common stock (or the common stock of any of its direct or indirect parent companies) after the Issue Date, of up to 6% per annum of the net cash proceeds received by or contributed to Spectrum Brands as a contribution to equity in or from any such public offering.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by Spectrum Brands or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities in excess of $10.0 million that are required to be valued by this covenant shall be determined by the Board of Directors.

For purposes of determining compliance with this covenant, in the event that a proposed Restricted Payment (or portion thereof) meets the criteria of more than one of the categories of Restricted Payments described in clauses (1) through (14) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Spectrum Brands will be entitled to divide, classify or re-classify (based on circumstances existing on the date of such reclassification) such restricted payment or portion thereof in any manner that complies with this covenant and such Restricted Payment will be treated as having been made pursuant to only such clause or clauses or the first paragraph of this covenant.

As of September 30, 2013, the amount of Restricted Payments permitted pursuant to clause (3) of the immediately preceding paragraph was approximately $211 million.

Incurrence of Indebtedness and Issuance of Preferred Stock

(a) Spectrum Brands will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, incur any Indebtedness (including Acquired Debt), and Spectrum Brands will not permit any of its Restricted Subsidiaries to issue any preferred stock; provided, however, that Spectrum Brands or any Guarantor may incur Indebtedness, if the Fixed Charge Coverage Ratio for Spectrum Brands’ most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred at the beginning of such four-quarter period.

(b) Paragraph (a) of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by Spectrum Brands or any Guarantor of Indebtedness (including Indebtedness under the Revolving Credit Agreement, the Term Loan Agreement and the Existing Senior Secured Notes) under Credit Facilities (and the incurrence of Guarantees thereof) in an aggregate principal amount at any one time outstanding pursuant to this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Spectrum Brands and its Restricted Subsidiaries thereunder) not to exceed the sum of (A) the greater of $500 million and the Borrowing Base; and (B) the greater of (x) $2,000 million and (y) an amount such that, on a pro forma basis after giving effect to the incurrence of such Indebtedness (and application of the net proceeds therefrom), the Secured Leverage Ratio would be no greater than 3.25 to 1.0 (provided that only Indebtedness that is secured by a Lien may be incurred under clause (y)); less the aggregate amount of all Net Proceeds of Asset Sales applied by Spectrum Brands or any Restricted Subsidiary to permanently repay any such Indebtedness (and, in the case of any revolving credit Indebtedness, to effect a corresponding commitment reduction thereunder) pursuant to the covenant “—Repurchase at the Option of Holders—Asset Sales”;

(2) the incurrence of Existing Indebtedness;

(3) the incurrence by Spectrum Brands and the Guarantors of Indebtedness represented by the Notes offered hereby (including Exchange Notes) and the related Note Guarantees;

(4) the incurrence by Spectrum Brands or any Restricted Subsidiary of Spectrum Brands of Indebtedness (including Capital Lease Obligations, mortgage financings or purchase money obligations), incurred for the purpose of financing or reimbursing all or any part of the purchase price or cost of the acquisition, development, construction, purchase, lease, repair, addition or improvement of property (real or personal), plant, equipment or other fixed or capital assets that are used or useful in the Permitted Business, whether through the direct purchase of assets or the purchase of Equity Interests of any Person owning such assets (in each case, incurred within 365 days of such acquisition, development, construction, purchase, lease, repair, addition or improvement), in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed, at any time outstanding, the greater of (a) $200.0 million and (b) 17.5% of Consolidated Net Tangible Assets of Spectrum Brands;

(5) the incurrence by Spectrum Brands or any Restricted Subsidiary of Spectrum Brands of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), (8), (10) or (11) of this paragraph;

(6) the incurrence by Spectrum Brands or any of its Restricted Subsidiaries of intercompany Indebtedness owing to and held by Spectrum Brands or any of its Restricted Subsidiaries; provided, however, that:

(a) if Spectrum Brands or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of Spectrum Brands, or the Note Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Spectrum Brands or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Spectrum Brands or a Restricted Subsidiary thereof, shall be deemed, in each case, to constitute an incurrence of such Indebtedness by Spectrum Brands or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the Guarantee by Spectrum Brands or any Restricted Subsidiary of Indebtedness of Spectrum Brands or a Restricted Subsidiary of Spectrum Brands that was permitted to be incurred by another provision of this covenant;

(8) the incurrence by Spectrum Brands or any Restricted Subsidiary of Spectrum Brands of additional Indebtedness in an aggregate principal amount (or accreted amount as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (8), not to exceed the greater of (a) $250.0 million and (b) 20% of Consolidated Net Tangible Assets of Spectrum Brands;

(9) the incurrence of Indebtedness by Spectrum Brands or any Restricted Subsidiary of Spectrum Brands arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of incurrence;

(10) Acquired Debt; provided that after giving effect to the incurrence thereof, Spectrum Brands either (x) could incur $1.00 of indebtedness under paragraph (a) above or (y) would have had a Fixed Charge Coverage Ratio equal to or greater than the actual Fixed Charge Coverage Ratio of Spectrum Brands for the four-quarter period immediately prior to such transaction;

(11) the incurrence of Indebtedness of Foreign Subsidiaries in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (11), not to exceed $300.0 million, and Guarantees thereof by any Foreign Subsidiary;

(12)(A) Indebtedness in respect of bid, performance or surety bonds, workers’ compensation claims, self-insurance obligations or health, disability or other benefits to employees or former employees or their families, and Indebtedness incurred in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses from governmental authorities, in each case incurred in the ordinary course of business, including guarantees or obligations of Spectrum Brands or any Restricted Subsidiary with respect to letters of credit supporting such obligations (in each case other than for an obligation for money borrowed); and (B) Indebtedness consisting of the financing of insurance premiums, in the ordinary course of business;

(13) Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;

(14) Indebtedness of Spectrum Brands or any Restricted Subsidiary incurred in the ordinary course of business under guarantees of Indebtedness of suppliers, licensees, franchisees or customers in an aggregate amount not to exceed $5.0 million at any time outstanding;

(15) the incurrence by Spectrum Brands or any of its Restricted Subsidiaries of Indebtedness solely in respect of premium financing or similar deferred payment obligations with respect to insurance policies purchased in the ordinary course of business;

(16) Contribution Indebtedness; and

(17) Indebtedness incurred on behalf of, or representing Guarantees of Indebtedness of, joint ventures of Spectrum Brands or any Restricted Subsidiary; provided, however, that the aggregate principal amount of Indebtedness incurred under this clause (17), when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (17) does not exceed $50.0 million.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that any proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (17) above, or is entitled to be incurred pursuant to paragraph (a) of this covenant, Spectrum Brands will be permitted to divide, classify or reclassify at the time of its incurrence such item of Indebtedness in any manner that complies with this covenant; and

In addition, any Indebtedness originally classified as incurred pursuant to paragraph (a) or clauses (1) through (17) above may later be reclassified by Spectrum Brands such that it will be deemed as having been incurred pursuant to another of such clauses or paragraph (a) above to the extent that such reclassified Indebtedness could be incurred pursuant to such new clause or paragraph (a) at the time of such reclassification (based on circumstances existing at the time of such reclassification). If any Contribution Debt is designated as incurred under any provision other than clause (16) under paragraph (b), the related issuance of Equity Interests may be included in any calculation under paragraph (A)(3)(b) of “Restricted Payments.”

Subject to the foregoing, any Indebtedness incurred pursuant to clause (1) above shall be deemed for purposes of this covenant to have been incurred on the date such Indebtedness was first incurred until such Indebtedness is actually repaid, other than pursuant to “cash sweep” provisions or any similar provisions under any Credit Facility that provides that such Indebtedness is deemed to be repaid daily (or otherwise periodically).

The amount of Indebtedness incurred in any foreign currency for purposes of the Indenture shall be converted into U.S. dollars at the time of incurrence and the amount of such Indebtedness outstanding will not be deemed to change as a result of fluctuations in currency exchange rates after such date of incurrence.

Spectrum Brands shall not incur any Indebtedness that is subordinated or junior in right of payment to any Indebtedness of Spectrum Brands unless it is subordinated in right of payment to the Notes at least to the same extent. No Guarantor shall incur any Indebtedness that is subordinated or junior in right of payment to the Indebtedness of such Guarantor unless it is subordinated in right of payment to such Guarantor’s Note Guarantee at least to the same extent. For purposes of the foregoing, no Indebtedness will be deemed to be subordinated or junior in right of payment to any other Indebtedness of Spectrum Brands or any Guarantor, as applicable, solely by reason of any Liens or Guarantees arising or created in respect thereof or by virtue of the fact that the holders of any secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

Liens

Spectrum Brands will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, without effectively providing that the Notes are secured equally and ratably with (or, if the obligation to be secured by the Lien is subordinated in right of payment to the Notes or any Note Guarantee, prior to) the obligations so secured for so long as such obligations are so secured.

For purposes of determining compliance with this covenant, (A) a Lien securing an item of Indebtedness need not be permitted solely by reference to one category of permitted Liens described in clauses (1) through (27) of the definition of “Permitted Liens” or pursuant to the first paragraph of this covenant but may be permitted in part under any combination thereof and (B) in the event that a Lien securing an item of Indebtedness, Disqualified Stock or preferred stock (or any portion thereof) meets the criteria of one or more of the categories of permitted Liens described in clauses (1) through (27) of the definition of “Permitted Liens” or pursuant to the first paragraph of this covenant, Spectrum Brands shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such Lien securing such item of Indebtedness (or any portion thereof) in any manner that complies with this covenant and will only be required to include the amount and type of such Lien or such item of Indebtedness secured by such Lien in one of the clauses of the definition of “Permitted Liens” and such Lien securing such item of Indebtedness will be treated as being Incurred or existing pursuant to only one of such clauses or pursuant to the first paragraph hereof.

With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such

Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms, the payment of dividends on preferred stock in the form of additional shares of preferred stock of the same class, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness described in subclause (x) of the second paragraph of the definition of “Indebtedness”.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

Spectrum Brands will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock (or with respect to any other interest or participation in, or measured by, its profits) to Spectrum Brands or any of its Restricted Subsidiaries or pay any liabilities owed to Spectrum Brands or any of its Restricted Subsidiaries;

(2) make loans or advances to Spectrum Brands or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to Spectrum Brands or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of or with respect to:

(1) the Revolving Credit Agreement, the Term Loan Agreement, Existing Indebtedness or any other agreements as in effect on the Issue Date;

(2) applicable law, rule, regulation or order;

(3) any Person or the property or assets of a Person acquired by Spectrum Brands or any of its Restricted Subsidiaries existing at the time of such acquisition and not incurred in connection with or in contemplation of such acquisition, which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(4) in the case of clause (3) of the first paragraph of this covenant:

(a) provisions that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset;

(b) restrictions existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of Spectrum Brands or any Restricted Subsidiary not otherwise prohibited by the Indenture; or

(c) restrictions arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of Spectrum Brands or any Restricted Subsidiary in any manner material to Spectrum Brands or any Restricted Subsidiary;

(5) customary provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other agreements;

(6) any agreement for the sale or other disposition of all or substantially all of the capital stock of, or property and assets of, a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending such sale or other disposition;

(7) Indebtedness of a Foreign Subsidiary permitted to be incurred under the Indenture; provided that (a) such encumbrances or restrictions are ordinary and customary with respect to the type of Indebtedness being incurred and (b) such encumbrances or restrictions will not materially (in good faith by the Board of Directors of Spectrum Brands) impair Spectrum Brands’ ability to make principal and interest payments on the Notes, as determined;

(8) the Indenture, the Notes, the Exchange Notes any Additional Notes or the Guarantees;

(9) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(10) other Indebtedness, Disqualified Stock or preferred stock of Restricted Subsidiaries permitted to be incurred after the Issue Date pursuant to the provisions of the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock”; provided that such restrictions will not materially (in the good faith judgment of the Board of Directors of Spectrum Brands) impair Spectrum Brands’ ability to make principal and interest payments on the Notes;

(11) restrictions or conditions contained in any trading, netting, operating, construction, service, supply, purchase or other agreement to which Spectrum Brands or any of its Restricted Subsidiaries is a party and entered into in the ordinary course of business; provided that such agreement prohibits the encumbrance of solely the property or assets of Spectrum Brands or such Restricted Subsidiary that are the subject of such agreement, the payment rights arising thereunder or the proceeds thereof and does not extend to any other asset or property of Spectrum Brands or such Restricted Subsidiary or the assets or property of any other Restricted Subsidiary;

(12) any instrument governing any Indebtedness or Capital Stock of a Person that is an Unrestricted Subsidiary as in effect on the date that such Person becomes a Restricted Subsidiary, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person who became a Restricted Subsidiary, or the property or assets of the Person who became a Restricted Subsidiary and was not entered into in contemplation of the designation of such Subsidiary as a Restricted Subsidiary; provided that, in the case of Indebtedness, the incurrence of such Indebtedness as a result of such Person becoming a Restricted Subsidiary was permitted by the terms of the Indenture;

(13) purchase money obligations for property acquired and Capital Lease Obligations in the ordinary course of business that impose restrictions of the nature discussed in clause (3) of the first paragraph of this covenant on the property so acquired; and

(14) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) of the first paragraph of this covenant imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of Spectrum Brands’ Board of Directors, not materially more restrictive with respect to such encumbrance and other restrictions than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

For purposes of determining compliance with this covenant, (i) the priority of any preferred stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans or advances made to Spectrum Brands or a Restricted Subsidiary of Spectrum Brands to other Indebtedness Incurred by Spectrum Brands or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Merger, Consolidation or Sale of Assets

Spectrum Brands will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Spectrum Brands is the surviving corporation) or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties and assets of Spectrum Brands and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person or Persons, unless:

(1) either: (a) Spectrum Brands is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Spectrum Brands) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made (i) is a corporation or limited liability company organized or existing under the laws of the United States, any state thereof or the District of Columbia and (ii) assumes all the obligations of Spectrum Brands under the Notes, the Indenture, and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee;

(2) immediately after giving effect to such transaction no Default or Event of Default exists; and

(3) immediately after giving effect to such transaction on a pro forma basis, Spectrum Brands or the Person formed by or surviving any such consolidation or merger (if other than Spectrum Brands), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made, will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be (i) permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” or (ii) have had a Fixed Charge Coverage Ratio equal to or greater than the actual Fixed Charge Coverage Ratio of Spectrum Brands for the four-quarter period immediately prior to such transaction.

In addition, neither Spectrum Brands nor any Restricted Subsidiary may, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. Clauses (2) and (3) above of this “Merger, Consolidation or Sale of Assets” covenant will not apply to any merger, consolidation or sale, assignment, transfer, lease, conveyance or other disposition of assets between or among Spectrum Brands and any of its Restricted Subsidiaries.

Transactions with Affiliates

Spectrum Brands will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into, make, amend, renew or extend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”) involving payments of consideration in excess of $5.0 million, unless:

(1) such Affiliate Transaction is on terms that are no less favorable to Spectrum Brands or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arm’s-length transaction by Spectrum Brands or such Restricted Subsidiary with a Person that is not an Affiliate of Spectrum Brands; and

(2) Spectrum Brands delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, a resolution of the Board of Directors set forth in an Officers’ Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with clause (1) of this covenant and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board of Directors.

The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) transactions between or among Spectrum Brands and/or its Restricted Subsidiaries;

(2) payment of reasonable and customary fees and compensation to, and reasonable and customary indemnification arrangements and similar payments on behalf of, directors of Spectrum Brands;

(3) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption “—Restricted Payments,” or any Permitted Investments;

(4) any sale of Capital Stock (other than Disqualified Stock) of Spectrum Brands;

(5) loans and advances to officers and employees of Spectrum Brands or any of its Restricted Subsidiaries or Holdings (or any direct or indirect parent of Holdings) for bona fide business purposes in the ordinary course of business consistent with past practice;

(6) any employment, consulting, service or termination agreement, or reasonable and customary indemnification arrangements, entered into by Spectrum Brands or any of its Restricted Subsidiaries with officers and employees of Spectrum Brands or any of its Restricted Subsidiaries or Holdings (or any direct or indirect parent of Holdings) and the payment of compensation to officers and employees of Spectrum Brands or any of its Restricted Subsidiaries (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans), in each case in the ordinary course of business;

(7) any agreements or arrangements in effect on the Issue Date, or any amendment, modification, or supplement thereto or any replacement thereof, as long as such agreement or arrangement, as so amended, modified, supplemented or replaced, taken as a whole, is not more disadvantageous to Spectrum Brands and its Restricted Subsidiaries than the original agreement as in effect on the Issue Date, as determined in good faith by Spectrum Brands’ Board of Directors, and any transactions contemplated by any of the foregoing agreements or arrangements;

(8) transactions with customers, clients, suppliers, joint ventures, joint venture partners, Unrestricted Subsidiaries or purchasers or sellers of goods and services, in each case in the ordinary course of business and on terms no less favorable than that available from non-affiliates (as determined by Spectrum Brands) and otherwise not prohibited by the Indenture;

(9) any transaction with an Affiliate (i) where the only consideration paid by Spectrum Brands or any Restricted Subsidiary is Qualified Equity Interests or (ii) consisting of the provision of customary registration rights;

(10)(a) the payment of all Transaction Expenses by Spectrum Brands and its Restricted Subsidiaries and (b) the payment of all Prior Transaction Expenses by Spectrum Brands and its Restricted Subsidiaries;

(11) any merger, consolidation or reorganization of Spectrum Brands (otherwise permitted by the Indenture) with an Affiliate of Spectrum Brands solely for the purpose of (a) reorganizing to facilitate an initial public offering of securities of Spectrum Brands or a direct or indirect parent of Spectrum Brands, (b) forming or collapsing a holding company structure or (c) reincorporating Spectrum Brands in a new jurisdiction;

(12) transactions between Spectrum Brands or any of its Restricted Subsidiaries and any Person that is an Affiliate solely because one or more of its directors is also a director of Spectrum Brands or any direct or indirect parent of Spectrum Brands; provided that such director abstains from voting as a director of Spectrum Brands or such direct or indirect parent, as the case may be, on any matter involving such other Person;

(13) the entering into of any tax sharing agreement or arrangement or any other transactions undertaken in good faith that is consistent with paragraph (b)(9)(iv) of the “—Restricted Payments” covenant; and

(14) transactions in which Spectrum Brands or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from an independent accounting, appraisal or investment banking firm of national standing stating that such transaction is fair to Spectrum Brands or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (1) of the preceding paragraph.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary; provided that:

(1) any Guarantee by Spectrum Brands or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated will be deemed to be an incurrence of Indebtedness by Spectrum Brands or such Restricted Subsidiary (or both, if applicable) at the time of such designation, and such incurrence of Indebtedness would be permitted under the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(2) the aggregate fair market value of all outstanding Investments owned by Spectrum Brands and its Restricted Subsidiaries in the Subsidiary being so designated (including any Guarantee by Spectrum Brands or any Restricted Subsidiary of any Indebtedness of such Subsidiary) will be deemed to be a Restricted Investment made as of the time of such designation and that such Investment would be permitted under the covenant described above under the caption “—Certain Covenants—Restricted Payments”;

(3) such Subsidiary does not own any Equity Interests of, or hold any Liens on any Property of, Spectrum Brands or any Restricted Subsidiary;

(4) the Subsidiary being so designated:

(a) is not party to any agreement, contract, arrangement or understanding with Spectrum Brands or any Restricted Subsidiary of Spectrum Brands that would not be permitted under “Transactions with Affiliates” and;

(b) except as permitted under clauses (1) and (2) above is a Person with respect to which neither Spectrum Brands nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results.

(5) no Default or Event of Default would be in existence following such designation.

If, at any time, any Unrestricted Subsidiary would fail to meet any of the preceding requirements described in clause (4) above, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness, Investments, or Liens on the property, of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of Spectrum Brands as of such date and, if such Indebtedness, Investments or Liens are not permitted to be incurred as of such date under the Indenture, Spectrum Brands shall be in default under the Indenture.

The Board of Directors of Spectrum Brands may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

(1) such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Spectrum Brands of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period;

(2) all outstanding Investments owned by such Unrestricted Subsidiary will be deemed to be made as of the time of such designation and such Investments shall only be permitted if such Investments would be permitted under the covenant described above under the caption “—Certain Covenants—Restricted Payments”;

(3) all Liens upon property or assets of such Unrestricted Subsidiary existing at the time of such designation would be permitted under the caption “—Certain Covenants—Liens”; and

(4) no Default or Event of Default would be in existence following such designation.

Guarantees

If Spectrum Brands or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary on or after the Escrow Release Date, then that newly acquired or created Domestic Subsidiary must become a Guarantor and execute a supplemental indenture and deliver an Opinion of Counsel to the Trustee.

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than Spectrum Brands or another Guarantor unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) is a Person organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of that Guarantor under the Indenture, Note Guarantee and the Registration Rights Agreement pursuant to a supplemental indenture satisfactory to the Trustee; or

(b) except in the case of Holdings, such sale or other disposition or consolidation or merger complies with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

The Note Guarantee of a Guarantor (other than Holdings) will be released:

(1) in connection with any sale or other disposition of all of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) Spectrum Brands or a Restricted Subsidiary, if the sale of all such Capital Stock of that Guarantor complies with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(2) if Spectrum Brands designates such Guarantor as an Unrestricted Subsidiary in accordance with the provisions of the Indenture;

(3) upon legal or covenant defeasance of the Notes or satisfaction and discharge of the Indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge” or;

(4) upon a sale of Capital Stock which causes such Guarantor to cease to be a Subsidiary if such sale does not violate any of the provisions of the Indenture; provided that such Guarantor is concurrently released from any other Guarantees of Indebtedness of Spectrum Brands or any of its Restricted Subsidiaries at such time.

Reports

From and after the Escrow Release Date, so long as any Notes are outstanding, Spectrum Brands will file with the U.S. Securities and Exchange Commission (“Commission”) and furnish to the Trustee and, upon request, to the Holders:

(1) within 90 days after the end of each fiscal year, an annual report on Form 10-K;

(2) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, a quarterly report on Form 10-Q; and

(3) promptly from time to time after the occurrence of an event required to be therein reported pursuant to Form 8-K, a current report on Form 8-K.

If Spectrum Brands is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Spectrum Brands will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the Commission within the time periods specified above unless the Commission will not accept such a filing. If the Commission will not accept Spectrum Brands’ filings for any reason, Spectrum Brands will furnish the reports referred to in the preceding paragraphs to the Trustee within the time periods that would apply if Spectrum Brands were required to file those reports with the Commission. Spectrum Brands will not take any action for the purpose of causing the Commission not to accept any such filings. Any information filed with, or furnished to, the Commission via EDGAR shall be deemed to have been made available to the Trustee and the registered holders of the Notes.

Notwithstanding the foregoing, if Holdings or any other direct or indirect parent of Spectrum Brands fully and unconditionally guarantees the Notes, the filing of such reports by such parent within the time periods specified above will satisfy such obligations of Spectrum Brands; provided that such reports shall include the information required by Rule 3-10 of Regulation S-X with respect to Spectrum Brands and the Guarantors.

Spectrum Brands shall distribute such information and such reports to the Trustee, and make them available, upon request, to any Holder and to any such prospective investor or securities analyst. To the extent not satisfied by the foregoing, Spectrum Brands shall also make publicly available the information required to be available pursuant to Rule 144A(d)(4) under the Securities Act.

Activities of Holdings

Holdings shall not engage in any material activities or hold any material assets other than holding the Capital Stock of Spectrum Brands and those activities incidental thereto and will not incur any material liabilities other than liabilities relating to its Guarantee of the Notes, its Guarantee of any other Indebtedness of Spectrum Brands or any of its Subsidiaries and any other obligations or liabilities incidental to its activities as a holding company.

Events of Default and Remedies

Each of the following is an Event of Default with respect to a series of Notes:

(1) default for 30 days in the payment when due of interest on such series of Notes;

(2) default in payment when due (whether at maturity, upon acceleration, redemption or otherwise) of the principal of, or premium, if any, on such series of Notes;

(3) failure by Spectrum Brands or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales” or “—Certain Covenants—Merger, Consolidation or Sale of Assets” or the provisions described in the second paragraph under the caption “—Certain Covenants—Guarantees”;

(4) failure by Spectrum Brands or any of its Restricted Subsidiaries for 60 days after written notice by the Trustee or Holders representing 25% or more of the aggregate principal amount of Notes outstanding to comply with any of the other agreements in the Indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Spectrum Brands or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by Spectrum Brands or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(a) is caused by a failure to make any payment of principal at the final maturity of such Indebtedness (a “Payment Default”);

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $50.0 million or more;

(6) failure by Spectrum Brands or any of its Restricted Subsidiaries to pay final judgments (to the extent such judgments are not paid or covered by insurance provided by a carrier that has acknowledged coverage in writing and has the ability to perform) aggregating in excess of $50.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7) except as permitted by the Indenture, any Note Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any authorized Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Note Guarantee; and

(8) certain events of bankruptcy or insolvency with respect to Spectrum Brands, any Significant Subsidiary of Spectrum Brands (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary).

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Spectrum Brands, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default with respect to a series of Notes occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes of such series may declare all the Notes of such series to be due and payable immediately by notice in writing to Spectrum Brands specifying the Event of Default.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes of a series may direct the Trustee in its exercise of any trust or power with respect to such series of Notes. The Trustee may withhold from Holders of the Notes of such series notice of any Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

The Holders of a majority in aggregate principal amount of a series of Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes of such Series waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes of such series. The Holders of a majority in principal amount of a series of Notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee with respect to such series of Notes. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of such series of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders.

A Holder may not institute any proceeding, judicial or otherwise, with respect to the Indenture or the Notes, or form the appointment of a recipient or a trustee, or pursue any remedy with respect to the Indenture or the Notes unless:

(1) the Holder gives the Trustee written notice of a continuing Event of Default;

(2) the Holders of at least 25% in aggregate principal amount of outstanding Notes of a series make a written request to the Trustee to pursue the remedy with respect to such series of Notes;

(3) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes of such series do not give the Trustee a direction that is inconsistent with the request with respect to such series of Notes.

However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

Spectrum Brands is required to deliver to the Trustee annually within 120 days after the end of each fiscal year a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, Spectrum Brands is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, stockholder or controlling person of Spectrum Brands or any Guarantor, as such, shall have any liability for any obligations of Spectrum Brands or the Guarantors under the Notes, the Indenture, the Note Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Legal Defeasance and Covenant Defeasance

Spectrum Brands may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes of a series (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding Notes of a series to receive payments in respect of the principal of, or interest or premium, if any, on such series of Notes when such payments are due from the trust referred to below;

(2) Spectrum Brands’ obligations with respect to such series of Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and Spectrum Brands’ and the Guarantor’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, Spectrum Brands may, at its option and at any time, elect to have the obligations of Spectrum Brands and the Guarantors released with respect to a series of Notes with respect to most covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to such series of Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default and Remedies” will no longer constitute Events of Default with respect to such series of Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to a series of Notes:

(1) Spectrum Brands must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of such series of Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants (or, if two or more nationally recognized firms of independent public accountants decline to issue such opinion as a matter of policy, in the opinion of Spectrum Brands’ chief financial officer) to pay the principal of, or interest and premium, if any, on the outstanding Notes of such series on the stated maturity or on the applicable redemption date, as the case may be, and Spectrum Brands must specify whether such series of Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, Spectrum Brands shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) Spectrum Brands has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes of such series will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Spectrum Brands shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes of such series will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit other than a Default resulting from the borrowing of funds to be applied to such deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which Spectrum Brands or any of its Subsidiaries is a party or by which Spectrum Brands or any of its Subsidiaries is bound;

(6) Spectrum Brands must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by Spectrum Brands with the intent of preferring the Holders of Notes of such series over the other creditors of Spectrum Brands with the intent of defeating, hindering, delaying or defrauding creditors of Spectrum Brands or others;

(7) if the Notes are to be redeemed prior to their stated maturity, Spectrum Brands must deliver to the Trustee irrevocable instructions to redeem all of the Notes of such series on the specified redemption date; and

(8) Spectrum Brands must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

In the case of legal or covenant defeasance, all Guarantees and Liens will be released.

Amendment, Supplement and Waiver

Except as provided in the next succeeding paragraphs, with respect to a series of Notes, the Indenture, the Notes or the Guarantees with respect to such series may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of such series of Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, such series of Notes), and any existing Default or Event of Default or compliance with any provision of the Indenture, the Notes or the Guarantees with respect to such series may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes of such series (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, such series of Notes).

Without the consent of each Holder of Notes of such series affected, an amendment, supplement or waiver may not (with respect to such series of Notes held by a non-consenting Holder):

(1) reduce the principal amount of the Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter the provisions, or waive any payment, with respect to the redemption of the Notes (other than the notice period with respect to the redemption of the Notes);

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than U.S. dollars;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium, if any, on the Notes;

(7) release any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture;

(8) impair the right to institute suit for the enforcement of any payment on or with respect to the Notes or the Note Guarantees;

(9) amend, change or modify the obligation of Spectrum Brands to make and consummate an Asset Sale Offer with respect to any Asset Sale in accordance with the “Repurchase at the Option of Holders—Asset Sales” covenant after the obligation to make such Asset Sale Offer has arisen, or the obligation of Spectrum Brands to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with the “Repurchase at the Option of Holders—Change of Control” covenant after such Change of Control has occurred, including, in each case, amending, changing or modifying any definition relating thereto;

(10) except as otherwise permitted under the “Merger, Consolidation and Sale of Assets” covenant, consent to the assignment or transfer by Spectrum Brands of any of its rights or obligations under the Indenture; or

(11) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder of the Notes of such series, Spectrum Brands, the Guarantors and the Trustee may amend or supplement the Indenture, the Notes or the Guarantees with respect to such series:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition or in place of certificated Notes of such series;

(3) to provide for the assumption of Spectrum Brands’ or any Guarantor’s obligations to Holders of Notes of such series in the case of a merger or consolidation or sale of all or substantially all of Spectrum Brands’ or such Guarantor’s assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of Notes of such series or that does not adversely affect the legal rights under the Indenture of any such Holder;

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(6) to comply with the provision described under “Certain Covenants—Guarantees”;

(7) to evidence and provide for the acceptance of appointment by a successor Trustee;

(8) to provide for the issuance of Additional Notes in accordance with the Indenture; or

(9) to conform any provision to this “Description of Notes.”

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to a series of Notes issued thereunder, when:

(1) either:

(a) all Notes of such series that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to Spectrum Brands) have been delivered to the Trustee for cancellation; or

(b) all Notes of such series that have not been delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and Spectrum Brands or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of such series of Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes of such series not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default shall have occurred and be continuing with respect to such series of Notes on the date of such deposit or shall occur as a result of such deposit (other than from the borrowing of funds to be applied to such deposit) and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument (other than the Indenture) to which Spectrum Brands or any Guarantor is a party or by which Spectrum Brands or any Guarantor is bound;

(3) Spectrum Brands or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture with respect to such series of Notes; and

(4) Spectrum Brands has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes of such series at maturity or the redemption date, as the case may be.

In addition, Spectrum Brands must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the Trustee becomes a creditor of Spectrum Brands or any Guarantor, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into, or becomes a Subsidiary of, such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition” means the acquisition by Spectrum of all or substantially all of the business (including, without limitation, all assets, licenses and related operations) of the HHI Business (as defined in the Acquisition Agreement) and the TLM Business (as defined in the Acquisition Agreement) from Stanley Black & Decker, Inc. pursuant to the Acquisition Agreement.

“Acquisition Agreement” means the Acquisition Agreement dated October 8, 2012 by and between Stanley Black & Decker, Inc. and Spectrum, as amended, supplemented or modified from time to time prior to the Escrow Release Date or thereafter, in accordance with its terms.

“Acquisition Documents” means the Acquisition Agreement and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time prior to the Escrow Release Date or thereafter.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings; provided further that Paula Grundstücksverwaltungsgesellschaft mbH & Co. Vermietungs-KG, Mannheim shall not be deemed an Affiliate of Spectrum Brands or any of its Restricted Subsidiaries solely by virtue of the beneficial ownership by Spectrum Brands or its Restricted Subsidiaries of up to 20% of the Voting Stock of such entity.

“Applicable Premium” means, with respect to any Note on any redemption date, the greater of

(i) 1.0% of the principal amount of such Note; or

(ii) the excess of:

(a) the present value at such redemption date of (i) the redemption price of such Note at November 15, 2016 (in the case of the 2020 Notes) or November 15, 2017 (in the case of the 2022 Notes) (such redemption price being set forth in the table appearing below), plus (ii) all required interest payments due on such Note through November 15, 2016 (in the case of the 2020 Notes) or November 15, 2017 (in the case of the 2022 Notes) excluding accrued but unpaid interest to the applicable redemption date, computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the principal amount of such Note.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any property or assets of Spectrum Brands or any Restricted Subsidiary; provided that the sale, conveyance or other disposition of all or substantially all of the assets of Spectrum Brands and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions described under “—Repurchase at the Option of Holders—Asset Sale”; and

(2) the issuance of Equity Interests (other than directors’ qualifying shares) by any of Spectrum Brands’ Restricted Subsidiaries or the sale by Spectrum Brands or any Restricted Subsidiary of Equity Interests (other than directors’ qualifying shares) in any of its Subsidiaries.

Notwithstanding the preceding, the following items shall be deemed not to be Asset Sales:

(1) any single transaction or series of related transactions that involves assets having a fair market value of less than $15.0 million;

(2) a transfer of assets between or among Spectrum Brands and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary to Spectrum Brands or to another Restricted Subsidiary;

(4) the sale, lease, assignment or other disposition of equipment, inventory, accounts receivable or other assets in the ordinary course of business and any other non-recourse factoring of accounts receivable pursuant to a factoring program sponsored by a retailer of national standing in partnership with a financial institution or otherwise entered into by Spectrum Brands or any of its subsidiaries with a financial institution;

(5) the sale or other disposition of Cash Equivalents;

(6) a Permitted Investment or Restricted Payment that is permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments”;

(7) any sale or disposition of any property or equipment that has become damaged, worn out, obsolete or otherwise unsuitable or no longer used or required for use in the ordinary course of the business of Spectrum Brands or its Restricted Subsidiaries;

(8) the licensing of intellectual property in the ordinary course of business;

(9) any sale or other disposition deemed to occur with creating or granting a Lien not otherwise prohibited by the Indenture;

(10) any surrender or waiver of contract rights pursuant to a settlement, release, recovery on or surrender of contract, tort or other claims of any kind;

(11) foreclosure or any similar action with respect to any property or other asset of Spectrum Brands or any of its Restricted Subsidiaries, which foreclosure or other similar action does not otherwise constitute a Default;

(12) to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property (excluding any boot thereon) for use in a Permitted Business; and

(13) the unwinding of any Hedging Obligation.

For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale, shall be deemed to be a single Asset Sale effected when the last such transaction which is a part thereof is effected.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” shall have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any duly authorized committee thereof having the authority of the full board with respect to the determination to be made;

(2) with respect to a limited liability company, any managing member thereof or, if managed by managers, the board of managers thereof, or any duly authorized committee thereof having the authority of the full board with respect to the determination to be made;

(3) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Borrowing Base” means the sum of (A) 80% of the net book value of accounts receivable of Spectrum Brands and its Restricted Subsidiaries and (B) 60% of the net book value of inventory of Spectrum Brands and its Restricted Subsidiaries (with accounts receivable and inventory calculated on the basis that all Investments, acquisitions, dispositions, mergers, consolidations and disposed operations that have been made by the Company and its Restricted Subsidiaries prior to or substantially contemporaneous with the date of any calculation shall be included or excluded, as the case may be, on a pro forma basis with such calculations made in good faith by a responsible financial or accounting officer of the Company).

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means (a) United States dollars, Euros, British Pounds Sterling or any other currencies received in the ordinary course of business; (b) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than one year from the date of acquisition; (c) time deposits, certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any bank or trust company organized or licensed under the laws of the United States or any state thereof or the District of Columbia whose short-term debt is rated “A-2” or higher by S&P or “P-2” or higher by Moody’s; (d) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (c) above; (e) commercial paper having at least a “P-1” rating from

Moody’s or “A-1” from S&P and in each case maturing within nine months after the date of acquisition; (f) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof having the highest ratings obtainable from Moody’s or S&P and maturing within six months from the date of acquisition thereof; (g) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (a) through (f) of this definition; and (h) in the case of a Foreign Subsidiary, substantially similar investments, of comparable credit quality, denominated in local currency held by such Foreign Subsidiary from time to time in the ordinary course of business.

“Cash Management Obligations” means, with respect to any Person, all obligations, whether now owing or hereafter arising, of such Person in respect of overdrafts and related liabilities or arising from (i) services in connection with operating, collections, payroll, trust or other depository or disbursement accounts, including automated clearinghouse, e-payable, electronic funds transfer, wire transfer, controlled disbursement, overdraft, depository, information reporting, lockbox or stop payment services, (ii) commercial credit card and merchant card services; and (iii) other banking products or services (other than letters of credit and leases).

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Spectrum Brands and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Permitted Holder;

(2) the adoption of a plan relating to the liquidation or dissolution of Spectrum Brands;

(3) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the ultimate Beneficial Owner, directly or indirectly, of 35% or more of the voting power of the Voting Stock of Spectrum Brands or Holdings other than a Permitted Holder; provided that such event shall not be deemed a Change of Control so long as one or more Permitted Holders shall Beneficially Own more of the voting power of the Voting Stock of Spectrum Brands or Holdings than such person or group;

(4) the first day on which a majority of the members of the Board of Directors of Spectrum Brands or Holdings are not Continuing Directors; or

(5) Holdings ceases to directly own all Capital Stock of Spectrum Brands.

For purposes of this definition, (i) any direct or indirect holding company of Spectrum Brands (including Holdings) shall not itself be considered a Person for purposes of clauses (3) or (5) above or a “person” or “group” for purposes of clauses (3) or (5) above, provided that no “person” or “group” (other than the Permitted Holders or another such holding company) Beneficially Owns, directly or indirectly, more than 50% of the voting power of the Voting Stock of such company, and a majority of the Voting Stock of such holding company immediately following it becoming the holding company of Spectrum Brands is Beneficially Owned by the Persons who Beneficially Owned the voting power of the Voting Stock of Spectrum Brands immediately prior to it becoming such holding company and (ii) a Person shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement until the consummation of the transactions contemplated by such agreement. In addition, any foreclosure (but not any sale thereof to a third party) with respect to Equity Interests of Spectrum Brands by the trustee or the holders of Harbinger Group Inc.’s outstanding 10.625% notes shall not be deemed a Change of Control.

“Change of Control Offer” has the meaning assigned to that term in the Indenture governing the Notes.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor statute thereto.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(a) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(b) Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that any such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(c) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(d) (i) unusual or non-recurring charges, (ii) relocation costs and integration costs or reserves (including such items related to proposed and completed acquisitions and Asset Sales and to closure/consolidation of facilities), (iii) Transaction Expenses, (iv) Prior Transaction Expenses and (v) severance costs, including such costs related to proposed and completed Permitted Investments and Asset Sales and to closure/consolidation of facilities, in each case incurred by Spectrum Brands, Inc. and its Restricted Subsidiaries; minus

(e) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue consistent with past practice,

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary thereof;

(2) the Net Income of any Restricted Subsidiary (other than a Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its equityholders;

(3) the Net Income of any Person acquired during the specified period for any period prior to the date of such acquisition shall be excluded;

(4) the cumulative effect of a change in accounting principles shall be excluded;

(5) notwithstanding clause (1) above, the Net Income (but not loss) of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the specified Person or one of its Subsidiaries;

(6)(a) unrealized gains and losses due solely to fluctuations in currency values and the related tax effects according to GAAP shall be excluded (until realized, at which time such gains or losses shall be included); and (b) unrealized gains and losses with respect to Hedging Obligations shall be excluded (until realized, at which time such gains or losses shall be included);

(7) any non-cash charge or expense realized or resulting from stock option plans, employee benefit plans or post-employment benefit plans, or grants or sales of stock, stock appreciation or similar rights, stock options, restricted stock, preferred stock or other rights shall be excluded;

(8)(a)(i) the non-cash portion of “straight-line” rent expense less (ii) the cash portion of “straight-line” rent expense which exceeds the amount expensed in respect of such rent expense shall be excluded and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by the applicable standard under GAAP and related interpretations shall be excluded (until realized, at which time such gains or losses shall be included);

(9) expenses with respect to liability or casualty events or business interruption shall be excluded to the extent covered by insurance and actually reimbursed, or, so long as such Person has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) approved by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days);

(10) any charges resulting from the application of FASB ASC 350, Intangibles—Goodwill and Other, Accounting Standards Codification Topic 360-10-35-15, Impairment or Disposal of Long-Lived Assets, Accounting Standards Codification Topic 480-10-25-4, Distinguishing Liabilities from Equity—Overall Recognition, or Accounting Standards Codification Topic 820 Fair Value Measurements and Disclosures, the amortization of intangibles arising pursuant to FASB ASC 805, Business Combinations, non-cash interest expense resulting from the application of Accounting Standards Codification Topic 470-20 Debt—Debt with Conversion Options—Recognition, and any non-cash income tax expense that results from the inability to include deferred tax liabilities related to indefinite-lived intangible assets as future reversals of temporary differences under FASB ASC 740-10-30-18, shall be excluded; and

(11) restructuring and related charges and acquisition and related integration charges, including but not limited to, restructuring charges related to the Prior Transactions incurred prior to or within 36 months of June 16, 2010 and the Transactions, shall be excluded.

“Consolidated Net Tangible Assets” of any Person means, as of any date, the amount which, in accordance with GAAP, would be set forth under the caption “Total Assets” (or any like caption) on a consolidated balance sheet of such Person and its Restricted Subsidiaries (or, in the case of a group of Foreign Subsidiaries, on a combined basis), as of the end of the most recently ended fiscal quarter for which internal financial statements are available, less (1) all intangible assets, including, without limitation, goodwill, organization costs, patents, trademarks, copyrights, franchises, and research and development costs and (2) current liabilities.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Spectrum Brands or Holdings who:

(1) was a member of such Board of Directors on the Issue Date or

(2) was nominated for election or elected to such Board of Directors with the approval of the Permitted Holders or a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Contribution Debt” means Indebtedness or Disqualified Stock of Spectrum Brands or any Guarantor in an aggregate principal amount or liquidation preference not greater than twice the aggregate amount of cash received from the issuance and sale of Qualified Equity Interests of Spectrum Brands after the Issue Date; provided that:

(1) such cash has not been used to make a Restricted Payment and shall thereafter be excluded from any calculation under paragraph (A)(3)(b) under “Limitation on Restricted Payments” or used to make any Restricted Payment pursuant to paragraph (B) of such covenant (it being understood that if any such

Indebtedness or Disqualified Stock incurred as Contribution Debt is redesignated as incurred under any provision other than paragraph (b)(16) of the “Limitation on Debt” covenant, the related issuance of Equity Interests may be included in any calculation under paragraph (A)(3)(b) in the “Limitation on Restricted Payments” covenant); and

(2) such Contribution Debt (a) is incurred within 180 days after the making of such cash contributions and (b) is so designated as Contribution Debt pursuant to an officers’ certificate on the incurrence date thereof.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Revolving Credit Agreement, the Term Loan Agreement and the Existing Senior Secured Notes), or commercial paper facilities with banks or other institutional lenders or investors or indentures or other agreements providing for revolving credit loans, term loans, debt securities (including related exchange notes and guarantees thereof), receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit or other long-term indebtedness and, in each case, as such agreements may be amended, amended and restated, supplemented, in any manner whatsoever modified, refinanced, extended, substituted, replaced, renewed, or otherwise restructured or refunded, in whole or in part, in one or more instances, from time to time (including any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing and including any amendment increasing the amount of Indebtedness incurred or available to be borrowed thereunder, extending the maturity of any Indebtedness incurred thereunder or contemplated thereby or deleting, adding or substituting one or more parties thereto (whether or not such added or substituted parties are banks or other lenders)), including into one or more debt facilities, commercial paper facilities or other debt instruments, indentures or agreements (including by means of sales of debt securities to investors), providing for revolving credit loans, term loans, letters of credit or other debt obligations.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means any non-cash consideration received by Spectrum Brands or one of its Restricted Subsidiaries in connection with an Asset Sale that is designated as Designated Non-cash Consideration pursuant to an officers’ certificate executed by an officer of Spectrum Brands or such Restricted Subsidiary at the time of such Asset Sale.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date that is the earlier date on which the Notes mature and the date the Notes are no longer outstanding, except to the extent such Capital Stock is solely redeemable with, or solely exchangeable for, any Equity Interests of Spectrum Brands that are not Disqualified Stock; provided that if such Capital Stock is issued to any plan for the benefit of employees of Spectrum Brands or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by Spectrum Brands or its Subsidiaries in order to satisfy applicable statutory or regulatory obligation; provided, further, that any Capital Stock held by any future, present or former employee, director, officer, manager or consultant (or their estates, spouses or former spouses) of Spectrum Brands, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any stockholders agreement, management equity plan or stock option plan or any other management or employee benefit plan or agreement shall not constitute Disqualified Stock solely because it may be required to be repurchased by Spectrum Brands or its Subsidiaries following the termination of employment of such employee, director, officer, manager or consultant with Spectrum Brands or any of its Subsidiaries (so long as, in each case referred to in this sentence, any such requirement is made subject to compliance with the Indenture). Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require Spectrum Brands to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that Spectrum Brands may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The term “Disqualified Stock” shall also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is 91 days after the date on which the Notes mature.

“Domestic Subsidiary” means any Restricted Subsidiary of Spectrum Brands other than a Restricted Subsidiary that is (1) a “controlled foreign corporation” under Section 957 of the Internal Revenue Code or (2) a Subsidiary of any such controlled foreign corporation.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a primary offering, after the Issue Date, of Qualified Stock of Spectrum Brands or of Holdings or any direct or indirect parent of Holdings (to the extent the proceeds thereof are contributed to the common equity of Spectrum Brands) other than an issuance registered on Form S-4 or S-8 or any successor thereto or any issuance pursuant to employee benefit plans or otherwise in compensation to officers, directors or employees.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Indebtedness” means the aggregate principal amount of Indebtedness of Spectrum and its Subsidiaries (other than Indebtedness under the Revolving Credit Agreement, the Term Loan Agreement and the indenture governing the Existing Senior Secured Notes) in existence on the Issue Date, until such amounts are repaid.

“Existing Senior Notes” means Spectrum’s 6.75% Senior Notes due 2020 outstanding on the Issue Date.

“Existing Senior Secured Notes” means Spectrum’s 9.50% Senior Secured Notes due 2018 outstanding on the Issue Date.

“Existing Term Loan Agreement” means the amended and restated credit agreement dated February 1, 2011 among Spectrum, the lenders party thereto and Credit Suisse AG, as agent, together with any related documents, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as such term loan credit agreement, in whole or in part, in one or more instances, may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing and including any amendment increasing the amount of Indebtedness incurred or available to be borrowed thereunder, extending the maturity of any Indebtedness incurred thereunder or contemplated thereby or deleting, adding or substituting one or more parties thereto (whether or not such added or substituted parties are banks or other institutional lenders)), including into one or more debt facilities, commercial paper facilities or other debt instruments, indentures or agreements (including by means of sales of debt securities (including Additional Notes) to institutional investors), providing for revolving credit loans, term loans, letters of credit or other debt obligations, whether any such extension, replacement or refinancing (1) occurs simultaneously or not with the termination or repayment of a prior term loan credit agreement or (2) occurs on one or more separate occasions.

“fair market value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a resolution of the Board of Directors.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Subsidiaries incurs, assumes, Guarantees, repays, retires, extinguishes, repurchases or redeems any Indebtedness or issues, repurchases or redeems Disqualified Stock or preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, retirement, extinguishment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) Investments or acquisitions and dispositions of business entities or property and assets constituting a division or line of business of any Person that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated on a pro forma basis, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, shall be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Subsidiaries following the Calculation Date; and

(4) consolidated interest expense attributable to interest on any Indebtedness (whether existing or being incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Calculation Date (taking into account any interest rate option, swap, cap or similar agreement applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period.

For purposes of this definition, whenever pro forma effect is to be given to any event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of Spectrum Brands. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of Spectrum Brands as set forth in an officer’s certificate, to reflect operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable event.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made, received or accrued in connection with Hedging Obligations (but excluding unrealized gains or losses with respect thereto), but excluding (i) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (ii) any expensing of bridge, commitment and other financing fees, (iii) any redemption premiums, prepayment fees, or other charges or penalties incurred in connection with the Transactions or Prior Transactions and (iv) any premiums, fees or other charges incurred in connection with the refinancing of the Existing Indebtedness on the Issue Date (in each case of (i) through (iv), to the extent included in any of the foregoing items listed in clause (1)); plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or preferred stock of such Person or any of its Restricted Subsidiaries, other than (i) dividends on Equity Interests payable solely in Equity Interests of Spectrum Brands (other than Disqualified Stock) or (ii) dividends to Spectrum Brands or a Restricted Subsidiary of Spectrum Brands, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

Notwithstanding the foregoing, any additional charges arising from (i) the application of Accounting Standards Codification Topic 480-10-25-4 (Distinguishing Liabilities from Equity—Overall—Recognition” to any series of preferred stock other than Disqualified Equity Interests or (ii) the application of Accounting Standards Codification Topic 470-20 “Debt—Debt with Conversion Options—Recognition,” in each case, shall be disregarded in the calculated of Consolidated Fixed Charges.

“Foreign Subsidiary” means any Restricted Subsidiary of Spectrum Brands other than a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, the opinions and pronouncements of the Public Company Accounting Oversight Board and in the statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on April 1, 2010.

“Guarantee” means, as to any Person, a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness of another Person.

“Guarantors” means:

(1) Holdings and each direct or indirect Domestic Subsidiary of Spectrum Brands on December 17, 2013; and

(2) any other subsidiary that executes a Note Guarantee in accordance with the provisions of the Indenture;

and their respective successors and assigns until released from their obligations under their Note Guarantees and the Indenture in accordance with the terms of the Indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements designed for the purpose of managing interest rate risk;

(2) commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements designed for the purpose of managing commodity price risk; and

(3) foreign exchange contracts, currency swap agreements and other agreements or arrangements designed for the purpose of managing foreign currency exchange rate risk.

“incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become directly or indirectly liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of Spectrum Brands will be deemed to be incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of Spectrum Brands and (2) neither the accrual of interest nor the accretion of original issue discount nor the payment of interest in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock (to the extent provided for when the Indebtedness or Disqualified Stock on which such interest or dividend is paid was originally issued) shall be considered an incurrence of Indebtedness; provided that in each case the amount thereof is for all other purposes included in the Fixed Charges and Indebtedness of Spectrum Brands or its Restricted Subsidiary as accrued.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof), but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the fifth Business Day following receipt by such Person of a demand for reimbursement);

(3) in respect of banker’s acceptances;

(4) in respect of Capital Lease Obligations;

(5) in respect of the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable;

(6) representing Hedging Obligations, other than Hedging Obligations that are incurred in the ordinary course of business for the purpose of fixing, hedging, swapping, managing interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder; or

(7) representing Disqualified Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends;

if and to the extent that any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of the specified Person prepared in accordance with GAAP or, in the case of any earn-out obligation or purchase price adjustment, would have been recorded as a liability under GAAP prior to the adoption of Financial Accounting Standards Board Statement No. 141R. In addition, the term “Indebtedness” includes (x) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, and (y) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value shall be determined in good faith by the Board of Directors of the issuer of such Disqualified Stock.

The amount of any Indebtedness outstanding as of any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, and shall be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness;

provided that Indebtedness shall not include:

(i) any liability for federal, state, local or other taxes;

(ii) performance, surety or appeal bonds provided in the ordinary course of business;

(iii) agreements providing for indemnification, adjustment of purchase price or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of Spectrum Brands or any of its Restricted Subsidiaries pursuant to such agreements, in any case incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), so long as the principal amount does not exceed the gross proceeds actually received by Spectrum Brands or any Restricted Subsidiary in connection with such disposition; or

(iv) deferred revenue.

“Investment Grade” means a rating of BBB- or higher by S&P and Baa3 or higher by Moody’s, or the equivalent of such ratings by another Rating Agency.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans or other extensions of credit (including Guarantees, but excluding advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of Spectrum Brands or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business), advances (excluding commission, travel, payroll and similar advances to officers and employees made consistent with past practices), capital contributions (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

If Spectrum Brands or any Restricted Subsidiary of Spectrum Brands sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Spectrum Brands such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Spectrum Brands, Spectrum Brands shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Investment in such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by Spectrum Brands or any Restricted Subsidiary of Spectrum Brands of a Person that holds an Investment in a third Person shall be deemed to be an Investment by Spectrum Brands or such Restricted Subsidiary in such third Person only if such Investment was made in contemplation of, or in connection with, the acquisition of such Person by Spectrum Brands or such Restricted Subsidiary and the amount of any such Investment shall be determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Issue Date” means November 16, 2012.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Moody’s” means Moody’s Investors Services, Inc. and its successors.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any sale of assets outside the ordinary course of business of such Person; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not the interest component, thereof) received by Spectrum Brands or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting, brokerage and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, (2) taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions arising therefrom and any tax sharing arrangements in connection therewith, (3) amounts required to be applied to the repayment of Indebtedness or other liabilities, secured by a Lien on the asset or assets that were the subject of such Asset Sale, or required to be paid as a result of such sale, and (4) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Note Guarantee” means the Guarantee by each Guarantor of Spectrum Brands’ payment obligations under the Indenture and on the Notes, executed pursuant to the Indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Paying Agent” means an office or agency where Notes may be presented for payment.

“Permitted Business” means any business conducted or proposed to be conducted by Spectrum Brands and its Restricted Subsidiaries on the Issue Date and other businesses complementary, similar or reasonably related, ancillary or incidental thereto or reasonable extensions thereof.

“Permitted Holders” means

(1) each of Harbinger Group Inc., Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Global Opportunities Breakaway Ltd;

(2) any Affiliate or Related Party of any Person specified in clause (1), other than another portfolio company thereof (which means a company actively engaged in providing goods and services to unaffiliated customers) or a company controlled by a “portfolio company”;

(3) any Person both the Capital Stock and the Voting Stock of which (or in the case of a trust, the beneficial interests in which) are owned 50% or more by Persons specified in clauses (1) and (2) or any group in which the Persons specified in clauses (1) and (2) own more than a majority of the voting power of the Voting Stock held by such group.

“Permitted Investments” means:

(1) any Investment in Spectrum Brands or in a Restricted Subsidiary of Spectrum Brands;

(2) any Investment in Cash Equivalents;

(3) any Investment by Spectrum Brands or any Restricted Subsidiary of Spectrum Brands in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of Spectrum Brands; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Spectrum Brands or a Restricted Subsidiary of Spectrum Brands;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale (including Designated Non-Cash Consideration) that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(5) Hedging Obligations that are incurred in the ordinary course of business for the purpose of managing interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(6) stock, obligations or securities received in satisfaction of judgments;

(7) Investments in securities of trade debtors or customers received (x) pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers or in good faith settlement of delinquent obligations of such trade debtors or customers or in compromise or resolution of litigation, arbitration or other disputes with Persons who are not Affiliates, (y) as a result of the foreclosure by Spectrum Brands or any Restricted Subsidiaries with respect to any secured Investment or other transfer of title, or (z) as a result of litigation, or other disputes with Persons who are not Affiliates;

(8) other Investments in any Person engaged in a Permitted Business having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (8) since the Issue Date, not to exceed the greater of (x) $150.0 million and (y) 12.5% of Consolidated Net Tangible Assets, in each case, net of any return of or on such Investment received by Spectrum Brands or a Restricted Subsidiary;

(9) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment, or the licensing or contribution of intellectual property pursuant to joint marketing, joint development or similar arrangements with other Persons;

(10) advances, loans, rebates and extensions of credit (including the creation of receivables) to suppliers, customers and vendors, and performance guarantees, in each case in the ordinary course of business;

(11) Investments in prepaid expenses, negotiable instruments held for collection and lease and utility and worker’s compensation deposits provided to third parties in the ordinary course of business; and

(12) Investments (other than in Restricted Subsidiaries) outstanding on the Issue Date or made pursuant to binding agreements in effect on the Issue Date, including any extension, modification or renewal of such Investments, to the extent not involving any additional Investment other than as the result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities;

(13) advances and loans to officers, directors or employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practice or to fund such person’s purchase of Equity Interests of Spectrum or any direct or indirect parent of Spectrum;

(14) Investments in joint ventures having an aggregate fair market value, when taken together with all other Investments made pursuant to this clause that are at the time outstanding, not to exceed $75.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (14) is made in any Person that is not Spectrum Brands or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes Spectrum Brands or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (14) for so long as such Person continues to be Spectrum Brands or a Restricted Subsidiary; and

(15) Investments in Unrestricted Subsidiaries having an aggregate fair market value, when taken together with all other Investments made pursuant to this clause that are at the time outstanding, not to exceed $75.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value).

“Permitted Liens” means:

(1) Liens securing Indebtedness incurred and then outstanding pursuant to clause (1) of the second paragraph of “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and other Obligations in respect thereof;

(2) Liens in favor of Spectrum Brands or any Guarantor;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Spectrum Brands or any Restricted Subsidiary of Spectrum Brands; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Spectrum Brands or the Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition thereof by Spectrum Brands or any Restricted Subsidiary of Spectrum Brands, provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than the property so acquired by Spectrum Brands or the Restricted Subsidiary;

(5) Liens existing on the Issue Date not otherwise permitted hereby;

(6) Liens securing Permitted Refinancing Indebtedness (other than in respect of Indebtedness referred to in clause (1)); provided that such Liens do not extend to any property or assets other than the property or assets that secure the Indebtedness being refinanced;

(7) Liens incurred in the ordinary course of business of Spectrum Brands or any Restricted Subsidiary of Spectrum Brands with respect to obligations that do not exceed the greater of $125 million or 10% of Consolidated Net Tangible Assets;

(8) Liens on the assets of a Foreign Subsidiary securing Indebtedness of a Foreign Subsidiary that was permitted by the terms of the Indenture to be incurred;

(9) pledges or deposits under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts or leases, or to secure public or statutory obligations, surety bonds, customs duties and the like, or for the payment of rent, in each case incurred in the ordinary course of business and not securing Indebtedness;

(10) Liens imposed by law, such as carriers’, vendors’, warehousemen’s and mechanics’ liens or other similar liens, in each case for sums not yet due or being contested in good faith and by appropriate proceedings;

(11) Liens in respect of taxes and other governmental assessments and charges which are not yet due or which are being contested in good faith and by appropriate proceedings;

(12) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the proceeds thereof;

(13)(x) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or the ownership of its properties, not interfering in any material respect with the conduct of the business of Spectrum Brands and its Restricted Subsidiaries or (y) any zoning or similar law or right reserved to or vested in any governmental authority to control or regulate the use of any real property;

(14) licenses or leases or sublicenses or subleases as licensor, lessor, sublicensor or sublessor of any of its property, including intellectual property, in the ordinary course of business;

(15) customary Liens in favor of trustees and escrow agents, and netting and setoff rights, banker’s liens and the like in favor of financial institutions and counterparties to financial obligations and instruments, including Hedging Agreements;

(16) Liens on assets pursuant to merger agreements, stock or asset purchase agreements and similar agreements in respect of the disposition of such assets;

(17) options, put and call arrangements, rights of first refusal and similar rights relating to Investments in joint ventures, partnerships and the like;

(18) judgment liens, and Liens securing appeal bonds or letters of credit issued in support of or in lieu of appeal bonds, so long as no Event of Default then exists as a result thereof;

(19) Liens incurred in the ordinary course of business not securing Indebtedness and not in the aggregate materially detracting from the value of the properties or their use in the operation of the business of Spectrum Brands and its Restricted Subsidiaries;

(20) Liens (including the interest of a lessor under a Capital Lease) on property that secure Indebtedness Incurred under clause (4) of Permitted Debt for the purpose of financing all or any part of the purchase price or cost of construction or improvement of such property and which attach within 365 days after the date of such purchase or the completion of construction or improvement;

(21) deposits in the ordinary course of business to secure liability to insurance carriers;

(22) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(23) Liens consisting of contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of Spectrum Brands or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of Spectrum Brands and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of Spectrum Brands or any of its Restricted Subsidiaries in the ordinary course of business;

(24) Liens arising from financing statements filings under the Uniform Commercial Code or similar state laws regarding operating leases entered into by Spectrum Brands and its Restricted Subsidiaries in the ordinary course of business;

(25) Liens securing Cash Management Obligations and all Obligations under the Hedging Agreements owed to Persons that were agents and the lenders under the Revolving Credit Agreement or their affiliates at the time of entry into the agreements governing such obligations;

(26) Liens arising out of conditional sale, title retention, consignment or similar arrangements for sale of goods entered into by Spectrum Brands and its subsidiaries in the ordinary course of business; and

(27) Liens created for the benefit of each series of Notes or the Note Guarantees with respect thereto.

“Permitted Refinancing Indebtedness” means any Indebtedness of Spectrum Brands or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Spectrum Brands or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable expenses incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or the Note Guarantees, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the Notes or such Note Guarantees on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) in no event may Indebtedness of Spectrum Brands or any Guarantor be refinanced by means of Indebtedness of a Restricted Subsidiary that is not a Guarantor.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“preferred stock” means, with respect to any Person, any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemption upon liquidation.

“Prior Transaction Expenses” means fees and expenses payable or otherwise borne by Spectrum Brands and its Restricted Subsidiaries in connection with the Prior Transactions and incurred before, or on or about, the issue date of the Existing Senior Secured Notes, including the costs of legal and financial advisors to Spectrum Brands and the lenders under the Existing Term Loan Agreement and the Revolving Credit Agreement and prepayment fees and penalties in connection with the prepayment of the existing Indebtedness of Spectrum Brands and its Restricted Subsidiaries on or about the issue date of the Existing Senior Secured Notes.

“Prior Transactions” means, collectively, (a) the execution, delivery and performance by Spectrum and the other parties thereto of the Revolving Credit Agreement and the Existing Term Loan Agreement and the making of the borrowings thereunder, (b) the execution, delivery and performance by Spectrum and the Guarantors of the indenture relating to the Existing Senior Secured Notes and related documents and the issuance of the Existing Senior Secured Notes, (c) the refinancing of certain Existing Indebtedness, (d) the mergers of Spectrum and Russell Hobbs, Inc. pursuant to that certain Agreement and Plan of Merger, dated February 9, 2010, by and among Spectrum Brands Holdings, Inc., (formerly SB/RH Holdings, Inc.), Russell Hobbs, Inc., Spectrum, Battery Merger Corp. and Grill Merger Corp., and the other transactions ancillary to or contemplated by such agreement and (e) the payment of the costs in respect thereof, in each case which occurred on or about June 16, 2010.

“Qualified Equity Interests” means all Equity Interests of a person other than Disqualified Stock.

“Rating Agencies” means S&P and Moody’s; provided, that if either S&P or Moody’s (or both) shall cease issuing a rating on the notes for reasons outside the control of Spectrum Brands, Spectrum Brands may select a nationally recognized statistical rating agency to substitute for S&P or Moody’s (or both).

“Registrar” means an office or agency where Notes may be presented for registration of transfer or for exchange.

“Replacement Assets” means (1) non-current assets (other than securities of any Person) that will be used or useful in a Permitted Business or (2) all or substantially all of the assets of a Permitted Business or Voting Stock of any Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary. Unless the context otherwise requires, “Restricted Subsidiary” refers to a Restricted Subsidiary of Spectrum Brands.

“Revolving Credit Agreement” means the revolving credit agreement dated June 16, 2010 among Spectrum, the lenders party thereto and Bank of America NA, as agent, together with any related documents (including any security documents and guarantees) as such agreement, in whole or in part, in one or more instances, may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing and including any amendment increasing the amount of Indebtedness incurred or available to be borrowed thereunder, extending the maturity of any Indebtedness incurred thereunder or contemplated thereby or deleting, adding or substituting one or more parties thereto (whether or not such added or substituted parties are banks or other institutional lenders)), including into one or more debt facilities, commercial paper facilities or other debt instruments, indentures or agreements (including by means of sales of debt securities (including Additional Notes) to institutional investors), providing for revolving credit loans, term loans, letters of credit or other debt obligations, whether any such extension, replacement or refinancing (1) occurs simultaneously or not with the termination or repayment of a prior credit agreement or (2) occurs on one or more separate occasions.

“S&P” means Standard & Poor’s Ratings Group, a division of McGraw Hill, Inc. and its successors.

“Secured Leverage Ratio” means, on any date of determination (the “transaction date”), the ratio of (x) the aggregate amount of all outstanding Indebtedness (which Indebtedness is secured by a Lien on an any asset of Spectrum Brands or any of its Restricted Subsidiaries, other than liens described in clauses (2), (8), (25) and (27) of the definition of “Permitted Liens”) of Spectrum Brands and its Restricted Subsidiaries, determined on a consolidated basis (with any Indebtedness incurred pursuant to clause (i)(y) of the second paragraph of the covenant described under “—Certain Covenants—Incurrence of Indebtedness and issuance of Preferred Stock” deemed to be secured Indebtedness for this purpose in connection with any measurement of the Secured Leverage Ratio pursuant to such clause) minus the lesser of (i) the aggregate amount of unrestricted cash and Cash Equivalents owned by Spectrum Brands and its Restricted Subsidiaries on a consolidated basis and (ii) $50.0 million to (y) the aggregate amount of Consolidated Cash Flow of Spectrum Brands and its Restricted

Subsidiaries for the four fiscal quarters immediately prior to the transaction date for which internal financial statements are available in each case with such pro forma adjustments to Indebtedness and Consolidated Cash Flow as are consistent with the pro forma adjustment provisions of the Fixed Charges Coverage Ratio.

“Significant Subsidiary” means any Subsidiary that would constitute a “significant subsidiary” within the meaning of Article 1 of Regulation S-X of the Securities Act.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Term Loan Agreement” means the term loan credit agreement dated December 17, 2012 among Spectrum, the lenders party thereto and Deutsche Bank AG New York Branch, as agent, together with any related documents, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as such term loan credit agreement, in whole or in part, in one or more instances, may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing and including any amendment increasing the amount of Indebtedness incurred or available to be borrowed thereunder, extending the maturity of any Indebtedness incurred thereunder or contemplated thereby or deleting, adding or substituting one or more parties thereto (whether or not such added or substituted parties are banks or other institutional lenders)), including into one or more debt facilities, commercial paper facilities or other debt instruments, indentures or agreements (including by means of sales of debt securities (including Additional Notes) to institutional investors), providing for revolving credit loans, term loans, letters of credit or other debt obligations, whether any such extension, replacement or refinancing (1) occurs simultaneously or not with the termination or repayment of a prior term loan credit agreement or (2) occurs on one or more separate occasions.

“Transaction Expenses” means fees and expenses payable or otherwise borne by Spectrum Brands and its Restricted Subsidiaries in connection with the Transactions, including the costs of legal and financial advisors to Spectrum Brands and the lenders under the Term Loan Agreement and prepayment fees and penalties in connection with the prepayment of the Existing Term Loan Agreement.

“Transactions” means, collectively, (a) the execution, delivery and performance by Spectrum Brands and the other parties thereto of the Term Loan Agreement and the making of the borrowings thereunder, (b) the refinancing of the Existing Term Loan Agreement, (c) the issuance of the notes and (d) the consummation of the Acquisition and any other transactions contemplated by the Acquisition Agreement.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to November 15, 2016 (in the case of the 2020 Notes) or November 15, 2017 (in the case of the 2022 Notes); provided, however, that if the period from the redemption date to November 15, 2016 (in the case of the 2020 Notes) or November 15, 2017 (in the case of the 2022 Notes) is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trustee” means the party named as such in the preamble to the Indenture until a successor replaces it in accordance with the Indenture and thereafter means the successor serving hereunder.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.

“Unrestricted Subsidiary” means any Subsidiary of Spectrum Brands that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors in compliance with the covenant described under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” and any Subsidiary of such Subsidiary.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly Owned” means, with respect to any Restricted Subsidiary, a Restricted Subsidiary all of the outstanding Capital Stock of which (other than any director’s qualifying shares) is owned by Spectrum Brands and one or more Wholly Owned Restricted Subsidiaries (or a combination thereof).

BOOK-ENTRY, DELIVERY AND FORM OF SECURITIES

Except as described below, we will initially issue the exchange notes in the form of one or more registered exchange notes in global form without coupons. We will deposit each global note on the date of the closing of this exchange offer with, or on behalf of, DTC in New York, New York, and register the exchange notes in the name of DTC, or its nominee, or will leave these notes in the custody of the trustee.

Depository Trust Company Procedures

For your convenience, we are providing you with a description of the operations and procedures of DTC, the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”). These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We are not responsible for these operations and procedures and urge you to contact the system or its participants directly to discuss these matters.

DTC has advised us that it is a limited-purpose trust company created to hold securities for its participating organizations and to facilitate the clearance and settlement of transactions in those securities between its participants through electronic book entry changes in the accounts of these participants. These direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Access to DTC’s system is also indirectly available to other entities that clear through, or maintain, a direct or indirect, custodial relationship with a direct participant. DTC may hold securities beneficially owned by other persons only through its participants and the ownership interests and transfers of ownership interests of these other persons will be recorded only on the records of the participants and not on the records of DTC.

DTC has also advised us that, in accordance with its procedures, upon deposit of the global notes, it will credit the accounts of the direct participants with an interest in the global notes, and it will maintain records of the ownership interests of these direct participants in the global notes, and the transfer of ownership interests by and between direct participants.

DTC will not maintain records of the ownership interests of, or the transfer of ownership interests by and between, indirect participants or other owners of beneficial interests in the global notes. Both direct and indirect participants must maintain their own records of ownership interests of, and the transfer of ownership interests by and between, indirect participants and other owners of beneficial interests in the global notes.

Investors in the global notes may hold their interests in the notes directly through DTC if they are direct participants in DTC or indirectly through organizations that are direct participants in DTC. Investors in the global notes may also hold their interests in the notes through Euroclear and Clearstream if they are direct participants in those systems, or indirectly through organizations that are participants in those systems. Euroclear and Clearstream will hold omnibus positions in the global notes on behalf of the Euroclear participants and the Clearstream participants, respectively, through customers’ securities accounts in Euroclear’s and Clearstream’s names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A. and The Chase Manhattan Bank, N.A., as operators of Clearstream. These depositories, in turn, will hold these positions in their names on the books of DTC. All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of those systems.

The laws of some states require that some persons take physical delivery in definitive certificated form of the securities that they own. This may limit or curtail the ability to transfer beneficial interests in a global note to these persons. Because DTC can act only on behalf of direct participants, which in turn act on behalf of indirect participants and others, the ability of a person having a beneficial interest in a global note to pledge its interest to persons or entities that are not direct participants in DTC or to otherwise take actions in respect of its interest, may be affected by the lack of physical certificates evidencing the interests.

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form, and will not be considered the registered owners or holders of these notes under the indenture for any purpose.

Payments with respect to the principal of, and interest on, any notes represented by a global note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note representing these notes under the indenture. Under the terms of the indenture, we and the trustee will treat the person in whose names the notes are registered, including notes represented by global notes, as the owners of the notes for the purpose of receiving payments, and for any and all other purposes whatsoever. Payments in respect of the principal and interest on global notes registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee as the registered holder under the indenture. Consequently, neither we, the trustee nor any of our agents, nor the trustee’s agents, has or will have any responsibility or liability for:

(1)	any aspect of DTC’s records or any direct or indirect participant’s records relating to, or payments made on account of, beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of DTC’s records or any direct or indirect participant’s records relating to the beneficial ownership interests in any global note, or

(2)	any other matter relating to the actions and practices of DTC or any of its direct or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes, including principal and interest, is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of beneficial interest in the security as shown on its records, unless it has reasons to believe that it will not receive payment on the payment date. Payments by the direct and indirect participants to the beneficial owners of interests in the global note will be governed by standing instructions and customary practice, and will be the responsibility of the direct or indirect participants, and will not be the responsibility of DTC, the trustee or us.

Neither we nor the trustee will be liable for any delay by DTC or any direct or indirect participant in identifying the beneficial owners of the notes and we and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes.

Transfers between participants in DTC will be effected in accordance with DTC procedures, and will be settled in same day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of the portion of the aggregate principal amount of the notes as to which the participant or participants has or have given that direction. However, if there is an event of default with respect to the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form and to distribute them to its participants.

Although DTC, Euroclear and Clearstream have agreed to these procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform these procedures and may discontinue them at any time. Neither we, the trustee, nor any of our or the trustee’s respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Book-Entry Notes for Certificated Notes

A global note will be exchangeable for definitive notes in registered certificated form if:

(1)	DTC has notified us that it is unwilling or unable to continue as Depositary for a Global Note and a successor depositary is not appointed by us within 90 days of the notice; or

(2)	an event of default under the indenture for the notes has occurred and is continuing and the trustee has received a request from DTC.

In all cases, certificated notes delivered in exchange for any global note or beneficial interests in a global note will be registered in the name, and issued in any approved denominations, requested by or on behalf of DTC, in accordance with its customary procedures.

Exchange of Certificated Notes for Book-Entry Notes

Initial notes issued in certificated form may be exchanged for beneficial interests in the applicable global note.

Same Day Settlement

We expect that the interests in the global notes will be eligible to trade in DTC’s Same-Day Funds Settlement System. As a result, secondary market trading activity in these interests will settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. We expect that secondary trading in any certificated notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Payment

The indenture requires that payments in respect of the notes represented by global notes, including principal and interest, be made by wire transfer of immediately available funds to the accounts specified by the holder of the global notes. With respect to notes in certificated form, we will make all payments of principal and interest on the notes at our office or agency maintained for that purpose within the city and state of New York. This office will initially be the office of the Paying Agent maintained for that purpose. At our option however, we may make these installments of interest by:

(1)	check mailed to the holders of notes at their respective addresses provided in the register of holder of notes; or

(2)	transfer to an account maintained by the payee.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

Subject to the limitations and qualifications set forth herein (including Exhibit 8.1 hereto), this discussion is the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, our U.S. federal income tax counsel. The following is a discussion of the material U.S. federal income tax considerations relevant to the exchange of initial notes for exchange notes pursuant to the exchange offer and the ownership and disposition of exchange notes acquired by United States Holders and non-United States Holders (each as defined below and collectively referred to as “Holders”) pursuant to the exchange offer. This discussion does not purport to be a complete analysis of all potential tax effects. The discussion is based on the Code, U.S. Treasury regulations issued thereunder (“Treasury Regulations”), rulings and pronouncements of the Internal Revenue Service (the “IRS”) and judicial decisions in effect or in existence as of the date of this prospectus, all of which are subject to change at any time or to different interpretations. Any such change may be applied retroactively in a manner that could adversely affect a Holder and the continued validity of this summary. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to a Holder in light of such Holder’s particular circumstances (for example, United States Holders subject to the alternative minimum tax provisions of the Code) or to Holders subject to special rules, such as certain financial institutions, U.S. expatriates, partnerships or other pass-through entities, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities, Holders whose functional currency is not the U.S. dollar, tax-exempt organizations and persons holding the initial notes or exchange notes (collectively referred to as “notes”) as part of a “straddle,” “hedge,” or conversion transaction within the meaning of Section 1258 of the Code or other integrated transaction within the meaning of Treasury Regulations Section 1.1275-6. Moreover, the effect of any applicable state, local or foreign tax laws, or U.S. federal gift and estate tax law is not discussed. The discussion deals only with notes held as “capital assets” within the meaning of Section 1221 of the Code.

We have not sought and will not seek any rulings from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange of initial notes for exchange notes pursuant to the exchange offer and ownership or disposition of the exchange notes acquired by Holders pursuant to the exchange offer or that any such position would not be sustained.

If an entity taxable as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner (or other owner) will depend on the status of the partner (or other owner) and the activities of the entity. Such partner (or other owner) should consult its tax advisor as to the tax consequences of the entity’s purchasing, owning and disposing of the notes.

Prospective investors should consult their own tax advisors with regard to the application of the tax consequences discussed below to their particular situations as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws.

United States Holders

This section applies to “United States Holders.” A United States Holder is a beneficial owner of notes that is:

•	a citizen or resident alien of the United States as determined for U.S. federal income tax purposes,

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income tax regardless of its source, or

•	a trust (i) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

Exchange Offer

Exchanging an initial note for an exchange note will not be treated as a taxable exchange for U.S. federal income tax purposes. Consequently, United States Holders will not recognize gain or loss upon receipt of an exchange note. The holding period for an exchange note will include the holding period for the initial note and the initial basis in an exchange note will be the same as the adjusted basis in the initial note.

Payments upon Change of Control or Other Circumstances

In certain circumstances we may be obligated to pay amounts in excess of stated interest or principal on the exchange notes, or to pay the full principal amount of some or all of the exchange notes before their stated maturity date. These features of the exchange notes may implicate the provisions of the Treasury Regulations governing “contingent payment debt instruments.” A debt instrument is not subject to these provisions, however, if, at the date of its issuance, there is only a “remote” chance that contingencies affecting the instrument’s yield to maturity will occur. We believe that the likelihood that we will be obligated to make such payments in amounts or at times that affect the exchange notes’ yield to maturity is remote, and we do not intend to treat the exchange notes as contingent payment debt instruments. Our determination that the contingencies giving rise to such payments are remote is binding on a United States Holder unless such United States Holder discloses its contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a United States Holder might be required to accrue income on its exchange notes in excess of stated interest and to treat as ordinary income rather than as capital gain any income realized on the taxable disposition of an exchange note before the resolution of the contingencies. The remainder of this summary assumes that the exchange notes will not be subject to the Treasury Regulations governing contingent payment debt instruments.

Interest

Qualified stated interest (“QSI”) on the exchange notes will be taxable to a United States Holder as ordinary income at the time it is received or accrued, in accordance with such United States Holder’s method of tax accounting. We expect the regular interest payments made on the exchange notes to be treated as QSI. An interest payment on a debt instrument is QSI if it is one of a series of stated interest payments on a debt instrument that are unconditionally payable at least annually at a single fixed rate, applied to the outstanding principal amount of the debt instrument.

Market Discount and Bond Premium

Market Discount. If a United States Holder purchased an initial note (which will be exchanged for an exchange note pursuant to the exchange offer) for an amount that is less than its “revised issue price,” the amount of the difference should be treated as market discount for U.S. federal income tax purposes. Any market discount applicable to an initial note should carry over to the exchange note received in exchange therefor. The amount of any market discount will be treated as de minimis and disregarded if it is less than one-quarter of one percent of the revised issue price of the initial note, multiplied by the number of complete years to maturity. For this purpose, the “revised issue price” of an initial note equals the issue price of the initial note. Although the Code does not expressly so provide, the revised issue price of the initial note is decreased by the amount of any payments previously made on the initial note (other than payments of QSI). The rules described below do not apply to a United States Holder if such holder purchased an initial note that has de minimis market discount.

Under the market discount rules, a United States Holder is required to treat any principal payment on, or any gain on the sale, exchange, redemption or other disposition of, an exchange note as ordinary income to the extent of any accrued market discount (on the initial note or the exchange note) that has not previously been included in income. If a United States Holder disposes of an exchange note in an otherwise nontaxable transaction (other than certain specified nonrecognition transactions), such holder will be required to include any accrued market discount as ordinary income as if such holder had sold the exchange note at its then fair market value. In addition, such holder may be required to defer, until the maturity of the exchange note or its earlier disposition in a taxable transaction, the deduction of a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the initial note or the exchange note received in exchange therefor.

Market discount accrues ratably during the period from the date on which such holder acquired the initial note through the maturity date of the exchange note (for which the initial note was exchanged), unless such holder makes an irrevocable election to accrue market discount under a constant yield method. Such holder may elect to include market discount in income currently as it accrues (either ratably or under the constant yield method), in which case the rule described above regarding deferral of interest deductions will not apply. If such holder elects to include market discount in income currently, such holder’s adjusted basis in an exchange note will be increased by any market discount included in income. An election to include market discount currently will apply to all market discount obligations acquired during or after the first taxable year in which the election is made, and the election may not be revoked without the consent of the IRS.

Bond Premium. If a United States Holder purchased an initial note (which will be exchanged for an exchange note pursuant to the exchange offer) for an amount in excess of the sum of all amounts payable on the initial note (other than QSI), the excess will be treated as bond premium. Any bond premium applicable to an initial note should carry over to the exchange note received in exchange therefor. A United States Holder may elect to reduce the amount required to be included in income each year with respect to interest on its note by the amount of amortizable bond premium allocable to that year, based on the exchange note’s yield to maturity. However, because the exchange notes may be redeemed by us prior to maturity at a premium, special rules apply that may reduce or eliminate the amount of premium that a U.S. Holder may amortize with respect to an exchange note. United States Holders should consult their tax advisors about these special rules. If a United States Holder makes the election to amortize bond premium, it will apply to all debt instruments (other than debt instruments the interest on which is excludible from gross income) that the United States Holder holds at the beginning of the first taxable year to which the election applies or thereafter acquires, and the election may not be revoked without the consent of the IRS.

Sale or Other Taxable Disposition of the Exchange Notes

A United States Holder will recognize gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of an exchange note equal to the difference, if any, between the amount realized upon the disposition (less any portion allocable to any accrued and unpaid interest, which will be taxable as ordinary income to the extent not previously included in such holder’s income) and the United States Holder’s adjusted tax basis in the exchange note at the time of disposition. Assuming that Spectrum Brands’ assumption of Spectrum Brands Escrow Corp.’s (“Escrow Corp.”) obligations pursuant to the supplemental indenture dated as of December 17, 2012 did not result in a deemed exchange of the initial notes for U.S. federal income tax purposes, United States Holder’s adjusted tax basis in an exchange note will be the price such holder paid for the initial note, increased by any market discount previously included in gross income and reduced (but not below zero) by the amount of any amortizable bond premium taken into account with respect to the exchange note. Spectrum Brands’ assumption of Escrow Corp.’s obligations pursuant to the supplemental indenture dated as of December 17, 2012 should not have resulted in a deemed exchange of the initial notes for U.S. federal income tax purposes.

This gain or loss will be a capital gain or loss (except to the extent of accrued interest not previously includible in income or to the extent the market discount rules require the recognition of ordinary income) and will be long-term capital gain or loss if the United States Holder has held the exchange note for more than one year. Otherwise, such gain or loss will be a short-term capital gain or loss. Long-term capital gains of noncorporate United States Holders, including individuals, may be taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

Medicare Contribution Tax on Unearned Income

For taxable years beginning after December 31, 2012, a 3.8% Medicare tax will be imposed on the lesser of the “net investment income” or the amount by which modified adjusted gross income exceeds a threshold amount, in either case, of United States Holders that are individuals, estates and trusts. Net investment income includes, among other things, interest income not derived from the conduct of a nonpassive trade or business. Payments of interest on the exchange notes and gain from the sale or other taxable disposition of the exchange notes are expected to constitute net investment income.

Information Reporting and Backup Withholding

Information reporting requirements will apply to United States Holders that are not exempt recipients, such as corporations, with respect to certain payments of interest on the exchange notes and the proceeds of disposition (including a retirement or redemption of an exchange note). In addition, a United States Holder other than certain exempt recipients may be subject to “backup withholding” on the receipt of certain payments on the exchange notes if such holder:

•	fails to provide a correct taxpayer identification number (“TIN”), which for an individual is ordinarily his or her social security number,

•	is notified by the IRS that it is subject to backup withholding,

•	fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the United States Holder that it is subject to backup withholding, or

•	otherwise fails to comply with applicable requirements of the backup withholding rules.

United States Holders should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax and taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

Non-United States Holders

This section applies to “non-United States Holders.” A non-United States Holder is a beneficial owner of notes that is not a United States Holder and that is an individual, corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), estate or trust.

Exchange Offer

Non-United States Holders should not recognize gain or loss upon receipt of an exchange note in exchange for an initial note pursuant to the exchange offer.

Interest Payments

Subject to the discussion below concerning effectively connected income and backup withholding, interest paid to a non-United States Holder on an exchange note will not be subject to U.S. federal income tax or withholding tax, provided that such non-United States Holder meets the following requirements:

•	Such holder does not own, actually or constructively, for U.S. federal income tax purposes, stock constituting 10% or more of the total combined voting power of all classes of our stock entitled to vote.

•	Such holder is not, for U.S. federal income tax purposes, a controlled foreign corporation related, directly or indirectly, to us through equity ownership.

•	Such holder is not a bank receiving interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business.

•	Such holder provides a properly completed IRS Form W-8BEN certifying its non-U.S. status.

The gross amount of payments of interest that do not qualify for the exception from withholding described above will be subject to U.S. withholding tax at a rate of 30%, unless (i) such holder provides a properly completed IRS Form W-8BEN claiming an exemption from or reduction in withholding under an applicable tax treaty, or (ii) such interest is effectively connected with such holder’s conduct of a U.S. trade or business and such holder provides a properly completed IRS Form W-8ECI.

Sale or Other Taxable Disposition of the Exchange Notes

Subject to the discussion below concerning backup withholding, a non-United States Holder will not be subject to U.S. federal income tax or withholding tax on any gain recognized on the sale, exchange, redemption, retirement or other disposition of an exchange note unless:

•	such holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such holder will be subject to a 30% tax (or a lower applicable treaty rate) with respect to such gain (offset by certain U.S. source capital losses), or

•	such gain is effectively connected with such holder’s conduct of a trade or business in the United States, in which case such holder will be subject to tax as described below under “Effectively Connected Income.”

Any amounts in respect of accrued interest recognized on the sale or exchange of an exchange note will not be subject to U.S. federal withholding tax, unless the sale or exchange is part of a plan the principal purpose of which is to avoid tax and the withholding agent has actual knowledge or reason to know of such plan.

Effectively Connected Income

If interest or gain from a disposition of the exchange notes is effectively connected with a non-United States Holder’s conduct of a U.S. trade or business, such holder will be subject to U.S. federal income tax on the interest or gain on a net income basis in the same manner as if such holder were a United States Holder, unless an applicable income tax treaty provides otherwise. The interest or gain in respect of the exchange notes would be exempt from U.S. withholding tax if such holder claims the exemption by providing a properly completed IRS Form W-8ECI. In addition, if such holder is a foreign corporation, such holder may also be subject to a branch profits tax on its effectively connected earnings and profits for the taxable year, subject to certain adjustments, at a rate of 30% unless reduced or eliminated by an applicable tax treaty.

Information Reporting and Backup Withholding

Unless certain exceptions apply, we or another withholding agent must report to the IRS and to a non-United States Holder any payments to such holder in respect of interest during the taxable year. Under current U.S. federal income tax law, backup withholding tax will not apply to payments of interest by us or our paying agent on an exchange note to a non-United States Holder, if such holder provides us with a properly completed IRS Form W-8BEN, provided that we or our paying agent, as the case may be, do not have actual knowledge or reason to know that such holder is a U.S. person.

Payments pursuant to the sale, exchange or other disposition of exchange notes, made to or through a foreign office of a foreign broker, other than payments in respect of interest, will not be subject to information reporting and backup withholding; provided that information reporting may apply if the foreign broker has certain connections to the United States, unless the beneficial owner of the exchange note certifies, under penalties of perjury, that it is not a U.S. person, or otherwise establishes an exemption. Payments made to or through a foreign office of a U.S. broker will not be subject to backup withholding, but are subject to information reporting unless the beneficial owner of the exchange note certifies, under penalties of perjury, that it is not a U.S. person, or otherwise establishes an exemption. Payments to or through a U.S. office of a broker, however, are subject to information reporting and backup withholding, unless the beneficial owner of the exchange notes certifies, under penalties of perjury, that it is not a U.S. person, or otherwise establishes an exemption.

Backup withholding is not an additional tax; any amounts withheld from a payment to a non-United States Holder under the backup withholding rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. Non-United States Holders should consult their own tax advisors regarding application of withholding and backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current Treasury Regulations.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account, pursuant to the exchange offer, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until March 23, 2014, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account, pursuant to the exchange offer, may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date, we will promptly send additional copies of this prospectus, and any amendment or supplement to this prospectus, to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the exchange notes and guarantees offered hereby. Barnes & Thornburg LLP will pass on matters of California, Illinois and Pennsylvania law. Cades Schutte LLP passed on matters of Hawaii law. Greenberg Traurig LLP passed on matters of Florida law. Thompson Coburn LLP passed on matters of Missouri law.

EXPERTS

The consolidated statements of financial position of SB/RH Holdings, LLC and subsidiaries as of September 30, 2013 and 2012 and the related consolidated statements of operations, comprehensive income (loss), shareholder’s equity, and cash flows for each of the years in the three-year period ended September 30, 2013, and the related financial statement Schedule II, have been included herein and in the registration statement, in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the September 30, 2013 consolidated financial statements refers to a change in the presentation of tax withholdings for share leased payment awards within the consolidated statements of cash flows.

The combined financial statements of HHI Group (representing the combined operations of the Stanley National Hardware business, the Black & Decker Hardware and Home Improvement business, and the Tong Lung Metal Industry Co. business, which are all comprised of majority owned subsidiaries of Stanley Black & Decker Inc.) as of and for the nine-month period ended September 29, 2012, and as of and for each of the two fiscal years in the period ended December 31, 2011 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditor, as set forth in their report thereon appearing elsewhere herein. Such financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 to register the exchange notes. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information about us and the exchange notes offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Copies of these reports, proxy statements and information that we file with the SEC may be obtained at prescribed rates from the Public Reference Section of the Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains a web site that contains reports, proxy statements and other information regarding registrants, such as us, that file electronically with the Commission. The address of this web site is http://www.sec.gov.

Anyone who receives a copy of this prospectus may obtain a copy of the indenture without charge by writing to Spectrum Brands, Inc., 3001 Deming Way, Middleton, Wisconsin 53562.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

SB/RH Holdings, LLC:

We have audited the accompanying consolidated statements of financial position of SB/RH Holdings, LLC and subsidiaries (the Company) as of September 30, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2013. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SB/RH Holdings, LLC and subsidiaries as of September 30, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company has elected to change its method of presenting tax withholdings for share-based payment awards paid to a taxing authority on behalf of an employee from an operating activity to a financing activity within the consolidated statements of cash flows for all periods presented.

/s/ KPMG LLP

Milwaukee, Wisconsin

November 27, 2013

SB/RH HOLDINGS, LLC

Consolidated Statements of Financial Position

September 30, 2013 and September 30, 2012

(Amounts in thousands)

	September 30, 2013	September 30, 2012
Assets
Current assets:
Cash and cash equivalents	$198,219	$157,872
Receivables:
Trade accounts receivable, net of allowances of $37,376 and $21,870, respectively	481,313	335,301
Other	67,081	40,067
Inventories	632,923	452,633
Deferred income taxes, net	32,959	28,143
Prepaid expenses and other	62,781	49,273

Total current assets	1,475,276	1,063,289
Property, plant and equipment, net	412,551	214,017
Deferred charges and other	26,050	27,711
Goodwill	1,476,672	694,245
Intangible assets, net	2,163,166	1,714,929
Debt issuance costs	65,329	39,320

Total assets	$5,619,044	$3,753,511

Liabilities and Shareholders’ Equity
Current liabilities:
Current maturities of long-term debt	$102,921	$16,414
Accounts payable	525,519	325,023
Accrued liabilities:
Wages and benefits	82,056	82,119
Income taxes payable	32,613	30,272
Accrued interest	36,731	30,473
Other	171,074	124,597

Total current liabilities	950,914	608,898
Long-term debt, net of current maturities	3,115,942	1,652,886
Employee benefit obligations, net of current portion	96,612	89,994
Deferred income taxes, net	492,774	377,465
Other	28,879	31,578

Total liabilities	4,685,121	2,760,821
Commitments and contingencies
Shareholders’ equity:
Additional paid-in capital	1,393,124	1,359,946
Accumulated deficit	(469,886)	(333,821)
Accumulated other comprehensive loss	(38,521)	(33,435)

Total shareholders’ equity	884,717	992,690
Noncontrolling interest	49,206	—

Total equity	933,923	992,690

Total liabilities and equity	$5,619,044	$3,753,511

See accompanying notes which are an integral part of these consolidated financial statements.

SB/RH HOLDINGS, LLC

Consolidated Statements of Operations

Years ended September 30, 2013, 2012 and 2011

(Amounts in thousands)

	2013	2012	2011
Net sales	$4,085,581	$3,252,435	$3,186,916
Cost of goods sold	2,685,285	2,126,922	2,050,208
Restructuring and related charges	9,984	9,835	7,841

Gross profit	1,390,312	1,115,678	1,128,867
Selling	636,958	521,191	536,535
General and administrative	284,673	214,522	240,923
Research and development	43,334	33,087	32,901
Acquisition and integration related charges	48,445	31,066	36,603
Restructuring and related charges	24,028	9,756	20,803
Intangible asset impairment	—	—	32,450

Total operating expenses	1,037,438	809,622	900,215

Operating income	352,874	306,056	228,652
Interest expense	369,519	191,998	208,492
Other expense, net	3,506	878	2,491

(Loss) income from continuing operations before income taxes	(20,151)	113,180	17,669
Income tax expense	27,359	60,385	92,295

Net (loss) income	(47,510)	52,795	(74,626)
Less: Net loss attributable to noncontrolling interest, net of tax	(140)	—	—

Net (loss) income attributable to controlling interest	$(47,370)	$52,795	$(74,626)

See accompanying notes which are an integral part of these consolidated financial statements.

SB/RH HOLDINGS, LLC

Consolidated Statements of Comprehensive Income (Loss)

Years ended September 30, 2013, 2012 and 2011

(Amounts in thousands)

	2013	2012	2011
Net (loss) income	$(47,510)	$52,795	$(74,626)
Other comprehensive (loss) income, net of tax:
Foreign currency translation	(6,622)	(8,602)	(10,607)
Unrealized (loss) gain on cash flow hedges	(2,509)	1,545	4,428
Defined benefit pension gain (loss)	4,248	(11,932)	(770)

Other comprehensive loss, net of tax	(4,883)	(18,989)	(6,949)

Comprehensive (loss) income	(52,393)	33,806	(81,575)
Less: Comprehensive income attributable to noncontrolling interest	63	—	—

Comprehensive (loss) income attributable to controlling interest	$(52,456)	$33,806	$(81,575)

See accompanying notes which are an integral part of these consolidated financial statements.

SB/RH HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

Years ended September 30, 2013, 2012 and 2011

(In thousands)

	Additional Paid-In/Other Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss), net of tax	Total Shareholders’ Equity	Non- controlling Interest	Total Equity (Deficit)
Balances at September 30, 2010	$1,314,768	$(260,540)	$(7,497)	1,046,731	—	$(268,037)
Net loss	—	(74,626)	—	(74,626)	—	(74,626)
Other comprehensive loss	—	—	(6,949)	(6,949)	—	(6,949)
Amortization of unearned compensation	29,969	—	—	29,969	—	29,969
Restricted stock units surrendered	(6,003)	—	—	(6,003)	—	(6,003)

Balances at September 30, 2011	$1,338,734	$(335,166)	$(14,446)	989,122	—	$989,122
Net loss	—	52,795	—	52,795	—	52,795
Other comprehensive loss	—	—	(18,989)	(18,989)	—	(18,989)
Vesting of restricted stock units	25,208	—	—	25,208	—	25,208
Restricted stock units surrendered	(3,996)	—	—	(3,996)	—	(3,996)
Amortization of unearned compensation	—	(51,450)	—	(51,450)	—	(51,450)

Balances at September 30, 2012	$1,359,946	$(333,821)	$(33,435)	992,690	—	$992,690
Net income	—	(47,370)	—	(47,370)	(140)	(47,510)
Other comprehensive (loss) income	—	—	(5,086)	(5,086)	—	(4,883)
Contribution from parent	28,562	—	—	28,562	—	28,562
Amortization of unearned compensation	30,775	—	—	30,775	—	30,775
Restricted stock units surrendered	(20,050)	—	—	(20,050)	—	(20,050)
Dividend declared	—	(88,695)	—	(88,695)	—	(88,695)
Parent ownership interest – Shares	(6,109)	—	—	(6,109)	—	(6,109)
Noncontrolling interest	—	—	—	—	49,143	49,143

Balances at September 30, 2013	$1,393,124	$(469,886)	$(38,521)	884,717	49,206	$933,923

See accompanying notes which are an integral part of these consolidated financial statements.

SB/RH HOLDINGS, LLC

Consolidated Statements of Cash Flows

Years ended September 30, 2013, 2012 and 2011

(Amounts in thousands)

	2013	2012	2011
Cash flows from operating activities:
Net (loss) income	$(47,510)	$52,795	$(74,626)
Adjustments to reconcile net (loss) income to net cash used by operating activities:
Depreciation	62,114	40,950	47,065
Amortization of intangibles	77,779	63,666	57,695
Amortization of unearned restricted stock compensation	43,098	25,208	29,969
Amortization of debt issuance costs	13,241	9,922	13,198
Non-cash increase to cost of goods sold from sale of HHI Business acquisition inventory	31,000	—	—
Intangible asset impairment	—	—	32,450
Write-off of unamortized (premium) / discount on retired debt	(5,178)	(466)	8,950
Write-off of debt issuance costs	21,574	2,946	15,420
Non-cash restructuring and related charges	23,245	5,195	15,143
Non-cash debt accretion	2,482	722	4,773
Note retirement tender, call premium and related costs	111,307	25,400	—
Changes in assets and liabilities net of effects of acquisitions:
Accounts receivable	(62,316)	16,498	17,412
Inventories	(2,707)	(11,642)	96,406
Prepaid expenses and other current assets	(3,727)	561	815
Accounts payable and accrued liabilities	(621)	5,360	(58,091)
Deferred taxes	(21,655)	22,633	57,314
Other changes in assets and liabilities	16,047	(7,082)	(29,170)

Net cash provided by operating activities	258,173	252,666	234,723
Cash flows from investing activities:
Purchases of property, plant and equipment	(81,976)	(46,809)	(36,160)
Acquisition of Shaser, net of cash acquired	(42,561)	—	—
Acquisition of the HHI Business, net of cash acquired	(1,351,008)	—	—
Acquisition of Black Flag	—	(43,750)	—
Acquisition of FURminator, net of cash acquired	—	(139,390)	—
Acquisition of Seed Resources, net of cash acquired	—	—	(11,053)
Proceeds from sale of assets held for sale	—	—	6,997
Other investing activities	(1,179)	(1,545)	(5,480)

Net cash used by investing activities	(1,476,724)	(231,494)	(45,696)
Cash flows from financing activities:
Proceeds from issuance of Term Loan, net of discount	1,936,250	—	—
Proceeds from issuance of 6.375% Notes	520,000	—	—
Proceeds from issuance of 6.625% Notes	570,000	—	—
Payment of 9.5% Notes, including tender and call premium	(1,061,307)	—	—
Proceeds from issuance of 6.75% Notes	—	300,000	—
Payment of 12% Notes, including tender and call premium	—	(270,431)	—
Proceeds from issuance of 9.5% Notes, including premium	—	217,000	—
Payment of Senior Credit Facilities, excluding ABL revolving credit facility	(571,093)	(155,061)	(224,763)
Prepayment penalty of term loan facility	—	—	(5,653)
Debt issuance costs	(60,850)	(11,231)	(12,616)
Other debt financing, net	11,941	392	30,788
Reduction of other debt	(1,251)	(29,112)	—
Capital contribution from parent	28,562	—	—
Cash dividends paid to parent	(88,695)	(51,450)	—
Treasury stock purchases	—	—	(3,409)
Net proceeds from equity offering	—	—	—
Share based award tax withholding payments	(20,141)	(3,936)	(2,482)
Other financing activities	—	(953)	—

Net cash provided (used) by financing activities	1,263,416	(4,782)	(218,135)
Effect on cash and cash equivalents due to Venezuela devaluation	(1,871)	—	—
Effect of exchange rate changes on cash and cash equivalents – other	(2,647)	(932)	908

Net increase (decrease) in cash and cash equivalents	40,347	15,458	(28,200)
Cash and cash equivalents, beginning of year	157,872	142,414	170,614

Cash and cash equivalents, end of year	$198,219	$157,872	$142,414

Supplemental disclosure of cash flow information:
Cash paid for interest	$336,798	$185,634	$171,577
Cash paid for taxes	$49,638	$39,173	$37,171

See accompanying notes which are an integral part of these consolidated financial statements.

SB/RH HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

(1) DESCRIPTION OF BUSINESS

Spectrum Brands Holdings, Inc., a Delaware corporation (“SB Holdings”), is a diversified global branded consumer products company. SB/RH Holdings, LLC (“SB/RH Holdings”), is a wholly owned direct subsidiary of SB Holdings. SB/RH has no independent assets or operations. Spectrum Brands, Inc. (“Spectrum Brands”), is a wholly owned direct subsidiary of SB/RH Holdings. SB Holdings’ common stock trades on the New York Stock Exchange (the “NYSE”) under the symbol “SPB.” Unless the context otherwise requires, the “Company” refers to SB Holdings and its consolidated subsidiaries, including SB/RH Holdings and Spectrum Brands.

The Company’s operations include the worldwide manufacturing and marketing of alkaline, zinc carbon and hearing aid batteries, as well as aquariums and aquatic health supplies and the designing and marketing of rechargeable batteries, battery-powered lighting products, electric shavers and accessories, grooming products and hair care appliances. The Company’s operations also include the manufacturing and marketing of specialty pet supplies. The Company also manufactures and markets herbicides, insecticides and insect repellents in North America. The Company also designs, markets and distributes a broad range of branded small appliances and personal care products. The Company’s operations utilize manufacturing and product development facilities located in the United States (“U.S.”), Europe, Latin America and Asia.

On December 17, 2012, the Company acquired the residential hardware and home improvement business (the “HHI Business”) from Stanley Black & Decker, Inc. (“Stanley Black & Decker”), which includes (i) the equity interests of certain subsidiaries of Stanley Black & Decker engaged in the business and (ii) certain assets of Stanley Black & Decker used or held for use in connection with the business (the “Hardware Acquisition”). The HHI Business has a broad portfolio of recognized brand names, including Kwikset, Weiser, Baldwin, National Hardware, Stanley, FANAL and Pfister, as well as patented technologies such as Smartkey, a rekeyable lockset technology, and Smart Code Home Connect. On April 8, 2013, the Company completed the Hardware Acquisition with the closing of the purchase of certain assets of Tong Lung Metal Industry Co. Ltd., a Taiwan Corporation (“TLM Taiwan”), which is involved in the production of residential locksets. For information pertaining to the Hardware Acquisition, see Note 15, “Acquisitions.”

The Company sells its products in approximately 140 countries through a variety of trade channels, including retailers, wholesalers and distributors, hearing aid professionals, industrial distributors and original equipment manufacturers and enjoys name recognition in its markets under the Rayovac, VARTA and Remington brands, each of which has been in existence for more than 80 years, and under the Tetra, 8-in-1, Dingo, Nature’s Miracle, Spectracide, Cutter, Hot Shot, Black & Decker, George Foreman, Russell Hobbs, Farberware, Black Flag, FURminator, the previously mentioned HHI Business brands and various other brands.

The Company’s global branded consumer products have positions in seven major product categories: consumer batteries; small appliances; pet supplies; electric shaving and grooming; electric personal care; home and garden controls; and hardware and home improvement, which consists of the recently acquired HHI Business.

The Company manages the businesses in four vertically integrated, product-focused reporting segments: (i) Global Batteries & Appliances, which consists of the Company’s worldwide battery, electric shaving and grooming, electric personal care and small appliances primarily in the kitchen and home product categories (“Global Batteries & Appliances”); (ii) Global Pet Supplies, which consists of the Company’s worldwide pet supplies business (“Global Pet Supplies”); (iii) Home and Garden Business, which consists of the Company’s home and garden and insect control business (the “Home and Garden Business”); and (iv) Hardware & Home Improvement, which consists of the recently acquired HHI Business (“Hardware & Home Improvement”).

Management reviews the performance of the Company based on these segments, which also reflect the manner in which the Company’s management monitors performance and allocates resources. For information pertaining to the Company’s business segments, see Note 11, “Segment Information”.

(2) Significant Accounting Policies and Practices

(a) Principles of Consolidation and Fiscal Year End

The consolidated financial statements include the financial statements of SB/RH Holdings and its subsidiaries and have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). All intercompany transactions have been eliminated. The Company’s fiscal year ends September 30. References herein to Fiscal 2013, Fiscal 2012 and Fiscal 2011 refer to the fiscal years ended September 30, 2013, 2012 and 2011, respectively.

(b) Change in Accounting Principle

During Fiscal 2013, the Company made a change in accounting principle to present tax withholdings for share-based payment awards paid to taxing authorities on behalf of employees as a financing activity within the Consolidated Statements of Cash Flows. Such amounts were previously presented within operating activities. The Company believes this change is preferable as the predominant characteristic of the transaction is a financing activity. The Company has reclassified the following amounts within its previously reported Consolidated Statements of Cash Flows on a retrospective basis to reflect this change in accounting principle:

	Fiscal 2012	Fiscal 2011
Net cash used by operating activities – Accounts payable and accrued liabilities:
As previously reported	$1,424	$(60,573)
Reclassification of share based award tax withholding payments	3,936	2,482

As reclassified	$(5,360)	$(58,091)

Net cash used by financing activities – Share based award tax withholding payments:
As previously reported	$—	$—
Reclassification of share based award tax withholding payments	(3,936)	(2,482)

As reclassified	$(3,936)	$(2,482)

(c) Revenue Recognition

The Company recognizes revenue from product sales generally upon delivery to the customer at the shipping point in situations where the customer picks up the product or where delivery terms so stipulate. This represents the point at which title and all risks and rewards of ownership of the product are passed, provided that: there are no uncertainties regarding customer acceptance; there is persuasive evidence that an arrangement exists; the price to the buyer is fixed or determinable; and collectibility is deemed reasonably assured. The Company is generally not obligated to allow for, and its general policy is not to accept, product returns for battery sales. The Company does accept returns in specific instances related to its shaving, grooming, personal care, home and garden, small appliances and pet products. The provision for customer returns is based on historical sales and returns and other relevant information. The Company estimates and accrues the cost of returns, which are treated as a reduction of Net sales.

The Company enters into various promotional arrangements, primarily with retail customers, including arrangements entitling such retailers to cash rebates from the Company based on the level of their purchases, which require the Company to estimate and accrue the estimated costs of the promotional programs. These costs are treated as a reduction of Net sales.

The Company also enters into promotional arrangements that target the ultimate consumer. The costs associated with such arrangements are treated as either a reduction in Net sales or an increase in Cost of goods sold, based on the type of promotional program. The income statement presentation of the Company’s promotional arrangements complies with Accounting Standards Codification (“ASC”) Topic 605: “Revenue Recognition.” For all types of promotional arrangements and programs, the Company monitors its commitments and uses various measures, including past experience, to determine amounts to be recorded for the estimate of the earned, but unpaid, promotional costs. The terms of the Company’s customer-related promotional arrangements and programs are tailored to each customer and are documented through written contracts, correspondence or other communications with the individual customers.

The Company also enters into various arrangements, primarily with retail customers, which require the Company to make upfront cash, or “slotting” payments, in order to secure the right to distribute through such customers. The Company capitalizes slotting payments; provided the payments are supported by a time or volume based arrangement with the retailer, and amortizes the associated payment over the appropriate time or volume based term of the arrangement. The amortization of slotting payments is treated as a reduction in Net sales and a corresponding asset is reported in Deferred charges and other in the accompanying Consolidated Statements of Financial Position.

(d) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Cash Equivalents

For purposes of the accompanying Consolidated Statements of Financial Position and Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

(f) Concentrations of Credit Risk and Major Customers

Trade receivables subject the Company to credit risk. Trade accounts receivable are carried at net realizable value. The Company extends credit to its customers based upon an evaluation of the customer’s financial condition and credit history, but generally does not require collateral. The Company monitors its customers’ credit and financial condition based on changing economic conditions and will make adjustments to credit policies as required. Provisions for losses on uncollectible trade receivables are determined based on ongoing evaluations of the Company’s receivables, principally on the basis of historical collection experience and evaluations of the risks of nonpayment for a given customer.

The Company has a broad range of customers including many large retail outlet chains, one of which accounts for a significant percentage of its sales volume. This major customer represented approximately 18%, 23% and 24% of the Company’s Net sales during Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively. This major customer also represented approximately 11% and 13% of the Company’s Trade accounts receivable, net as of September 30, 2013 and September 30, 2012, respectively.

Approximately 41%, 46% and 44% of the Company’s Net sales during Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively, occurred outside of the United States. These sales and related receivables are subject to varying degrees of credit, currency, and political and economic risk. The Company monitors these risks and makes appropriate provisions for collectibility based on an assessment of the risks present.

(g) Displays and Fixtures

Temporary displays are generally disposable cardboard displays shipped to customers to facilitate display of the Company’s products. Temporary displays are generally disposed of after a single use by the customer.

Permanent fixtures are more lasting in nature, are generally made from wire or other longer-lived materials, and are shipped to customers for use in displaying the Company’s products. These permanent fixtures are restocked with the Company’s product multiple times over the fixture’s useful life.

The costs of both temporary and permanent displays are capitalized as a prepaid asset until shipped to the customer and are included in Prepaid expenses and other in the accompanying Consolidated Statements of Financial Position. The costs of temporary displays are expensed in the period in which they are shipped to customers and the costs of permanent fixtures are amortized over an estimated useful life of one to two years from the date they are shipped to customers. The unamortized cost of permanent fixtures is reflected in Deferred charges and other in the accompanying Consolidated Statements of Financial Position.

(h) Inventories

The Company’s inventories are valued at the lower of cost or net realizable value. Cost of inventories is determined using the first-in, first-out (FIFO) method.

(i) Property, Plant and Equipment

Property, plant and equipment are recorded at cost or at fair value if acquired in a purchase business combination. Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Depreciable lives by major classification are as follows:

Building and improvements	20 - 40 years
Machinery, equipment and other	2 - 15 years

Plant and equipment held under capital leases are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset; such amortization is included in depreciation expense.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(j) Intangible Assets

Intangible assets are recorded at cost or at fair value if acquired in a purchase business combination. In connection with fresh-start reporting, Intangible Assets were recorded at their estimated fair value on August 30, 2009. Customer lists, proprietary technology and certain trade name intangibles are amortized, using the straight-line method, over their estimated useful lives of up to 20 years. Excess of cost over fair value of net assets acquired (goodwill) and indefinite-lived intangible assets (certain trade name intangibles) are not amortized.

Goodwill is tested for impairment at least annually, at the reporting unit level with such groupings being consistent with the Company’s reportable segments. If impairment is indicated, a write-down to fair value (normally measured by discounting estimated future cash flows) is recorded. Indefinite-lived trade name intangibles are tested for impairment at least annually by comparing the fair value, determined using a relief from royalty methodology, with the carrying value. Any excess of carrying value over fair value is recognized as an impairment loss in income from operations.

ASC Topic 350: “Intangibles-Goodwill and Other,” (“ASC 350”) requires that goodwill and indefinite-lived intangible assets be tested for impairment annually, or more often if an event or circumstance indicates that an impairment loss may have been incurred. The Company’s management uses its judgment in assessing whether assets may have become impaired between annual impairment tests. Indicators such as unexpected adverse business conditions, economic factors, unanticipated technological change or competitive activities, loss of key personnel, and acts by governments and courts may signal that an asset has become impaired.

During Fiscal 2013, Fiscal 2012 and Fiscal 2011, the Company’s goodwill and trade name intangibles were tested for impairment as of the Company’s August financial period end, the Company’s annual testing date, as well as in certain interim periods where an event or circumstance occurred that indicated an impairment loss may have been incurred.

Intangibles with Indefinite Lives

In accordance with ASC 350, the Company conducts impairment testing on the Company’s goodwill. To determine fair value during Fiscal 2013, Fiscal 2012 and Fiscal 2011, the Company used the discounted estimated future cash flows methodology. Assumptions critical to the Company’s fair value estimates under the discounted estimated future cash flows methodology are: (i) the present value factors used in determining the fair value of the reporting units and trade names; (ii) projected average revenue growth rates used in estimating future cash flows for the reporting unit; and (iii) projected long-term growth rates used in the derivation of terminal year values. These and other assumptions are impacted by economic conditions and expectations of management and will change in the future based on period specific facts and circumstances. The Company also tested the aggregate estimated fair value of its reporting units for reasonableness by comparison to the total market capitalization of the Company, which includes both its equity and debt securities.

In addition, in accordance with ASC 350, as part of the Company’s annual impairment testing, the Company tested its indefinite-lived trade name intangible assets for impairment by comparing the carrying amount of such trade names to their respective fair values. Fair value was determined using a relief from royalty methodology. Assumptions critical to the Company’s fair value estimates under the relief from royalty methodology were: (i) royalty rates, (ii) projected average revenue growth rates, and (iii) applicable discount rates.

In connection with the Company’s annual goodwill impairment testing performed during Fiscal 2013, Fiscal 2012 and Fiscal 2011, the first step of such testing indicated that the fair value of the Company’s reporting segments were in excess of their carrying amounts and, accordingly, no further testing of goodwill was required.

During Fiscal 2013, the Company concluded that the fair value of its intangible assets exceeded their carrying value.

During Fiscal 2012, the Company concluded that the fair value of its intangible assets exceeded their carrying value. Additionally, during Fiscal 2012 the Company reclassified $3,450 of certain trade names from indefinite lived to definite lived. These trade names are being amortized over their remaining useful lives, which have been estimated to be 1-3 years.

In connection with its annual impairment testing of indefinite-lived intangible assets during Fiscal 2011, the Company concluded that the fair values of certain trade name intangible assets were less than the carrying amounts of those assets. As a result, during Fiscal 2011 the Company recorded a non-cash pretax intangible asset impairment charge of approximately $32,450 which was equal to the excess of the carrying amounts of the intangible assets over the fair value of such assets. This non-cash impairment of trade name intangible assets has been recorded as a separate component of Operating expenses.

This impairment of trade name intangible assets was primarily attributed to lower forecasted profits, reflecting more conservative growth rates versus those originally assumed by the Company at the time of acquisition or upon adoption of fresh start reporting.

A triggering event occurred in Fiscal 2011 which required the Company to test its indefinite-lived intangible assets for impairment between annual impairment dates. On October 1, 2010, the Company realigned its operating segments, which constituted a triggering event for impairment testing. In connection with this interim test, the Company compared the fair value of its reporting segments to their carrying amounts both before and after the change in segment composition, and determined the fair values were in excess of their carrying amounts and, accordingly, no further testing of goodwill was required. The Company also tested the recoverability of its identified indefinite-lived intangibles in connection with the realignment of its operating segments and concluded that the fair values of these assets exceeded their carrying values.

Intangibles with Definite or Estimable Useful Lives

The Company assesses the recoverability of intangible assets with definite or estimable useful lives whenever an event or circumstance occurs that indicates an impairment loss may have been incurred. The Company assesses the recoverability of these intangible assets by determining whether their carrying value can be recovered through projected undiscounted future cash flows. If projected undiscounted future cash flows indicate that the carrying value of the assets will not be recovered, an adjustment would be made to reduce the carrying value to an amount equal to estimated fair value determined based on projected future cash flows discounted at the Company’s incremental borrowing rate. The cash flow projections used in estimating fair value are based on historical performance and management’s estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

Impairment reviews are conducted at the judgment of management when it believes that a change in circumstances in the business or external factors warrants a review. Circumstances such as the discontinuation of a product or product line, a sudden or consistent decline in the sales forecast for a product, changes in technology or in the way an asset is being used, a history of operating or cash flow losses, or an adverse change in legal factors or in the business climate, among others, may trigger an impairment review.

(k) Debt Issuance Costs

Debt issuance costs are capitalized and amortized to interest expense using the effective interest method over the lives of the related debt agreements.

(l) Accounts Payable

Included in accounts payable are book overdrafts, net of deposits on hand, on disbursement accounts that are replenished when checks are presented for payment.

(m) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in income tax expense in the period in which the change in judgment occurs. Accrued interest expense and penalties related to uncertain tax positions are recorded in Income tax expense.

(n) Foreign Currency Translation

Local currencies are considered the functional currencies for most of the Company’s operations outside the United States. Assets and liabilities of the Company’s foreign subsidiaries are translated at the rate of exchange existing at year-end, with revenues, expenses, and cash flows translated at the average of the monthly exchange rates. Adjustments resulting from translation of the financial statements are recorded as a component of Accumulated other comprehensive income (loss) (“AOCI”). Also included in AOCI are the effects of exchange rate changes on intercompany balances of a long-term nature.

As of September 30, 2013 and September 30, 2012, accumulated (losses) gains related to foreign currency translation adjustments of $(7,050) and $(225), respectively, were reflected in the accompanying Consolidated Statements of Financial Position in AOCI.

Foreign currency transaction gains and losses related to assets and liabilities that are denominated in a currency other than the functional currency are reported in the Consolidated Statements of Operations in the period they occur. Exchange losses on foreign currency transactions aggregating $9,388, $1,654 and $3,370 for Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively, are included in Other expense, net, in the accompanying Consolidated Statements of Operations.

(o) Shipping and Handling Costs

The Company incurred shipping and handling costs of $246,090, $198,152 and $201,480 during Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively. Shipping and handling costs, which are included in Selling expenses in the accompanying Consolidated Statements of Operations, include costs incurred with third-party carriers to transport products to customers and salaries and overhead costs related to activities to prepare the Company’s products for shipment at the Company’s distribution facilities.

(p) Advertising Costs

The Company incurred advertising costs of $22,971, $20,706 and $30,673 during Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively. Such advertising costs are included in Selling expenses in the accompanying Consolidated Statements of Operations and include agency fees and other costs to create advertisements, as well as costs paid to third parties to print or broadcast the Company’s advertisements.

(q) Research and Development Costs

Research and development costs are charged to expense in the period they are incurred.

(r) Environmental Expenditures

Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed or capitalized as appropriate. The Company determines its liability for environmental matters on a site-by-site basis and records a liability at the time when it is probable that a liability has been incurred and such liability can be reasonably estimated. The estimated liability is not reduced for possible recoveries from insurance carriers. Estimated environmental remediation expenditures are included in the determination of the net realizable value recorded for assets held for sale.

(s) Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported results of cash flows, operations or accumulated deficit.

(t) Comprehensive (Loss) Income

Comprehensive (loss) income includes foreign currency translation gains and losses on assets and liabilities of foreign subsidiaries, effects of exchange rate changes on intercompany balances of a long-term nature and transactions designated as a hedge of a net investment in a foreign subsidiary, deferred gains and losses on derivative financial instruments designated as cash flow hedges and amortization of deferred gains and losses associated with the Company’s pension plans. The foreign currency translation gains and losses for Fiscal 2013, Fiscal 2012 and Fiscal 2011 were primarily attributable to the impact of translation of the net assets of the Company’s European and Latin American operations, which primarily have functional currencies in Euros, Pounds Sterling, Mexican Peso and Brazilian Real. Except for gains and losses resulting from exchange rate changes on intercompany balances of a long-term nature, and prior to September 30, 2011, the Company did not provide income taxes on currency translation adjustments, as earnings from international subsidiaries were considered to be permanently reinvested. As of the beginning of Fiscal 2012, the Company is no longer considering current and future earnings from international subsidiaries to be permanently reinvested, except for in locations where the Company is precluded by certain restrictions from repatriating earnings.

For information pertaining to the reclassification of unrealized gains and losses on derivative instruments, see Note 7, “Derivative Financial Instruments.”

The following is a roll forward of the amounts recorded in AOCI:

	Fiscal 2013	Fiscal 2012	Fiscal 2011
Foreign Currency Translation Adjustments:
Beginning balance	$(225)	$8,377	$18,984
Gross change before reclassification adjustment	(6,622)	(8,602)	(12,857)

Gross change after reclassification adjustment	$(6,622)	$(8,602)	$(12,857)
Deferred tax effect	—	—	2,742
Deferred tax valuation allowance	—	—	(492)

Other Comprehensive Loss	$(6,622)	$(8,602)	$(10,607)

Noncontrolling interest	203	—	—
Ending balance	$(7,050)	$(225)	$8,377
Unrealized Gains (Losses) Cash Flow Hedges:
Beginning balance	$218	$(1,327)	$(5,755)
Gross change before reclassification adjustment	(2,013)	(1,824)	(5,992)
Net reclassification adjustment for (gains) losses included in earnings	(920)	3,097	13,422

Gross change after reclassification adjustment	$(2,933)	$1,273	$7,430
Deferred tax effect	(234)	(636)	(2,671)
Deferred tax valuation allowance	658	908	(331)

Other Comprehensive Income	$(2,509)	$1,545	$4,428

Ending balance	$(2,291)	$218	(1,327)

	Fiscal 2013	Fiscal 2012	Fiscal 2011
Defined Benefit Pension Plans:
Beginning balance	$(33,428)	$(21,496)	$(20,726)
Gross change before reclassification adjustment	8,097	(15,682)	(6,344)
Net reclassification adjustment for losses (gains) included in Cost of goods sold	1,571	900	(174)
Net reclassification adjustment for (gains) losses included in Selling expenses	(584)	—	69
Net reclassification adjustment for losses included in General and administrative expenses	373	—	113

Gross change after reclassification adjustment	$9,457	$(14,782)	$(6,336)
Deferred tax effect	(5,123)	3,632	2,037
Deferred tax valuation allowance	(86)	(782)	3,529

Other Comprehensive (Loss) Income	$4,248	$(11,932)	$(770)

Ending balance	$(29,180)	$(33,428)	$(21,496)

Total Other Comprehensive Loss, net of tax	$(4,883)	$(18,989)	$(6,949)

Total ending AOCI	$(38,521)	$(33,435)	$(14,446)

(u) Stock Compensation

The Company measures the cost of its stock-based compensation plans, which include restricted stock awards and restricted stock units, based on the fair value of the awards at the date of grant and recognizes these costs over the requisite service period of the awards.

In September 2009, SB Holdings’ board of directors (the “Board”) adopted the 2009 Spectrum Brands Inc. Incentive Plan (the “2009 Plan”). Prior to October 21, 2010, up to 3,333 shares of common stock, net of forfeitures and cancellations, could have been issued under the 2009 Plan. After October 21, 2010, no further awards may be made under the 2009 Plan.

In June 2010, SB Holdings adopted the Spectrum Brands Holdings, Inc. 2007 Omnibus Equity Award Plan (formerly known as the Russell Hobbs Inc. 2007 Omnibus Equity Award Plan, as amended on June 24, 2008) (the “RH Plan”). Prior to October 21, 2010, up to 600 shares of common stock, net of forfeitures and cancellations, could have been issued under the RH Plan. After October 21, 2010, no further awards may be made under the RH Plan.

On October 21, 2010, the Board adopted the Spectrum Brands Holdings, Inc. 2011 Omnibus Equity Award Plan (the “2011 Plan”), which was approved at the Annual Meeting of Stockholders on March 1, 2011. Up to 4,626 shares of common stock of SB Holdings, net of cancellations, may be issued under the 2011 Plan.

Total stock compensation expense associated with restricted stock units recognized by the Company during Fiscal 2013 was $43,098. The amounts before tax are included in General and administrative expenses in the accompanying Consolidated Statements of Operations.

Total stock compensation expense associated with restricted stock units recognized by the Company during Fiscal 2012 was $25,208. The amounts before tax are included in General and administrative expenses in the accompanying Consolidated Statements of Operations, of which $131 related to the accelerated vesting of certain awards to terminated employees.

Total stock compensation expense associated with restricted stock units recognized by the Company during Fiscal 2011 was $29,969. The amounts before tax are included in General and administrative expenses in the accompanying Consolidated Statements of Operations, of which $467 related to the accelerated vesting of certain awards to terminated employees.

The Company granted approximately 678 restricted stock units during Fiscal 2013. Of these grants, 26 restricted stock units are time-based and vest over a period of one year. Of the remaining 652 restricted stock units, 90 are performance-based and vest over a one year period and 562 are both performance and time-based and vest over a one year performance-based period followed by a one year time-based period. The total market value of the restricted stock units on the date of the grant was approximately $31,307.

The Company granted approximately 745 restricted stock units during Fiscal 2012. Of these grants, 42 restricted stock units are time-based and vest over a period ranging from one to two years. The remaining 703 restricted stock units are both performance and time-based and vest over a one year performance-based period followed by a one year time-based period. The total market value of the restricted stock units on the date of the grant was approximately $20,439.

A summary of the Company’s restricted stock and restricted stock unit award activity for Fiscal 2013 and Fiscal 2012, and the non-vested awards outstanding as of September 30, 2013 is as follows:

Restricted Stock Awards	Shares	Weighted Average Grant Date Fair Value	Fair Value at Grant Date
Restricted stock awards at September 30, 2011	123	$24.20	$2,977
Vested	(110)	23.75	(2,613)

Restricted stock awards at September 30, 2012	13	$28.00	$364
Vested	(13)	28.00	(364)

Restricted stock awards at September 30, 2013	—	$—	$—

Restricted Stock Units	Shares	Weighted Average Grant Date Fair Value	Fair Value at Grant Date
Non-vested restricted stock units at September 30, 2011	1,629	$29.00	$47,236
Granted	745	27.43	20,439
Forfeited	(57)	28.49	(1,624)
Vested	(386)	28.81	(11,120)

Non-vested restricted stock units at September 30, 2012	1,931	$28.45	$54,931
Granted	678	46.18	31,307
Forfeited	(302)	30.36	(9,168)
Vested	(1,206)	28.19	(34,003)

Non-vested restricted stock units at September 30, 2013	1,101	$39.12	$43,067

(v) Restructuring and Related Charges

Restructuring charges are recognized and measured in accordance with the provisions of ASC Topic 420: “Exit or Disposal Cost Obligations,” (“ASC 420”). Under ASC 420, restructuring charges include, but are not limited to, termination and related costs consisting primarily of one-time termination benefits such as severance costs and retention bonuses, and contract termination costs consisting primarily of lease termination costs. Related charges, as defined by the Company, include, but are not limited to, other costs directly associated with exit and integration activities, including impairment of property and other assets, departmental costs of full-time incremental integration employees, and any other items related to the exit or integration activities. Costs for such activities are estimated by management after evaluating detailed analyses of the costs to be incurred. The Company presents restructuring and related charges on a combined basis. (See also Note 14, “Restructuring and Related Charges,” for a more complete discussion of restructuring initiatives and related costs).

(w) Acquisition and Integration Related Charges

Acquisition and integration related charges reflected in Operating expenses include, but are not limited to, transaction costs such as banking, legal, accounting and other professional fees directly related to both consummated acquisitions and acquisition targets, termination and related costs for transitional and certain other employees, integration related professional fees and other post business combination expenses associated with mergers and acquisitions.

The following table summarizes acquisition and integration related charges incurred by the Company during Fiscal 2013, Fiscal 2012 and Fiscal 2011:

	2013	2012	2011
Russell Hobbs
Integration costs	$3,452	$10,168	$23,084
Employee termination charges	217	3,900	8,105
Legal and professional fees	39	1,495	4,883

Russell Hobbs Acquisition and integration related charges	$3,708	$15,563	$36,072
HHI Business
Legal and professional fees	27,712	—	—
Integration costs	8,864	—	—
Employee termination charges	356	—	—

HHI Business Acquisition and integration related charges	$36,932	$—	$—
Shaser	4,828	—	—
FURminator	2,270	7,938	—
Black Flag	154	3,379	—
Other	553	4,186	531

Total Acquisition and integration related charges	$48,445	$31,066	$36,603

(3) INVENTORIES

Inventories for the Company, which are stated at the lower of cost or market, consist of the following:

	September 30
	2013	2012
Raw materials	$97,290	$58,515
Work-in-process	40,626	23,434
Finished goods	495,007	370,684

	$632,923	$452,633

(4) Property, Plant and Equipment

Property, plant and equipment consist of the following:

	September 30,
	2013	2012
Land, buildings and improvements	$164,654	$88,580
Machinery, equipment and other	405,126	247,065
Construction in progress	46,668	18,366

	$616,448	$354,011
Less accumulated depreciation	203,897	139,994

	$412,551	$214,017

(5) GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets of the Company consist of the following:

	Global Batteries & Appliances	Hardware & Home Improvement	Global Pet Supplies	Home and Garden Business	Total
Goodwill:
Balances at September 30, 2011	$268,148	$—	$170,285	$171,905	$610,338
Additions	—	—	70,023	15,852	85,875
Effect of translation	408	—	(2,376)	—	(1,968)

Balances at September 30, 2012	$268,556	$—	$237,932	$187,757	$694,245
Additions	67,149	717,853	—	1,614	786,616
Effect of translation	(2,205)	(3,129)	1,145	—	(4,189)

Balances at September 30, 2013	$333,500	$714,724	$239,077	$189,371	$1,476,672

Intangible Assets:
Trade names Not Subject to Amortization
Balances at September 30, 2011	$545,804	$—	$205,491	$75,500	$826,795
Additions	—	—	14,000	8,000	22,000
Reclassification to intangible assets subject to amortization	(920)	—	(2,530)	—	(3,450)
Effect of translation	542	—	(4,819)	—	(4,277)

Balances at September 30, 2012	$545,426	$—	$212,142	$83,500	$841,068
Additions	—	331,000	—	—	331,000
Effect of translation	1,927	(229)	4,284	—	5,982

Balances at September 30, 2013	$547,353	$330,771	$216,426	$83,500	$1,178,050

Intangible Assets Subject to Amortization
Balance at September 30, 2011, net	$481,473	$—	$219,243	$156,398	$857,114
Additions	—	—	65,118	17,000	82,118
Reclassification from intangible assets not subject to amortization	920	—	2,530	—	3,450
Amortization during period	(32,892)	—	(19,503)	(11,271)	(63,666)
Effect of translation	(2,389)	—	(2,766)	—	(5,155)

Balance at September 30, 2012, net	$447,112	$—	$264,622	$162,127	$873,861
Additions	29,379	158,100	802	—	188,281
Amortization during period	(35,553)	(11,372)	(21,379)	(9,475)	(77,779)
Effect of translation	(162)	(267)	1,182	—	753

Balance at September 30, 2013, net	$440,776	$146,461	$245,227	$152,652	$985,116

Total Intangible Assets, net at September 30, 2013	$988,129	$477,232	$461,653	$236,152	$2,163,166

Intangible assets subject to amortization include proprietary technology, customer relationships and certain trade names, which were recognized in connection with acquisitions and from the application of fresh-start reporting in the fiscal year ended September 20, 2009. The useful lives of the Company’s intangible assets subject to amortization are 9 to 17 years for proprietary technology assets associated with the Global Batteries & Appliances segment, 8 to 9 years for proprietary technology assets related to the Hardware & Home Improvement segment, 4 to 9 years for proprietary technology assets related to the Global Pet Supplies segment, 15 to 20 years for customer relationships of the Global Batteries & Appliances segment, 20 years for customer relationships of the Hardware & Home Improvement segment, Home and Garden Business and Global Pet Supplies segments, 1 to 12 years for trade names within the Global Batteries & Appliances segment, 5 to 8 years for trade names within the Hardware & Home Improvement segment and 3 years for a trade name within the Global Pet Supplies segment.

The carrying value and accumulated amortization for intangible assets subject to amortization are as follows:

	September 30, 2013	September 30, 2012
Proprietary Technology Assets Subject to Amortization:
Gross balance	$172,105	$90,924
Accumulated amortization	(39,028)	(22,768)

Carrying value, net	$133,077	$68,156

Trade Names Subject to Amortization:
Gross balance	$171,572	$150,829
Accumulated amortization	(44,660)	(28,347)

Carrying value, net	$126,912	$122,482

Customer Relationships Subject to Amortization:
Gross balance	$885,895	$796,235
Accumulated amortization	(160,768)	(113,012)

Carrying value, net	$725,127	$683,223

Total Intangible Assets, net Subject to Amortization	$985,116	$873,861

Amortization expense for the years ended September 30, 2013, September 30, 2012 and September 30, 2011 is as follows:

	2013	2012	2011
Proprietary technology amortization	$16,260	$9,133	$6,817
Trade names amortization	16,587	14,347	12,558
Customer relationships amortization	44,932	40,186	38,320

	$77,779	$63,666	$57,695

The Company estimates annual amortization expense of intangible assets for the next five fiscal years will approximate $78,500 per year.

(6) DEBT

Debt consists of the following:

	September 30, 2013		September 30, 2012
	Amount	Rate	Amount	Rate
Term Loan, due December 17, 2019	$594,709	4.7%	$—	—
Term Loan, due September 4, 2019	300,000	3.6%	—	—
Term Loan, due September 4, 2017	850,000	3.0%	—	—
Former term loan facility	—	—	370,175	5.1%
9.5% Notes, due June 15, 2018	—	—	950,000	9.5%
6.375% Notes, due November 15, 2020	520,000	6.4%	—	—
6.625% Notes, due November 15, 2022	570,000	6.6%	—	—
6.75% Notes, due March 15, 2020	300,000	6.8%	300,000	6.8%
ABL Facility, expiring May 24, 2017	—	5.7%	—	4.3%
Other notes and obligations	28,468	8.5%	18,059	10.9%
Capitalized lease obligations	67,402	6.2%	26,683	6.2%

	$3,230,579		$1,664,917
Original issuance (discounts) premiums on debt	(11,716)		4,383
Less: current maturities	102,921		16,414

Long-term debt	$3,115,942		$1,652,886

The Company’s aggregate scheduled maturities of debt and capital lease obligations as of September 30, 2013 are as follows:

2014	$102,921
2015	79,252
2016	77,717
2017	671,668
2018	11,906
Thereafter	2,287,115

$3,230,579

The Company has the following debt instruments outstanding at September 30, 2013: (i) a senior secured term loan pursuant to a senior credit agreement (the “Senior Credit Agreement”); (ii) 6.75% unsecured notes (the “6.75% Notes”); (iii) 6.375% unsecured notes (the “6.375% Notes”); (iv) 6.625% unsecured notes (the “6.625% Notes”); and (v) a $400 million asset based lending revolving credit facility (the “ABL Facility,” and, together with the Term Loan, (the “Senior Credit Facilities”).

Term Loan

On December 17, 2012, Spectrum Brands entered into a senior term loan facility, maturing December 17, 2019, which provides for borrowings in an aggregate principal amount of $800,000, with $100,000 in Canadian dollar equivalents (the “HHI Term Loan”) in connection with the acquisition of the HHI Business. A portion of the HHI Term Loan proceeds were used to refinance the former term loan facility, which was scheduled to mature on June 17, 2016, and had an aggregate amount outstanding of $370,175 prior to refinancing. In connection with the refinancing, the Company recorded accelerated amortization of portions of the unamortized discount and unamortized Debt issuance costs related to the former term loan facility totaling $5,485 as an adjustment to Interest expense during Fiscal 2013.

On September 4, 2013, Spectrum Brands amended the senior term loan facility, issuing a tranche maturing September 4, 2017, which provides for borrowings in an aggregate principal amount of $850,000, and a tranche maturing September 4, 2019, which provides borrowings in an aggregate principal amount of $300,000, (together with the HHI Term Loan, the “Term Loan”). The proceeds from the amendment were used to extinguish the former 9.5% Notes, which were scheduled to mature on June 15, 2018, and for general corporate purposes. The 9.5% Notes had an outstanding amount of $950,000 prior to extinguishment.

The Term Loan contains financial covenants with respect to debt, including, but not limited to, a fixed charge ratio. In addition, the Term Loan contains customary restrictive covenants, including, but not limited to, restrictions on the Company’s ability to incur additional indebtedness, create liens, make investments or specified payments, give guarantees, pay dividends, make capital expenditures and merge or acquire or sell assets. Pursuant to a guarantee and collateral agreement, SB/RH Holdings, Spectrum Brands, Spectrum Brands’ domestic and Canadian subsidiaries have guaranteed their respective obligations under the Term Loan and related loan documents and have pledged substantially all of their respective assets to secure such obligations. The Term Loan also provides for customary events of default, including payment defaults and cross-defaults on other material indebtedness.

The HHI Term Loan was issued at a 1.0% discount and recorded net of the $8,000 discount incurred. The discount is reflected as an adjustment to the carrying value of principal, and is being amortized with a corresponding charge to interest expense over the remaining life of the debt. In connection with the issuance of the HHI Term Loan, the Company recorded $19,328 of fees during Fiscal 2013, of which $16,907 are classified as Debt issuance costs within the accompanying Consolidated Statements of Financial Position and is being amortized as an adjustment to interest expense over the remaining life of the HHI Term Loan, with the remainder of $2,421 reflected as an increase to Interest expense during Fiscal 2013.

The tranches related to the amendment of the Term Loan were issued at a .5% discount and recorded net of the $5,750 discount incurred. The discount is reflected as an adjustment to the carrying value of principal, and is being amortized with a corresponding charge to interest expense over the remaining life of the debt. In connection with the amendment of the Term Loan, the Company recorded $16,381 of fees during Fiscal 2013 which are classified as Debt issuance costs within the accompanying Consolidated Statements of Financial Position and is being amortized as an adjustment to interest expense over the remaining life of the Term Loan.

6.375% Notes and 6.625% Notes

On December 17, 2012, in connection with the acquisition of the HHI Business, Spectrum Brands assumed $520,000 aggregate principal amount of 6.375% Notes at par value, due November 15, 2020 (the “6.375% Notes”), and $570,000 aggregate principal amount of 6.625% Notes at par value, due November 15, 2022 (the “6.625% Notes”), previously issued by Spectrum Brands Escrow Corporation. The 6.375% Notes and the 6.625% Notes are unsecured and guaranteed by Spectrum Brands’ parent company, SB/RH Holdings, as well as by existing and future domestic restricted subsidiaries of Spectrum Brands.

The Company may redeem all or a part of the 6.375% Notes and the 6.625% Notes, upon not less than 30 or more than 60 days notice, at specified redemption prices. Further, the indenture governing the 6.375% Notes and the 6.625% Notes (the “2020/22 Indenture”) requires the Company to make an offer, in cash, to repurchase all or a portion of the applicable outstanding notes for a specified redemption price, including a redemption premium, upon the occurrence of a change of control of Spectrum Brands, as defined in such indenture.

The 2020/22 Indenture contains customary covenants that limit, among other things, the incurrence of additional indebtedness, payment of dividends on or redemption or repurchase of equity interests, the making of certain investments, expansion into unrelated businesses, creation of liens on assets, merger or consolidation with another company, transfer or sale of all or substantially all assets, and transactions with affiliates.

In addition, the 2020/22 Indenture provides for customary events of default, including failure to make required payments, failure to comply with certain agreements or covenants, failure to make payments when due or on acceleration of certain other indebtedness, and certain events of bankruptcy and insolvency. Events of default under the 2020/22 Indenture arising from certain events of bankruptcy or insolvency will automatically cause the acceleration of the amounts due under the 6.375% Notes and the 6.625% Notes. If any other event of default under the 2020/22 Indenture occurs and is continuing, the trustee for the 2020/22 Indenture or the registered holders of at least 25% in the then aggregate outstanding principal amount of the 6.375% Notes, or the 6.625% Notes, may declare the acceleration of the amounts due under those notes.

The Company recorded $12,906 and $14,127 of fees in connection with the offering of the 6.375% Notes and the 6.625% Notes, respectively, during Fiscal 2013. The fees are classified as Debt issuance costs within the accompanying Consolidated Statements of Financial Position and are being amortized as an adjustment to interest expense over the respective remaining lives of the 6.375% Notes and the 6.625% Notes.

9.5% Notes

On August 6, 2013, the Company launched a cash tender offer (the “Tender Offer”) and consent solicitation (the “Consent Solicitation”) with respect to any and all of its outstanding 9.5% Senior Secured Notes due in 2018 (the “9.5% Notes”). Pursuant to the Consent Solicitation, the Company received consents to the adoption of certain amendments to the indenture governing the 9.5% Notes to, among other things, eliminate substantially all of the restrictive covenants, certain events of default and other related provisions. The terms of the Tender Offer provided that holders of the 9.5% Notes who tendered their 9.5% Notes prior to the expiration of a consent solicitation period, which ended August 19, 2013, would receive tender offer consideration and a consent payment. Holders tendering their 9.5% Notes subsequent to expiration of the consent solicitation period, but prior to the September 3, 2013 expiration of the Tender Offer period, would receive only tender offer consideration. As of the expiration of the consent solicitation period, holders of the 9.5% Notes had tendered approximately $893,067 of the 9.5% Notes. Following the expiration of the consent solicitation period, an additional $5,000 of the 9.5% Notes were tendered. Following expiration of the Tender Offer period, the Company paid the trustee principal, interest and a call premium sufficient to redeem the remaining approximately $51,933 of the 9.5% Notes not tendered on the redemption date, October 7, 2013. The trustee under the indenture governing the 9.5% Notes accepted those funds in trust for the benefit of the holders of the 9.5% Notes and has acknowledged the satisfaction and discharge of the 9.5% Notes and the indenture governing the 9.5% Notes.

In connection with the Tender Offer, the Company recorded $105,640 of fees and expenses as a cash charge to Interest expense in the Consolidated Statements of Operations during Fiscal 2013. In connection with the satisfaction and discharge process, the Company recorded cash charges of $5,667 to Interest expense in the Consolidated Statements of Operations during Fiscal 2013. In addition, $10,911 of debt issuance costs and unamortized premium related to the 9.5% Notes were written off as a non-cash charge to Interest expense in the Consolidated Statements of Operations during Fiscal 2013.

ABL Facility

On December 17, 2012 the Company exercised its option to increase its asset based lending revolving credit facility (the “ABL Facility”) from $300,000 to $400,000 and extend the maturity to May 24, 2017. In connection with the increase and extension, the Company incurred $323 of fees during Fiscal 2013. The fees are classified as Debt issuance costs within the accompanying Consolidated Statements of Financial Position and are being amortized as an adjustment to interest expense over the remaining life of the ABL Facility.

On March 28, 2013, the Company amended its ABL Facility to conform certain provisions to reflect the acquisition of the HHI Business. In connection with the amendment, the Company incurred $206 of fees during Fiscal 2013. The fees are classified as Debt issuance costs within the accompanying Consolidated Statements of Financial Position and are being amortized as an adjustment to interest expense over the remaining life of the ABL Facility.

As a result of borrowings and payments under the ABL Facility, at September 30, 2013, the Company had aggregate borrowing availability of approximately $288,901, net of lender reserves of $8,559 and outstanding letters of credit of $37,191.

(7) DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used by the Company principally in the management of its interest rate, foreign currency exchange rate and raw material price exposures. The Company does not hold or issue derivative financial instruments for trading purposes. Derivative instruments are reported at fair value in the Consolidated Statements of Financial Position. When hedge accounting is elected at inception, the Company formally designates the financial instrument as a hedge of a specific underlying exposure and documents both the risk management objectives and strategies for undertaking the hedge. The Company formally assesses both at the inception and at least quarterly thereafter, whether the financial instruments that are used in hedging transactions are effective at offsetting changes in the forecasted cash flows of the related underlying exposure. Because of the high degree of effectiveness between the hedging instrument and the underlying exposure being hedged, fluctuations in the value of the derivative instruments are generally offset by changes in the forecasted cash flows of the underlying exposures being hedged. Any ineffective portion of a financial instrument’s change in fair value is immediately recognized in earnings. For derivatives that are not designated as cash flow hedges, or do not qualify for hedge accounting treatment, the change in the fair value is also immediately recognized in earnings.

Fair Value of Derivative Instruments

The Company discloses its derivative instruments and hedging activities in accordance with ASC Topic 815: “Derivatives and Hedging” (“ASC 815”).

The fair value of the Company’s outstanding derivative contracts recorded as assets in the accompanying Consolidated Statements of Financial Position are as follows:

Asset Derivatives		September 30, 2013	September 30, 2012
Derivatives designated as hedging instruments under ASC 815:
Commodity contracts	Receivables—Other	$416	$985
Commodity contracts	Deferred charges and other	3	1,017
Foreign exchange contracts	Receivables—Other	1,719	1,194

Total asset derivatives designated as hedging instruments under ASC 815		2,138	3,196

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Receivables—Other	143	41

Total asset derivatives		$2,281	$3,237

The fair value of the Company’s outstanding derivative contracts recorded as liabilities in the accompanying Consolidated Statements of Financial Position are as follows:

Liability Derivatives		September 30, 2013	September 30, 2012
Derivatives designated as hedging instruments under ASC 815:
Commodity contracts	Accounts payable	$450	$9
Foreign exchange contracts	Accounts payable	4,577	3,063
Foreign exchange contracts	Other long-term liabilities	65	—

Total liability derivatives designated as hedging instruments under ASC 815		$5,092	$3,072

Derivatives not designated as hedging instruments under ASC 815:
Commodity contract	Accounts payable	55	—
Foreign exchange contracts	Accounts payable	5,323	3,967
Foreign exchange contracts	Other long-term liabilities	—	2,926

Total liability derivatives		$10,470	$9,965

Changes in AOCI from Derivative Instruments

For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss on the effective portion of the derivative is reported as a component of Accumulated Other Comprehensive Income (“AOCI”) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on derivatives representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. See Note 2(t), “Comprehensive Income (Loss)” for further information.

The following table summarizes the impact of derivative instruments on the accompanying Consolidated Statement of Operations for Fiscal 2013, pretax:

Derivatives in ASC 815 Cash Flow Hedging Relationships	Amount of (Loss) Gain Recognized in AOCI on Derivatives (Effective Portion)	Location of (Loss) Gain Reclassified from AOCI into Income (Effective Portion)	Amount of (Loss) Gain Reclassified from AOCI into Income (Effective Portion)	Location of (Loss) Gain Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Loss Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Commodity contracts	$(2,615)	Cost of goods sold	$(632)	Cost of goods sold	$(39)
Foreign exchange contracts	884	Net sales	920	Net sales	—
Foreign exchange contracts	(282)	Cost of goods sold	632	Cost of goods sold	—

Total	$(2,013)		$920		$(39)

The following table summarizes the impact of derivative instruments on the accompanying Consolidated Statement of Operations for Fiscal 2012, pretax:

Derivatives in ASC 815 Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in AOCI on Derivatives (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Loss Reclassified from AOCI into Income (Effective Portion)	Location of Loss Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Commodity contracts	$1,606	Cost of goods sold	$(1,148)	Cost of goods sold	$94
Interest rate contracts	15	Interest expense	(864)	Interest expense	—
Foreign exchange contracts	61	Net sales	(474)	Net sales	—
Foreign exchange contracts	(3,506)	Cost of goods sold	(611)	Cost of goods sold	—

Total	$(1,824)		$(3,097)		$94

The following table summarizes the impact of derivative instruments on the accompanying Consolidated Statement of Operations for Fiscal 2011, pretax:

Derivatives in ASC 815 Cash Flow Hedging Relationships	Amount of Loss Recognized in AOCI on Derivatives (Effective Portion)	Location of Loss Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Location of Gain (Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Loss Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Commodity contracts	$(1,750)	Cost of goods sold	$2,617	Cost of goods sold	$(47)
Interest rate contracts	(88)	Interest expense	(3,319)	Interest expense	(205	) (A)
Foreign exchange contracts	(487)	Net sales	(131)	Net sales	—
Foreign exchange contracts	(3,667)	Cost of goods sold	(12,384)	Cost of goods sold	—

Total	$(5,992)		$(13,217)		$(252)

(A)	Reclassified from AOCI associated with the prepayment of portions of the Senior Credit Facility.

Other Changes in Fair Value of Derivative Contracts

For derivative instruments that are used to economically hedge the fair value of the Company’s third party and intercompany foreign currency payments, commodity purchases and interest rate payments, the gain (loss) associated with the derivative contract is recognized in earnings in the period of change. During Fiscal 2013, Fiscal 2012 and Fiscal 2011, the Company recognized the following gains (losses) on these derivative contracts:

Derivatives Not Designated as Hedging Instruments Under ASC 815	Amount of (Loss) Gain Recognized in Income on Derivatives			Location of (Loss) or Gain Recognized in Income on Derivatives
	2013	2012	2011
Commodity contracts	$(55)	$—	$—	Cost of goods sold
Foreign exchange contracts	(3,597)	5,916	(5,052)	Other expense, net

Total	$(3,652)	$5,916	$(5,052)

Credit Risk

The Company is exposed to the risk of default by the counterparties with which it transacts and generally does not require collateral or other security to support financial instruments subject to credit risk. The Company monitors counterparty credit risk on an individual basis by periodically assessing each such counterparty’s credit rating exposure. The maximum loss due to credit risk equals the fair value of the gross asset derivatives that are concentrated with certain domestic and foreign financial institution counterparties. The Company considers these exposures when measuring its credit reserve on its derivative assets, which was $5 and $46 at September 30, 2013 and September 30, 2012, respectively.

The Company’s standard contracts do not contain credit risk related contingent features whereby the Company would be required to post additional cash collateral as a result of a credit event. However, the Company is typically required to post collateral in the normal course of business to offset its liability positions. At September 30, 2013 and September 30, 2012, the Company had posted cash collateral of $450 and $50, respectively, related to such liability positions. In addition, at September 30, 2013 and September 30, 2012, the Company had no posted standby letters of credit related to such liability positions. The cash collateral is included in Current Assets—Receivables-Other within the accompanying Consolidated Statements of Financial Position.

Derivative Financial Instruments

Cash Flow Hedges

When appropriate, the Company uses interest rate swaps to manage its interest rate risk. The swaps are designated as cash flow hedges with the changes in fair value recorded in AOCI and as a derivative hedge asset or liability, as applicable. The swaps settle periodically in arrears with the related amounts for the current settlement period payable to, or receivable from, the counter-parties included in accrued liabilities or receivables, respectively, and recognized in earnings as an adjustment to interest expense from the underlying debt to which the swap is designated. At September 30, 2013 and September 30, 2012, the Company did not have any interest rate swaps outstanding.

The Company periodically enters into forward foreign exchange contracts to hedge the risk from forecasted foreign currency denominated third party and intercompany sales or payments. These obligations generally require the Company to exchange foreign currencies for U.S. Dollars, Euros, Pounds Sterling, Australian Dollars, Brazilian Reals, Mexican Pesos, Canadian Dollars or Japanese Yen. These foreign exchange contracts are cash flow hedges of fluctuating foreign exchange related to sales of product or raw material purchases. Until the sale or purchase is recognized, the fair value of the related hedge is recorded in AOCI and as a derivative hedge asset or liability, as applicable. At the time the sale or purchase is recognized, the fair value of the related hedge is reclassified as an adjustment to Net sales or purchase price variance in Cost of goods sold.

At September 30, 2013, the Company had a series of foreign exchange derivative contracts outstanding through September 2014 with a contract value of $255,909. At September 30, 2012 the Company had a series of foreign exchange derivative contracts outstanding through September 2013 with a contract value of $202,453. The derivative net loss on these contracts recorded in AOCI at September 30, 2013 was $2,287, net of tax benefit of $637. The derivative loss on these contracts recorded in AOCI at September 30, 2012 was $1,409, net of tax benefit of $565. At September 30, 2013, the portion of derivative net loss estimated to be reclassified from AOCI into earnings over the next 12 months is $2,248, net of tax.

The Company is exposed to risk from fluctuating prices for raw materials, specifically zinc and brass used in its manufacturing processes. The Company hedges a portion of the risk associated with the purchase of these materials through the use of commodity swaps. The hedge contracts are designated as cash flow hedges with the fair value changes recorded in AOCI and as a hedge asset or liability, as applicable. The unrecognized changes in fair value of the hedge contracts are reclassified from AOCI into earnings when the hedged purchase of raw materials also affects earnings. The swaps effectively fix the floating price on a specified quantity of raw materials through a specified date. At September 30, 2013, the Company had a series of zinc swap contracts outstanding through December 2014 for 8 tons with a contract value of $16,235. To hedge brass exposures, at September 30, 2013, the Company had a series of zinc and copper swap contracts outstanding through September

2014 for 1 ton with a contract value of $7,418. At September 30, 2012 the Company had a series of zinc swap contracts outstanding through September 2014 for 15 tons with a contract value of $29,207. The derivative net loss on these contracts recorded in AOCI at September 30, 2013 was $4, net of tax benefit of $32. The derivative net gain on these contracts recorded in AOCI at September 30, 2012 was $1,627, net of tax expense of $320. At September 30, 2013, the portion of derivative net loss estimated to be reclassified from AOCI into earnings over the next 12 months is $8, net of tax.

Derivative Contracts

The Company periodically enters into forward and swap foreign exchange contracts to economically hedge the risk from third party and intercompany payments resulting from existing obligations. These obligations generally require the Company to exchange foreign currencies for U.S. Dollars, Canadian Dollars, Euros or Australian Dollars. These foreign exchange contracts are fair value hedges of a related liability or asset recorded in the accompanying Consolidated Statements of Financial Position. The gain or loss on the derivative hedge contracts is recorded in earnings as an offset to the change in value of the related liability or asset at each period end. At September 30, 2013 and September 30, 2012, the Company had $108,480 and $172,581, respectively, of notional value for such foreign exchange derivative contracts outstanding.

The Company periodically enters into commodity swap contracts to economically hedge the risk from fluctuating prices for raw materials, specifically the pass-through of market prices for silver used in manufacturing purchased watch batteries. The Company hedges a portion of the risk associated with these materials through the use of commodity swaps. The swap contracts are designated as economic hedges with the unrealized gain or loss recorded in earnings and as an asset or liability at each period end. The unrecognized changes in fair value of the hedge contracts are adjusted through earnings when the realized gains or losses affect earnings upon settlement of the hedges. The swaps effectively fix the floating price on a specified quantity of silver through a specified date. At September 30, 2013, the Company had a series of such swap contracts outstanding through May 2014 for 45 troy ounces with a contract value of $980. At September 30, 2012, the Company did not have any commodity swap contracts outstanding.

(8) FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC Topic 820: “Fair Value Measurements and Disclosures” (“ASC 820”), establishes a framework for measuring fair value and expands related disclosures. Broadly, the ASC 820 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820 establishes market or observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs. The Company utilizes valuation techniques that attempt to maximize the use of observable inputs and minimize the use of unobservable inputs. The determination of the fair values considers various factors, including closing exchange or over-the-counter market pricing quotations, time value and credit quality factors underlying options and contracts. The fair value of certain derivative financial instruments is estimated using pricing models based on contracts with similar terms and risks. Modeling techniques assume market correlation and volatility, such as using prices of one delivery point to calculate the price of the contract’s different delivery point. The nominal value of interest rate transactions is discounted using applicable forward interest rate curves. In addition, by applying a credit reserve which is calculated based on credit default swaps or published default probabilities for the actual and potential asset value, the fair value of the Company’s derivative financial instrument assets reflects the risk that the counterparties to these contracts may default on the obligations. Likewise, by assessing the requirements of a reserve for non-performance which is calculated based on the probability of default by the Company, the Company adjusts its derivative contract liabilities to reflect the price at which a potential market participant would be willing to assume the Company’s liabilities. The Company has not changed its valuation techniques in measuring the fair value of any financial assets and liabilities during the year.

The valuation techniques required by ASC 820 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions made by the Company. These two types of inputs create the following fair value hierarchy:

Level 1 -	Unadjusted quoted prices for identical instruments in active markets.

Level 2 -	Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 -	Significant inputs to the valuation model are unobservable.

The Company maintains policies and procedures to value instruments using the best and most relevant data available. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls must be determined based on the lowest level input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. In addition, the Company has risk management teams that review valuation, including independent price validation for certain instruments. Further, in other instances, the Company retains independent pricing vendors to assist in valuing certain instruments.

The Company’s derivatives are valued on a recurring basis using internal models, which are based on market observable inputs including interest rate curves and both forward and spot prices for currencies and commodities.

The Company’s net derivative portfolio as of September 30, 2013, contains Level 2 instruments and consists of commodity and foreign exchange contracts. The fair values of these instruments as of September 30, 2013 were as follows:

	Level 1	Level 2	Level 3	Total
Total Assets, net	$—	$—	$—	$—

Liabilities:
Commodity contracts, net	$—	$(86)	$—	$(86)
Foreign exchange contracts, net	—	(8,103)	—	(8,103)

Total Liabilities, net	$—	$(8,189)	$—	$(8,189)

The Company’s net derivative portfolio as of September 30, 2012, contains Level 2 instruments and consists of commodity and foreign exchange contracts. The fair values of these instruments as of September 30, 2012 were as follows:

	Level 1	Level 2	Level 3	Total
Assets:
Commodity contracts, net	$—	$1,993	$—	$1,993

Total Assets, net	$—	$1,993	$—	$1,993

Liabilities:
Foreign exchange contracts, net	$—	$(8,721)	$—	$(8,721)

Total Liabilities, net	$—	$(8,721)	$—	$(8,721)

The carrying values of cash and cash equivalents, accounts and notes receivable, accounts payable and short term debt approximate fair value. The fair values of long-term publicly traded debt are based on unadjusted quoted market prices (Level 1) and derivative financial instruments are generally based on quoted or observed market prices (Level 2).

The carrying values of goodwill, intangible assets and other long-lived assets are tested annually, or more frequently if an event occurs that indicates an impairment loss may have been incurred, using fair value measurements with unobservable inputs (Level 3).

The carrying amounts and fair values of the Company’s financial instruments are summarized as follows ((liability)/asset):

	September 30, 2013		September 30, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Total debt	$(3,218,863)	$(3,297,411)	$(1,669,300)	$(1,804,831)
Commodity swap and option agreements	(86)	(86)	1,993	1,993
Foreign exchange forward agreements	(8,103)	(8,103)	(8,721)	(8,721)

(9) Income Taxes

Income tax expense was calculated based upon the following components of (loss) income from continuing operations before income tax:

	2013	2012	2011
Pretax (loss) income:
United States	$(204,365)	$(61,879)	$(119,439)
Outside the United States	184,214	175,059	137,108

Total pretax (loss) income	$(20,151)	$113,180	$17,669

The components of income tax expense are as follows:

	2013	2012	2011
Current:
Foreign	$47,740	$38,113	$32,649
State	1,274	(361)	2,332

Total current	$49,014	$37,752	$34,981

Deferred:
Federal	(23,397)	20,884	20,247
Foreign	2,146	5,190	28,054
State	(404)	(3,441)	9,013

Total deferred	$(21,655)	$22,633	$57,314

Income tax expense	$27,359	$60,385	$92,295

The following reconciles the total income tax expense, based on the Federal statutory income tax rate of 35%, with the Company’s recognized income tax expense:

	2013	2012	2011
Statutory federal income tax (benefit) expense	$(7,053)	$39,613	$6,184
Permanent items	10,104	8,595	8,654
Exempt foreign income	(5,921)	(5,760)	(380)
Foreign statutory rate vs. U.S. statutory rate	(19,182)	(15,211)	(14,132)
State income taxes, net of federal (benefit) expense	(11,686)	(2,164)	1,242
Residual tax on foreign earnings	(6,958)	29,844	18,943
FURminator purchase accounting benefit	—	(14,511)	—
HHI purchase accounting benefit	(49,848)	—	—
Valuation allowance	112,587	24,525	68,425
Unrecognized tax expense (benefits)	4,062	(4,386)	(2,793)
Inflationary adjustments	(245)	(803)	(1,472)
Correction of immaterial prior period error	—	—	4,873
Nondeductible share compensation	1,669	684	1,953
Other, net	(170)	(41)	798

Income tax expense	$27,359	$60,385	$92,295

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities, are as follows:

	September 30,
	2013	2012
Current deferred tax assets:
Employee benefits	$11,372	$16,399
Restructuring	7,085	8,054
Inventories and receivables	24,296	22,495
Marketing and promotional accruals	14,146	8,270
Other	22,783	13,866
Valuation allowance	(31,864)	(29,234)

Total current deferred tax assets	$47,818	$39,850
Current deferred tax liabilities:
Inventories and receivables	(2,748)	(2,618)
Unrealized gains	(373)	(1,153)
Other	(11,738)	(7,936)

Total current deferred tax liabilities	$(14,859)	$(11,707)

Net current deferred tax assets	$32,959	$28,143

Noncurrent deferred tax assets:
Employee benefits	$35,376	$33,584
Restructuring and purchase accounting	340	371
Net operating loss and credit carry forwards	663,610	572,397
Prepaid royalty	6,956	7,006
Property, plant and equipment	9,692	3,255
Unrealized losses	2,136	2,521
Long-term debt	668	3,976
Intangibles	3,917	4,282
Other	5,268	7,866
Valuation allowance	(416,973)	(353,189)

Total noncurrent deferred tax assets	$310,990	$282,069

Noncurrent deferred tax liabilities:
Property, plant, and equipment	(27,478)	(15,337)
Unrealized gains	(13,126)	(15,803)
Intangibles	(735,506)	(596,199)
Taxes on unremitted foreign earnings	(18,581)	(29,231)
Other	(9,073)	(2,964)

Total noncurrent deferred tax liabilities	$(803,764)	$(659,534)

Net noncurrent deferred tax liabilities	$(492,774)	$(377,465)

Net current and noncurrent deferred tax liabilities	$(459,815)	$(349,322)

In Fiscal 2012, the Company began recording residual U.S. and foreign taxes on foreign earnings as a result of its change in position regarding future repatriation and the requirements of ASC 740. To the extent necessary, the Company intends to utilize earnings of foreign subsidiaries in order to support management’s plans to voluntarily accelerate pay down of U.S. debt, fund distributions to shareholders, fund U.S. acquisitions, and satisfy ongoing U.S. operational cash flow requirements. As a result, earnings of the Company’s non-U.S. subsidiaries after September 30, 2011 are generally not considered to be permanently reinvested, except in jurisdictions where repatriation is either precluded or restricted by law. The Company annually estimates the available earnings, permanent reinvestment classification, and availability and intent to use alternative mechanisms for repatriation for each jurisdiction in which the Company does business. Accordingly, the Company is providing residual U.S. and foreign deferred taxes on these earnings to the extent they cannot be repatriated in a tax-free manner. As of September 30, 2013, the Company has provided residual taxes on approximately $12,506 of Fiscal 2013 distributions of foreign earnings, and $45,735 of earnings not yet taxed in the U.S. resulting in a Fiscal 2013 increase in tax expense, net of a corresponding adjustment to the Company’s domestic valuation allowance, of approximately $109. As of September 30, 2012, the Company recorded residual U.S. and foreign taxes on approximately $21,163 of Fiscal 2012 distributions and $76,475 of earnings not yet taxed in the U.S., resulting in a Fiscal 2012 increase in tax expense, net of a corresponding adjustment to the Company’s domestic valuation allowance, of approximately $3,278. As of September 30, 2011, the Company recorded residual U.S. and foreign taxes on approximately $39,391 of actual and deemed distributions of foreign earnings resulting in a Fiscal 2011 increase in tax expense, net of a corresponding adjustment to the Company’s domestic valuation allowance, of approximately $771. Fiscal 2013, 2012 and 2011 distributions were primarily non-cash deemed distributions under U.S. tax law.

Remaining undistributed earnings of the Company’s foreign operations are approximately $409,589 at September 30, 2013, and are intended to remain permanently invested. Accordingly, no residual income taxes have been provided on those earnings at September 30, 2013. If at some future date these earnings cease to be permanently invested, the Company may be subject to U.S. income taxes and foreign withholding and other taxes on such amounts, which cannot be reasonably estimated at this time.

As of September 30, 2013, the Company has U.S. federal and state net operating loss carryforwards of approximately $1,501,525 and $1,537,523, respectively. These net operating loss carryforwards expire through years ending in 2033. As of September 30, 2013 the Company has foreign loss carryforwards of approximately $111,186 which will expire beginning in the Company’s fiscal year ending 2014. Certain of the foreign net operating losses have indefinite carryforward periods. The Company is subject to an annual limitation on the use of its net operating losses that arose prior to its emergence from bankruptcy. The Company has had multiple changes of ownership, as defined under Section 382 of the Internal Revenue Code of 1986, as amended, that subject the Company’s U.S. federal and state net operating losses and other tax attributes to certain limitations. The annual limitation is based on a number of factors including the value of the Company’s stock (as defined for tax purposes), on the date of the ownership change, its net unrealized built in gain position on that date, the occurrence of realized built in gains in years subsequent to the ownership change, and the effects of subsequent ownership changes (as defined for tax purposes), if any. Due to these limitations, the Company estimates, as of

September 30, 2013, that $301,202 of the total U.S. federal and $357,938 of the state net operating loss will expire unused even if the Company generates sufficient income to otherwise use all of its NOLs. In addition, separate return year limitations apply to limit the Company’s utilization of the acquired Russell Hobbs U.S. federal and state net operating losses to future income of the Russell Hobbs subgroup. The Company also projects, as of September 30, 2013, that $102,576 of the total foreign loss carryforwards will expire unused. The Company has provided a full valuation allowance against these deferred tax assets.

A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability of the Company to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. As of September 30, 2013 and September 30, 2012, the Company’s valuation allowance, established for the tax benefit that may not be realized, totaled approximately $448,837 and $382,423, respectively. As of September 30, 2013 and September 30, 2012, approximately $415,994 and $346,939, respectively, related to U.S. net deferred tax assets, and approximately $32,843 and $35,484, respectively, related to foreign net deferred tax assets. The net increase in the valuation allowance for deferred tax assets during Fiscal 2013 totaled approximately $66,414, of which approximately $69,055 related to an increase in the valuation allowance against U.S. net deferred tax assets, and approximately $2,641 related to a decrease in the valuation allowance against foreign net deferred tax assets. As a result of the purchase of HHI, the Company reversed $49,848 of U.S. valuation allowance during Fiscal 2013. The reversal was attributable to $49,848 of net deferred tax liabilities recorded on the HHI acquisition date balance sheet that offset other U.S. net deferred tax assets. As a result of the purchase of FURminator, the Company reversed $14,511 of U.S. valuation allowance during Fiscal 2012. The reversal was attributable to $14,511 of net deferred tax liabilities recorded on the FURminator acquisition date balance sheet that offset other U.S. net deferred tax assets. During Fiscal 2011, the Company determined that a valuation allowance was required against deferred tax assets related to net operating losses in Brazil, and thus recorded a $25,877 increase in the valuation allowance.

The total amount of unrecognized tax benefits on the Company’s Consolidated Statements of Financial Position at September 30, 2013 and September 30, 2012 are $13,807 and $5,877, respectively. If recognized in the future, $10,115 of unrecognized tax benefits will affect the effective tax rate, and $3,692 of unrecognized tax benefits would create deferred tax assets against which the Company would have a full valuation allowance. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 30, 2013 and September 30, 2012 the Company had approximately $3,671 and $3,564, respectively, of accrued interest and penalties related to uncertain tax positions. The impact related to interest and penalties on the Consolidated Statement of Operations for Fiscal 2013 was a net increase to Income tax expense of $8. The impact related to interest and penalties on the Consolidated Statement of Operations for Fiscal 2012 was a net decrease to Income tax expense of $1,184. The impact related to interest and penalties on the Consolidated Statement of Operations for Fiscal 2011 was a net decrease to Income tax expense of $1,422.

As of September 30, 2013, certain of the Company’s legal entities are undergoing income tax audits. The Company cannot predict the ultimate outcome of the examinations; however, it is reasonably possible that during the next 12 months some portion of previously unrecognized tax benefits could be recognized.

The following table summarizes the changes to the amount of unrecognized tax benefits for Fiscal 2013, Fiscal 2012, and Fiscal 2011:

Unrecognized tax benefits at September 30, 2010	$12,808
Gross increase – tax positions in prior period	1,658
Gross decrease – tax positions in prior period	(823)
Gross increase – tax positions in current period	596
Settlements	(1,850)
Lapse of statutes of limitations	(3,376)

Unrecognized tax benefits at September 30, 2011	$9,013
Gross increase – tax positions in prior period	773
Gross decrease – tax positions in prior period	(1,308)
Gross increase – tax positions in current period	776
Settlements	(1,737)
Lapse of statutes of limitations	(1,640)

Unrecognized tax benefits at September 30, 2012	$5,877
Gross increase – tax positions in prior period	9,104
Gross decrease – tax positions in prior period	(327)
Gross increase – tax positions in current period	516
Settlements	(15)
Lapse of statutes of limitations	(1,348)

Unrecognized tax benefits at September 30, 2013	$13,807

The Company files income tax returns in the U.S. federal jurisdiction and various state, local and foreign jurisdictions and is subject to ongoing examination by the various taxing authorities. The Company’s major taxing jurisdictions are the U.S., United Kingdom, and Germany. In the U.S., federal tax filings for years prior to and including the Company’s fiscal year ended September 30, 2009 are closed. However, the federal net operating loss carryforwards from the Company’s fiscal years ended September 30, 2009 and prior are subject to Internal Revenue Service (“IRS”) examination until the year that such net operating loss carryforwards are utilized and those years are closed for audit. The Company’s fiscal years ended September 30, 2010, 2011, 2012 and 2013 remain open to examination by the IRS. Filings in various U.S. state and local jurisdictions are also subject to audit and to date no significant audit matters have arisen.

In the U.S., Russell Hobbs federal tax filings for years prior to and including the year ended June 30, 2009 are closed. However, the federal net operating loss carryforwards for Russell Hobbs’ fiscal years ended June 30, 2009 and prior are subject to examination by the IRS until the year that such net operating losses are utilized and those years are closed for audit.

During Fiscal 2011 we recorded the correction of an immaterial prior period error in our consolidated financial statements related to the effective state income tax rates for certain U.S. subsidiaries. We believe the correction of this error to be both quantitatively and qualitatively immaterial to our annual results for Fiscal 2011 or to the financial statements of any previous period. The impact of the corrections was an increase to income tax expense and an increase to deferred tax liabilities in Fiscal 2011 of approximately $4,873.

(10) Employee Benefit Plans

Pension Benefits

The Company has various defined benefit pension plans covering some of its employees in the United States and certain employees in other countries, primarily the United Kingdom and Germany. Plans generally provide benefits of stated amounts for each year of service. The Company funds its U.S. pension plans in accordance with the requirements of the defined benefit pension plans and, where applicable, in amounts sufficient to satisfy the minimum funding requirements of applicable laws. Additionally, in compliance with the Company’s funding policy, annual contributions to non-U.S. defined benefit plans are equal to the actuarial recommendations or statutory requirements in the respective countries.

The Company also sponsors or participates in a number of other non-U.S. pension arrangements, including various retirement and termination benefit plans, some of which are covered by local law or coordinated with government-sponsored plans, which are not significant in the aggregate and therefore are not included in the information presented below. The Company also has various nonqualified deferred compensation agreements with certain of its employees. Under certain of these agreements, the Company has agreed to pay certain amounts annually for the first 15 years subsequent to retirement or to a designated beneficiary upon death. It is management’s intent that life insurance contracts owned by the Company will fund these agreements. Under the remaining agreements, the Company has agreed to pay such deferred amounts in up to 15 annual installments beginning on a date specified by the employee, subsequent to retirement or disability, or to a designated beneficiary upon death.

Other Benefits

Under the Rayovac postretirement plan, the Company provides certain health care and life insurance benefits to eligible retired employees. Participants earn retiree health care benefits after reaching age 40 over the next 10 succeeding years of service, and remain eligible until reaching age 65. The plan is contributory; retiree contributions have been established as a flat dollar amount with contribution rates expected to increase at the active medical trend rate. The plan is unfunded. The Company is amortizing the transition obligation over a 20-year period.

The following tables provide additional information on the Company’s pension and other postretirement benefit plans:

	Pension and Deferred Compensation Benefits		Other Benefits
	2013	2012	2013	2012
Change in benefit obligation
Benefit obligation, beginning of year	$240,806	$209,472	$566	$542
Liabilities assumed through acquisitions	14,716	—
Service cost	3,061	2,048	9	12
Interest cost	9,886	10,593	22	27
Actuarial loss (gain)	1,851	29,834	(58)	(14)
Participant contributions	59	182	—	—
Curtailments	(1,507)	—	(135)	—
Benefits paid	(15,925)	(9,354)	(1)	(1)
Foreign currency exchange rate changes	3,195	(1,969)	—	—

Benefit obligation, end of year	$256,142	$240,806	$403	$566

Change in plan assets
Fair value of plan assets, beginning of year	$153,927	$130,641	$—	$—
Assets acquired through acquisitions	6,680	—	—	—
Actual return on plan assets	16,759	20,112	—	—
Employer contributions	12,316	12,587	1	1
Employee contributions	59	182	—	—
Benefits paid	(15,925)	(9,354)	(1)	(1)
Foreign currency exchange rate changes	1,668	(241)	—	—

Fair value of plan assets, end of year	$175,484	$153,927	$—	$—

Accrued Benefit Cost	$(80,658)	$(86,879)	$(403)	$(566)

Range of assumptions:
Discount rate	1.8% - 13.0%	4.0% - 13.5%	4.7%	4.0%
Expected return on plan assets	3.6% - 7.8%	4.0% - 7.8%	N/A	N/A
Rate of compensation increase	2.3% - 5.5%	2.3% - 5.5%	N/A	N/A

The net underfunded status as of September 30, 2013 and September 30, 2012 of $80,658 and $86,879, respectively, is recognized in the accompanying Consolidated Statements of Financial Position within Employee benefit obligations, net of current portion. Included in the Company’s AOCI as of September 30, 2013 and September 30, 2012 are unrecognized net losses of $29,180, net of tax expense of $817 and $33,428, net of tax benefit of $4,392, respectively, which have not yet been recognized as components of net periodic pension cost. The net loss in AOCI expected to be recognized during Fiscal 2014 is $1,549.

At September 30, 2013, the Company’s total pension and deferred compensation benefit obligation of $256,142 consisted of $66,895 associated with U.S. plans and $189,247 associated with international plans. The fair value of the Company’s pension and deferred compensation benefit assets of $175,484 consisted of $58,458 associated with U.S. plans and $117,026 associated with international plans. The weighted average discount rate used for the Company’s domestic plans was approximately 3.8% and approximately 3.9% for its international plans. The weighted average expected return on plan assets used for the Company’s domestic plans was approximately 7.8% and approximately 4.7% for its international plans.

At September 30, 2012, the Company’s total pension and deferred compensation benefit obligation of $240,806 consisted of $75,580 associated with U.S. plans and $165,226 associated with international plans. The fair value of the Company’s pension and deferred compensation benefit assets of $153,927 consisted of $51,721 associated with U.S. plans and $102,206 associated with international plans. The weighted average discount rate used for the Company’s domestic plans was approximately 4.3% and approximately 5.3% for its international plans. The weighted average expected return on plan assets used for the Company’s domestic plans was approximately 7.8% and approximately 5.4% for its international plans.

	Pension and Deferred Compensation Benefits			Other Benefits
	2013	2012	2011	2013	2012	2011
Components of net periodic benefit cost
Service cost	$3,061	$2,048	$2,543	$9	$12	$11
Interest cost	9,886	10,593	10,380	22	27	27
Expected return on assets	(8,667)	(8,225)	(7,829)	—	—	—
Amortization of prior service cost	—	72	—	—	—	—
Curtailment gain	(752)	—	—	—	—	—
Recognized net actuarial (gain) loss	2,112	828	8	8	(54)	(52)

Net periodic cost (benefit)	$5,640	$5,316	$5,102	$39	$(15)	$(14)

The discount rate is used to calculate the projected benefit obligation. The discount rate used is based on the rate of return on government bonds as well as current market conditions of the respective countries where such plans are established.

Below is a summary allocation of all pension plan assets as of the measurement date.

	Weighted Average Allocation
	Target	Actual
	2013	2013	2012
Asset Category
Equity Securities	0 - 60%	47%	49%
Fixed Income Securities	0 - 40%	21%	20%
Other	0 - 100%	32%	31%

Total	100% %	100%	100%

The weighted average expected long-term rate of return on total assets is 5.7%.

The Company has established formal investment policies for the assets associated with these plans. Policy objectives include maximizing long-term return at acceptable risk levels, diversifying among asset classes, if appropriate, and among investment managers, as well as establishing relevant risk parameters within each asset class. Specific asset class targets are based on the results of periodic asset/liability studies. The investment policies permit variances from the targets within certain parameters. The weighted average expected long-term rate of return is based on a Fiscal 2013 review of such rates. The plan assets currently do not include holdings of SB Holdings common stock.

The following table sets forth the fair value of the Company’s pension plan assets as of September 30, 2013 segregated by level within the fair value hierarchy. See Note 8, “Fair Value of Financial Instruments,” for discussion of the fair value hierarchy and fair value principles:

	Level 1	Level 2	Level 3	Total
U.S. Defined Benefit Plan Assets:
Common collective trust—equity	$32,772	$9,393	$—	$42,165
Common collective trust—fixed income	—	16,293	—	16,293

Total U.S. Defined Benefit Plan Assets	$32,772	$25,686	$—	$58,458

International Defined Benefit Plan Assets:
Common collective trust—equity	$—	$46,521	$—	$46,521
Common collective trust—fixed income	—	15,868	—	15,868
Insurance contracts—general fund	—	37,690	—	37,690
Other	6,658	10,289	—	16,947

Total International Defined Benefit Plan Assets	$6,658	$110,368	$—	$117,026

The following table sets forth the fair value of the Company’s pension plan assets as of September 30, 2012 segregated by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
U.S. Defined Benefit Plan Assets:
Common collective trust—equity	$20,520	$16,667	$—	$37,187
Common collective trust—fixed income	—	14,534	—	14,534

Total U.S. Defined Benefit Plan Assets	$20,520	$31,201	$—	$51,721

International Defined Benefit Plan Assets:
Common collective trust—equity	$—	$38,507	$—	$38,507
Common collective trust—fixed income	—	15,661	—	15,661
Insurance contracts—general fund	—	40,651	—	40,651
Other	—	7,387	—	7,387

Total International Defined Benefit Plan Assets	$—	$102,206	$—	$102,206

The Company’s Fixed Income Securities portfolio is invested primarily in commingled funds and managed for overall return expectations rather than matching duration against plan liabilities; therefore, debt maturities are not significant to the plan performance.

The Company’s Other portfolio consists of all pension assets, primarily insurance contracts, in the United Kingdom and Germany.

The Company’s expected future pension benefit payments for Fiscal 2014 through its fiscal year 2023 are as follows:

2014	$9,241
2015	8,536
2016	10,135
2017	10,376
2018	10,924
2019-2023	62,547

The Company sponsors a defined contribution pension plan for its domestic salaried employees, which allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company also sponsors defined contribution pension plans for employees of certain foreign subsidiaries. Company contributions charged to operations, including discretionary amounts, for Fiscal 2013, Fiscal 2012 and Fiscal 2011 were $11,095, $1,935 and $4,999, respectively.

(11) Segment Information

The Company manages its business in four vertically integrated, product-focused reporting segments: (i) Global Batteries & Appliances; (ii) Global Pet Supplies; (iii) Home and Garden Business; and (iv) Hardware & Home Improvement.

The results of the HHI Business are included in the Company’s Consolidated Statement of Operations as of and subsequent to December 17, 2012, the date of the Hardware Acquisition. The results of TLM Taiwan are included in the Company’s Consolidated Statement of Operations as of and subsequent to its acquisition on April 8, 2013. The financial results related to the HHI Business are reported as a separate business segment, Hardware & Home Improvement.

Global strategic initiatives and financial objectives for each reportable segment are determined at the corporate level. Each reportable segment is responsible for implementing defined strategic initiatives and achieving certain financial objectives, and has a general manager responsible for the sales and marketing initiatives and financial results for product lines within that segment.

Net sales and Cost of goods sold to other business segments have been eliminated. The gross contribution of intersegment sales is included in the segment selling the product to the external customer. Segment net sales are based upon the segment from which the product is shipped.

The operating segment profits do not include restructuring and related charges, acquisition and integration related charges, impairment charges, interest expense, interest income and income tax expense. Expenses associated with certain general and administrative functions necessary to reflect the operating segments on a standalone basis have also been excluded in the determination of reportable segment profits. Corporate expenses primarily include general and administrative expenses and the costs of global long-term incentive compensation plans which are evaluated on a consolidated basis and not allocated to the Company’s operating segments. All depreciation and amortization included in income from operations is related to operating segments or corporate expense. Costs are identified to operating segments or corporate expense according to the function of each cost center.

All capital expenditures are related to operating segments. Variable allocations of assets are not made for segment reporting.

Segment information for the Company for Fiscal 2013, Fiscal 2012 and Fiscal 2011, is as follows:

Net sales to external customers

	2013	2012	2011
Consumer batteries	$931,647	$948,652	$953,301
Small appliances	740,289	771,568	777,823
Electric shaving and grooming	276,783	279,468	274,587
Electric personal care	254,858	250,251	248,442

Global Batteries & Appliances	2,203,577	2,249,939	2,254,153
Global Pet Supplies	621,834	615,508	578,905
Home and Garden Business	390,539	386,988	353,858
Hardware & Home Improvement	869,631	—	—

Total segments	$4,085,581	$3,252,435	$3,186,916

Depreciation and amortization

	2013	2012	2011
Global Batteries & Appliances	$67,229	$63,618	$68,111
Global Pet Supplies	29,615	27,702	24,274
Home and Garden Business	11,685	13,296	12,375
Hardware & Home Improvement	31,364	—	—

Total segments	139,893	104,616	104,760
Corporate	—	—	—

Total Depreciation and amortization	$139,893	$104,616	$104,760

Segment profit

	2013	2012	2011
Global Batteries & Appliances	$237,544	$244,442	238,864
Global Pet Supplies	91,080	85,866	75,564
Home and Garden Business	78,483	73,609	65,180
Hardware & Home Improvement	88,668	—	—

Total segments	495,775	403,917	379,608
Corporate expenses	60,444	47,204	53,259
Acquisition and integration related charges	48,445	31,066	36,603
Restructuring and related charges	34,012	19,591	28,644
Intangible asset impairment	—	—	32,450
Interest expense	369,519	191,998	208,492
Other expense, net	3,506	878	2,491

(Loss) income from continuing operations before income taxes	$(20,151)	$113,180	$17,669

On February 8, 2013, the Venezuelan government announced the formal devaluation of its currency, the Bolivar fuerte, relative to the U.S. dollar. As Venezuela continues to be considered a highly inflationary economy, the functional currency of the Company’s Venezuelan subsidiary is the U.S. dollar. Therefore, the Company remeasured the local statement of financial position of its Venezuela entity as of February 8, 2013 to reflect the impact of the devaluation to the official exchange rate from 4.3 to 6.3 Bolivar fuerte per U.S. dollar. The effect of the devaluation of the Bolivar fuerte was recorded in other expense, net and resulted in a $1,953 reduction to the Company’s pretax income during Fiscal 2013.

Segment total assets

	September 30,
	2013	2012
Global Batteries & Appliances	$2,360,733	$2,243,472
Global Pet Supplies	948,832	956,043
Home and Garden Business	500,559	508,083
Hardware & Home Improvement	1,735,629	—

Total segments	5,545,753	3,707,598
Corporate	73,291	45,913

Total assets at year end	$5,619,044	$3,753,511

Segment long-lived assets (A)

	September 30,
	2013	2012
Global Batteries & Appliances	$1,545,641	$1,434,392
Global Pet Supplies	757,299	768,140
Home and Garden Business	437,606	445,774
Hardware & Home Improvement	1,335,390	—

Total segments	4,075,936	2,648,306
Corporate	67,832	41,916

Long-lived assets at year end	$4,143,768	$2,690,222

(A)	Includes all of the Company’s non-current assets.

Capital expenditures

	2013	2012	2011
Global Batteries & Appliances	$47,928	$36,271	$25,471
Global Pet Supplies	8,268	7,447	7,059
Home and Garden Business	2,395	3,091	3,630
Hardware & Home Improvement	23,385	—	—

Total segments	81,976	46,809	36,160
Corporate	—	—	—

Total Capital expenditures	$81,976	$46,809	$36,160

Geographic Disclosures—Net sales to external customers

	2013	2012	2011
United States	$2,411,409	$1,772,138	$1,780,127
Outside the United States	1,674,172	1,480,297	1,406,789

Total net sales to external customers	$4,085,581	$3,252,435	$3,186,916

Geographic Disclosures—Long-lived assets (A)

	September 30,
	2013	2012
United States	$3,218,523	$1,988,632
Outside the United States	925,245	701,590

Long-lived assets at year end	$4,143,768	$2,690,222

(A)	Includes all of the Company’s non-current assets.

(12) Commitments and Contingencies

The Company has provided for the estimated costs associated with environmental remediation activities at some of its current and former manufacturing sites. The Company believes that any additional liability in excess of the amounts provided of approximately $5,055, which may result from resolution of these matters, will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

The Company is a defendant in various litigation matters generally arising out of the ordinary course of business. The Company does not believe that any of the matters or proceedings presently pending will have a material adverse effect on its results of operations, financial condition, liquidity or cash flows.

The Company’s minimum rent payments under operating leases are recognized on a straight-line basis over the term of the leases. Future minimum rental commitments under non-cancelable operating leases, principally pertaining to land, buildings and equipment, are as follows:

2014	$39,491
2015	33,376
2016	27,906
2017	23,471
2018	14,578
Thereafter	34,298

Total minimum lease payments	$173,120

All of the leases expire between October 2013 and July 2023. The Company’s total rent expense was $41,829, $34,327 and $40,298 during Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively.

(13) Related Party Transactions

Merger Agreement and Exchange Agreement

On June 16, 2010 (the “Closing Date”), SB Holdings completed the merger with Russell Hobbs, Inc. (“Russell Hobbs”) (the “Merger”) pursuant to the Agreement and Plan of Merger, dated as of February 9, 2010, as amended on March 1, 2010, March 26, 2010 and April 30, 2010, by and among SB Holdings, Russell Hobbs, Spectrum Brands, Battery Merger Corp., and Grill Merger Corp. (the “Merger Agreement”). As a result of the Merger, each of Spectrum Brands and Russell Hobbs became a wholly-owned subsidiary of SB Holdings. At the effective time of the Merger, (i) the outstanding shares of Spectrum Brands common stock were canceled and converted into the right to receive shares of SB Holdings common stock, and (ii) the outstanding shares of Russell Hobbs common stock and preferred stock were canceled and converted into the right to receive shares of SB Holdings common stock.

Pursuant to the terms of the Merger Agreement, on February 9, 2010, Spectrum Brands entered into support agreements with Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations

Fund, L.P. and Global Opportunities Breakaway Ltd. (together the “Harbinger Parties”) and Avenue International Master, L.P. and certain of its affiliates (the “Avenue Parties”), in which the Harbinger Parties and the Avenue Parties agreed to vote their shares of Spectrum Brands common stock acquired before the date of the Merger Agreement in favor of the Merger and against any alternative proposal that would impede the Merger.

Immediately following the consummation of the Merger, the Harbinger Parties owned approximately 64% of the outstanding SB Holdings common stock and the stockholders of Spectrum Brands (other than the Harbinger Parties) owned approximately 36% of the outstanding SB Holdings common stock.

On January 7, 2011, the Harbinger Parties contributed 27,757 shares of SB Holdings common stock to Harbinger Group Inc. (“HRG”) and received in exchange for such shares an aggregate of 119,910 shares of HRG common stock (such transaction, the “Share Exchange”), pursuant to a Contribution and Exchange Agreement (the “Exchange Agreement”). Immediately following the Share Exchange, (i) HRG owned approximately 54.4% of the outstanding shares of SB Holding’s common stock and the Harbinger Parties owned approximately 12.7% of the outstanding shares of SB Holdings common stock, and (ii) the Harbinger Parties owned 129,860 shares of HRG common stock, or approximately 93.3% of the outstanding HRG common stock.

On June 28, 2011 the Company filed a Form S-3 registration statement with the SEC under which 1,150 shares of its common stock and 6,320 shares of the Company’s common stock held by Harbinger Capital Partners Master Fund I, Ltd. were offered to the public.

In November 2011, HRG announced a stock purchase program for the Company’s common stock, with an authorization of $30,000 under the program. This purchase program was completed in March 2012. Following the completion of the secondary offering of the Company’s common stock in August 2011 by Harbinger Capital Partners Master Fund I, Ltd. and the completion of the HRG stock purchase program for the Company’s common stock noted above, HRG owned approximately 57% of the Company’s common stock, and the Harbinger Parties owned less than 1% percent of the Company’s common stock.

In connection with the Merger, the Harbinger Parties and SB Holdings entered into a stockholder agreement, dated February 9, 2010 (the “Stockholder Agreement”), which provides for certain protective provisions in favor of minority stockholders and provides certain rights and imposes certain obligations on the Harbinger Parties, including:

•	for so long as the Harbinger Parties and their affiliates beneficially own 40% or more of the outstanding voting securities of SB Holdings, the Harbinger Parties and the Company will cooperate to ensure, to the greatest extent possible, the continuation of the structure of the SB Holdings board of directors as described in the Stockholder Agreement;

•	the Harbinger Parties will not effect any transfer of equity securities of SB Holdings to any person that would result in such person and its affiliates owning 40% or more of the outstanding voting securities of SB Holdings, unless specified conditions are met; and

•	the Harbinger Parties will be granted certain access and informational rights with respect to SB Holdings and its subsidiaries.

Pursuant to a joinder to the Stockholder Agreement entered into by the Harbinger Parties and HRG, upon consummation of the Share Exchange, HRG became a party to the Stockholder Agreement, and is subject to all of the covenants, terms and conditions of the Stockholder Agreement to the same extent as the Harbinger Parties were bound thereunder prior to giving effect to the Share Exchange.

Certain provisions of the Stockholder Agreement terminate on the date on which the Harbinger Parties or HRG no longer constitutes a Significant Stockholder (as defined in the Stockholder Agreement). The Stockholder Agreement terminates when any person (including the Harbinger Parties or HRG) acquires 90% or more of the outstanding voting securities of SB Holdings.

Also in connection with the Merger, the Harbinger Parties and SB Holdings entered into a registration rights agreement, dated as of February 9, 2010 (the “SB Holdings Registration Rights Agreement”), pursuant to which the Harbinger Parties have, among other things and subject to the terms and conditions set forth therein, certain demand and so-called “piggy back” registration rights with respect to their shares of SB Holdings common stock. On September 10, 2010, the Harbinger Parties and HRG entered into a joinder to the SB Holdings Registration Rights Agreement, pursuant to which, effective upon the consummation of the Share Exchange, HRG became a party to the SB Holdings Registration Rights Agreement, entitled to the rights and subject to the obligations of a holder thereunder.

(14) RESTRUCTURING AND RELATED CHARGES

The Company reports restructuring and related charges associated with manufacturing and related initiatives in Cost of goods sold. Restructuring and related charges reflected in Cost of goods sold include, but are not limited to, termination, compensation and related costs associated with manufacturing employees, asset impairments relating to manufacturing initiatives, and other costs directly related to the restructuring or integration initiatives implemented.

The Company reports restructuring and related charges relating to administrative functions in Operating expenses, such as initiatives impacting sales, marketing, distribution, or other non-manufacturing functions. Restructuring and related charges reflected in Operating expenses include, but are not limited to, termination and related costs, any asset impairments relating to the functional areas described above, and other costs directly related to the initiatives.

The following table summarizes restructuring and related charges incurred by segment for Fiscal 2013, Fiscal 2012 and Fiscal 2011:

	2013	2012	2011
Cost of goods sold:
Global Batteries & Appliances	$1,143	$5,094	$756
Hardware & Home Improvement	6,246	—	—
Global Pet Supplies	2,595	4,741	7,085

Total restructuring and related charges in cost of goods sold	$9,984	$9,835	$7,841
Operating expenses:
Global Batteries & Appliances	$13,627	$2,487	$5,338
Global Pet Supplies	8,556	5,395	9,567
Home and Garden Business	598	912	2,704
Corporate	1,247	962	3,194

Total restructuring and related charges in operating expenses	$24,028	$9,756	$20,803

Total restructuring and related charges	$34,012	$19,591	$28,644

The following table summarizes restructuring and related charges incurred by type of charge:

	2013	2012	2011
Costs included in cost of goods sold:
Global Expense Rationalization initiatives:
Termination benefits	$2	$—	$—
Other associated costs	—	—	—
Global Cost Reduction initiatives:
Termination benefits	228	2,941	1,679
Other associated costs	3,330	6,894	5,889
HHI Business and other restructuring initiatives:
Termination benefits	146	—	—
Other associated costs	6,278	—	273

Total included in cost of goods sold	$9,984	$9,835	$7,841
Costs included in operating expenses:
Global Expense Rationalization initiatives:
Termination benefits	$10,259	$—	$—
Other associated costs	1,056	—	—
Global Cost Reduction initiatives:
Termination benefits	6,351	3,079	10,155
Other associated costs	6,443	5,776	7,761
HHI Business and other restructuring initiatives:
Termination benefits	—	—	956
Other associated costs	(81)	901	1,931

Total included in operating expenses	$24,028	$9,756	$20,803

Total restructuring and related charges	$34,012	$19,591	$28,644

Global Expense Rationalization Initiatives Summary

During the third quarter of the fiscal year ended September 30, 2013, the Company implemented a series of initiatives throughout the Company to reduce operating costs (the “Global Expense Rationalization Initiatives”). These initiatives consist of headcount reductions in the Global Batteries & Appliances segment and Corporate. Costs associated with these initiatives, which are expected to be incurred through September 30, 2015, are currently projected to total approximately $15,500.

The Company recorded $11,317 of pretax restructuring and related charges during Fiscal 2013, and no pretax restructuring and related charges during Fiscal 2012 and Fiscal 2011, related to the Global Expense Rationalization Initiatives.

The following table summarizes the remaining accrual balance associated with the Global Expense Rationalization Initiatives and the activity during Fiscal 2013:

	Termination Benefits	Other Costs	Total
Accrual balance at September 30, 2012	$—	$—	$—
Provisions	8,997	(12)	8,985
Cash expenditures	(2,060)	(25)	(2,085)
Non-cash items	383	2	385

Accrual balance at September 30, 2013	$7,320	$(35)	$7,285

Expensed as incurred (A)	$1,264	$1,068	$2,332

(A)	Consists of amounts not impacting the accrual for restructuring and related charges.

The following table summarizes the expenses incurred during Fiscal 2013, the cumulative amount incurred to date and the total future expected costs to be incurred associated with the Global Expense Rationalization Initiatives by operating segment:

	Global Batteries & Appliances	Corporate	Total
Restructuring and related charges during Fiscal 2013	$10,070	$1,247	$11,317
Restructuring and related charges since initiative inception	$10,070	$1,247	$11,317
Total future restructuring and related charges expected	$3,939	$151	$4,090

Global Cost Reduction Initiatives Summary

During the fiscal year ended September 30, 2009, the Company implemented a series of initiatives within the Global Batteries & Appliances segment, the Global Pet Supplies segment and the Home and Garden Business segment to reduce operating costs, and to evaluate opportunities to improve the Company’s capital structure (the “Global Cost Reduction Initiatives”). These initiatives included headcount reductions and the exit of certain facilities within each of the Company’s segments. These initiatives also included consultation, legal and accounting fees related to the evaluation of the Company’s capital structure. Costs associated with these initiatives, which are expected to be incurred through January 31, 2015, are projected to total approximately $102,400.

The Company recorded $16,352, $18,690 and $25,484 of pretax restructuring and related charges during Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively, related to the Global Cost Reduction Initiatives.

The following table summarizes the remaining accrual balance associated with the Global Cost Reduction Initiatives and the activity during Fiscal 2013:

	Termination Benefits	Other Costs	Total
Accrual balance at September 30, 2012	$3,252	$1,095	$4,347
Provisions	5,276	525	5,801
Cash expenditures	(3,576)	(1,235)	(4,811)
Non-cash items	(25)	39	14

Accrual balance at September 30, 2013	$4,927	$424	$5,351

Expensed as incurred (A)	$1,303	$9,248	$10,551

(A)	Consists of amounts not impacting the accrual for restructuring and related charges.

The following table summarizes the expenses incurred during Fiscal 2013, the cumulative amount incurred to date and the total future expected costs to be incurred associated with the Global Cost Reduction Initiatives by operating segment:

	Global Batteries & Appliances	Global Pet Supplies	Home and Garden Business	Corporate	Total
Restructuring and related charges during Fiscal 2013	$4,604	$11,150	$598	$—	$16,352
Restructuring and related charges since initiative inception	$25,413	$48,149	$18,219	$7,591	$99,372
Total future restructuring and related charges expected	$500	$2,500	$—	$—	$3,000

The Company recorded $6,228 of restructuring and related charges during Fiscal 2013, and no restructuring and related charges during Fiscal 2012 and Fiscal 2011, related to initiatives implemented by the HHI Business prior to the Company’s acquisition on December 17, 2012.

In connection with other restructuring efforts, the Company recorded $115, $901 and $3,160 during Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively.

(15) ACQUISITIONS

In accordance with ASC Topic 805, “Business Combinations” (“ASC 805”), the Company accounts for acquisitions by applying the acquisition method of accounting. The acquisition method of accounting requires, among other things, that the assets acquired and liabilities assumed in a business combination be measured at their fair values as of the closing date of the acquisition.

HHI Business

On December 17, 2012, the Company completed the cash acquisition of the HHI Business from Stanley Black & Decker. A portion of the HHI Business, consisting of the purchase of certain assets of TLM Taiwan, closed on April 8, 2013.

The following table summarizes the preliminary consideration paid for the HHI Business:

Negotiated sales price, excluding TLM Taiwan	$1,300,000
Working capital and other adjustments at December 17, 2012 close	(10,738)
Final working capital adjustment	(7,669)

Final purchase price, excluding TLM Taiwan	$1,281,593
Negotiated sales price, TLM Taiwan	100,000
Final TLM Taiwan working capital and other adjustments	(6,500)

Total HHI Business purchase price	$1,375,093

The HHI Business is a major manufacturer and supplier of residential locksets, residential builders’ hardware and faucets with a portfolio of recognized brand names, including Kwikset, Weiser, Baldwin, National Hardware, Stanley, FANAL and Pfister, as well as patented technologies such as the SmartKey, a re-keyable lockset technology, and Smart Code Home Connect. Customers of the HHI Business include retailers, non-retail distributors and homebuilders. Headquartered in Lake Forest, California, the HHI Business has a global sales force and operates manufacturing and distribution facilities in the U.S., Canada, Mexico and Asia.

The results of the HHI Business are included in the Company’s Consolidated Statements of Operations as of and subsequent to December 17, 2012, the date of the Hardware Acquisition. The results of the TLM Business are included in the Company’s Consolidated Statements of Operations as of and subsequent to its acquisition on April 8, 2013. The financial results of the HHI Business are reported as a separate business segment, Hardware & Home Improvement.

Preliminary Valuation of Assets and Liabilities

The preliminary fair values of the net tangible and intangible assets acquired and liabilities assumed in connection with the purchase of the HHI Business, excluding TLM Taiwan, have been recognized in the Consolidated Statement of Financial Position based upon their preliminary values at December 17, 2012. The preliminary fair values of the net tangible and intangible assets acquired and liabilities assumed in connection with the TLM Taiwan purchase have been recognized in the Consolidated Statement of Financial Position based upon their preliminary values at April 8, 2013. The excess of the purchase price over the preliminary fair values of the net tangible and intangible assets was recorded as goodwill, and includes value associated with greater product diversity, stronger relationships with core retail partners, cross-selling opportunities in all channels and a new platform for potential future global growth using the Company’s existing international infrastructure, most notably in Europe. The majority of goodwill recorded is not expected to be deductible for income tax purposes. The preliminary fair values recorded were based upon a preliminary valuation and the estimates and assumptions used in such valuation are subject to change, which could be significant, within the measurement period (up to one year from the acquisition date). The primary areas of the preliminary valuation that are not yet finalized relate to the fair values of amounts for income taxes including deferred tax accounts, amounts for uncertain tax positions and net operating loss carryforwards inclusive of associated limitations and valuation allowances and the final amount of residual goodwill. Additionally, finalized fair values associated with deferred tax accounts could have a material effect on the Company’s estimated reversal of its consolidated U.S. valuation allowances against deferred tax assets recognized during the measurement period. See Note 9, “Income Taxes,” for further information. The Company expects to continue to obtain information to assist it in determining the fair values of the net assets acquired at the acquisition date during the measurement period. The preliminary valuation of the assets acquired and liabilities assumed for the HHI Business, including a reconciliation to the preliminary valuation reported as of December 30, 2012, is as follows:

	HHI Business Preliminary Valuation December 30, 2012	TLM Taiwan Preliminary Valuation June 30, 2013	Adjustments / reclassifications	Preliminary Valuation September 30, 2013
Cash	$17,406	843	$5,836	$24,085
Accounts receivable	104,641	11	4,007	108,659
Inventory	207,160	1,135	62	208,357
Prepaid expenses and other	13,311	2,148	(6,176)	9,283
Property, plant and equipment	104,502	36,750	(2,861)	138,391
Intangible assets	470,000	17,100	2,000	489,100
Other long-term assets	3,051	124	4,339	7,514

Total assets acquired	$920,071	$58,111	$7,207	$985,389

Accounts payable	130,140	—	7,967	138,107
Deferred tax liability—current	7,081	—	83	7,164
Accrued liabilities	37,530	241	4,966	42,737
Deferred tax liability—long-term	104,708	1,930	9,791	116,429
Other long-term liabilities	11,231	8,089	453	19,773

Total liabilities assumed	$290,690	$10,260	$23,260	$324,210

Total identifiable net assets	629,381	47,851	(16,053)	661,179
Noncontrolling interest	(2,235)	—	(1,704)	(3,939)
Goodwill	662,116	45,649	10,088	717,853

Total net assets	$1,289,262	$93,500	$(7,669)	$1,375,093

Since the preliminary valuation on December 30, 2012, the Company recorded $45,649 to goodwill related to the acquisition of TLM Taiwan on April 8, 2013, and recorded adjustments to the preliminary valuation of assets and liabilities, excluding TLM Taiwan, resulting in a net increase to goodwill of $10,088. The preliminary goodwill increased $9,791 as a result of recording certain state and foreign valuation allowances against deferred tax assets, $2,861 resulting from a reduction in certain property, plant and equipment asset values and $7,022 from changes in working capital and other asset and liability accounts based on new information obtained by the Company. The preliminary goodwill decreased $7,669 as a result of the final working capital adjustment related to the December 17, 2012 close and $2,000 as a result of new information related to intangible assets which increased their value. The changes in estimates were the result of additional accounting information provided by Stanley Black & Decker during the period as well as items identified by management. The Company believes that the information gathered to date provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed, but the Company is waiting for additional information necessary to finalize those fair values. Thus, the provisional measurements of fair value set forth above are subject to change further. The Company expects to complete the purchase accounting process as soon as practicable but no later than one year from the acquisition date.

Preliminary Pre-Acquisition Contingencies Assumed

The Company has evaluated and continues to evaluate pre-acquisition contingencies relating to the HHI Business that existed as of the acquisition date. Based on the evaluation to date, the Company has preliminarily determined that certain pre-acquisition contingencies are probable in nature and estimable as of the acquisition date. Accordingly, the Company has recorded its best estimates for these contingencies as part of the preliminary valuation of the assets and liabilities acquired for the HHI Business. The Company continues to gather information relating to all pre-acquisition contingencies that it has assumed from the HHI Business. Any changes to the pre-acquisition contingency amounts recorded during the measurement period will be included in the final valuation and related amounts recognized. Subsequent to the end of the measurement period, any adjustments to pre-acquisition contingency amounts will be reflected in the Company’s results of operations.

Preliminary Valuation Adjustments

The Company performed a preliminary valuation of the assets and liabilities of the HHI Business, excluding TLM Taiwan, on December 17, 2012. The Company performed a preliminary valuation of the assets and liabilities of TLM Taiwan on April 8, 2013. Significant adjustments as a result of the preliminary valuation and the bases for their determination are summarized as follows:

•	Inventories—An adjustment of $31,000 was recorded to adjust inventory to fair value. Finished goods were valued at estimated selling prices less the sum of costs of disposal and a reasonable profit allowance for the selling effort.

•	Property, plant and equipment- An adjustment of $10,007 was recorded to adjust the net book value of property, plant and equipment to fair value giving consideration to the highest and best use of the assets. The valuation of the Company’s property, plant and equipment was based on the cost approach.

•	Certain indefinite-lived intangible assets were valued using a relief from royalty methodology. Customer relationships and certain definite-lived intangible assets were valued using a multi-period excess earnings method. The total fair value of indefinite and definite lived intangibles was $489,100. A summary of the significant key inputs is as follows:

•	The Company valued customer relationships using the income approach, specifically the multi-period excess earnings method. In determining the fair value of the customer relationships, the multi-period excess earnings approach values the intangible asset at the present value of the incremental after-tax cash flows attributable only to the customer relationship after deducting contributory asset charges. The incremental after-tax cash flows attributable to the subject intangible asset are then discounted to their present value. Only expected sales from current customers were used, which included an annual expected growth rate of 2.5%—15.5%. The Company assumed a customer retention rate of approximately 95%, which was supported by historical retention rates. Income taxes were estimated at 17%—35% and amounts were discounted using a rate of 12%. The customer relationships were valued at $90,000 under this approach and will be amortized over 20 years.

•	The Company valued indefinite-lived trade names and trademarks using the income approach, specifically the relief from royalty method. Under this method, the asset value was determined by estimating the hypothetical royalties that would have to be paid if the trade name was not owned. Royalty rates were selected based on consideration of several factors, including prior transactions of the HHI Business, related trademarks and trade names, other similar trademark licensing and transaction agreements and the relative profitability and perceived contribution of the trademarks and trade names. Royalty rates used in the determination of the fair values of trade names and trademarks ranged from 3%—5% of expected net sales related to the respective trade names and trademarks. The Company anticipates using the majority of the trade names and trademarks for an indefinite period as demonstrated by the sustained use of each subject trademark. In estimating the fair value of the trademarks and trade names, Net sales for significant trade names and trademarks were estimated to grow at a rate of 2.5%—5% annually with a terminal year growth rate of 2.5%. Income taxes were estimated at 35% and amounts were discounted using a rate of 12%. Trade name and trademarks were valued at $331,000 under this approach.

•

The Company valued definite lived trade names using the income approach, specifically the relief from royalty method. Under this method, the asset value was determined by estimating the hypothetical royalties that would have to be paid if the trade name was not owned. Royalty rates were selected based on consideration of several factors, including prior transactions of the HHI Business, related trademarks and trade names, other similar trademark licensing and transaction agreements and the relative profitability and perceived contribution of the trademarks and trade names. The royalty rates used in the determination of the fair values of the trade names ranged from 1%—3.5% of expected net sales related to the respective trade name. The Company assumed an 8 year useful life of the trade name. In estimating the fair value of the trade name, Net sales for the trade name were estimated to grow at a rate of 2.5%—15% annually. Income taxes were estimated at 17%—35% and amounts were discounted using a rate of 12%. The trade names were valued at $4,100 under this approach.

•	The Company valued a trade name license agreement using the income approach, specifically the relief from royalty method. Under this method, the asset value was determined by estimating the hypothetical royalties that would have to be paid if the trade name was not owned. Royalty rates were selected based on consideration of several factors, including prior transactions of the HHI Business, related trademarks and trade names, other similar trademark licensing and transaction agreements and the relative profitability and perceived contribution of the trademarks and trade names. The royalty rate used in the determination of the fair value of the trade name license agreement was 4% of expected Net sales related to the respective trade name. In estimating the fair value of the trade name license agreement, Net sales were estimated to grow at a rate of 2.5%—5% annually. The Company assumed a 5 year useful life of the trade name license agreement. Income taxes were estimated at 35% and amounts were discounted using a rate of 12%. The trade name license agreement was valued at $13,000 under this approach.

•	The Company valued technology using the income approach, specifically the relief from royalty method. Under this method, the asset value was determined by estimating the hypothetical royalties that would have to be paid if the technology was not owned. Royalty rates were selected based on consideration of several factors, including prior transactions of the HHI Business, related licensing agreements and the importance of the technology and profit levels, among other considerations. Royalty rates used in the determination of the fair values of technologies ranged from 4%—5% of expected Net sales related to the respective technology. The Company anticipates using these technologies through the legal life of the underlying patent; therefore, the expected life of these technologies was equal to the remaining legal life of the underlying patents which was 10 years. In estimating the fair value of the technologies, Net sales were estimated to grow at a rate of 2.5%—31% annually. Income taxes were estimated at 35% and amounts were discounted using the rate of 12%. The technology assets were valued at $51,000 under this approach.

•	Deferred tax liabilities, net—An adjustment of $123,593 was recorded to adjust deferred taxes for the preliminary fair value adjustments made in accounting for the purchase.

Supplemental Pro Forma Information (Unaudited)

The following reflects the Company’s pro forma results had the results of the HHI Business been included for all periods presented.

	2013	2012	2011
Net sales:
Reported Net sales	$4,085,581	$3,252,435	$3,186,916
HHI Business adjustment (1)	191,777	973,648	975,096

Pro forma Net sales	$4,277,358	$4,226,083	$4,162,012

Net (loss) income:
Reported Net (loss) income (2) (3)	$(47,510)	$52,795	$(74,626)
HHI Business adjustment (1)	4,942	76,120	77,035

Pro forma Net (loss) income	$(42,568)	$128,915	$2,409

(1)	The results related to the HHI Business adjustment do not reflect the TLM Taiwan business as stand alone financial data is not available for the periods presented. The TLM Taiwan business is not deemed material to the operating results of the Company.
(2)	Included in Reported Net (loss) income for Fiscal 2013, is an adjustment of $49,848 to record the income tax benefit resulting from the reversal of U.S. valuation allowances on deferred tax assets as a result of the HHI Business acquisition. For information pertaining to the income tax benefit, see Note 9, “Income Taxes.”
(3)	Included in Reported Net (loss) income for Fiscal 2013, is $36,932 of Acquisition and integration related charges as a result of the HHI Business acquisition. For information pertaining to Acquisition and integration related charges, see Note 2, “Significant Accounting Policies—Acquisition and Integration Related Charges.”

Shaser

On November 8, 2012, SB Holdings completed the cash acquisition of approximately a 56% interest in Shaser Biosciences, Inc. (“Shaser”), of which the Company purchased 49%. Shaser is a global technology leader in developing energy-based, aesthetic dermatological technology for home use devices. This acquisition was not significant individually.

The following table summarizes the consideration paid for Shaser:

Negotiated sales price	$50,000
Less: negotiated sales price attributable to SB Holdings	6,197
Preliminary working capital adjustment	(423)
Final working capital adjustment	51

Final purchase price	$43,431

The purchase agreement provides the Company with an option, exercisable solely at the Company’s discretion, to acquire the remaining 44% interest of Shaser (the “Call Option”). The Call Option is exercisable any time between January 1, 2017 and March 31, 2017 at a price equal to 1.0x trailing revenues or 7.0x adjusted trailing EBITDA, as defined, for the calendar year ending December 31, 2016.

The results of Shaser’s operations since November 8, 2012 are included in the Company’s Consolidated Statements of Operations and are reported as part of the Global Batteries & Appliances segment.

Valuation of Assets and Liabilities

The assets acquired and liabilities assumed in the Shaser acquisition have been measured at their fair values at November 8, 2012 as set forth below. The excess of the purchase price over the fair values of the net tangible assets and identifiable intangible assets was recorded as goodwill, which includes value associated with the assembled workforce including an experienced research team, and is not expected to be deductible for income tax purposes. The fair values recorded were determined based upon a valuation and the estimates and assumptions used in such valuation are final and the measurement period has closed.

The fair values recorded for the assets acquired and liabilities assumed for Shaser, including a reconciliation to the preliminary valuation reported as of December 30, 2012, are as follows:

	Preliminary Valuation December 30, 2012	Adjustments / reclassifications	Final Valuation September 30, 2013
Cash	$870	$—	$870
Intangible asset	35,500	(6,200)	29,300
Other assets	2,679	(2,531)	148

Total assets acquired	$39,049	$(8,731)	$30,318
Total liabilities assumed	14,398	(5,566)	8,832

Total identifiable net assets	24,651	(3,165)	21,486
Noncontrolling interest	(45,151)	(53)	(45,204)
Goodwill	63,880	3,269	67,149

Total identifiable net assets	$43,380	$51	$43,431

Subsequent to the preliminary purchase accounting, the Company recorded adjustments to the preliminary valuation of assets and liabilities resulting in a net increase to goodwill of $3,269. Goodwill increased as a result of further information to support a key valuation factor that impacted the valuation of the technology asset acquired and the resulting changes to the deferred tax asset and liabilities. This revised information was provided by Shaser during the period.

Pre-Acquisition Contingencies Assumed

The Company has evaluated pre-acquisition contingencies relating to Shaser that existed as of the acquisition date. Based on the evaluation, the Company has determined that certain pre-acquisition contingencies are probable in nature and estimable as of the acquisition date. Accordingly, the Company has recorded its best estimates for these contingencies as part of the purchase accounting for Shaser.

Valuation Adjustments

The Company performed a valuation of the acquired proprietary technology assets, the non-controlling interest and the Call Option related to Shaser at November 8, 2012. A summary of the significant key inputs is as follows:

•

The Company valued the technology assets using the income approach, specifically the relief from royalty method. Under this method, the asset value was determined by estimating the hypothetical royalties that would have to be paid if the technology was not owned. Royalty rates were selected based on consideration of several factors, including prior transactions of Shaser, related licensing agreements and the importance of the technology and profit levels, among other considerations. The royalty rate used in the determination of the fair value of the technology asset was 10.5% of expected Net sales related to the technology. The Company anticipates using the technology through the legal life of the underlying patent and therefore the expected life of the technology was equal to the remaining legal life of the underlying patent which was 13 years. In estimating the fair value of the technology, Net sales were estimated to grow at a long-term rate of 3% annually. Income taxes were estimated at 35% and amounts were discounted using the rate of 11%. The technology asset was valued at approximately $29,300 under this approach.

•	The Company valued the non-controlling interest in Shaser, a private company, by applying both income and market approaches. Under these methods, the non-controlling value was determined by using a discounted cash flow method, a guideline companies method, and a recent transaction approach. In estimating the fair value of the non-controlling interest, key assumptions include (i) cash flow projections based on market participant data and estimates by Company management, with Net sales estimated to grow at a terminal growth rate of 3% annually, income taxes estimated at 35%, and amounts discounted using a rate of 17%, (ii) financial multiples of companies deemed to be similar to Shaser, and (iii) adjustments because of lack of control or lack of marketability that market participants would consider when estimating the fair value of the non-controlling interest in Shaser. The non-controlling interest was valued at $45,204 under this approach.

•	The Company, in connection with valuing the non-controlling interest in Shaser, also valued the Call Option. In addition to the valuation methods and key assumptions discussed above, the Company compared the forecasted revenue and EBITDA multiples, as defined, associated with the Call Option to current guideline companies. The Call Option was determined to have an immaterial value under this approach.

(16) NEW ACCOUNTING PRONOUNCEMENTS

Presentation of Comprehensive Income

In June 2011, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance which requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. The guidance requiring disclosure of the income statement location where gains and losses reclassified out of comprehensive income are included was deferred in December 2011. In November 2012, the FASB clarified its position on the reclassification disclosures, allowing disclosure of reclassification adjustments on the face of the comprehensive income statement or in the notes to the financial statements. The accounting guidance requiring a comprehensive income statement is now effective for the Company. The Company has implemented all required disclosures.

Presentation of Unrecognized Tax Benefit

In July 2013, the FASB issued new accounting guidance which requires entities to present unrecognized tax benefits as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except to the extent the net operating loss carryforwards or tax credit carryforwards are not available to be used at the reporting date to settle additional income taxes, and the entity does not intend to use them for this purpose. The new accounting guidance is consistent with how the Company has historically accounted for unrecognized tax benefits in its Consolidated Statements of Financial Position, and therefore, the Company does not expect the adoption of this guidance to have a significant impact on its consolidated financial statements.

(17) Quarterly Results (unaudited)

Fiscal 2013:

	Quarter Ended
	September 30, 2013	June 30, 2013	March 31, 2013	December 30, 2012
Net sales	$1,137,732	$1,089,825	$987,756	$870,268
Gross profit	396,493	382,759	322,904	288,156
Net (loss) income	(36,657)	36,761	(40,523)	(7,091)

Fiscal 2012:

	Quarter Ended
	September 30, 2012	July 1, 2012	April 1, 2012	January 1, 2012
Net sales	$832,576	$824,803	$746,285	$848,771
Gross profit	279,925	291,696	260,031	284,026
Net income (loss)	9,225	58,851	(28,451)	13,170

(19) CONSOLIDATING FINANCIAL STATEMENTS

Spectrum Brands, with its domestic subsidiaries and SB/RH Holdings, as guarantors, has issued the 6.375% Notes and the 6.625% Notes under the 2020/22 Indenture and the 3.75% Notes. (See Note 6, “Debt,” for further information on the 6.375% Notes and the 6.625% Notes under the 2020/22 Indenture.)

The following consolidating financial statements illustrate the components of the consolidated financial statements of the Company. Investments in subsidiaries are accounted for using the equity method for purposes of illustrating the consolidating presentation. Earnings of subsidiaries are therefore reflected in the Company’s and Guarantor Subsidiaries’ investment accounts and earnings. The elimination entries presented herein eliminate investments in subsidiaries and intercompany balances and transactions. A separate column for SB/RH Holdings financial statements in the following is not presented as SB/RH has no independent assets or operations and management has determined that such presentation would not be material to investors.

SB/RH HOLDINGS, LLC AND SUBSIDIARIES

Consolidating Statement of Financial Position

September 30, 2013

(Amounts in thousands)

	Spectrum Brands	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
ASSETS
Current assets:
Cash and cash equivalents	$3,859	$5,402	$188,958	$—	$198,219
Receivables:
Trade accounts receivables, net of allowances	47,959	94,231	339,123	—	481,313
Intercompany receivables	183,277	687,923	(116,811)	(752,928)	1,461
Other	2,914	11,250	51,456	—	65,620
Inventories	80,333	159,767	400,119	(7,296)	632,923
Deferred income taxes	(13,939)	23,429	21,680	1,789	32,959
Prepaid expenses and other	20,373	4,662	33,996	3,750	62,781

Total current assets	324,776	986,664	918,521	(754,685)	1,475,276
Property, plant and equipment, net	116,738	47,487	248,326	—	412,551
Long-term intercompany receivables	30,618	144,567	61,737	(236,922)	—
Deferred charges and other	6,386	1,647	18,017	—	26,050
Goodwill	67,722	440,478	968,472	—	1,476,672
Intangible assets, net	504,525	736,324	922,317	—	2,163,166
Debt issuance costs	63,699	—	1,630	—	65,329
Investments in subsidiaries	3,885,898	2,525,735	445	(6,412,078)	—

Total assets	$5,000,362	$4,882,902	$3,139,465	$(7,403,685)	$5,619,044

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$71,777	$2,050	$29,094	$—	$102,921
Accounts payable	84,305	132,838	308,376	—	525,519
Intercompany accounts payable	763,644	306,306	143,133	(1,213,083)	—
Accrued liabilities:
Wages and benefits	12,102	12,137	57,817	—	82,056
Income taxes payable	332	(33)	32,314	—	32,613
Accrued interest	35,984	—	747	—	36,731
Other	23,497	35,244	112,333	—	171,074

Total current liabilities	991,641	488,542	683,814	(1,213,083)	950,914
Long-term debt, net of current maturities	3,010,307	2,196	103,439	—	3,115,942
Intercompany long-term debt	18,038	268,361	(513,381)	226,982	—
Employee benefit obligations, net of current portion	21,351	—	75,261	—	96,612
Deferred income taxes	7,021	237,474	248,279	—	492,774
Other	12,130	431	16,318	—	28,879

Total liabilities	4,060,488	997,004	613,730	(986,101)	4,685,121
Shareholders’ equity:
Other capital	1,399,013	3,188,112	2,275,672	(5,469,673)	1,393,124
Accumulated (deficit) retained earnings	(469,886)	673,714	221,089	(894,803)	(469,886)
Accumulated other comprehensive loss	(38,459)	(29,612)	(24,710)	54,260	(38,521)

Total shareholders’ equity	890,668	3,832,214	2,472,051	(6,310,216)	884,717
Non-controlling interest	49,206	53,684	53,684	(107,368)	49,206

Total equity	939,874	3,885,898	2,525,735	(6,417,584)	933,923

Total liabilities and shareholders’ equity	$5,000,362	$4,882,902	$3,139,465	$(7,403,685)	$5,619,044

SB/RH HOLDINGS, LLC AND SUBSIDIARIES

Consolidating Statement of Financial Position

September 30, 2012

(Amounts in thousands)

	Spectrum Brands	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
ASSETS
Current assets:
Cash and cash equivalents	$6,729	$13,302	$137,841	$—	$157,872
Receivables:
Trade accounts receivables, net of allowances	51,991	87,382	195,928	—	335,301
Intercompany receivables	242,449	961,195	332,975	(1,534,668)	1,951
Other	1,705	6,639	29,772	—	38,116
Inventories	87,482	174,254	197,467	(6,570)	452,633
Deferred income taxes	(5,545)	23,766	8,276	1,646	28,143
Prepaid expenses and other	16,534	4,721	28,022	(4)	49,273

Total current assets	401,345	1,271,259	930,281	(1,539,596)	1,063,289
Property, plant and equipment, net	61,246	47,633	105,138	—	214,017
Long term intercompany receivables	103,358	110,076	73,731	(287,165)	—
Deferred charges and other	9,094	1,920	16,697	—	27,711
Goodwill	67,722	438,864	187,659	—	694,245
Intangible assets, net	514,968	777,220	422,741	—	1,714,929
Debt issuance costs	39,320	—	—	—	39,320
Investments in subsidiaries	2,678,029	1,120,830	445	(3,799,304)	—

Total assets	$3,875,082	$3,767,802	$1,736,692	$(5,626,065)	$3,753,511

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$3,939	$1,667	$10,808	$—	$16,414
Accounts payable	79,522	107,065	138,436	—	325,023
Intercompany accounts payable	993,646	321,210	20,261	(1,335,117)	—
Accrued liabilities:
Wages and benefits	21,682	18,158	42,279	—	82,119
Income taxes payable	(96)	64	30,304	—	30,272
Accrued interest	30,427	—	46	—	30,473
Other	20,331	38,366	65,900	—	124,597

Total current liabilities	1,149,451	486,530	308,034	(1,335,117)	608,898
Long-term debt, net of current maturities	1,622,060	3,259	27,567	—	1,652,886
Long-term intercompany debt	—	376,754	109,966	(486,720)	—
Employee benefit obligations, net of current portion	24,560	—	65,434	—	89,994
Deferred income taxes	64,727	222,994	89,744	—	377,465
Other	16,225	236	15,117	—	31,578

Total liabilities	2,877,023	1,089,773	615,862	(1,821,837)	2,760,821
Shareholders’ equity:
Other equity	1,365,315	2,089,602	1,078,928	(3,173,899)	1,359,946
Accumulated (deficit) retained earnings	(333,821)	606,196	55,262	(661,458)	(333,821)
Accumulated other comprehensive (deficit) income	(33,435)	(17,769)	(13,360)	31,129	(33,435)

Total shareholders’ equity (deficit)	998,059	2,678,029	1,120,830	(3,804,228)	992,690

Total liabilities and shareholders’ equity	$3,875,082	$3,767,802	$1,736,692	$(5,626,065)	$3,753,511

SB/RH HOLDINGS, LLC AND SUBSIDIARIES

Consolidating Statement of Operations

Year Ended September 30, 2013

(Amounts in thousands)

	Spectrum Brands	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
Net sales	$638,651	$1,178,218	$3,123,312	$(854,600)	$4,085,581
Cost of goods sold	463,854	799,935	2,274,461	(852,965)	2,685,285
Restructuring and related charges	—	2,429	7,555	—	9,984

Gross profit	174,797	375,854	841,296	(1,635)	1,390,312
Operating expenses:
Selling	73,366	143,796	420,704	(908)	636,958
General and administrative	74,092	85,131	125,453	(3)	284,673
Research and development	17,712	10,139	15,483	—	43,334
Acquisition and integration related charges	35,291	4,666	8,488	—	48,445
Restructuring and related charges	4,264	11,014	8,750	—	24,028

	204,725	254,746	578,878	(911)	1,037,438

Operating (loss) income	(29,928)	121,108	262,418	(724)	352,874
Interest expense	346,600	2,919	19,990	10	369,519
Other (income) expense, net	(248,627)	(180,790)	7,804	425,119	3,506

(Loss) income from continuing operations before income taxes	(127,901)	298,979	234,624	(425,853)	(20,151)
Income tax (benefit) expense	(80,391)	47,000	60,893	(143)	27,359

Net (loss) income	(47,510)	251,979	173,731	(425,710)	(47,510)
Less: Net loss attributable to non-controlling interest	(140)	(140)	(140)	280	(140)

Net (loss) income attributable to controlling interest	$(47,370)	$252,119	$173,871	$(425,990)	$(47,370)

SB/RH HOLDINGS, LLC AND SUBSIDIARIES

Consolidating Statement of Comprehensive Income

Year Ended September 30, 2013

(Amounts in thousands)

	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
Net (loss) income	$(47,510)	$251,979	$173,731	$(425,710)	$(47,510)
Other comprehensive (loss) income, net of tax:
Foreign currency translation	(6,622)	(6,340)	(5,847)	12,187	(6,622)
Unrealized gain on derivative instruments	(2,509)	(1,447)	(1,447)	2,894	(2,509)
Defined benefit pension gain (loss)	4,247	(3,916)	(3,916)	7,833	4,248

Other comprehensive (loss) income	(4,884)	(11,703)	(11,210)	22,914	(4,883)

Comprehensive (loss) income	(52,394)	240,276	162,521	(402,796)	(52,393)
Less: Comprehensive loss attributable to non-controlling interest	63	63	63	(126)	63

Comprehensive (loss) income attributable to controlling interest	$(52,457)	$240,213	$162,458	$(402,670)	$(52,456)

SB/RH HOLDINGS, LLC AND SUBSIDIARIES

Consolidating Statement of Operations

Year Ended September 30, 2012

(Amounts in thousands)

	Spectrum Brands	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
Net sales	$668,127	$1,214,406	$1,884,685	$(514,783)	$3,252,435
Cost of goods sold	486,733	850,869	1,304,001	(514,681)	2,126,922
Restructuring and related charges	—	4,712	5,123	—	9,835

Gross profit	181,394	358,825	575,561	(102)	1,115,678
Operating expenses:
Selling	75,870	153,352	292,934	(965)	521,191
General and administrative	53,723	80,051	80,739	9	214,522
Research and development	18,943	10,345	3,799	—	33,087
Acquisition and integration related charges	12,676	13,109	5,281	—	31,066
Restructuring and related charges	1,794	5,500	2,462	—	9,756

	163,006	262,357	385,215	(956)	809,622

Operating income	18,388	96,468	190,346	854	306,056
Interest expense	172,772	6,302	12,923	1	191,998
Other (income) expense, net	(181,428)	(121,935)	468	303,773	878

(Loss) income from continuing operations before income taxes	27,044	212,101	176,955	(302,920)	113,180
Income tax expense	(25,751)	39,758	46,068	310	60,385

Net (loss) income	$52,795	$172,343	$130,887	$(303,230)	$52,795

SB/RH HOLDINGS, LLC AND SUBSIDIARIES

Consolidating Statement of Comprehensive Income

Year Ended September 30, 2012

(Amounts in thousands)

	Spectrum Brands	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
Net (loss) income	$52,795	$172,343	$130,887	$(303,230)	$52,795
Other comprehensive income, net of tax:
Foreign currency translation	(8,601)	(8,376)	(7,380)	15,755	(8,602)
Unrealized gain (loss) on derivative instruments	1,545	(731)	(731)	1,462	1,545
Defined benefit pension (loss) gain	(11,933)	(5,388)	(10,003)	15,392	(11,932)

Other comprehensive income	(18,989)	(14,495)	(18,114)	32,609	(18,989)

Comprehensive (loss) income	$33,806	$157,848	$112,773	$(270,621)	$33,806

SB/RH HOLDINGS, LLC AND SUBSIDIARIES

Consolidating Statement of Operations

Year Ended September 30, 2011

(Amounts in thousands)

	Spectrum Brands	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
Net sales	$536,670	$1,301,887	$1,486,744	$(138,385)	$3,186,916
Cost of goods sold	342,256	929,409	914,939	(136,396)	2,050,208
Restructuring and related charges	127	7,086	657	(29)	7,841

Gross profit	194,287	365,392	571,148	(1,960)	1,128,867
Operating expenses:
Selling	72,375	172,746	292,004	(590)	536,535
General and administrative	62,809	80,227	97,687	200	240,923
Research and development	18,401	10,917	3,583	—	32,901
Acquisition and integration related charges	7,935	17,878	10,790	—	36,603
Restructuring and related charges	5,973	11,679	3,151	—	20,803
Intangible asset impairment	—	28,150	4,300	—	32,450

	167,493	321,597	411,515	(390)	900,215

Operating (loss) income	26,794	43,795	159,633	(1,570)	228,652
Interest expense	185,387	2,072	21,017	16	208,492
Other (income) expense, net	(152,721)	(81,621)	(689)	237,522	2,491

(Loss) income from continuing operations before income taxes	(5,872)	123,344	139,305	(239,108)	17,669
Income tax (benefit) expense	(14,582)	46,351	61,081	(555)	92,295

Net (loss) income	$8,710	$76,993	$78,224	$(238,553)	$(74,626)

SB/RH HOLDINGS, LLC AND SUBSIDIARIES

Consolidating Statement of Comprehensive Income

Year Ended September 30, 2011

(Amounts in thousands)

	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
Net (loss) income	$8,710	$76,993	$78,224	$(238,553)	$(74,626)
Other comprehensive income, net of tax:
Foreign currency translation	(10,607)	(10,590)	(15,661)	26,251	(10,607)
Unrealized gain (loss) on derivative instruments	4,428	4,398	4,467	(8,865)	4,428
Defined benefit pension gain (loss)	(770)	5,470	8,233	(13,703)	(770)

Other comprehensive income	(6,949)	(722)	(2,961)	3,683	(6,949)

Comprehensive (loss) income	$1,761	$76,271	$75,263	$(234,870)	$(81,575)

SB/RH HOLDINGS, LLC AND SUBSIDIARIES

Condensed Consolidating Statement of Cash Flows

Year Ended September 30, 2013

(Unaudited)

(Amounts in thousands)

	Spectrum Brands	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
Net cash (used) provided by operating activities	$(319,093)	$727,170	$337,099	$(487,003)	$258,173
Cash flows from investing activities:
Purchases of property, plant and equipment	(30,860)	(9,028)	(42,088)	—	(81,976)
Acquisition of Shaser, net of cash acquired	—	—	(42,561)	—	(42,561)
Acquisition of the HHI Business, net of cash acquired	—	(1,351,008)	—	—	(1,351,008)
Other investing activities	73	(1,319)	67	—	(1,179)

Net cash used by investing activities	(30,787)	(1,361,355)	(84,582)	—	(1,476,724)
Cash flows from financing activities:
Proceeds from issuance of Term Loan	1,844,250	—	92,000	—	1,936,250
Proceeds from issuance of 6.375% Notes	520,000	—	—	—	520,000
Proceeds from issuance of 6.625% Notes	570,000	—	—	—	570,000
Payment of 9.5% Notes, including tender and call premium	(1,061,307)	—	—	—	(1,061,307)
Payment of senior credit facilities, excluding ABL revolving credit facility	(556,863)	—	(14,230)	—	(571,093)
Debt issuance costs	(58,714)	—	(2,136)	—	(60,850)
Other debt financing, net	—	—	11,941	—	11,941
Reduction of other debt	—	—	(1,251)	—	(1,251)
Capital contribution from parent	28,562	—	—	—	28,562
Cash dividends paid to parent	(88,695)	—	—	—	(88,695)
Share based award tax withholding payments	(20,141)	—	—	—	(20,141)
Advances related to intercompany transactions	(830,082)	626,285	(283,206)	487,003	—

Net cash provided (used) by financing activities	347,010	626,285	(196,882)	487,003	1,263,416
Effect of exchange rate changes on cash and cash equivalents due to Venezuela devaluation	—	—	(1,871)	—	(1,871)
Effect of exchange rate changes on cash and cash equivalents	—	—	(2,647)	—	(2,647)

Net (decrease) increase in cash and cash equivalents	(2,870)	(7,900)	51,117	—	40,347
Cash and cash equivalents, beginning of period	6,729	13,302	137,841	—	157,872

Cash and cash equivalents, end of period	$3,859	$5,402	$188,958	$—	$198,219

SB/RH HOLDINGS, LLC AND SUBSIDIARIES

Condensed Consolidating Statement of Cash Flows

Year Ended September 30, 2012

(Unaudited)

(Amounts in thousands)

	Spectrum Brands	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
Net cash (used) provided by operating activities	$143,628	$250,866	$258,012	$(399,840)	$252,666
Cash flows from investing activities:
Purchases of property, plant and equipment	(20,586)	(12,595)	(13,628)	—	(46,809)
Acquisition of Black Flag	—	(43,750)	—	—	(43,750)
Acquisition of FURminator, net of cash	—	(139,390)	—	—	(139,390)
Other investing activities	135	(91)	(1,589)	—	(1,545)

Net cash used by investing activities	(20,451)	(195,826)	(15,217)	—	(231,494)
Cash flows from financing activities:
Proceeds from 6.75% Notes	300,000	—	—	—	300,000
Payment of 12% Notes, including tender and call premium	(270,431)	—	—	—	(270,431)
Proceeds from new 9.5% Notes, including premium	217,000	—	—	—	217,000
Payment of senior credit facilities, excluding ABL revolving credit facility	(155,061)	—	—	—	(155,061)
Debt issuance costs	(11,231)	—	—	—	(11,231)
Other debt financing, net	—	—	392	—	392
Reduction of other debt	(25,000)	—	(4,112)	—	(29,112)
Share based award tax withholding payments	(3,936)	—	—	—	(3,936)
Cash dividends paid to parent	(51,450)	—	—	—	(51,450)
Other financing activities	—	(953)	—	—	(953)
Proceeds from (advances related to) intercompany transactions	(116,388)	(49,574)	(233,878)	399,840	—

Net cash provided (used) by financing activities	(116,497)	(50,527)	(237,598)	399,840	(4,782)
Effect of exchange rate changes on cash and cash equivalents	—	—	(932)	—	(932)

Net (decrease) increase in cash and cash equivalents	6,680	4,513	4,265	—	15,458
Cash and cash equivalents, beginning of period	49	8,789	133,576	—	142,414

Cash and cash equivalents, end of period	$6,729	$13,302	$137,841	$—	$157,872

SB/RH HOLDINGS, LLC AND SUBSIDIARIES

Condensed Consolidating Statement of Cash Flows

Year Ended September 30, 2011

(Unaudited)

(Amounts in thousands)

	Spectrum Brands	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
Net cash (used) provided by operating activities	$568,696	$(160,513)	$556,282	$(729,742)	$234,723
Cash flows from investing activities:
Purchases of property, plant and equipment	(14,396)	(10,096)	(11,668)	—	(36,160)
Acquisition of Seed Resources, net of cash acquired	—	(11,053)	—	—	(11,053)
Proceeds from sale of assets held for sale	—	—	6,997	—	6,997
Other investing activities	—	(5,607)	127	—	(5,480)

Net cash used by investing activities	(14,396)	(26,756)	(4,544)	—	(45,696)
Cash flows from financing activities:
Payment of senior credit facilities, excluding ABL revolving credit facility	(224,763)	—	—	—	(224,763)
Debt issuance costs	(12,616)	—	—	—	(12,616)
Other debt financing, net	30,788	—	—	—	30,788
Prepayment penalty of term loan facility	(5,653)	—	—	—	(5,653)
Treasury stock purchases	(3,409)	—	—	—	(3,409)
Share based award tax withholding payments	(2,482)	—	—	—	(2,482)
Proceeds from (advances related to) intercompany transactions	(388,696)	193,335	(534,381)	729,742	—

Net cash provided (used) by financing activities	(606,831)	193,335	(534,381)	729,742	(218,135)
Effect of exchange rate changes on cash and cash equivalents	—	—	908	—	908

Net (decrease) increase in cash and cash equivalents	(52,531)	6,066	18,265	—	(28,200)
Cash and cash equivalents, beginning of period	52,580	2,723	115,311	—	170,614

Cash and cash equivalents, end of period	$49	$8,789	$133,576	$—	$142,414

SB/RH HOLDINGS, LLC AND SUBSIDIARIES

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

For the years ended September 30, 2013, September 30, 2012 and September 30, 2011

(In thousands)

Column A	Column B	Column C Additions	Column D Deductions		Column E
Descriptions	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Other Adjustments (A)	Balance at End of Period
September 30, 2013:
Accounts receivable allowances	$21,870	$15,506	$—	$—	$37,376
September 30, 2012:
Accounts receivable allowances	$14,128	$7,742	$—	$—	$21,870
September 30, 2011:
Accounts receivable allowances	$4,351	$9,777	$—	$—	$14,128

See accompanying Report of Independent Registered Public Accounting Firm

Report of Independent Auditors

To the Management of

Stanley Black & Decker, Inc.:

We have audited the accompanying combined balance sheets of HHI Group (representing the combined operations of the Stanley National Hardware business, the Black & Decker Hardware and Home Improvement business, and the Tong Lung Metal Industry Co. business, which are all comprised of majority owned subsidiaries of Stanley Black & Decker Inc.) (the “Company”) as of September 29, 2012, December 31, 2011 and January 1, 2011 and the related combined statements of operations, comprehensive income, changes in business equity, and cash flows for the nine-month period ended September 29, 2012 and each of the two fiscal years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of HHI Group at September 29, 2012, December 31, 2011 and January 1, 2011 and the combined results of its operations and its cash flows for the nine-month period ended September 29, 2012 and each of the two fiscal years in the period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young, LLP

Hartford, Connecticut

March 4, 2013

The HHI Group

Combined Balance Sheet

September 29, 2012
(In Millions)
Assets
Current assets:
Cash and cash equivalents	$46.0
Accounts receivable, net	127.2
Current portion of affiliate notes receivable	17.7
Inventories, net	198.9
Prepaid expenses	4.1
Deferred taxes	21.6
Other current assets	7.0

Total current assets	422.5

Property, plant and equipment, net	167.0
Goodwill	653.6
Customer relationships, net	52.0
Trade names, net	104.7
Patents and technology, net	17.6
Long-term affiliate notes receivable	15.8
Other assets	9.6

Total assets	$1,442.8

Liabilities and business equity
Current liabilities:
Short-term borrowings	$29.3
Accounts payable	139.3
Current portion of affiliate debt	100.4
Accrued expenses	58.4

Total current liabilities	327.4

Long-term affiliate debt	86.8
Deferred taxes	48.9
Post-retirement benefits	36.9
Other liabilities	62.2

Commitments and contingencies (Notes Q and R)

Business equity:
Parent Company’s net investment and accumulated earnings	815.0
Accumulated other comprehensive income	50.8

Parent Company’s net investment and accumulated earnings and accumulated other comprehensive income	865.8
Non-controlling interest	14.8

Total business equity	880.6

Total liabilities and business equity	$1,442.8

See Notes to Combined Financial Statements.

The HHI Group

Combined Statement of Operations

Nine months ended September 29, 2012
(In Millions)
Net sales:
Trade	$732.0
Affiliate	30.0

Total net sales	762.0

Costs and expenses:
Cost of sales – trade	485.6
Cost of sales – affiliate	28.8
Selling, general and administrative	138.5
Provision for doubtful accounts	0.1
Other affiliate income	(0.8)
Other – net	21.5
Restructuring charges	2.6
Interest expense – affiliate, net	25.4
Interest income – trade, net	(0.4)

Total costs and expenses	701.3

Earnings before income taxes	60.7
Income taxes	18.7

Net earnings	42.0
Net earnings attributable to non-controlling interests	(0.6)

Net earnings attributable to Parent Company	$41.4

See Notes to Combined Financial Statements.

The HHI Group

Combined Statement of Comprehensive Income

Nine months ended September 29, 2012
(In Millions)
Net earnings attributable to Parent Company	$41.4
Other comprehensive income (loss)
Currency translation adjustment and other	27.9
Pension, net of tax	(1.4)

Total other comprehensive income	26.5

Comprehensive income attributable to Parent Company	$67.9

See Notes to Combined Financial Statements.

The HHI Group

Combined Statement of Cash Flows

Nine months ended September 29, 2012
(In Millions)
Operating activities
Net earnings	$42.0
Net earnings attributable to non-controlling interests	(0.6)

Net earnings attributable to Parent Company	41.4
Adjustments to reconcile net earnings attributable to Parent Company to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	18.3
Amortization of intangibles	13.6
Inventory step-up amortization	0.3
Stock-based compensation expense	1.1
Provision for doubtful accounts	0.1
Deferred taxes	(2.5)
Changes in operating assets and liabilities:
Accounts receivable	(11.1)
Inventories	(10.9)
Accounts payable	10.3
Prepaid expenses and other current assets	1.7
Other assets	(1.3)
Accrued expenses and other liabilities	40.0

Net cash provided by operating activities	101.0

Investing activities
Capital expenditures	(8.6)

Net cash used in investing activities	(8.6)

Financing activities
Cash received from Parent	596.5
Cash remitted to Parent	(644.3)
Short-term borrowings, net	9.2
Repayments on affiliate debt	(53.4)

Net cash used in financing activities	(92.0)

Effect of exchange rate changes on cash	0.8

Increase in cash and cash equivalents	1.2
Cash and cash equivalents, beginning of period	44.8

Cash and cash equivalents, end of period	$46.0

See Notes to Combined Financial Statements.

The HHI Group

Combined Statement of Changes in Business Equity

For the nine months ended September 29, 2012

(In Millions)

	Parent Company’s Net Investment and Accumulated Earnings	Accumulated Other Comprehensive Income	Non- Controlling Interest	Total Business Equity
Balance at December 31, 2011	$514.5	$24.3	$2.3	$541.1
Net earnings	41.4		0.6	42.0
Currency translation adjustment		27.9		27.9
Change in pension, net of tax		(1.4)		(1.4)
Non-controlling interests of acquired businesses			11.9	11.9
Net transfers from Parent	269.5			269.5
Dividends declared	(10.4)			(10.4)

Balance at September 29, 2012	$815.0	$50.8	$14.8	$880.6

See Notes to Combined Financial Statements.

The HHI Group

Notes to Combined Financial Statements

A. Nature of Activities and Basis of Presentation

Description of Business

On March 12, 2010, a wholly owned subsidiary of The Stanley Works (“Stanley”) was merged with and into the Black & Decker Corporation (“Black & Decker”), with the result that Black & Decker became a wholly owned subsidiary of The Stanley Works (the “Merger”). The combined company was thereafter renamed Stanley Black & Decker, Inc. (the “Parent”).

These financial statements combine the legacy Stanley National Hardware (“SNH”) operations with the legacy Black and Decker Hardware and Home Improvement (“HHI”) operations. In August 2012, the Parent acquired an 89% controlling interest in Tong Lung Metal Industry Co. (“Tong Lung”) which became part of the combined company, the HHI Group (hereinafter referred to as “the Company”) upon acquisition. The Company offers a broad range of door security hardware as well as residential products, including locksets and interior and exterior hardware. The Company’s brand names include Baldwin, Weiser, Kwikset, Stanley National Hardware, Fanal, Geo and Pfister. The Company is operated by a single management team.

Approximately half of the Company’s sales are in the retail channel, including 26% to The Home Depot and 20% to Lowes for the nine months ended September 29, 2012. The remaining sales of the Company are in the non-retail or new construction channels. Further, approximately 88% of the Company’s revenues for the nine months ended September 29, 2012 are generated from the U.S. and Canada, with the remainder spread across Latin America and Asia.

Basis of Presentation

The combined financial statements include the accounts of the Company and its majority-owned subsidiaries which require consolidation, after the elimination of intercompany accounts and transactions. There were 39 weeks in the nine month period ended September 29, 2012.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements. While management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from these estimates.

Corporate Allocations

The Combined Balance Sheet includes the assets and liabilities attributable to the Company’s operations. The Combined Statement of Operations includes certain allocated corporate expenses of the Parent attributable to the Company. These expenses include costs associated with legal, finance, treasury, accounting, human resources, employee benefits, insurance and stock-based compensation. Corporate costs are allocated on the basis of usage or another reasonable basis when usage is not identifiable. Management believes the assumptions and methodologies underlying the allocation of expenses are reasonable. Notwithstanding, the expenses allocated to the Company are not necessarily indicative of the actual level of expenses that would have been incurred if the Company had been an independent entity and had otherwise managed these functions. The following table

The HHI Group

Notes to Combined Financial Statements  (continued)

A. Nature of Activities and Basis of Presentation  (continued)

summarizes the allocation of corporate expenses to specific captions within the Combined Statement of Operations.

Nine months ended September 29, 2012
(In Millions)
Cost of sales – trade	$3.6
Selling, general and administrative	15.3

Total corporate allocations	$18.9

Related Party Transactions

Affiliate Sales and Expenses

Transactions the Company had with affiliated companies owned by the Parent have been included in the Combined Statement of Operations. These sales and related costs may not be indicative of sales pricing or volume in the event the Company is sold. The following table summarizes affiliate sales transactions:

Nine months ended September 29, 2012
(In Millions)
Net sales – affiliate	$30.0
Cost of sales – affiliate	28.8

Gross margin on affiliate sales	1.2
Cost of sales – trade, mark-up on affiliate purchases	9.4
Other affiliate income	(0.8)
Interest expense – affiliate, net	25.4

Affiliate loss before income taxes	$(32.8)

The Company purchases certain products it sells from third party vendors through affiliate global purchasing agents of the Parent. The Combined Statement of Operations includes the affiliate mark-up arising from inventory purchase transactions between the Company and affiliates of the Parent. Mark-ups on affiliate purchases of $9.4 million were included within Cost of sales—trade in the Combined Statement of Operations for the nine months ended September 29, 2012. The mark-up on affiliate purchase transactions is cash settled through the Parent’s centralized cash management program and reduces the net cash provided by operating activities in the Combined Statement of Cash Flows.

Other affiliate income represents royalty fees the Company charges to an affiliate of the Parent. The other affiliate income is assumed to be cash settled, as described below, and consequently reduces the net cash provided by operating activities in the Combined Statement of Cash Flows.

Cash Management and Business Equity

The Parent utilizes a centralized approach to cash management and financing of operations in the U.S. As a result of the Company’s participation in the Parent’s central cash management program, all the Company’s U.S. cash

The HHI Group

Notes to Combined Financial Statements  (continued)

A. Nature of Activities and Basis of Presentation  (continued)

receipts are remitted to the Parent and all cash disbursements are funded by the Parent. Other transactions with the Parent and related affiliates include purchases and sales and miscellaneous other administrative expenses incurred by the Parent on behalf of the Company. The net amount of any receivable from or payable to the Parent and other affiliates, with the exception of affiliate debt and notes receivable, are reported as a component of business equity. There are no terms of settlement or interest charges associated with the intercompany account balances. Transactions with the Parent and other related affiliates outside of the Company are considered to be effectively settled for cash in the Combined Statement of Cash Flows at the time the transaction is recorded. However, certain expenses paid by the Parent on behalf of the Company have been treated as non-cash and reported within the change in accrued expenses and other liabilities in the Combined Statement of Cash Flows.

An analysis of the cash transactions solely with the Parent follows:

Nine months ended September 29, 2012
(In Millions)
Cash received from Parent	$596.5
Cash remitted to Parent	(644.3)
Taxes paid by Parent	10.4

Affiliate Debt

A summary of the Company’s affiliate debt arrangements at September 29, 2012 and related party interest expense are shown below:

	Interest Rate	September 29, 2012
		(In Millions)
Affiliate notes payable due 2013	0.0% – 7.2%	$49.0
Affiliate notes payable due 2015	10.8%	105.2
Affiliate notes payable on demand	2.0%	33.0

Total affiliate debt, including current maturities		187.2
Less: affiliate notes payable on demand classified as current		(33.0)
Less: principal payments due within 1 year for other notes payable		(67.4)

Long-term related party debt		$86.8

The affiliate debt decrease of $224.5 million for the nine months ended September 29, 2012 reflects $53.4 million of cash repayments and the remainder is attributable to the Parent’s forgiveness of an affiliate note payable. The affiliate debt forgiven was a capital contribution by the Parent and is included in the net transfers from Parent in the statement of changes in business equity for the nine months ended September 29, 2012.

Net affiliate interest expense amounted to $25.4 million for the nine months ended September 29, 2012.

The HHI Group

Notes to Combined Financial Statements  (continued)

A. Nature of Activities and Basis of Presentation  (continued)

Affiliate Notes Receivable

The Company has a variety of notes receivable agreements with affiliates of the Parent. These loans bear interest at fixed rates ranging from 0.4% to 2.5% and have maturity dates ranging from 2013 through 2014. Affiliate notes receivable were $33.5 million at September 29, 2012 of which $17.7 million is classified as current.

B. Significant Accounting Policies

Foreign Currency

For foreign operations with functional currencies other than the U.S. dollar, asset and liability accounts are translated at current exchange rates; income and expenses are translated using weighted-average exchange rates. Translation adjustments are reported in a separate component of business equity and exchange gains and losses on transactions are included in earnings.

Cash Equivalents

Highly liquid investments with original maturities of three months or less are considered cash equivalents.

Accounts Receivable

Trade receivables are stated at gross invoice amount less discounts, other allowances and provision for uncollectible accounts.

Allowance for Doubtful Accounts

The Company estimates its allowance for doubtful accounts using two methods. First, a specific reserve is established for individual accounts where information indicates the customers may have an inability to meet financial obligations. Second, a reserve is determined for all customers based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience. Actual write-offs are charged against the allowance when collection efforts have been unsuccessful.

Inventories

Certain U.S. inventories are valued at the lower of Last-In First-Out (“LIFO”) cost or market because the Company believes it results in better matching of costs and revenues. Other inventories are valued at the lower of First-In, First-Out (“FIFO”) cost or market primarily because LIFO is not permitted for statutory reporting outside the U.S. See Note D, Inventories, for a quantification of the LIFO impact on inventory valuation.

Property, Plant and Equipment

The Company generally values property, plant and equipment, including capitalized software, at historical cost less accumulated depreciation and amortization. Costs related to maintenance and repairs which do not prolong

The HHI Group

Notes to Combined Financial Statements  (continued)

B. Significant Accounting Policies  (continued)

the asset’s useful life are expensed as incurred. Depreciation and amortization are provided using straight-line methods over the estimated useful lives of the assets as follows:

Useful Life (Years)
Land improvements	10 – 20
Buildings	40
Machinery and equipment	3 – 15
Computer software	3 – 5

Leasehold improvements are depreciated over the shorter of the estimated useful life or the term of the lease.

The Company reports depreciation and amortization of property, plant and equipment in Cost of sales and Selling, general and administrative expenses (“SG&A”) based on the nature of the underlying assets. Depreciation and amortization related to the production of inventory and delivery of services are recorded in Cost of sales. Depreciation and amortization related to distribution center activities, selling and support functions are reported in SG&A.

The Company assesses its long-lived assets for impairment when indicators that the carrying values may not be recoverable are present. In assessing long-lived assets for impairment, the Company groups its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are generated (“asset group”) and estimates the undiscounted future cash flows that are directly associated with, and expected to be generated from, the use of and eventual disposition of the asset group. If the carrying value is greater than the undiscounted cash flows, an impairment loss must be determined and the asset group is written down to fair value. The impairment loss is quantified by comparing the carrying amount of the asset group to the estimated fair value, which is determined using weighted-average discounted cash flows that consider various possible outcomes for the disposition of the asset group.

Goodwill and Intangible Assets

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Intangible assets acquired are recorded at estimated fair value. Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are tested for impairment annually during the third quarter, and at any time when events suggest impairment more likely than not has occurred. To assess goodwill for impairment, the Company determines the fair value of its reporting units, which are primarily determined using management’s assumptions about future cash flows based on long-range strategic plans. This approach incorporates many assumptions including future growth rates, discount factors and tax rates. In the event the carrying value of a reporting unit exceeded its fair value, an impairment loss would be recognized to the extent the carrying amount of the reporting unit’s goodwill exceeded the implied fair value of the goodwill.

Indefinite-lived intangible asset carrying amounts are tested for impairment by comparing to current fair market value, usually determined by the estimated cost to lease the asset from third parties. Intangible assets with definite lives are amortized over their estimated useful lives generally using an accelerated method. Under this accelerated method, intangible assets are amortized reflecting the pattern over which the economic benefits of the intangible assets are consumed. Definite-lived intangible assets are also evaluated for impairment when impairment indicators are present. If the carrying value exceeds the total undiscounted future cash flows, a

The HHI Group

Notes to Combined Financial Statements  (continued)

B. Significant Accounting Policies  (continued)

discounted cash flow analysis is performed to determine the fair value of the asset. If the carrying value of the asset were to exceed the fair value, it would be written down to fair value. No goodwill or other intangible asset impairments were recorded during the nine month period ended September 29, 2012.

Financial Instruments

The Company participates in the Parent’s centralized hedging functions, which are primarily designed to minimize exposure on foreign currency risk. These hedging instruments are recorded in the financial statements of the Parent and as such, the effects of such hedging instruments are not reflected in the Combined Statement of Operations or Combined Balance Sheet. Changes in the fair value of derivatives are recognized periodically either in earnings or in business equity as a component of other comprehensive income, depending on whether the derivative financial instrument is undesignated or qualifies for hedge accounting, and if so, whether it represents a fair value, cash flow, or net investment hedge. Changes in the fair value of derivatives accounted for as fair value hedges are recorded in earnings in the same caption as the changes in the fair value of the hedged items. Gains and losses on derivatives designated as cash flow hedges, to the extent they are effective, are recorded in other comprehensive income, and subsequently reclassified to earnings to offset the impact of the hedged items when they occur. In the event it becomes probable the forecasted transaction to which a cash flow hedge relates will not occur, the derivative would be terminated and the amount in other comprehensive income would generally be recognized in earnings.

Stock Based Compensation

Certain employees of the Company have historically participated in the stock-based compensation plans of the Parent. The plans provide for discretionary grants of stock options, restricted stock units, and other stock-based awards. All awards granted under the plan consist of the Parent’s common shares. As such, all related equity account balances remained at the Parent, with only the allocated expense for the awards provided to Company employees, as well as an allocation of expenses related to the Parent’s corporate employee’s who participate in the plan, being recorded in the Combined Financial Statements.

Stock options are granted at the fair market value of the Parent’s stock on the date of grant and have a 10-year term. Compensation cost relating to stock-based compensation grants is recognized on a straight-line basis over the vesting period, which is generally four years.

Revenue Recognition

The Company’s revenues result from the sale of tangible products, where revenue is recognized when the earnings process is complete, collectability is reasonably assured, and the risks and rewards of ownership have transferred to the customer, which generally occurs upon shipment of the finished product, but sometimes is upon delivery to customer facilities.

Provisions for customer volume rebates, product returns, discounts and allowances are recorded as a reduction of revenue in the same period the related sales are recorded. Consideration given to customers for cooperative advertising is recognized as a reduction of revenue except to the extent that there is an identifiable benefit and evidence of the fair value of the advertising, in which case the expense is classified as SG&A. The Company sometimes conveys consideration to certain large customers in order to obtain retail store shelf space that enables future sales. The Company capitalizes the consideration paid and amortizes the amount as a reduction of revenue over the period of future sales benefit, not to exceed three years.

The HHI Group

Notes to Combined Financial Statements  (continued)

B. Significant Accounting Policies  (continued)

Cost of Sales and Selling, General and Administrative

Cost of sales includes the cost of products and services provided reflecting costs of manufacturing and preparing the product for sale. These costs include expenses to acquire and manufacture products to the point that they are allocable to be sold to customers. Cost of sales is primarily comprised of inbound freight, direct materials, direct labor as well as overhead which includes indirect labor, facility and equipment costs. Cost of sales also includes quality control, procurement and material receiving costs as well as internal transfer costs. SG&A costs include the cost of selling products as well as administrative function costs. These expenses generally represent the cost of selling and distributing the products once they are available for sale and primarily include salaries and commissions of the Company’s sales force, distribution costs, notably salaries and facility costs, as well as administrative expenses for certain support functions and related overhead.

Advertising Costs

Television advertising is expensed the first time the advertisement airs, whereas other advertising is expensed as incurred. Advertising costs are classified in SG&A and amounted to $14.5 million for the nine months ended September 29, 2012. Expense pertaining to cooperative advertising with customers reported as a reduction of net sales was $38.8 million for the nine months ended September 29, 2012.

Sales Taxes

Sales and value added taxes collected from customers and remitted to governmental authorities are excluded from Net sales reported in the Combined Statement of Operations.

Shipping and Handling Costs

The Company generally does not bill customers for freight. Shipping and handling costs associated with inbound freight are reported in Cost of sales. Shipping costs associated with outbound freight are reported as a reduction of net sales and amounted to $21.9 million for the nine months ended September 29, 2012. Distribution costs are classified as SG&A and amounted to $26.2 million for the nine months ended September 29, 2012.

Postretirement Defined Benefit Plans

For Company-sponsored plans, the Company uses the corridor approach to determine expense recognition for each defined benefit pension and other postretirement plan. The corridor approach defers actuarial gains and losses resulting from variances between actual and expected results (based on economic estimates or actuarial assumptions) and amortizes them over future periods. For pension plans, these unrecognized gains and losses are amortized when the net gains and losses exceed 10% of the greater of the market-related value of plan assets or the projected benefit obligation at the beginning of the year. For other postretirement benefits, amortization occurs when the net gains and losses exceed 10% of the accumulated postretirement benefit obligation at the beginning of the year. For ongoing, active plans, the amount in excess of the corridor is amortized on a straight-line basis over the average remaining service period for active plan participants. For plans with primarily inactive participants, the amount in excess of the corridor is amortized on a straight-line basis over the average remaining life expectancy of inactive plan participants.

The HHI Group

Notes to Combined Financial Statements  (continued)

B. Significant Accounting Policies  (continued)

Income Taxes

The Company’s operations are included in separate income tax returns filed with the appropriate taxing jurisdictions, except for U.S. federal and certain state and foreign jurisdictions in which the Company’s operations are included in the income tax returns of the Parent or an affiliate.

The provision for income taxes is computed as if the Company filed on a combined stand-alone or separate tax return basis, as applicable. The provision for income taxes does not reflect the Company’s inclusion in the tax returns of the Parent or an affiliate. It also does not reflect certain actual tax efficiencies realized by the Parent in its consolidated tax returns that include the Company, due to legal structures it employs outside the Company. Certain income taxes of the Company are paid by the Parent or an affiliate on behalf of the Company. The payment of income taxes by the Parent or affiliate on behalf of the Company is recorded within Parent company’s net investment and accumulated earnings on the Combined Balance Sheet.

Deferred income taxes and related tax expense have been recorded by applying the asset and liability approach to the Company as if it was a separate taxpayer. Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in the Combined Financial Statements. Deferred tax liabilities and assets are determined based on the differences between the book values and the tax bases of the particular assets and liabilities, using enacted tax rates and laws in effect for the years in which the differences are expected to reverse. A valuation allowance is provided when the Company determines that it is more likely than not that a portion of the deferred tax asset balance will not be realized.

The Company records uncertain tax positions in accordance with ASC 740, “Income Taxes” (“ASC 740”), which requires a two step process. First, management determines whether it is more likely than not that a tax position will be sustained based on the technical merits of the position and second, for those tax positions that meet the more likely than not threshold, management recognizes the largest amount of the tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related taxing authority. The Company maintains an accounting policy of recording interest and penalties on uncertain tax positions as a component of the income tax expense in the Combined Statement of Operations.

Subsequent Events

The Company has evaluated all subsequent events through March 4, 2013, the date the financial statements were available to be issued.

New Accounting Standards

In July 2012, the Financial Accounting Standards Board (“FASB”) issued ASU 2012-02, “Intangibles—Goodwill and Other (Topic 350)—Testing Indefinite-Lived Intangibles Assets for Impairment (revised standard). The revised standard is intended to reduce the costs and complexity of the annual impairment testing by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. This ASU is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The Company did not early adopt this guidance for its 2012 annual impairment testing.

In January of 2012, the Company adopted ASU 2011-05, “Comprehensive Income (Topic 220),” which revised the manner in which the Company presents comprehensive income in the financial statements. Adoption of this standard was applied retrospectively for the years ended December 31, 2011 and January 1, 2011. The new

The HHI Group

Notes to Combined Financial Statements  (continued)

B. Significant Accounting Policies  (continued)

guidance requires entities to report components of comprehensive income in either (1) continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU did not change the items that must be reported in other comprehensive income.

C. Accounts Receivable

September 29, 2012
(In Millions)
Gross accounts receivable	$129.2
Allowance for doubtful accounts	(2.0)

Accounts receivable, net	$127.2

Trade receivables are dispersed among a large number of retailers, distributors and industrial accounts in many countries. Adequate reserves have been established to cover anticipated credit losses.

D. Inventories

September 29, 2012
(In Millions)
Finished products	$139.5
Work in process	20.5
Raw materials	38.9

Total	$198.9

Net inventories in the amount of $89.1 million at September 29, 2012 were valued at the lower of LIFO cost or market. If the LIFO method had not been used, inventories would have been $13.4 million higher than reported at September 29, 2012.

E. Property, Plant and Equipment

September 29, 2012
(In Millions)
Land	$30.3
Land improvements	8.7
Buildings	77.9
Leasehold improvements	11.7
Machinery and equipment	130.6
Computer software	14.7

Property, plant and equipment, gross	273.9
Less: accumulated depreciation and amortization	(106.9)

Property, plant and equipment, net	$167.0

The HHI Group

Notes to Combined Financial Statements  (continued)

E. Property, Plant and Equipment  (continued)

Depreciation and amortization expense associated with property, plant and equipment was $18.3 million for the nine months ended September 29, 2012.

F. Acquisitions

During the third quarter of 2012, the Parent, through one of its non-HHI subsidiaries, purchased an 89% controlling share in Tong Lung Metal Industry Co. (“Tong Lung”) for $102.8 million, net of cash acquired, and assumed $20.1 million of short term debt. As a result, the HHI Group did not expend their cash to consummate the acquisition. The fair value of the consideration transferred by the Parent for Tong Lung was $97.7 million. The consideration transferred was treated as a capital contribution to the Company in the Combined Financial Statements and included as a part of the net transfers from the Parent in the Statement of Changes in Business Equity. In January 2013, the Parent, through one of its non-HHI subsidiaries, purchased the remaining outstanding shares of Tong Lung for approximately $12 million. Tong Lung manufactures and sells commercial and residential locksets. The residential portion of the Tong Lung business was part of the sale of the Company as described in Note S, Subsequent Event, while the commercial business will be retained by the Parent.

The Tong Lung acquisition has been accounted for using the acquisition method of accounting which requires, among other things, the assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. The purchase accounting for Tong Lung is substantially complete. The finalization of the Company’s purchase accounting assessment for Tong Lung may result in changes in the valuation of assets and liabilities acquired which the Company does not expect to be material. The following table summarizes the estimated fair values of major assets acquired and liabilities assumed:

(In Millions)
Cash and cash equivalents	$8.6
Accounts and notes receivable, net	7.4
Inventories, net	15.1
Prepaid expense and other current assets	4.9
Property, plant and equipment	62.3
Trade names	0.8
Customer relationships	15.8
Other assets	3.2
Short-term borrowings	(20.1)
Accounts payable	(16.3)
Deferred taxes	(5.4)
Other liabilities	(40.2)
Non-controlling interest	(11.9)

Total identifiable net assets	$24.2
Goodwill	73.5

Total consideration transferred by the Parent and contributed to the Company	$97.7

As of the acquisition date, the expected fair value of accounts receivable approximated the historical cost. The gross contractual receivable was $7.5 million, of which $0.1 million was not expected to be collectible. Inventory includes a $1.1 million fair value adjustment, which will be expensed through cost of sales as the corresponding inventory is sold.

The HHI Group

Notes to Combined Financial Statements  (continued)

F. Acquisitions  (continued)

The weighted average useful lives assigned to the trade names and customer relationships were 4-6 years and 16-17 years, respectively.

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the expected cost synergies of the combined business, assembled workforce, and the going concern nature of Tong Lung.

Tong Lung’s short-term borrowings increased $9.2 million from the acquisition date to a total of $29.3 million at September 29, 2012. Short-term borrowings are comprised of several bank loans with maturities of three months or less, with interest rates in the range of 0.975% to 1.13%.

ACTUAL AND PRO-FORMA IMPACT FROM ACQUISITION

Actual Impact from Acquisition

The Company’s Combined Statement of Operations for the nine months ended September 29, 2012 includes $9.3 million in net sales and a $0.2 million net loss for the Tong Lung acquisition. These amounts include charges relating to inventory step-up.

Pro-forma Impact from Acquisition

The following table presents supplemental pro-forma information as if the Tong Lung acquisition had occurred on January 2, 2012. This pro-forma information includes acquisition-related charges for the period. The pro-forma combined results are not necessarily indicative of what the Company’s combined net earnings would have been had the acquisition been completed on January 2, 2012. In addition, the pro-forma combined results do not reflect the expected realization of any cost savings associated with the acquisition.

(Millions of Dollars)	Nine months ended September 29, 2012

Net sales	$776.4
Net earnings attributable to Parent Company	41.1

The 2012 pro-forma results were calculated by combining the results of the HHI Group with the stand-alone results of Tong Lung for the pre-acquisition period. The following adjustments were made to account for certain costs which would have been incurred during this pre-acquisition period:

•	Elimination of the historical pre-acquisition intangible asset amortization expense and the addition of intangible asset amortization expense related to intangibles valued as part of the purchase price allocation that would have been incurred from January 2, 2012 to the acquisition date.

•	Additional expense for the inventory step-up which would have been amortized as the corresponding inventory was sold.

•	Additional depreciation expense related to property, plant, and equipment fair value adjustments.

•	The modifications above were adjusted for the applicable tax impact.

The HHI Group

Notes to Combined Financial Statements  (continued)

G. Goodwill and Intangible Assets

Goodwill

The changes in the carrying amount of goodwill are as follows (in millions):

Balance December 31, 2011	$573.6
Addition from Tong Lung	73.5
Foreign currency translation	6.5

Balance September 29, 2012	$653.6

Intangible Assets

Intangible assets at September 29, 2012 were as follows:

	Gross Carrying Amount	Accumulated Amortization
	(In Millions)
Amortized intangible assets – definite lives:
Patents and technology	$25.0	$(7.4)
Trade names	108.7	(22.3)
Customer relationships	81.7	(29.7)

Total	$215.4	$(59.4)

Total indefinite-lived trade names are $18.3 million at September 29, 2012 relating to the National Hardware trade name. Future amortization expense for the three months ending December 29, 2012 amounts to $4.8 million. Future amortization expense in each of the next five fiscal years amounts to $18.9 million for 2013, $18.3 million for 2014, $17.1 million for 2015, $16.6 million for 2016, $16.1 million for 2017 and $64.2 million thereafter.

H. Accrued Expenses

Accrued expenses at September 29, 2012 were as follows (in millions):

Payroll and related taxes	$13.8
Customer rebates and sales returns	9.8
Accrued restructuring costs	5.4
Accrued freight	3.3
Insurance and benefits	5.2
Accrued income and other taxes	2.7
ESOP	2.9
Warranty costs	4.4
Other	10.9

Total	$58.4

The HHI Group

Notes to Combined Financial Statements  (continued)

I. Fair Value Measurements

Fair Value Measurements

ASC 820, “Fair Value Measurement” (“ASC 820”) defines, establishes a consistent framework for measuring, and expands disclosure requirements about fair value. ASC 820 requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs and significant value drivers are observable.

Level 3—Instruments that are valued using unobservable inputs.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The fair values of debt instruments are estimated using a discounted cash flow analysis using the Company’s marginal borrowing rates. The fair value of affiliate debt was $195.8 million at September 29, 2012. The fair value of the Company’s short term borrowings approximate their carrying value at September 29, 2012.

J. Stock Based Compensation

Stock Options: There were no options in the common stock of the Parent granted to employees of the Company during the nine months ended September 29, 2012. At September 29, 2012 there were 165,715 options outstanding. Stock option expense recognized by the Company for the nine months ended September 29, 2012 was $0.3 million. Expense was recognized based on the fair value of the option awards granted to participating employees of the Company. As of September 29, 2012, unrecognized compensation expense amounted to $0.6 million.

Employee Stock Purchase Plan: The Employee Stock Purchase Plan (“ESPP”) of the Parent enables eligible employees in the United States and Canada to subscribe at any time to purchase shares of common stock on a monthly basis at the lower of 85% of the fair market value of the shares on the grant date ($48.94 per share for the nine months ended September 29, 2012) or 85% of the fair market value of the shares on the last business day of each month. ESPP compensation cost is recognized ratably over the one-year term based on actual employee stock purchases under the plan.

During the nine month period ended September 29, 2012, 14,759 shares were issued to employees of the Company at average prices of $48.94 per share. Total compensation expense recognized by the Company for the nine months ended September 29, 2012 was $0.4 million.

Restricted Share Units: Compensation cost for restricted share units (“RSU”) granted to employees of the Company is recognized ratably over the vesting term, which varies but is generally 4 years. There were no RSU grants during the nine month period ended September 29, 2012. Total compensation expense recognized for RSU’s amounted to $0.2 million for the nine months ended September 29, 2012. As of September 29, 2012, unrecognized compensation cost amounted to $0.7 million.

Long-Term Performance Awards: The Parent has granted Long Term Performance Awards (“LTIPs”) under its 1997, 2001 and 2009 Long Term Incentive Plans to senior management employees of the Company for achieving

The HHI Group

Notes to Combined Financial Statements  (continued)

J. Stock Based Compensation  (continued)

Parent performance measures. Awards are payable in shares of the Parent common stock, which may be restricted if the employee has not achieved certain stock ownership levels, and generally no award is made if the employee terminates employment prior to the payout date.

Working capital incentive plan: In 2010, the Parent initiated a bonus program under its 2009 Long Term Incentive Plan that provides executives the opportunity to receive stock in the event certain working capital turn objectives are achieved by June 2013 and are sustained for a period of at least six months. A single employee of the Company was granted 2,742 shares under this plan in 2010.

The ultimate issuances of shares, if any, will be determined based on achievement of objectives during the performance period.

Other Long-Term Performance Awards: There were no LTIP grants made in the nine month period ended September 29, 2012. Each grant has separate annual performance goals for each year within the respective three year performance period associated with each award. Parent earnings per share and return on capital employed represent 75% of the share payout of each grant, with the remaining 25% a market-based element, measuring the Parent’s common stock return relative to peers over the performance period. The ultimate delivery of shares will occur in 2014 for the 2011 grant. Total payouts are based on actual performance in relation to these goals.

Total compensation expense recognized for LTIP awards for the nine months ended September 29, 2012 was $0.2 million.

K. Employee Benefit Plans

Employee Stock Ownership Plan (“ESOP”)

Most of the Company’s U.S. employees are allowed to participate in a tax-deferred 401(k) savings plan administered and sponsored by the Parent. Eligible employees may contribute from 1% to 25% of their eligible compensation to a tax-deferred 401(k) savings plan, subject to restrictions under tax laws. Employees generally direct the investment of their own contributions into various investment funds. During the nine month period ended September 29, 2012, an employer match benefit was provided under the plan equal to one-half of each employee’s tax-deferred contribution up to the first 7% of their compensation. Participants direct the entire employer match benefit such that no participant is required to hold the Parent’s common stock in their 401(k) account. The Company’s employer match benefit for the nine months ended September 29, 2012 totaled $1.5 million.

In addition, approximately 1,100 of the Company’s U.S. salaried and non-union hourly employees are eligible to receive a non-contributory benefit under the Core benefit plan. Core benefit allocations range from 2% to 6% of eligible employee compensation based on age. Approximately 710 U.S. employees also receive a Core transition benefit, allocations of which range from 1%—3% of eligible compensation based on age and date of hire. Approximately 170 U.S. employees are eligible to receive an additional average 1.1% contribution actuarially designed to replace previously curtailed pension benefits. The Company’s allocations for benefits earned under the Core plan for the nine months ended September 29, 2012 were $2.9 million. Assets held in participant Core accounts are invested in target date retirement funds which have an age-based allocation of investments. The Parent accounts for the ESOP under ASC 718-40, “Compensation – Stock Compensation—Employee Stock Ownership Plans”. Net ESOP activity recognized is comprised of the cost basis of shares released, the cost of the aforementioned Core and 401(k) match defined contribution benefits, less the fair value of shares released and

The HHI Group

Notes to Combined Financial Statements  (continued)

K. Employee Benefit Plans  (continued)

dividends on unallocated ESOP shares. The Company’s net ESOP activity during the nine months ended September 29, 2012 resulted in expense of $2.4 million. The 401(k) employer match and Core benefit elements of net ESOP expense represent the actual benefits earned by the Company’s participants in each year, while the cost basis of shares released, the fair value of shares released and the dividends on unallocated shares elements are based on the proportion of the Company’s actual earned benefits in relation to the Parent’s ESOP total earned benefits. ESOP expense is affected by the market value of the Parent’s common stock on the monthly dates when shares are released. The market value of shares released during the nine month period ended September 29, 2012 averaged $70.74 per share.

Parent Sponsored Pension Plans

The Company participates in certain U.S. and Canadian plans sponsored solely by the Parent. All participants in the plans are employees or former employees of the Parent, either directly or through its subsidiaries. The primary U.S. plan was curtailed in 2010 and the other plans are generally also curtailed with no additional service benefits to be earned by participants. The Company’s expense associated with the parent sponsored plans for the nine months ended September 29, 2012 was $2.2 million.

Defined Contribution Plans

In addition to the ESOP, various other defined contribution plans are sponsored outside the U.S. The expense for such defined contribution plans, aside from the earlier discussed ESOP, was $1.0 million for the nine months ended September 29, 2012.

Defined Benefit Plans

Pension and other benefit plans—The Company sponsors pension plans covering approximately 300 domestic employees and 4,000 foreign employees (primarily in Mexico). Benefits are generally based on salary and years of service, except for U.S. collective bargaining employees whose benefits are based on a stated amount for each year of service.

Following are the components of net periodic benefit cost (In Millions):

	Nine months ended September 29, 2012
	U.S. Plan	Non-U.S. Plans
Service Cost	$0.1	$0.4
Interest Cost	2.5	0.4
Expected Return on plan assets	(2.7)	—
Amortization of actuarial loss	0.4	—

Net periodic pension expense	$0.3	$0.8

The HHI Group

Notes to Combined Financial Statements  (continued)

K. Employee Benefit Plans  (continued)

The Company provided medical and dental fixed subsidy benefits for certain retired employees in the United States. Approximately 30 participants were covered under this plan, which was transferred into the Parent’s plan effective September, 2012 and is no longer a liability of the Company. Net periodic post-retirement benefit expense was comprised of the following elements:

Nine months ended September 29, 2012
(In Millions)
Interest cost	$0.1
Prior service credit amortization	(0.2)

Net periodic post-retirement benefit income	$(0.1)

Changes in plan assets and benefit obligations recognized in Other comprehensive income during the nine months ended September 29, 2012 are as follows (in millions):

Current year actuarial loss	$0.1
Amortization of actuarial gain	(0.2)
Plan transfer	2.8

Total loss recognized in other comprehensive income (pre-tax)	$2.7

The $2.8 million increase in other comprehensive loss pertains to the transfer of the U.S. retiree medical plan into the Parent’s plan, and the removal of the other comprehensive income of this defined benefit plan. The amounts in Accumulated other comprehensive income expected to be recognized as components of net periodic benefit costs during 2013 total $0.2 million, representing the amortization of actuarial losses.

The changes in the pension and other post-retirement benefit obligations, fair value of plan assets, as well as amounts recognized in the Combined Balance Sheet, are shown below (In Millions):

	U.S. Plans	Non-U.S. Plans	Other Benefits
Change in benefit obligation
Benefit obligation – December 31, 2011	$74.0	$5.7	$3.5
Service cost	0.1	0.4	—
Interest cost	2.5	0.4	0.1
Actuarial loss (gain)	0.9	—	(0.9)
Foreign currency exchange rates	—	1.0	—
Acquisitions and other	(0.1)	18.8	(2.4)
Benefits paid	(2.7)	(0.7)	(0.3)

Benefit obligation – September 29, 2012	$74.7	$25.6	$—

The HHI Group

Notes to Combined Financial Statements  (continued)

K. Employee Benefit Plans  (continued)

	U.S. Plans	Non-U.S. Plans	Other Benefits

Change in plan assets
Fair value of plan assets – December 31, 2011	$55.2	$—	$—
Actual return on plan assets	2.6	—	—
Employer contributions	2.6	0.8	0.3
Foreign currency exchange rates	—	0.1	—
Acquisitions and other	(0.2)	5.4	—
Benefits paid	(2.7)	(0.7)	(0.3)

Fair value of plan assets – September 29, 2012	$57.5	$5.6	$—

Funded status – assets less the benefit obligation	$(17.2)	$(20.0)	$—
Unrecognized net actuarial loss	20.8	0.3	—

Net amount recognized	$3.6	$(19.7)	$—

Amounts recognized in the Combined Balance Sheet
Current benefit liability	$—	$(0.3)	$—
Non-current benefit liability	(17.2)	(19.7)	—

Net liability recognized	$(17.2)	$(20.0)	$—

Accumulated other comprehensive loss (pre-tax):
Actuarial loss	$20.8	$0.3	$—

Net amount recognized	$3.6	$(19.7)	$—

The accumulated benefit obligation for all defined benefit pension plans was $94.0 million at September 29, 2012. Information as of September 29, 2012 regarding pension plans in which the accumulated benefit obligations exceed plan assets and pension plans in which projected benefit obligations (inclusive of anticipated future compensation increases) exceed plan assets follows:

	U.S. Plan	Non-U.S. Plans
	(In Millions)
Projected benefit obligation	$74.7	$25.6
Accumulated benefit obligation	$74.7	$19.3
Fair value of plan assets	$57.5	$5.6

The HHI Group

Notes to Combined Financial Statements  (continued)

K. Employee Benefit Plans  (continued)

The major assumptions used in valuing pension and post-retirement plan obligations and net costs as of and for the nine months ended September 29, 2012 were as follows:

	Pension Benefits		Other Benefits
	U.S. Plans	Non-U.S. Plans	U.S. Plans
Weighted-average assumptions used to determine benefit obligations
Discount rate	4.50%	3.50%	4.00%
Rate of compensation increase	—%	2.75%	—%

Weighted-average assumptions used to determine net periodic benefit cost
Discount rate	4.50%	6.25%	4.00%
Rate of compensation increase	—%	3.75%	—%
Expected return on plan assets	6.50%	2.50%	—%

The expected rate of return on plan assets is determined considering the returns projected for the various asset classes and the relative weighting for each asset class considering the target asset allocations. In addition, the Company considers historical performance, the recommendations from outside actuaries and other data in developing the return assumption. The Company expects to use a 6.5% rate of return assumption for the U.S., and a 2.5% assumption for the non-U.S. plans.

Pension Plan Assets

Plan assets are invested in equity securities, government and corporate bonds and other fixed income securities, and money market instruments. The Company’s worldwide asset allocations at September 29, 2012 by asset category and the level of the valuation inputs within the fair value hierarchy established by ASC 820 are as follows (In Millions):

	Total	Level 1	Level 2
Cash and cash equivalents	$6.6	$6.4	$0.2
Equity securities
U.S. equity securities	12.7	2.4	10.3
Foreign equity securities	14.2	14.2	—
Fixed income securities
Government securities	15.4	14.3	1.1
Corporate securities	14.2	—	14.2

Total	$63.1	$37.3	$25.8

U.S. and foreign equity securities primarily consist of companies with large market capitalizations and to a lesser extent mid and small capitalization securities. Government securities primarily consist of U.S. Treasury securities and foreign government securities with de minimus default risk. Corporate fixed income securities include publicly traded U.S. and foreign investment grade and to a small extent high yield securities. Other investments include U.S. mortgage backed securities. The level 2 investments are primarily comprised of institutional mutual funds that are not publicly traded; the investments held in these mutual funds are generally level 1 publicly traded securities.

The HHI Group

Notes to Combined Financial Statements  (continued)

K. Employee Benefit Plans  (continued)

The Company’s investment strategy for pension plan assets includes diversification to minimize interest and market risks. Plan assets are rebalanced periodically to maintain target asset allocations. Currently, the Company’s target allocations include 50% in equity securities and 50% in fixed income securities. Maturities of investments are not necessarily related to the timing of expected future benefit payments, but adequate liquidity to make immediate and medium term benefit payments is ensured.

Contributions

The Company’s funding policy for its defined benefit plans is to contribute amounts determined annually on an actuarial basis to provide for current and future benefits in accordance with federal law and other regulations. The Company expects to contribute approximately $0.3 million and $3.2 million to its pension and other post-retirement benefit plans during the three months ended December 29, 2012 and in 2013, respectively.

Expected Future Benefit Payments

Benefit payments, inclusive of amounts attributable to estimated future employee service, are expected to be paid as follows over the next 10 years:

	Total	Year 1	Year 2	Year 3	Year 4	Year 5	Years 6-10
	(In Millions)
Future payments	$53.9	$4.5	$4.6	$4.7	$4.9	$5.4	$29.8

These benefit payments will be funded through a combination of existing plan assets and amounts to be contributed in the future by the Company.

L. Accumulated Other Comprehensive Income

Accumulated other comprehensive income is as follows:

September 29, 2012
(In Millions)
Currency translation adjustment	$64.2
Pension loss, net of tax	(13.4)

Accumulated other comprehensive income	$50.8

M. Other Costs and Expenses

Other-net is primarily comprised of intangible asset amortization expense (See Note G, Goodwill and Intangible Assets, for further discussion), currency related gains or losses, and environmental expense. Research and development costs, which are classified in SG&A, were $7.9 million for the nine months ended September 29, 2012.

The HHI Group

Notes to Combined Financial Statements  (continued)

N. Restructuring

A summary of the restructuring reserve activity from December 31, 2011 to September 29, 2012 is as follows (in millions):

	December 31, 2011	Additions	Usage	September 29, 2012
2012 Actions
Severance and related costs	$—	$2.6	$(1.8)	$0.8

Pre-2012 Actions
Severance and related costs	7.8	—	(3.2)	4.6

Total	$7.8	$2.6	$(5.0)	$5.4

2012 Actions: During the nine months ended September 29, 2012, the Company recognized $2.6 million of severance charges associated with cost actions initiated in the current period. The charges relate to the reduction of approximately 150 employees.

Utilization of the reserve balance related to 2012 actions was $1.8 million during the nine months ended September 29, 2012.

Pre-2012 Actions: For the year ended December 31, 2011 the Company initiated restructuring activities associated with the Merger, largely related to employee related actions. As of December 31, 2011, the reserve balance related to these pre-2012 actions totaled $7.8 million.

Utilization of the reserve balance related to pre-2012 actions was $3.2 million during the nine months ended September 29, 2012.

The vast majority of the remaining reserve balance at September 29, 2012 of $5.4 million is expected to be utilized by early 2013.

O. Business Segments and Geographic Areas

Business Segments

The Company operates as one reportable segment, inclusive of its plumbing-related products and lock and hardware products, which have been aggregated consistent with the criteria in ASC 280, “Segment Reporting” (“ASC 280”). Tong Lung is included within lock and hardware products from the date of acquisition. The Company’s operations are principally managed on a products and services basis. In accordance with ASC 280, the Company reports segment information based upon the management approach. The management approach designates the internal reporting used by the chief operating decision maker, or the CODM, for making decisions about resource allocations to segments and assessing performance. The CODM allocates resources to, and assesses the performance of, the operating segment using information based on earnings before interest, taxes, depreciation, and amortization.

The HHI Group

Notes to Combined Financial Statements  (continued)

O. Business Segments and Geographic Areas  (continued)

Geographic Areas

Geographic net sales and long-lived assets are attributed to the geographic regions based on the geographic location of each Company subsidiary.

Nine months ended September 29, 2012
(In Millions)
Net sales
United States	$575.9
Canada	81.7
Other America	67.8
Asia	36.6

Combined	$762.0

September 29, 2012
(In Millions)
Property, plant and equipment
United States	$93.2
Canada	4.4
Other Americas	3.9
Asia	65.5

Combined	$167.0

The HHI Group

Notes to Combined Financial Statements  (continued)

P. Income Taxes

Significant components of the Company’s deferred tax assets and liabilities as of September 29, 2012 were as follows:

September 29, 2012
(In Millions)
Deferred tax liabilities:
Amortization of intangibles	$60.4
Depreciation	12.5
Other	3.7

Total deferred tax liabilities	$76.6

Deferred tax assets:
Accruals	$25.6
Employee benefit plans	8.7
Inventories	9.1
Operating loss and tax credit carry forwards	15.9
Restructuring charges	2.0
Allowance for doubtful accounts	1.1
Other	2.7

Total deferred tax assets	$65.1

Net deferred tax liabilities before valuation allowance	11.5
Valuation allowance	12.1

Net deferred tax liabilities after valuation allowance	$23.6

Net operating loss carry forwards of $30.0 million at September 29, 2012 are available to reduce future tax obligations of certain U.S. state and foreign companies. The net operating loss carry forwards have various expiration dates beginning in 2012 with certain jurisdictions having indefinite carry forward periods.

A valuation allowance is recorded on certain deferred tax assets if it has been determined it is more likely than not that all or a portion of these assets will not be realized. The Company has recorded a valuation allowance of $12.1 million for deferred tax assets existing as of September 29, 2012.

The classification of deferred taxes as of September 29, 2012 was as follows (in millions):

	September 29, 2012
	Deferred Tax Asset	Deferred Tax Liability
Current	$21.6	$(0.8)
Non-current	4.5	(48.9)

Total	$26.1	$(49.7)

The HHI Group

Notes to Combined Financial Statements  (continued)

P. Income Taxes  (continued)

Income tax expense for the nine months ended September 29, 2012 consisted of the following:

September 29, 2012
(In Millions)
Current:
Federal	$9.8
Foreign	10.8
State	0.6

Total current	$21.2

Deferred:
Federal	$(1.4)
Foreign	(1.4)
State	0.3

Total deferred	(2.5)

Provision for income taxes	$18.7

In general, there were no income taxes paid directly to any taxing authority by the Company for the nine month periods ended September 29, 2012. Any liability owed by the Company due to taxable income generated is settled through intercompany transfers with the Parent. Had the Company paid its own tax liabilities during tax periods ended September 29, 2012, the net payments would have been approximately $20.7 million.

The reconciliation of federal income tax at the statutory federal rate to income tax at the effective rate for the nine months ended September 29, 2012 is as follows:

September 29, 2012
(In Millions)
Tax at statutory rate	$21.3
State income taxes, net of federal benefits	0.9
Difference between foreign and federal income tax	(2.9)
NOL and valuation allowance items	(0.1)
Other, net	(0.5)

Income taxes	$18.7

The components of earnings before provision for income taxes for the nine months ended September 29, 2012 consisted of the following:

September 29, 2012
(In Millions)
United States	$25.5
Foreign	35.2

Earnings before income taxes	$60.7

The HHI Group

Notes to Combined Financial Statements  (continued)

P. Income Taxes  (continued)

Any undistributed foreign earnings of the Company at September 29, 2012, are considered to be invested indefinitely or will be remitted substantially free of additional U.S. tax. Accordingly, no provision has been made for taxes that might be payable upon remittance of such earnings, nor is it practicable to determine the amount of such liability.

The Company’s liabilities for unrecognized tax benefits relate to U.S. and foreign jurisdictions.

The following table summarizes the activity related to the unrecognized tax benefits:

September 29, 2012
(In Millions)
Balance December 31, 2011	$—
Adjustment for 2012 acquisition	8.5
Additions based on tax provisions related to current year	0.3

Balance September 29, 2012	$8.8

The gross unrecognized tax benefits at September 29, 2012 include $18.5 million of tax benefits that, if recognized, would impact the effective tax rate. The liability for potential penalties and interest related to unrecognized tax benefits was increased by $0.5 million for the period ended September 29, 2012. The liability for potential penalties and interest total $9.7 million as of September 29, 2012. The Company classifies all tax-related interest and penalties in the provision for income taxes. The Company considers many factors when evaluating and estimating our tax positions and the impact on income tax expense, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

The Company is subject to the examination of its income tax returns by the Internal Revenue Service (IRS) and other tax authorities in conjunction with the IRS audit of the Parent. The tax years under examination vary by jurisdiction. The Company is included in the IRS examination of the Parent for tax years 2008 and 2009. The Company also files many state and foreign income tax returns in jurisdictions with varying statutes of limitations. Tax years 2008 and forward generally remain subject to examination by most state tax authorities. In foreign jurisdictions, tax years 2007 and forward generally remain subject to examination.

Q. Commitments and Guarantees

Commitments

The Company has non-cancelable operating lease agreements, principally related to facilities, vehicles, machinery and equipment. Rental expense for operating leases was $9.1 million for the nine months ended September 29, 2012.

The following is a summary of the Company’s future commitments which span more than one future fiscal year (in millions):

	Total	Remaining 2012	2013	2014	2015	2016	2017	Thereafter
Operating lease obligations	$45.2	$3.0	$5.6	$5.3	$4.7	$3.5	$2.0	$21.1

The HHI Group

Notes to Combined Financial Statements  (continued)

Q. Commitments and Guarantees  (continued)

Guarantees

The Company issued a standby letter of credit in 2011 for $0.3 million to guarantee future payments which may be required under an insurance program. This letter of credit expired in the third quarter of 2012.

The Company provides product and service warranties. The types of warranties offered generally range from one year to limited lifetime, while certain products carry no warranty. Further, the Company sometimes incurs discretionary costs to service its products in connection with product performance issues. Historical warranty and service claim experience forms the basis for warranty obligations recognized. Adjustments are recorded to the warranty liability as new information becomes available.

Following is a summary of the warranty activity for the nine months ended September 29, 2012 (in millions):

Balance December 31, 2011	$4.4
Warranties issued	6.7
Acquisition	0.2
Warranty payments	(6.9)

Balance September 29, 2012	$4.4

R. Contingencies

The Company is involved in various legal proceedings relating to environmental issues, employment, product liability, workers’ compensation claims and other matters. The Company periodically reviews the status of these proceedings with both inside and outside counsel, as well as an actuary for risk insurance. Management believes that the ultimate disposition of these matters will not have a material adverse effect on operations or financial condition taken as a whole.

The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. Actual costs to be incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating certain exposures. Subject to the imprecision in estimating future contingent liability costs, the Company does not expect that any sum it may have to pay in connection with these matters in excess of the amounts recorded will have a materially adverse effect on its financial position, results of operations or liquidity.

In connection with the Merger, the Company assumed certain commitments and contingent liabilities. HHI is a party to litigation and administrative proceedings with respect to claims involving the discharge of hazardous substances into the environment. Some of these assert claims for damages and liability for remedial investigations and clean-up costs with respect to sites that have never been owned or operated by HHI but at which HHI has been identified as a potentially responsible party. Other matters involve current and former manufacturing facilities.

In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. In the normal course of business, the Company is involved in various lawsuits and claims. In addition, the Company is a party to a number of proceedings before federal and state regulatory agencies relating to environmental remediation. Also, the Company, along with many other companies, has been named as a potentially responsible party (PRP) in a number of administrative proceedings for the remediation of various

The HHI Group

Notes to Combined Financial Statements  (continued)

R. Contingencies  (continued)

waste sites, including 3 active Superfund sites. Current laws potentially impose joint and several liabilities upon each PRP. In assessing its potential liability at these sites, the Company has considered the following: whether responsibility is being disputed, the terms of existing agreements, experience at similar sites, and the Company’s volumetric contribution at these sites.

The Company’s policy is to accrue environmental investigatory and remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The amount of liability recorded is based on an evaluation of currently available facts with respect to each individual site and includes such factors as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. The liabilities recorded do not take into account any claims for recoveries from insurance or third parties. As assessments and remediation progress at individual sites, the amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. As of September 29, 2012 the Company had reserves of $33.3 million for remediation activities associated with Company-owned properties, as well as for Superfund sites, for losses that are probable and estimable. Of this amount, $1.8 million is classified as current and $31.5 million as long-term which is expected to be paid over the estimated remediation period.

The range of environmental remediation costs that is reasonably possible is $18.9 million to $45.0 million, which is subject to change in the near term. The Company may be liable for environmental remediation of sites it no longer owns. Liabilities have been recorded on those sites in accordance with policy.

The environmental liability for certain sites that have cash payments beyond the current year that are fixed or reliably determinable have been discounted using a rate of 2.1% to 3.8%, depending on the expected timing of disbursements. The discounted and undiscounted amount of the liability relative to these sites is $7.7 million and $15.4 million, respectively. The payments relative to these sites are expected to be $0.2 million in the remainder of 2012, $0.7 million in 2013, $0.7 million in 2014, $0.8 million in 2015, $0.4 million in 2016, and $12.6 million thereafter.

S. Subsequent Event

In January 2013, the Parent, through one of its non-HHI subsidiaries, purchased the remaining outstanding shares of Tong Lung for approximately $12 million.

In October 2012, the Parent entered into a definitive agreement to sell the Company, excluding the commercial portion of the Tong Lung business, to Spectrum Brands Holdings, Inc. (“Spectrum”) for approximately $1.4 billion in cash, with the price subject to revision for the level of working capital at the date of sale. The purchase and sale agreement stipulates that the sale occur in a First and Second Closing, for approximately $1.3 billion and $100 million, respectively. The First Closing occurred on December 17, 2012 in which the Company, excluding the residential portion of the Tong Lung business, was sold for $1.261 billion in cash. The Second Closing to sell the residential Tong Lung business for approximately $100 million is expected to occur no later than April 2013. The $100 million payment relating to the Second Closing is being held in escrow.

The HHI Group

Combined Balance Sheets

	December 31, 2011	January 1, 2011
	(In Millions)
Assets
Current assets:
Cash and cash equivalents	$44.8	$47.7
Accounts receivable, net	108.1	93.1
Inventories, net	171.2	158.1
Prepaid expenses	4.2	7.7
Deferred taxes	22.4	23.0
Other current assets	2.7	2.6

Total current assets	353.4	332.2
Property, plant and equipment, net	110.7	107.3
Goodwill	573.6	583.3
Customer relationships, net	39.9	45.2
Trade names, net	110.7	119.5
Patents and technology, net	20.5	23.4
Affiliate notes receivable	33.5	21.6
Other assets	5.0	7.2

Total assets	$1,247.3	$1,239.7

Liabilities and business equity
Current liabilities:
Accounts payable	$115.7	$74.4
Current portion of affiliate debt	138.0	132.3
Accrued expenses	64.5	45.3

Total current liabilities	318.2	252.0

Long-term affiliate debt	273.7	373.9
Deferred taxes	45.7	45.5
Post-retirement benefits	27.3	24.7
Other liabilities	41.3	34.7

Commitments and contingencies (Notes Q and R)

Business equity:
Parent Company’s net investment and accumulated earnings	514.5	466.6
Accumulated other comprehensive income	24.3	39.6

Parent Company’s net investment and accumulated earnings and accumulated other comprehensive income	538.8	506.2
Non-controlling interest	2.3	2.7

Total business equity	541.1	508.9

Total liabilities and business equity	$1,247.3	$1,239.7

See notes to combined financial statements.

The HHI Group

Combined Statements of Operations

	Fiscal Years Ended
	December 31, 2011	January 1, 2011
	(In Millions)
Net sales:
Trade	$942.9	$849.1
Affiliate	32.1	15.1

Total net sales	975.0	864.2

Costs and expenses:
Cost of sales – trade	639.6	604.0
Cost of sales – affiliate	30.1	13.8
Selling, general and administrative	189.8	178.8
Provision for doubtful accounts	0.8	0.1
Other affiliate income	(1.0)	(1.0)
Other – net	21.7	14.6
Restructuring charges	3.2	11.9
Interest expense – affiliate, net	42.7	41.9
Interest (income) expense – trade, net	(0.6)	3.9

Total costs and expenses	926.3	868.0

Earnings (loss) before income taxes	48.7	(3.8)
Income taxes (benefit)	12.3	(0.7)

Net earnings (loss)	36.4	(3.1)
Net income attributable to non-controlling interests	(0.6)	(0.4)

Net earnings (loss) attributable to Parent Company	$35.8	$(3.5)

See notes to combined financial statements.

The HHI Group

Combined Statements of Comprehensive Income

	Fiscal Years Ended
	December 31, 2011	January 1, 2011
	(In Millions)
Net earnings (loss) attributable to Parent Company	$35.8	$(3.5)
Other comprehensive (loss) income
Currency translation adjustment and other	(13.2)	24.7
Pension, net of tax	(2.1)	(1.8)

Total other comprehensive (loss) income	(15.3)	22.9

Comprehensive income attributable to Parent Company	$20.5	$19.4

See Notes to Combined Financial Statements.

The HHI Group

Combined Statements of Cash Flows

	Fiscal Years Ended
	December 31, 2011	January 1, 2011
	(In Millions)
Operating activities
Net earnings (loss) attributable to Parent Company	$35.8	$(3.5)
Net income attributable to non-controlling interests	(0.6)	(0.4)

Net earnings (loss)	36.4	(3.1)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization of property, plant and equipment	26.2	28.9
Asset impairment	—	0.9
Amortization of intangibles	17.0	13.3
Inventory step-up amortization	—	31.3
Provision for doubtful accounts	0.8	0.1
Deferred taxes	(6.2)	(22.5)
Changes in operating assets and liabilities:
Accounts receivable	(16.7)	0.7
Inventories	(13.9)	(4.3)
Accounts payable	41.3	12.6
Prepaid expenses and other current assets	3.9	(14.6)
Other assets	2.0	2.7
Accrued expenses	19.0	(22.5)
Other liabilities	15.3	(27.4)

Net cash provided by (used in) operating activities	125.1	(3.9)

Investing activities
Capital expenditures	(22.6)	(14.7)
Proceeds from sales of assets	0.1	0.6

Net cash used in investing activities	(22.5)	(14.1)

Financing activities
Cash remitted to Parent	(749.7)	(651.5)
Cash received from Parent	751.0	755.4
Lending to affiliates through notes receivable	(11.8)	—
Repayments on affiliate debt	(94.7)	(77.7)

Net cash (used in) provided by financing activities	(105.2)	26.2

Effect of exchange rate changes on cash	(0.3)	1.7

(Decrease) increase in cash and cash equivalents	(2.9)	9.9
Cash and cash equivalents, beginning of year	47.7	37.8

Cash and cash equivalents, end of year	$44.8	$47.7

See notes to combined financial statements.

The HHI Group

Combined Statements of Changes in Business Equity

Fiscal Years Ended December 31, 2011 and January 1, 2011

(In Millions)

	Parent Company’s Net Investment and Accumulated Earnings	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interest	Total Business Equity
Balance at January 3, 2010	$486.3	$16.7	$2.3	$505.3
Net income (loss)	(3.5)	—	0.4	(3.1)
Currency translation adjustment	—	24.7	—	24.7
Change in pension, net of tax	—	(1.8)	—	(1.8)
Net transfers to the Parent	(16.2)	—	—	(16.2)

Balance at January 1, 2011	466.6	39.6	2.7	508.9
Net income	35.8	—	0.6	36.4
Currency translation adjustment	—	(13.2)	—	(13.2)
Change in pension, net of tax	—	(2.1)	—	(2.1)
Dividends declared	(10.3)	—	(1.0)	(11.3)
Net transfers to the Parent	22.4	—	—	22.4

Balance at December 31, 2011	$514.5	$24.3	$2.3	$541.1

See Notes to combined financial statements.

The HHI Group

Notes to Combined Financial Statements

A. Nature of Activities and Basis of Presentation

Description of Business

On March 12, 2010, a wholly owned subsidiary of The Stanley Works was merged with and into the Black & Decker Corporation (“Black & Decker”), with the result that Black & Decker became a wholly owned subsidiary of The Stanley Works (the “Merger”). The combined company was thereafter renamed Stanley Black & Decker, Inc. (the “Parent”).

These financial statements combine the legacy Stanley National Hardware (“SNH”) operations with the legacy Black and Decker Hardware and Home Improvement (“HHI”) operations. The combined company, the HHI Group (hereinafter referred to as “the Company”), offers a broad range of door security hardware as well as residential products, including locksets and interior and exterior hardware. The Company’s brand names include Baldwin, Weiser, Kwikset, Stanley National Hardware, Fanal, Geo and Pfister. The Company is operated by a single management team.

Approximately half of the Company’s sales are in the retail channel, including 24% to The Home Depot and 21% to Lowes in 2011, and 22% to The Home Depot and 24% to Lowes in 2010. The remaining sales of the Company are in the non-retail or new construction channels. Further, approximately 87% of the Company’s revenues for fiscal years 2011 and 2010 are generated from the U.S. and Canada, with the remainder spread across Latin America and Asia.

Basis of Presentation

The results of operations and cash flows of HHI have been included in the Company’s combined financial statements from the time of the Merger on March 12, 2010 (see Note F, Merger). The combined financial statements include the accounts of the Company and its majority-owned subsidiaries which require consolidation, after the elimination of intercompany accounts and transactions. The Company’s fiscal year ends on the Saturday nearest to December 31. There were 52 weeks in the fiscal years 2011 and 2010.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements. While management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from these estimates.

Corporate Allocations

The Combined Balance Sheets include the assets and liabilities attributable to the Company’s operations. The Combined Statements of Operations includes certain allocated corporate expenses of the Parent attributable to the Company. These expenses include costs associated with legal, finance, treasury, accounting, human resources, employee benefits, insurance and stock-based compensation. Corporate costs are allocated on the basis of usage or another reasonable basis when usage is not identifiable. Management believes the assumptions and methodologies underlying the allocation of expenses are reasonable. Notwithstanding, the expenses allocated to the Company are not necessarily indicative of the actual level of expenses that would have been incurred if the Company had been an independent entity and had otherwise managed these functions. The following table

The HHI Group

Notes to Combined Financial Statements  (continued)

A. Nature of Activities and Basis of Presentation  (continued)

summarizes the allocation of corporate expenses to specific captions within the Combined Statements of Operations.

	2011	2010
	(In Millions)
Cost of sales – trade	$5.0	$4.7
Selling, general and administrative	24.4	21.8

Total corporate allocations	$29.4	$26.5

Related Party Transactions

Affiliate Sales and Expenses

Transactions the Company had with affiliated companies owned by the Parent have been included in the Combined Statements of Operations. These sales and related costs may not be indicative of sales pricing or volume in the event the Company is sold. The following table summarizes affiliate sales transactions:

Description	2011	2010
	(In Millions)
Affiliate sales	$32.1	$15.1
Affiliate cost of sales	30.1	13.8

Net gross margin on affiliate sales	2.0	1.3
Cost of sales – trade, mark-up on affiliate purchases	10.9	9.7
Net interest expense – affiliate	42.7	41.9
Other affiliate income	(1.0)	(1.0)

Net affiliate loss before provision for income taxes	$(50.6)	$(49.3)

The Company purchases certain products it sells from third party vendors through affiliate global purchasing agents of the Parent. The Combined Statements of Operations includes the affiliate mark-up arising from inventory purchase transactions between the Company and affiliates of the Parent. Mark-ups on affiliate purchases of $10.9 million and $9.7 million were included within cost of sales—trade in the Combined Statements of Operations for the fiscal years ended December 31, 2011 and January 1, 2011, respectively. The mark-up on affiliate purchase transactions is cash settled through the Parent’s centralized cash management program and reduces the net cash provided by operating activities in the Combined Statements of Cash Flows.

Other affiliate income represents royalty fees the Company charges to an affiliate of the Parent. The other affiliate income is assumed to be cash settled, as described below, and consequently reduces the net cash provided by operating activities in the Combined Statements of Cash Flows. However, certain expenses paid by the Parent on behalf of the Company have been treated as non-cash and reported within the change in accrued expenses and other liabilities in the Combined Statements of Cash Flows.

Cash Management and Business Equity

The Parent utilizes a centralized approach to cash management and financing of operations in the U.S. As a result of the Company’s participation in the Parent’s central cash management program, all the Company’s U.S. cash receipts are remitted to the Parent and all cash disbursements are funded by the Parent. Other transactions with

The HHI Group

Notes to Combined Financial Statements  (continued)

A. Nature of Activities and Basis of Presentation  (continued)

the Parent and related affiliates include purchases and sales and miscellaneous other administrative expenses incurred by the Parent on behalf of the Company. The net amount of any receivable from or payable to the Parent and other affiliates, with the exception of affiliate debt and notes receivable, are reported as a component of business equity. There are no terms of settlement or interest charges associated with the intercompany account balances. Transactions with the Parent and other related affiliates outside of the Company are considered to be effectively settled for cash in the Combined Statements of Cash Flows at the time the transaction is recorded. However, certain expenses paid by the Parent on behalf of the Company have been treated as non-cash and reported within the change in accrued expenses and other liabilities in the Combined Statements of Cash Flows.

An analysis of the cash transactions solely with the Parent follows:

	2011	2010
	(In Millions)
Cash funding from Parent	$751.0	$755.4
Cash remitted to Parent	(749.7)	(651.5)
Taxes paid by Parent	0.8	13.9

Affiliate Debt

A summary of the Company’s affiliate debt arrangements at December 31, 2011 and January 1, 2011 and related party interest expense are shown below:

	Interest Rate	2011	2010
		(In Millions)
Affiliate notes payable due 2013	0.0% – 7.2%	$58.8	$77.8
Affiliate notes payable due 2015	10.8%	319.9	395.4
Affiliate notes payable on demand	2.0%	33.0	33.0

Total affiliate debt, including current maturities		411.7	506.2
Less: affiliate notes payable on demand classified as current		(33.0)	(33.0)
Less: principle payments due within 1 year for other notes payable		(105.0)	(99.3)

Long-term related party debt		$273.7	$373.9

Interest expense – affiliate, net		$42.7	$41.9

Affiliate Notes Receivable

The Company has a variety of notes receivable agreements with affiliates of the Parent. These loans bear interest at fixed rates ranging from 0.9% to 2.5% and have maturity dates ranging from 2013 through 2015. Affiliate notes receivable were $33.5 million and $21.6 million at December 31, 2011 and January 1, 2011, respectively.

The HHI Group

Notes to Combined Financial Statements  (continued)

B. Significant Accounting Policies

Foreign Currency

For foreign operations with functional currencies other than the U.S. dollar, asset and liability accounts are translated at current exchange rates; income and expenses are translated using weighted-average exchange rates. Translation adjustments are reported in a separate component of business equity and exchange gains and losses on transactions are included in earnings.

Cash Equivalents

Highly liquid investments with original maturities of three months or less are considered cash equivalents.

Accounts Receivable

Trade receivables are stated at gross invoice amount less discounts, other allowances and provision for uncollectible accounts.

Allowance for Doubtful Accounts

The Company estimates its allowance for doubtful accounts using two methods. First, a specific reserve is established for individual accounts where information indicates the customers may have an inability to meet financial obligations. Second, a reserve is determined for all customers based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience. Actual write-offs are charged against the allowance when collection efforts have been unsuccessful.

Inventories

Certain U.S. inventories are valued at the lower of Last-In First-Out (“LIFO”) cost or market because the Company believes it results in better matching of costs and revenues. Other inventories are valued at the lower of First-In, First-Out (“FIFO”) cost or market primarily because LIFO is not permitted for statutory reporting outside the U.S. See Note D, Inventories, for a quantification of the LIFO impact on inventory valuation.

Property, Plant and Equipment

The Company generally values property, plant and equipment, including capitalized software, at historical cost less accumulated depreciation and amortization. Costs related to maintenance and repairs which do not prolong the assets useful life are expensed as incurred. Depreciation and amortization are provided using straight-line methods over the estimated useful lives of the assets as follows:

Useful Life (Years)
Land improvements	10 – 20
Buildings	40
Machinery and equipment	3 – 15
Computer software	3 – 5

Leasehold improvements are depreciated over the shorter of the estimated useful life or the term of the lease.

The HHI Group

Notes to Combined Financial Statements  (continued)

B. Significant Accounting Policies  (continued)

The Company reports depreciation and amortization of property, plant and equipment in cost of sales and selling, general and administrative expenses (“SG&A”) based on the nature of the underlying assets. Depreciation and amortization related to the production of inventory and delivery of services are recorded in cost of sales. Depreciation and amortization related to distribution center activities, selling and support functions are reported in SG&A.

The Company assesses its long-lived assets for impairment when indicators that the carrying values may not be recoverable are present. In assessing long-lived assets for impairment, the Company groups its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are generated (“asset group”) and estimates the undiscounted future cash flows that are directly associated with and expected to be generated from the use of and eventual disposition of the asset group. If the carrying value is greater than the undiscounted cash flows, an impairment loss must be determined and the asset group is written down to fair value. The impairment loss is quantified by comparing the carrying amount of the asset group to the estimated fair value, which is determined using weighted-average discounted cash flows that consider various possible outcomes for the disposition of the asset group.

Goodwill and Intangible Assets

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Intangible assets acquired are recorded at estimated fair value. Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are tested for impairment annually during the third quarter, and at any time when events suggest an impairment more likely than not has occurred. To assess goodwill for impairment, the Company determines the fair value of its reporting units, which are primarily determined using management’s assumptions about future cash flows based on long-range strategic plans. This approach incorporates many assumptions including future growth rates, discount factors and tax rates. In the event the carrying value of a reporting unit exceeded its fair value, an impairment loss would be recognized to the extent the carrying amount of the reporting unit’s goodwill exceeded the implied fair value of the goodwill.

Indefinite-lived intangible asset carrying amounts are tested for impairment by comparing to current fair market value, usually determined by the estimated cost to lease the asset from third parties. Intangible assets with definite lives are amortized over their estimated useful lives generally using an accelerated method. Under this accelerated method, intangible assets are amortized reflecting the pattern over which the economic benefits of the intangible assets are consumed. Definite-lived intangible assets are also evaluated for impairment when impairment indicators are present. If the carrying value exceeds the total undiscounted future cash flows, a discounted cash flow analysis is performed to determine the fair value of the asset. If the carrying value of the asset were to exceed the fair value, it would be written down to fair value. No goodwill or other intangible asset impairments were recorded during 2011 or 2010.

Interest Expense

The Combined Statements of Operations included an allocation of $4.5 million of interest expense associated with the Parent Company’s junior subordinated debt issued by The Stanley Works on November 22, 2005. The outstanding junior subordinated debt was paid by the Parent in December 2010. The debt has not been reflected in the Combined Financial Statements as the Company did not assume the debt nor has the Company guaranteed or pledged its assets as collateral for the debt.

The HHI Group

Notes to Combined Financial Statements  (continued)

B. Significant Accounting Policies  (continued)

Financial Instruments

The Company participates in the Parent’s centralized hedging functions which are primarily designed to minimize exposure on foreign currency risk. These hedging instruments are recorded in the financial statements of the Parent and as such, the effects of such hedging instruments are not reflected in the Combined Statements of Operations or Combined Balance Sheets. In 2010, HHI employed derivative financial instruments to manage risks, specifically commodity prices, which were not used for trading or speculative purposes. The Company recognizes these derivative instruments in the Combined Balance Sheets at fair value. Changes in the fair value of derivatives are recognized periodically either in earnings or in business equity as a component of other comprehensive income, depending on whether the derivative financial instrument is undesignated or qualifies for hedge accounting, and if so, whether it represents a fair value, cash flow, or net investment hedge. Changes in the fair value of derivatives accounted for as fair value hedges are recorded in earnings in the same caption as the changes in the fair value of the hedged items. Gains and losses on derivatives designated as cash flow hedges, to the extent they are effective, are recorded in other comprehensive income, and subsequently reclassified to earnings to offset the impact of the hedged items when they occur. In the event it becomes probable the forecasted transaction to which a cash flow hedge relates will not occur, the derivative would be terminated and the amount in other comprehensive income would generally be recognized in earnings.

Stock Based Compensation

Certain employees of the Company have historically participated in the stock-based compensation plans of the Parent. The plans provide for discretionary grants of stock options, restricted stock units, and other stock-based awards. All awards granted under the plan consist of the Parent’s common shares. As such, all related equity account balances remained at the Parent, with only the allocated expense for the awards provided to Company employees, as well as an allocation of expenses related to the Parent’s corporate employees who participate in the plan, being recorded in the Combined Financial Statements.

Stock options are granted at the fair market value of the Parent’s stock on the date of grant and have a 10-year term. Compensation cost relating to stock-based compensation grants is recognized on a straight-line basis over the vesting period, which is generally four years.

Revenue Recognition

The Company’s revenues result from the sale of tangible products, where revenue is recognized when the earnings process is complete, collectability is reasonably assured, and the risks and rewards of ownership have transferred to the customer, which generally occurs upon shipment of the finished product, but sometimes is upon delivery to customer facilities.

Provisions for customer volume rebates, product returns, discounts and allowances are recorded as a reduction of revenue in the same period the related sales are recorded. Consideration given to customers for cooperative advertising is recognized as a reduction of revenue except to the extent that there is an identifiable benefit and evidence of the fair value of the advertising, in which case the expense is classified as SG&A. The Company sometimes conveys consideration to certain large customers in order to obtain retail store shelf space that enables future sales. The Company capitalizes the consideration paid and amortizes the amount as a reduction of revenue over the period of future sales benefit, not to exceed three years.

The HHI Group

Notes to Combined Financial Statements  (continued)

B. Significant Accounting Policies  (continued)

Cost of Sales and Selling, General and Administrative

Cost of sales includes the cost of products and services provided reflecting costs of manufacturing and preparing the product for sale. These costs include expenses to acquire and manufacture products to the point that they are allocable to be sold to customers. Cost of sales is primarily comprised of inbound freight, direct materials, direct labor as well as overhead which includes indirect labor, facility and equipment costs. Cost of sales also includes quality control, procurement and material receiving costs as well as internal transfer costs. SG&A costs include the cost of selling products as well as administrative function costs. These expenses generally represent the cost of selling and distributing the products once they are available for sale and primarily include salaries and commissions of the Company’s sales force, distribution costs, notably salaries and facility costs, as well as administrative expenses for certain support functions and related overhead.

Advertising Costs

Television advertising is expensed the first time the advertisement airs, whereas other advertising is expensed as incurred. Advertising costs are classified in SG&A and amounted to $15.8 million in 2011 and $15.6 million in 2010. Expense pertaining to cooperative advertising with customers reported as a reduction of net sales was $52.0 million in 2011 and $60.0 million in 2010.

Sales Taxes

Sales and value added taxes collected from customers and remitted to governmental authorities are excluded from Net sales reported in the Combined Statements of Operations.

Shipping and Handling Costs

The Company generally does not bill customers for freight. Shipping and handling costs associated with inbound freight are reported in cost of sales. Shipping costs associated with outbound freight are reported as a reduction of net sales and amounted to $24.6 million and $23.5 million in 2011 and 2010, respectively. Distribution costs are classified as SG&A and amounted to $35.7 million and $32.4 million in 2011 and 2010.

Postretirement Defined Benefit Plan

For Company-sponsored plans, the Company uses the corridor approach to determine expense recognition for each defined benefit pension and other postretirement plan. The corridor approach defers actuarial gains and losses resulting from variances between actual and expected results (based on economic estimates or actuarial assumptions) and amortizes them over future periods. For pension plans, these unrecognized gains and losses are amortized when the net gains and losses exceed 10% of the greater of the market-related value of plan assets or the projected benefit obligation at the beginning of the year. For other postretirement benefits, amortization occurs when the net gains and losses exceed 10% of the accumulated postretirement benefit obligation at the beginning of the year. For ongoing, active plans, the amount in excess of the corridor is amortized on a straight-line basis over the average remaining service period for active plan participants. For plans with primarily inactive participants, the amount in excess of the corridor is amortized on a straight-line basis over the average remaining life expectancy of inactive plan participants.

The HHI Group

Notes to Combined Financial Statements  (continued)

B. Significant Accounting Policies  (continued)

Income Taxes

The Company’s operations are included in separate income tax returns filed with the appropriate taxing jurisdictions, except for U.S. federal and certain state and foreign jurisdictions in which the Company’s operations are included in the income tax returns of the Parent or an affiliate.

The provision for income taxes is computed as if the Company filed on a combined stand-alone or separate tax return basis, as applicable. The provision for income taxes does not reflect the Company’s inclusion in the tax returns of the Parent or an affiliate. It also does not reflect certain actual tax efficiencies realized by the Parent in its combined tax returns that include the Company, due to legal structures it employs outside the Company. Certain income taxes of the Company are paid by the Parent or an affiliate on behalf of the Company. The payment of income taxes by the Parent or affiliate on behalf of the Company is recorded within Parent Company’s net investment and accumulated earnings on the Combined Balance Sheets.

Deferred income taxes and related tax expense have been recorded by applying the asset and liability approach to the Company as if it was a separate taxpayer. Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in the Combined Financial Statements. Deferred tax liabilities and assets are determined based on the differences between the book values and the tax bases of the particular assets and liabilities, using enacted tax rates and laws in effect for the years in which the differences are expected to reverse. A valuation allowance is provided when the Company determines that it is more likely than not that a portion of the deferred tax asset balance will not be realized.

The Company records uncertain tax positions in accordance with ASC 740 which requires a two step process, first management determines whether it is more likely than not that a tax position will be sustained based on the technical merits of the position and second, for those tax positions that meet the more likely than not threshold, management recognizes the largest amount of the tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related taxing authority. The Company maintains an accounting policy of recording interest and penalties on uncertain tax positions as a component of the income tax expense in the Combined Statements of Operations.

Subsequent Events

The Company has evaluated all subsequent events through May 21, 2012, the date the financial statements were available to be issued.

New Accounting Standards

In January of 2012, the Company adopted ASU 2011-05, “Comprehensive Income (Topic 220),” which revised the manner in which the Company presents comprehensive income in the financial statements. Adoption of this standard was applied retrospectively for all periods presented in the financial statements. The new guidance requires entities to report components of comprehensive income in either (1) continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU did not change the items that must be reported in other comprehensive income.

In September 2011, the FASB issued ASU 2011-08, “Intangibles—Goodwill and Other (Topic 350)—Testing Goodwill for Impairment (revised standard).” The revised standard is intended to reduce the costs and

The HHI Group

Notes to Combined Financial Statements  (continued)

B. Significant Accounting Policies  (continued)

complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. This ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company will consider this new guidance as it conducts its annual goodwill impairment testing in 2012.

C. Accounts Receivable

	2011	2010
	(In Millions)
Gross accounts receivable	$110.2	$94.6
Allowance for doubtful accounts	(2.1)	(1.5)

Accounts receivable, net	$108.1	$93.1

Trade receivables are dispersed among a large number of retailers, distributors and industrial accounts in many countries. Adequate reserves have been established to cover anticipated credit losses.

The Company was part of the Parent’s accounts receivable sale program in fiscal 2010 and 2011. According to the terms of that program, the Parent is required to sell certain of its trade accounts receivables at fair value to a wholly owned, consolidated, bankruptcy-remote special purpose subsidiary (“BRS”). The BRS, in turn, must sell such receivables to a third-party financial institution (“Purchaser”) for cash and a deferred purchase price receivable. The Purchaser’s maximum cash investment in the receivables at any time is $100.0 million. The purpose of the program is to provide liquidity to the Parent. These transfers are accounted for as sales under ASC 860 “Transfers and Servicing”. Receivables are derecognized from the Combined Balance Sheets when the BRS sells those receivables to the Purchaser. The Company has no retained interests in the transferred receivables, other than collection and administrative responsibilities and its right to the deferred purchase price receivable. At December 31, 2011 and January 1, 2011, the Parent, as well as the Company, did not record a servicing asset or liability related to its retained responsibility, based on its assessment of the servicing fee, market values for similar transactions and its cost of servicing the receivables sold.

At January 1, 2011, $2.6 million of net receivables were derecognized, with no amounts being derecognized at December 31, 2011, as the Company ended its participation in the program during the year. All cash flows under the program are reported as a component of changes in accounts receivable within operating activities in the Combined Statements of Cash Flows since all the cash from the Purchaser is either received upon the initial sale of the receivable; or from the ultimate collection of the underlying receivables and the underlying receivables are not subject to significant risks, other than credit risk, given their short-term nature.

D. Inventories

	2011	2010
	(In Millions)
Finished products	$130.2	$115.0
Work in process	13.5	10.6
Raw materials	27.5	32.5

Total	$171.2	$158.1

The HHI Group

Notes to Combined Financial Statements  (continued)

D. Inventories  (continued)

Net inventories in the amount of $78.0 million at December 31, 2011 and $74.8 million at January 1, 2011 were valued at the lower of LIFO cost or market. If the LIFO method had not been used, inventories would have been $14.6 million higher than reported at December 31, 2011 and $11.9 million higher than reported at January 1, 2011.

E. Property, Plant and Equipment

	2011	2010
	(In Millions)
Land	$6.7	$5.9
Land improvements	6.2	6.0
Buildings	50.2	32.6
Leasehold improvements	11.3	11.6
Machinery and equipment	116.2	105.2
Computer software	14.4	12.1

Property, plant and equipment, gross	205.0	173.4

Less: accumulated depreciation and amortization	(94.3)	(66.1)

Property, plant and equipment, net	$110.7	$107.3

Depreciation and amortization expense associated with property, plant and equipment was $26.2 million and $28.9 million for the year ended December 31, 2011 and January 1, 2011, respectively.

F. Merger

As more fully described in Note A Basis of Presentation, the Merger occurred on March 12, 2010. The fair value of consideration transferred by the Parent for HHI acquired from Black & Decker was $798.5 million, inclusive of Black & Decker shares outstanding and employee related equity awards. The consideration transferred was treated as a capital contribution to the Company in the Combined Financial Statements and included as part of the net transfers to the Parent in the Statement of Changes in Business Equity. The transaction was accounted for using the acquisition method of accounting which requires, among other things, the assets acquired and liabilities assumed be recognized at their fair values as of the date of acquisition. The purchase price allocation for the acquired businesses was completed in 2010.

The HHI Group

Notes to Combined Financial Statements  (continued)

F. Merger  (continued)

HHI sells residential and commercial hardware, including door knobs and handles, locksets and faucets. The Merger complemented the Company’s existing hardware product offerings and further diversified the Company’s product lines. The following table summarizes the fair values of major assets acquired and liabilities of HHI assumed as part of the Merger:

(In Millions)
Cash and cash equivalents	$9.2
Accounts receivable, net	73.4
Inventories, net	142.3
Prepaid expenses and other current assets	11.0
Property, plant and equipment	82.2
Trade names	108.0
Customer relationships	43.0
Patents and technology	25.0
Other assets	0.3
Accounts payable	(33.4)
Accrued liabilities	(38.6)
Deferred tax liabilities	(75.6)
Other long term liabilities	(52.7)

Total identifiable net assets	294.1

Goodwill	504.4

Total consideration transferred by the Parent and contributed to the Company	$798.5

As of the merger date, the expected fair value of accounts receivable approximated the historical cost. The gross contractual receivable was $76.3 million, of which $2.9 million was not expected to be collectible. Inventory includes a $31.3 million fair value adjustment, which was expensed through cost of sales during 2010 as the corresponding inventory was sold.

The weighted-average useful lives assigned to the finite-lived intangible assets are trade names—15 years; customer relationships—12 years; and patents and technology—10 years. Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the expected cost synergies of the combined business, assembled workforce, and the going concern nature of HHI. It is estimated that $19.9 million of goodwill, relating to HHI’s pre-merger historical tax basis, will be deductible for tax purposes.

Actual and Pro-Forma Impact of the Merger

The Company’s Combined Statements of Operations for the fiscal year ending January 1, 2011 includes $662.8 million in net sales and $10.4 million in net income relating to HHI.

The following table presents supplemental pro-forma information as if the Merger had occurred on January 3, 2010. This pro-forma information includes merger related charges for the period. The pro-forma results are not necessarily indicative of what the Company’s combined net earnings would have been had the Company

The HHI Group

Notes to Combined Financial Statements  (continued)

F. Merger  (continued)

completed the Merger on January 3, 2010. In addition, the pro-forma results do not reflect the expected realization of any cost savings associated with the Merger.

2010
(In Millions)
Net sales	$1,063.2
Net earnings	1.4

The 2010 pro-forma results were calculated by combining the results of the HHI Group with the HHI business’s stand-alone results from January 3, 2010 through March 12, 2010. The following adjustments were made to account for certain costs which would have been incurred during this pre-Merger period.

•	Elimination of the historical pre-Merger intangible asset amortization expense and the addition of intangible asset amortization expense related to intangibles valued as part of the Merger that would have been incurred from January 3, 2010 to March 12, 2010.

•	Additional depreciation related to property, plant and equipment fair value adjustments that would have been expensed from January 3, 2010 to March 12, 2010.

•	The modifications above were adjusted for the applicable tax impact.

G. Goodwill and Intangible Assets

Goodwill

The changes in the carrying amount of goodwill are as follows:

	2011	2010
	(In Millions)
Beginning balance	$583.3	$71.8
Addition from the merger	—	504.4
Foreign currency translation	(9.7)	7.1

Ending balance	$573.6	$583.3

Intangible Assets

Intangible assets at December 31, 2011 and January 1, 2011 were as follows:

	2011		2010
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(In Millions)
Amortized intangible assets – definite lives:
Patents and technology	$25.0	$(4.5)	$25.0	$(1.6)
Trade names	108.0	(15.4)	108.0	(6.7)
Customer relationships	65.1	(25.2)	65.6	(20.4)

Total	$198.1	$(45.1)	$198.6	$(28.7)

The HHI Group

Notes to Combined Financial Statements  (continued)

G. Goodwill and Intangible Assets  (continued)

Total indefinite-lived trade names are $18.1 million at December 31, 2011 and $18.2 million at January 1, 2011, relating to the National Hardware tradename, with the change in value due to fluctuations in currency rates. Future amortization expense in each of the next five years amounts to $17.7 million for 2012, $17.8 million for 2013, $17.2 million for 2014, $15.9 million for 2015, $14.5 million for 2016 and $69.9 million thereafter.

H. Accrued Expenses

Accrued expenses at December 31, 2011 and January 1, 2011 were as follows:

	2011	2010
	(In Millions)
Payroll and related taxes	$10.6	$11.4
Customer rebates and sales returns	11.7	7.3
Accrued restructuring costs	7.8	8.9
Accrued freight	4.1	3.7
Insurance and benefits	5.9	5.1
Accrued litigation	5.0	2.5
ESOP	4.5	0.8
Warranty costs	4.4	4.3
Other	10.5	1.3

Total	$64.5	$45.3

I. Fair Value Measurements and Commodity Contracts

Fair Value Measurements

ASC 820 defines, establishes a consistent framework for measuring, and expands disclosure requirements about fair value. ASC 820 requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs and significant value drivers are observable.

Level 3—Instruments that are valued using unobservable inputs.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The assets and liabilities that are recorded at fair value on a recurring basis are derivative financial instruments, which are all considered Level 2 in the fair value hierarchy. The fair values of debt instruments are estimated using a discounted cash flow analysis using the Company’s marginal borrowing rates. The fair value of affiliate debt was $445.5 million and $559.1 million at December 31, 2011 and January 1, 2011, respectively.

The HHI Group

Notes to Combined Financial Statements  (continued)

I. Fair Value Measurements and Commodity Contracts  (continued)

Assets Recorded at Fair Value on a Nonrecurring Basis

The following table presents the fair value and hierarchy level used in determining the fair value of this asset group (in millions):

	Carrying Value January 1, 2011	Level 1	Level 2	Level 3	Impairment
Long-lived assets held and used	$20.8	$—	$—	$20.8	$(0.9)

As described in Note N, Restructuring and Asset Impairments, during 2010 the Company recorded a $0.9 million asset impairment relating to certain U.S. manufacturing operations with a net book value of $21.7 million. These fair value measurements were calculated using unobservable inputs, primarily using the income approach, specifically the discounted cash flow method, which are classified as Level 3 within the fair value hierarchy. The amount and timing of future cash flows within these analyses was based on our most recent operational budgets, long-range strategic plans and other estimates.

Commodity Contracts

In conjunction with the Merger, commodity contracts to purchase 7.4 million pounds of zinc and copper were assumed. These contracts were used to manage price risks related to material purchases used in the manufacturing process. The objective of the contracts was to reduce the variability of cash flows associated with the forecasted purchase of these commodities. During 2010 all assumed commodity contracts either matured or were terminated. No notional amounts were outstanding as of December 31, 2011 or January 1, 2011. The income statement impacts related to commodity contracts not designated as hedging instruments were as follows (in millions):

	Income Statement Classification	2010 Loss Recorded in Income on Derivative
Commodity Contracts	Other, net	$1.3

J. Stock Based Compensation

Stock Options: For the year ended December 31, 2011, there were 28,000 options in the common stock of the Parent granted to employees of the Company with 204,074 options outstanding at year end. Stock option expense recognized for the year ended December 31, 2011 was $0.3 million. Expense was recognized based on the fair value of the option awards granted to participating employees of the Company. For the year ended January 1, 2011, there were 35,250 options granted to employees of the Company, 209,466 options outstanding at year end and stock option expense recognized of $0.2 million. As of December 31, 2011, unrecognized compensation expense amounted to $1.0 million.

Employee Stock Purchase Plan: The Employee Stock Purchase Plan (“ESPP”) of the Parent enables eligible employees in the United States and Canada to subscribe at any time to purchase shares of common stock on a monthly basis at the lower of 85% of the fair market value of the shares on the grant date ($53.00 per share for fiscal year 2011 purchases) or 85% of the fair market value of the shares on the last business day of each month. ESPP compensation cost is recognized ratably over the one-year term based on actual employee stock purchases under the plan.

The HHI Group

Notes to Combined Financial Statements  (continued)

J. Stock Based Compensation  (continued)

During 2011 and 2010, 12,092 shares and 5,538 shares were issued to employees of the Company at average prices of $50.85 and $37.53 per share, respectively. Total compensation expense recognized by the Company amounted to $0.3 million and $0.1 million for 2011 and 2010, respectively.

Restricted Share Units: Compensation cost for restricted share units (“RSU”) granted to employees of the Company is recognized ratably over the vesting term, which varies but is generally 4 years. RSU grants totaled 9,336 shares and 12,753 shares in 2011 and 2010, respectively. The weighted-average grant date fair value of the RSU’s granted in 2011 and 2010 were $61.79 and $59.99, respectively. Total compensation expense recognized for RSU’s amounted to $0.2 million and $0.1 million for 2011 and 2010, respectively. As of December 31, 2011 unrecognized compensation cost amounted to $1.0 million.

Long-Term Performance Awards: The Parent has granted Long Term Performance Awards (“LTIPs”) under its 1997, 2001 and 2009 Long Term Incentive Plans to senior management employees of the Company for achieving Parent performance measures. Awards are payable in shares of the Parent common stock, which may be restricted if the employee has not achieved certain stock ownership levels, and generally no award is made if the employee terminates employment prior to the payout date.

Working capital incentive plan: In 2010, the Parent initiated a bonus program under its 2009 Long Term Incentive Plan that provides executives the opportunity to receive stock in the event certain working capital turn objectives are achieved by June 2013 and are sustained for a period of at least six months. The ultimate issuances of shares, if any, will be determined based on achievement of objectives during the performance period. A single employee of the Company was issued 2,742 shares under this plan in 2010.

Other Long-Term Performance Awards: A potential maximum of 5,484 LTIP grants were made in 2010 and a potential maximum of 3,851 LTIP grants were made in 2011 to an employee of the Company. Each grant has separate annual performance goals for each year within the respective three year performance period associated with each award. Parent earnings per share and return on capital employed represent 75% of the share payout of each grant, with the remaining 25% a market-based element, measuring the Parent’s common stock return relative to peers over the performance period. The ultimate delivery of shares will occur in 2013 and 2014 for the 2010 and 2011 grants, respectively. Total payouts are based on actual performance in relation to these goals. Total compensation expense recognized for LTIP awards amounted to $0.1 million in both 2011 and 2010.

K. Accumulated Other Comprehensive Income

Accumulated other comprehensive income at the end of each fiscal year was as follows:

	2011	2010
	(In Millions)
Currency translation adjustment	$36.3	$49.5
Pension loss, net of tax	(12.0)	(9.9)

Accumulated other comprehensive income	$24.3	$39.6

The HHI Group

Notes to Combined Financial Statements  (continued)

L. Employee Benefit Plans

Employee Stock Ownership Plan (“ESOP”)

Most of the Company’s U.S. employees, including Black & Decker employees beginning on January 1, 2011, are allowed to participate in a tax-deferred 401(k) savings plan administered and sponsored by the Parent. Eligible employees may contribute from 1% to 25% of their eligible compensation to a tax-deferred 401(k) savings plan, subject to restrictions under tax laws. Employees generally direct the investment of their own contributions into various investment funds. In 2011 and 2010, an employer match benefit was provided under the plan equal to one-half of each employee’s tax-deferred contribution up to the first 7% of their compensation. Participants direct the entire employer match benefit such that no participant is required to hold the Parent’s common stock in their 401(k) account. The Company’s employer match benefit totaled $2.1 million and $0.3 million in 2011 and 2010, respectively. The increase is attributable to the HHI integration into the ESOP in 2011.

In addition, approximately 1,500 of the Company’s U.S. salaried and non-union hourly employees are eligible to receive a non-contributory benefit under the Core benefit plan. Core benefit allocations range from 2% to 6% of eligible employee compensation based on age. Approximately 1,157 U.S. employees also receive a Core transition benefit, allocations of which range from 1%—3% of eligible compensation based on age and date of hire. Approximately 207 U.S. employees are eligible to receive an additional average 1.3% contribution actuarially designed to replace previously curtailed pension benefits. The Company’s allocations for benefits earned under the Core plan were $4.5 million in 2011 and $0.8 million in 2010. Assets held in participant Core accounts are invested in target date retirement funds which have an age-based allocation of investments. The increase is attributable to the HHI integration into the Core plan in 2011.

The Parent accounts for the ESOP under ASC 718-40, “Compensation—Stock Compensation—Employee Stock Ownership Plans”. Net ESOP activity recognized is comprised of the cost basis of shares released, the cost of the aforementioned Core and 401(k) match defined contribution benefits, less the fair value of shares released and dividends on unallocated ESOP shares. The Company’s net ESOP activity resulted in expense of $3.7 million and $1.1 million in 2011 and 2010, respectively. The 401(k) employer match and Core benefit elements of net ESOP expense represent the actual benefits earned by the Company’s participants in each year, while the cost basis of shares released, the fair value of shares released and the dividends on unallocated shares elements are based on the proportion of the Company’s actual earned benefits in relation to the Parent’s ESOP total earned benefits. The increase in net ESOP expense in 2011 is related to the merger of a portion of the U.S. Black & Decker 401(k) defined contribution plan into the ESOP and extending the Core benefit to these employees. ESOP expense is affected by the market value of the Parent’s common stock on the monthly dates when shares are released. The market value of shares released averaged $68.12 per share in 2011 and $58.56 per share in 2010.

Parent Sponsored Pension Plans

The Company participates in certain U.S. and Canadian plans sponsored solely by the Parent. All participants in the plans are employees or former employees of the Parent, either directly or through its subsidiaries. The primary U.S. plan was curtailed in 2010 and the other plans are generally also curtailed with no additional service benefits to be earned by participants. The Company’s expense associated with the parent sponsored plans was $3.2 million and $5.0 million for 2011 and 2010, respectively.

Defined Contribution Plans

In addition to the ESOP, various other defined contribution plans are sponsored worldwide, including a tax-deferred 401(k) savings plan covering substantially all Black & Decker U.S. employees. The expense for such

The HHI Group

Notes to Combined Financial Statements  (continued)

L. Employee Benefit Plans  (continued)

defined contribution plans, aside from the earlier discussed ESOP, was $1.5 million and $2.4 million for 2011 and 2010, respectively. The decrease in other defined contribution plan expense in 2011 relative to 2010 pertains to the merger of the Black & Decker U.S. defined contribution plan into the ESOP.

Defined Benefit Plans

Pension and other benefit plans—The Company sponsors pension plans covering 284 domestic employees and 3,970 foreign employees (primarily in Mexico). Benefits are generally based on salary and years of service, except for U.S. collective bargaining employees whose benefits are based on a stated amount for each year of service.

The components of net periodic pension expense are as follows:

	U.S. Plan		Non-U.S. Plans
	2011	2010	2011	2010
	(In Millions)
Service cost	$0.2	$0.3	$0.7	$0.4
Interest cost	3.4	3.5	0.5	0.4
Expected return on plan assets	(3.4)	(3.7)	—	—
Amortization of actuarial loss	0.3	0.7	0.1	—

Net periodic pension expense	$0.5	$0.8	$1.3	$0.8

The Company provides medical and dental fixed subsidy benefits for certain retired employees in the United States. Approximately 27 participants are covered under this plan. Net periodic post-retirement benefit expense was comprised of the following elements:

	Other Benefit Plan
	2011	2010
	(In Millions)
Interest cost	$0.2	$0.2
Prior service credit amortization	(0.2)	(0.1)

Net periodic post-retirement benefit (income) expense	$—	$0.1

Changes in plan assets and benefit obligations recognized in other comprehensive income in 2011 are as follows:

2011
(In Millions)
Current year actuarial loss	$3.1
Amortization of actuarial loss	(0.2)
Currency	(0.1)

Total loss recognized in other comprehensive income (pre-tax)	$2.8

The amounts in accumulated other comprehensive loss expected to be recognized as components of net periodic benefit costs during 2012 total $0.4 million, representing the amortization of actuarial losses.

The HHI Group

Notes to Combined Financial Statements  (continued)

L. Employee Benefit Plans  (continued)

The changes in the pension and other post-retirement benefit obligations, fair value of plan assets, as well as amounts recognized in the Combined Balance Sheets, are shown below (in millions):

	U.S. Plan		Non-U.S. Plans		Other Benefits
	2011	2010	2011	2010	2011	2010
Change in benefit obligation
Benefit obligation at end of prior year	$67.3	$63.3	$7.2	$1.3	$4.4	$4.7
Service cost	0.2	0.3	0.7	0.4	—	—
Interest cost	3.4	3.5	0.5	0.4	0.2	0.2
Settlements/curtailments	—	—	(0.1)	—	—	—
Actuarial (gain) loss	6.8	3.9	(1.4)	1.6	(0.7)	—
Foreign currency exchange rates	—	—	(0.7)	0.2	—	—
Acquisitions, divestitures and other	(0.2)	—	—	3.7	—	—
Benefits paid	(3.5)	(3.7)	(0.5)	(0.4)	(0.4)	(0.5)

Benefit obligation at end of year	$74.0	$67.3	$5.7	$7.2	$3.5	$4.4

Change in plan assets
Fair value of plan assets at end of prior year	$53.3	$50.8	$—	$—	$—	$—
Actual return on plan assets	5.1	6.2	—	—	—	—
Employer contributions	0.5	—	0.5	0.4	0.4	0.5
Acquisitions, divestitures and other	(0.2)	—	—	—	—	—
Benefits paid	(3.5)	(3.7)	(0.5)	(0.4)	(0.4)	(0.5)

Fair value of plan assets at end of plan year	55.2	53.3	—	—	—	—

Funded status – assets less the benefit obligation	(18.8)	(14.0)	(5.7)	(7.2)	(3.5)	(4.4)
Unrecognized net actuarial loss (gain)	20.2	15.4	0.2	1.8	(2.2)	(1.7)

Net amount recognized	$1.4	$1.4	$(5.5)	$(5.4)	$(5.7)	$(6.1)

Amounts recognized in the Combined Balance Sheets
Current benefit liability	$—	$—	$(0.2)	$(0.2)	$(0.5)	$(0.6)
Non-current benefit liability	(18.8)	(14.0)	(5.5)	(7.0)	(3.0)	(3.8)

Net liability recognized	$(18.8)	$(14.0)	$(5.7)	$(7.2)	$(3.5)	$(4.4)
Accumulated other comprehensive loss (gain) (pre-tax):
Actuarial loss (gain)	$20.2	$15.4	$0.2	$1.8	$(2.2)	$(1.7)

Net amount recognized	$1.4	$1.4	$(5.5)	$(5.4)	(5.7)	$(6.1)

The increase in the U.S. projected benefit obligation from actuarial losses in 2011 primarily pertains to the 75 basis point decline in the discount rate.

The accumulated benefit obligation for all defined benefit pension plans was $77.2 million at December 31, 2011 and $71.1 million at January 1, 2011. Information regarding pension plans in which the accumulated benefit

The HHI Group

Notes to Combined Financial Statements  (continued)

L. Employee Benefit Plans  (continued)

obligations exceed plan assets and pension plans in which projected benefit obligations (inclusive of anticipated future compensation increases) exceed plan assets follows:

	U.S. Plan		Non-U.S. Plans
	2011	2010	2011	2010
	(In Millions)
Projected benefit obligation	$74.0	$67.3	$5.7	$7.2
Accumulated benefit obligation	$74.0	$67.3	$3.2	$3.8
Fair value of plan assets	$55.2	$53.3	$—	$—

The major assumptions used in valuing pension and post-retirement plan obligations and net costs were as follows:

	Pension Benefits				Other Benefits
	U.S. Plans		Non-U.S. Plans		U.S. Plan
	2011	2010	2011	2010	2011		2010
Weighted-average assumptions used to determine benefit obligations at year end
Discount rate	4.50%	5.25%	8.75%	7.25%	4.00%		5.00%
Rate of compensation increase	—%	—%	4.75%	4.75%	—%		—%

Weighted-average assumptions used to determine net periodic benefit cost
Discount rate	5.25%	5.75%	7.25%	9.00%	5.00%		5.50%
Rate of compensation increase	—%	—%	4.75%	4.75%	—	%— %
Expected return on plan assets	6.75%	7.50%	—%	—%	—	%— %

The expected rate of return on plan assets is determined considering the returns projected for the various asset classes and the relative weighting for each asset class considering the target asset allocations. In addition the Company considers historical performance, the recommendations from outside actuaries and other data in developing the return assumption. The Company expects to use a weighted-average rate of return assumption of 6.5% for the U.S. plan, in the determination of fiscal 2012 net periodic benefit expense.

The HHI Group

Notes to Combined Financial Statements  (continued)

L. Employee Benefit Plans  (continued)

Pension Plan Assets

Plan assets are invested in equity securities, government and corporate bonds and other fixed income securities, and money market instruments. The Company’s worldwide asset allocations at December 31, 2011 and January 1, 2011 by asset category and the level of the valuation inputs within the fair value hierarchy established by ASC 820 are as follows (in millions):

	2011	Level 1	Level 2
Asset Category
Cash and cash equivalents	$0.6	$0.2	$0.4
Equity securities
U.S. equity securities	16.3	2.8	13.5
Foreign equity securities	9.0	9.0	—
Fixed income securities
Government securities	15.3	14.4	0.9
Corporate securities	13.7	—	13.7
Other	0.3	—	0.3

Total	$55.2	$26.4	$28.8

	2010	Level 1	Level 2
Asset Category
Cash and cash equivalents	$12.8	$5.4	$7.4
Equity securities
U.S. equity securities	21.9	3.7	18.2
Foreign equity securities	11.2	11.2	—
Fixed income securities
Government securities	3.2	3.0	0.2
Corporate securities	1.6	—	1.6
Other	2.6	—	2.6

Total	$53.3	$23.3	$30.0

U.S. and foreign equity securities primarily consist of companies with large market capitalizations and to a lesser extent mid and small capitalization securities. Government securities primarily consist of U.S. Treasury securities and foreign government securities with de minimus default risk. Corporate fixed income securities include publicly traded U.S. and foreign investment grade and to a small extent high yield securities. Other investments include U.S. mortgage backed securities. The level 2 investments are primarily comprised of institutional mutual funds that are not publicly traded; the investments held in these mutual funds are generally level 1 publicly traded securities.

The Company’s investment strategy for pension plan assets includes diversification to minimize interest and market risks. Plan assets are rebalanced periodically to maintain target asset allocations. Currently, the Company’s target allocations include 50% in equity securities and 50% in fixed income securities. Maturities of investments are not necessarily related to the timing of expected future benefit payments, but adequate liquidity to make immediate and medium term benefit payments is ensured.

The HHI Group

Notes to Combined Financial Statements  (continued)

L. Employee Benefit Plans  (continued)

Contributions

The Company’s funding policy for its defined benefit plans is to contribute amounts determined annually on an actuarial basis to provide for current and future benefits in accordance with federal law and other regulations. The Company expects to contribute approximately $3.2 million to its pension and other post-retirement benefit plans in 2012.

Expected Future Benefit Payments

Benefit payments, inclusive of amounts attributable to estimated future employee service, are expected to be paid as follows over the next 10 years:

	Total	Year 1	Year 2	Year 3	Year 4	Year 5	Years 6-10
	(In Millions)
Future payments	$44.7	$4.2	$4.2	$4.2	$4.2	$4.2	$23.7

These benefit payments will be funded through a combination of existing plan assets and amounts to be contributed in the future by the Company.

M. Other Costs and Expenses

Other-net is primarily comprised of intangible asset amortization expense (See Note G Goodwill and Intangible Assets for further discussion), currency related gains or losses, and environmental expense. Research and development costs, which are classified in SG&A, were $7.9 million and $6.9 million for fiscal years 2011 and 2010, respectively.

N. Restructuring and Asset Impairments

A summary of the restructuring reserve activity from January 1, 2011 to December 31, 2011 is as follows (in millions):

	January 1, 2011	Additions	Usage	December 31, 2011
2011 Actions
Severance and related costs	$—	$2.8	$(0.4)	$2.4
Pre-2011 Actions
Severance and related costs	8.9	0.4	(3.9)	5.4

Total	$8.9	$3.2	$(4.3)	$7.8

2011 Actions: During 2011, the Company recognized $2.8 million of severance charges associated with the Merger and other cost actions initiated in the current year. The charges relate to the reduction of approximately 100 employees.

Pre-2011 Actions: For the year ended January 1, 2011 the Company initiated restructuring activities associated with the Merger, largely related to employee related actions. As of January 1, 2011, the reserve balance related to these pre-2011 actions totaled $8.9 million. Utilization of the reserve balance related to pre-2011 actions was $3.9 million in 2011. The vast majority of the remaining reserve balance of $5.4 million is expected to be utilized in 2012.

The HHI Group

Notes to Combined Financial Statements  (continued)

N. Restructuring and Asset Impairments  (continued)

A summary of the restructuring reserve activity from January 3, 2010 to January 1, 2011 is as follows (in millions):

	January 3, 2010	Additions	Usage	January 1, 2011
2010 Actions
Severance and related costs	$—	$11.0	$(2.1)	$8.9
Asset Impairment (facility closure)	—	0.9	(0.9)	—

Severance and related costs	—	11.9	(3.0)	8.9
Pre-2010 Actions
Severance and related costs	0.2	—	(0.2)	—

Total	$0.2	$11.9	$(3.2)	$8.9

2010 Actions: During 2010, the Company recognized $11.0 million of severance charges associated with the Merger primarily relating to the shut-down of certain U.S. manufacturing facilities and distribution centers. The charges relate to the reduction of approximately 550 employees. Additionally the Company recorded a $0.9 million asset impairment on the related facilities.

O. Business Segments and Geographic Areas

Business Segments

The Company operates as one reportable segment, inclusive of its plumbing-related products, lock and hardware products which have been aggregated consistent with the criteria in ASC 280. The Company’s operations are principally managed on a products and services basis. In accordance with ASC 280, Segment Reporting, the Company reports segment information based upon the management approach. The management approach designates the internal reporting used by the chief operating decision maker, or the CODM for making decisions about resource allocations to segments and assessing performance. The CODM allocates resources to and assesses the performance of the operating segment using information based on earnings before interest, taxes, depreciation, and amortization.

The HHI Group

Notes to Combined Financial Statements  (continued)

O. Business Segments and Geographic Areas  (continued)

Geographic Areas

Geographic net sales and long-lived assets are attributed to the geographic regions based on the geographic location of each Company subsidiary.

	2011	2010
	(In Millions)
Net sales
United States	$743.1	$657.7
Canada	105.3	107.7
Other Americas	91.4	71.2
Asia	35.2	27.6

Combined	$975.0	$864.2

Property, plant and equipment
United States	$102.6	$98.5
Canada	4.4	4.7
Other Americas	3.5	3.8
Asia	0.2	0.3

Combined	$110.7	$107.3

P. Income Taxes

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2011 and January 1, 2011 were as follows:

	2011	2010
	(In Millions)
Deferred tax liabilities:
Amortization of intangibles	$61.6	$66.4
Depreciation	3.7	—
Other	2.3	2.7

Total deferred tax liabilities	$67.6	$69.1

Deferred tax assets:
Accruals	$22.9	$20.2
Employee benefit plans	9.6	9.6
Inventories	7.3	11.2
Operating loss and tax credit carry forwards	12.2	12.0
Restructuring charges	2.9	3.0
Allowance for doubtful accounts	1.2	1.8
Depreciation	—	0.6
Other	3.1	2.8

Total deferred tax assets	$59.2	$61.2

Net deferred tax liabilities before valuation allowance	$8.4	$7.9
Valuation allowance	12.2	11.9

Net deferred tax liabilities after valuation allowance	$20.6	$19.8

The HHI Group

Notes to Combined Financial Statements  (continued)

P. Income Taxes  (continued)

Net operating loss carry forwards of $16.8 million and $16.1 million respectively, at December 31, 2011 and January 1, 2011, are available to reduce future tax obligations of certain U.S. state and foreign companies. The net operating loss carry forwards have various expiration dates beginning in 2012 with certain jurisdictions having indefinite carry forward periods.

A valuation allowance is recorded on certain deferred tax assets if it has been determined it is more likely than not that all or a portion of these assets will not be realized. The Company has recorded a valuation allowance of $12.2 million and $11.9 million for deferred tax assets existing as of December 31, 2011 and January 1, 2011, respectively. During 2011, the valuation allowance, which is primarily attributable to state net operating loss carry forwards, increased by $0.3 million.

The classification of deferred taxes as of December 31, 2011 and January 1, 2011 were as follows (in millions):

	2011		2010
	Deferred Tax Asset	Deferred Tax Liability	Deferred Tax Asset	Deferred Tax Liability
Current	$22.4	$(0.7)	$23.0	$(0.3)
Non-current	3.4	(45.7)	3.0	(45.5)

Total	$25.8	$(46.4)	$26.0	$(45.8)

Income tax expense (benefit) as of December 31, 2011 and January 1, 2011 consisted of the following:

	2011	2010
	(In Millions)
Current:
Federal	$(1.2)	$12.2
Foreign	18.0	8.6
State	1.7	1.0

Total current	18.5	21.8

Deferred:
Federal	(3.1)	(22.7)
Foreign	(3.2)	0.8
State	0.1	(0.6)

Total deferred	(6.2)	(22.5)

Provision (benefit) for income taxes	$12.3	$(0.7)

In general, there were no income taxes paid directly to any taxing authority by the Company for fiscal years 2011 and 2010. Any liability owed by the Company due to taxable income generated is settled through intercompany transfers with the Parent. Had the company paid its own tax liabilities during tax years December 31, 2011 and January 1, 2011, the net payments would have been approximately $20.2 million and $22.1 million, respectively.

The HHI Group

Notes to Combined Financial Statements  (continued)

P. Income Taxes  (continued)

The reconciliation of federal income tax at the statutory federal rate to income tax at the effective rate is as follows:

	2011	2010
	(In Millions)
Tax at statutory rate	$17.1	$(1.3)
State income taxes, net of federal benefits	0.3	0.3
Difference between foreign and federal income tax	(4.7)	(2.1)
NOL and valuation allowance items	0.9	(0.2)
Transfer price adjustments	(1.0)	2.1
Other-net	(0.3)	0.5

Income taxes	$12.3	$(0.7)

The components of earnings (loss) before provision for income taxes consisted of the following:

	2011	2010
	(In Millions)
United States	$(9.5)	$(37.3)
Foreign	58.2	33.5

Earnings (loss) before income taxes	$48.7	$(3.8)

Any undistributed foreign earnings of the Company at December 31, 2011, are considered to be invested indefinitely or will be remitted substantially free of additional U.S. tax. Accordingly, no provision has been made for taxes that might be payable upon remittance of such earnings, nor is it practicable to determine the amount of such liability.

The gross unrecognized tax benefit at December 31, 2011 is zero due to the settlement of a U.S. tax audit during fiscal year 2011. The liability for potential penalties and interest related to unrecognized tax benefits was increased $0.1 million for the tax year ended January 1, 2011, with no change during the tax year ended December 31, 2011. The liability for potential penalties and interest totaled $0.5 million January 1, 2011. There were no penalties or interest outstanding at the end of the 2011 tax year. The Company classifies all tax-related interest and penalties in the provision for income taxes.

The Company considers many factors when evaluating and estimating its tax positions and the impact on income tax expense, which may require periodic adjustments and which may not accurately anticipate actual outcomes. As of December 31, 2011 the company no longer requires a liability for unrecognized tax benefits.

The Company is subject to the examination of its income tax returns by the Internal Revenue Service (IRS) and other tax authorities in conjunction with the IRS audit of the Parent. The tax years under examination vary by jurisdiction. The Company is included in the IRS examination of the Parent for tax years 2008 and 2009. The Company also files many state and foreign income tax returns in jurisdictions with varying statutes of limitations. Tax years 2008 and forward generally remain subject to examination by most state tax authorities. In foreign jurisdictions, tax years 2007 and forward generally remain subject to examination.

The HHI Group

Notes to Combined Financial Statements  (continued)

Q. Commitments and Guarantees

Commitments

The Company has non-cancelable operating lease agreements, principally related to facilities, vehicles, machinery and equipment. Rental expense for operating leases was $12.8 million in 2011, and $14.2 million in 2010.

The following is a summary of the Company’s future commitments which span more than one future fiscal year:

	Total	2012	2013	2014	2015	2016	Thereafter
	(In Millions)
Operating lease obligations	$46.3	$8.8	$5.6	$5.2	$4.6	$3.4	$18.7

Guarantees

The Company issued a standby letter of credit for $0.3 million to guarantee future payments which may be required under an insurance program.

The Company provides product and service warranties. The types of warranties offered generally range from one year to limited lifetime, while certain products carry no warranty. Further, the Company sometimes incurs discretionary costs to service its products in connection with product performance issues. Historical warranty and service claim experience forms the basis for warranty obligations recognized. Adjustments are recorded to the warranty liability as new information becomes available.

Following is a summary of the warranty activity for the years ended December 31, 2011, and January 1, 2011:

	2011	2010
	(In Millions)
Beginning balance	$4.3	$0.2
Warranties issued	8.1	2.8
Liability assumed in the merger	—	3.7
Warranty payments	(8.0)	(2.4)

Ending balance	$4.4	$4.3

R. Contingencies

The Company is involved in various legal proceedings relating to environmental issues, employment, product liability, workers’ compensation claims and other matters. The Company periodically reviews the status of these proceedings with both inside and outside counsel, as well as an actuary for risk insurance. Management believes that the ultimate disposition of these matters will not have a material adverse effect on operations or financial condition taken as a whole.

The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. Actual costs to be incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating certain exposures. Subject to the imprecision in estimating future contingent liability costs, the Company does not expect that any sum it may have to pay in connection with these matters in excess of the amounts recorded will have a materially adverse effect on its financial position, results of operations or liquidity.

The HHI Group

Notes to Combined Financial Statements  (continued)

R. Contingencies  (continued)

In connection with the Merger, the Company assumed certain commitments and contingent liabilities. HHI is a party to litigation and administrative proceedings with respect to claims involving the discharge of hazardous substances into the environment. Some of these assert claims for damages and liability for remedial investigations and clean-up costs with respect to sites that have never been owned or operated by HHI but at which HHI has been identified as a potentially responsible party. Other matters involve current and former manufacturing facilities.

In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. In the normal course of business, the Company is involved in various lawsuits and claims. In addition, the Company is a party to a number of proceedings before federal and state regulatory agencies relating to environmental remediation. Also, the Company, along with many other companies, has been named as a PRP in a number of administrative proceedings for the remediation of various waste sites, including 3 active Superfund sites. Current laws potentially impose joint and several liabilities upon each PRP. In assessing its potential liability at these sites, the Company has considered the following: whether responsibility is being disputed, the terms of existing agreements, experience at similar sites, and the Company’s volumetric contribution at these sites.

The Company’s policy is to accrue environmental investigatory and remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The amount of liability recorded is based on an evaluation of currently available facts with respect to each individual site and includes such factors as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. The liabilities recorded do not take into account any claims for recoveries from insurance or third parties. As assessments and remediation progress at individual sites, the amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. As of December 31, 2011 and January 1, 2011, the Company had reserves of $26.7 million and $25.3 million, respectively, for remediation activities associated with Company-owned properties, as well as for Superfund sites, for losses that are probable and estimable. Of the 2011 amount, $1.6 million is classified as current and $25.1 million as long-term which is expected to be paid over the estimated remediation period. The range of environmental remediation costs that is reasonably possible is $19.0 million to $44.0 million which is subject to change in the near term. The Company may be liable for environmental remediation of sites it no longer owns. Liabilities have been recorded on those sites in accordance with policy.

The environmental liability for certain sites that have cash payments beyond the current year that are fixed or reliably determinable have been discounted using a rate of 2.1% to 3.8%, depending on the expected timing of disbursements. The discounted and undiscounted amount of the liability relative to these sites is $7.7 million and $16.0 million, respectively. The payments relative to these sites are expected to be $0.8 million in 2012, $0.7 million in 2013, $0.7 million in 2014, $0.8 million in 2015, $0.4 million in 2016 and $12.6 million thereafter.

SPECTRUM BRANDS, INC.

Until March 23, 2014, all dealers effecting transactions in these securities, whether or not participating in this exchange offer, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions. No person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, any information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus.